
08049051

MASIMO CORP (MASI)

40 PARKER
IRVINE, CA 92618
949-297-7000
http://www.masimo.com

10-K

FORM 10-K
Filed on 03/04/2008 - Period: 12/29/2007
File Number 001-33642



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33642

Masimo Corporation
(Exact name of registrant as specified in its charter)

Delaware *(State or Other Jurisdiction of Incorporation or Organization)*	33-0368882 *(I.R.S. Employer Identification Number)*
40 Parker Irvine, California *(Address of Principal Executive Offices)*	92618 *(Zip Code)*

(949) 297-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.001	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non–affiliates of the registrant, based upon the closing sale price of the common stock on February 15, 2008, as reported on the NASDAQ Global Market, was approximately $1.47 billion. The registrant has elected to use February 15, 2008 as the calculation date because as of June 30, 2007 (the last business day of the registrant's most recent second fiscal quarter), the registrant was a privately–held concern.

At February 15, 2008, the registrant had 55,126,642 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Form 10–K incorporate information by reference from the registrant's proxy statement for the registrant's 2008 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year covered by this annual report.

Table of Contents

MASIMO CORPORATION
FISCAL YEAR 2007 FORM 10–K ANNUAL REPORT
TABLE OF CONTENTS

Table of Contents

FORWARD–LOOKING STATEMENTS

This Annual Report on Form 10–K, or Form 10–K, contains "forward–looking statements" that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward–looking statements. The forward–looking statements are contained principally in Item 1—"Business," Item 1.A—"Risk Factors" and Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations." Such forward–looking statements include any expectation of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; factors that may affect our operating results; statements concerning new products or services; statements related to future capital expenditures; statements related to future economic conditions or performance; statements as to industry trends and other matters that do not relate strictly to historical facts or statements of assumptions underlying any of the foregoing. These statements are often identified by the use of words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," or "will," and similar expressions or variations. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward–looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward–looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed under Item 1.A. "Risk Factors" in this Form 10–K. Furthermore, such forward–looking statements speak only as of the date of this report. We undertake no obligation to update any forward–looking statements to reflect events or circumstances after the date of such statements.

PART I

ITEM 1. BUSINESS

Overview

We are a global medical technology company that develops, manufactures and markets non–invasive patient monitoring products that improve patient care. We were incorporated in California in May 1989 and reincorporated in Delaware in May 1996. We invented Masimo Signal Extraction Technology, or Masimo SET, which provides the capabilities of measure–through motion and low perfusion pulse oximetry to address the primary limitations of conventional pulse oximetry. Pulse oximetry is the non–invasive measurement of the oxygen saturation level of arterial blood, or the blood that delivers oxygen to the body's tissues, and pulse rate. Our Masimo SET platform has addressed many of the previous technology limitations and has been referred to by several industry sources as the gold standard in pulse oximetry. The benefits of Masimo SET have been validated in over 100 independent clinical and laboratory studies. During fiscal 2007, we generated product revenue of $199.7 million and we increased our revenue at a compound annual growth rate, or CAGR, of approximately 42.5% for the three years ended December 29, 2007.

We develop, manufacture and market a family of non–invasive blood constituent patient monitoring solutions that consists of a monitor or circuit board and our proprietary single–patient use and reusable sensors and cables. In addition, we offer remote alarm/monitoring solutions, such as the Masimo Patient SafetyNet. Our solutions and related products are based upon our proprietary Masimo SET algorithms. This software–based technology is incorporated into a variety of product platforms depending on our customers' specifications. We sell our products to end–users through our direct sales force and certain distributors, and some of our products to our original equipment manufacturer, or OEM, partners, for incorporation into their products. We estimate that our worldwide installed base of our pulse oximeters and OEM monitors that incorporate Masimo SET was approximately 470,000 units as of December 29, 2007. Our installed base is the primary driver for the recurring sales of our sensors, most notably, single–patient adhesive sensors. Based on industry reports, we estimate that the worldwide pulse oximetry market is approximately $1.0 billion, the largest component of which is the sale of sensors.

Our strategy is to utilize the reliability and accuracy of our Masimo SET platform, along with our Patient SafetyNet solutions, to facilitate the expansion of our pulse oximetry products into areas beyond critical care settings, including the general care areas of the hospital. Additionally, we have developed products that non–invasively monitor parameters beyond arterial blood oxygen saturation level and pulse rate. In 2005, we launched our Masimo Rainbow SET platform utilizing licensed Rainbow technology, which we believe includes the first devices cleared by the U.S. Food and Drug Administration to non–invasively measure carboxyhemoglobin, or carbon monoxide levels in the blood, and methemoglobin saturation levels in the blood. We believe that the use of products incorporating Rainbow technology will become widely adopted for the non–invasive monitoring of these parameters. In addition, we have developed a new measurement called Plethysmograph Variability Index, or PVI. Independent clinical studies are reporting that PVI may allow clinicians to test fluid responsiveness of mechanically ventilated patients. We believe that we will develop and introduce additional parameters in the future based on our proprietary technology platforms.

Table of Contents

Our technology is supported by a substantial intellectual property portfolio that we have built through internal development and, to a lesser extent, acquisitions and license agreements. As of December 29, 2007, we had 444 issued and pending patents worldwide. We have exclusively licensed from our development partner, Masimo Laboratories, Inc., or Masimo Labs, the right to incorporate Rainbow technology into our products intended to be used by professional caregivers, including but not limited to hospital caregivers and EMS facility caregivers. On January 17, 2006, we settled a patent litigation dispute with Nellcor, a division of Tyco Healthcare. Under the terms of the settlement, Nellcor has agreed to discontinue the sale of its products found to infringe our patents and will pay us royalties at least through March 14, 2011 on the U.S. sales of its pulse oximetry products.

On August 13, 2007, we completed our initial public offering, or IPO, of common stock in which a total of 13,704,120 shares were sold, comprised of 10,416,626 shares sold by selling stockholders, 1,500,000 shares sold by us at the initial closing and 1,787,494 shares sold by us pursuant to the underwriters' full exercise of their over–allotment option, at an issue price of $17.00 per share. We raised a total of $55.9 million in gross proceeds from the IPO, or approximately $47.8 million in net proceeds after deducting underwriting discounts and commissions of $3.9 million and estimated other offering costs of approximately $4.2 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into an aggregate of 34,612,503 shares of common stock. The condensed consolidated financial statements as of and for the period ended December 29, 2007, including share and per share amounts, include the effects of the offering since it was completed prior to December 29, 2007.

Industry Background

Pulse oximetry has gained widespread clinical acceptance as a standard patient vital sign measurement because it can give clinicians an early warning of low arterial blood oxygen saturation levels, known as hypoxemia. Early detection is critical because hypoxemia can lead to a lack of oxygen in the body's tissues, which can result in brain damage or death in a matter of minutes. Pulse oximeters are currently used primarily in critical care settings, including emergency rooms, operating rooms, recovery rooms, intensive care units, or ICUs, and the EMS market.

In addition, clinicians use pulse oximeters to estimate whether there is too much oxygen in the blood, a condition called hyperoxemia. In premature babies, hyperoxemia can lead to permanent eye damage or blindness. By ensuring that oxygen saturation levels in babies remains under 96%, clinicians believe they can lower the incidence of hyperoxemia. Hyperoxemia can also cause problems for adults, such as increased risk of postoperative infection and tissue damage. In adults, to prevent hyperoxemia, clinicians use pulse oximeters to administer the minimum level of oxygen necessary to maintain normal saturation levels.

Pulse oximeters use sensors attached to an extremity, typically the fingertip. These sensors contain two light emitting diodes, or LEDs, that in a transmittance sensor transmit red and infrared light from one side of the extremity through the tissue to a photodetector on the other side of the extremity. The photodetector in the sensor measures the amount of red and infrared light absorbed by the tissue. A microprocessor then analyzes the changes in light–absorption to provide a continuous, real–time measurement of the amount of oxygen in the patient's arterial blood. Pulse oximeters typically give audio and visual alerts, or alarms, when the patient's arterial blood oxygen saturation level or pulse rate falls outside of a designated range. As a result, clinicians are able to immediately initiate treatment to prevent the serious clinical consequences of hypoxemia and hyperoxemia.

Limitations of Conventional Pulse Oximetry

Conventional pulse oximetry is subject to technological limitations that reduce its effectiveness and the quality of patient care. In particular, when using conventional pulse oximetry, arterial blood signal recognition can be distorted by motion artifact, or patient movement, and low perfusion, or low arterial blood flow. Motion artifact can cause conventional pulse oximeters to inaccurately measure the arterial blood oxygen saturation level due mainly to the movement and recognition of venous blood. Venous blood, which is partially depleted of oxygen, may cause falsely low oxygen saturation readings. Low perfusion can also cause the failure of the conventional pulse oximeter to obtain an accurate measurement. Conventional pulse oximeters cannot distinguish oxygenated hemoglobin, or the component of red blood cells that carries oxygen, from dyshemoglobin, which is hemoglobin that is incapable of carrying oxygen. In addition, conventional pulse oximetry readings can also be impacted by bright light and electrical interference from the presence of electrical surgical equipment. Independent, published research shows that conventional pulse oximeters are subject to operating limitations, including:

- inaccurate measurements, which can lead to the non–detection of a hypoxemic event or improper and unnecessary treatment;
- false alarms, which occur when the pulse oximeter falsely indicates a drop in the arterial blood oxygen saturation level which can lead to improper therapy, the inefficient use of clinical resources as clinicians respond to false alarms, or the non–detection of a true alarm if clinicians become desensitized to frequently occurring false alarms; and
- signal drop–outs, which is the loss of a real–time signal as the monitor attempts to find or distinguish the pulse, which can lead to the non–detection of hypoxemic events.

Published independent research shows that over 70% of the alarms were false outside the operating room using conventional pulse oximetry. In addition, in the operating room, conventional pulse oximeters failed to give measurements at all due to weak physiological signals, or low perfusion, in approximately 9% of all cases studied. Manufacturers of conventional pulse oximeters have attempted to address some of these limitations, with varying degrees of success. Some devices have attempted to minimize the effects of motion artifact by repeating the last measurement before motion artifact is detected, until a new, clean signal is detected and a new measurement can be displayed, known as freezing values. Other devices have averaged the signal over a longer period of time, known as long–averaging, in an attempt to reduce the effect of brief periods of motion. These solutions, commonly referred to as alarm management techniques, mask the limitations of conventional pulse oximetry. Several published studies have demonstrated that some of these alarm management techniques have actually contributed to increased occurrences of undetected true alarms, or events where hypoxemia occurs, but is not detected by the pulse oximeter.

Conventional pulse oximetry technology also has several practical limitations. Because the technology cannot consistently measure oxygen saturation levels of arterial blood in the presence of motion artifact or low perfusion, the technology is not robust enough to allow for its use in non–critical care settings of the hospital, such as general care areas, where the hospital staff–to–patient ratio is significantly lower. In order for pulse oximetry to become a standard patient monitor in these settings, these limitations must be overcome.

In addition, conventional pulse oximeters cannot distinguish oxygenated hemoglobin, or the component of red blood cells that carries oxygen, from dyshemoglobin, which is hemoglobin that is incapable of carrying oxygen. The most prevalent forms of dyshemoglobins are carboxyhemoglobin and methemoglobin. As a result of these dyshemoglobins, pulse oximeters will report falsely high oxygen levels when they are present in the blood. Although currently there are lab–based tests that detect dyshemoglobins, they are invasive and do not provide immediate or continuous results.

Pulse Oximetry Market Opportunity

The pulse oximetry market consists of pulse oximeters and consumables, including single–patient use and reusable sensors, cables and other pulse oximetry accessories that are primarily sold to the hospital and EMS markets. According to a Frost & Sullivan report dated June 2007, U.S. pulse oximetry equipment market revenue, which includes pulse oximetry stand–alone devices and multi–parameter patient monitoring modules, was $201 million in 2006 and is expected to increase to $248 million by 2009, representing a CAGR of 7.3%. Additionally, a Frost & Sullivan report dated March 2004 estimated that U.S. pulse oximetry sensor market revenue would be $461 million in 2006 and would increase to $622 million by 2010, representing a CAGR of 7.8%. Based on these estimates, Frost & Sullivan estimated that the total U.S. pulse oximetry market would be $662 million in 2006. Frost & Sullivan expects the growth in the U.S. pulse oximetry sensor market to be driven by:

- ongoing adoption of low perfusion, motion–tolerant technology;
- aggressive awareness campaigns;
- rising patient acuity, or severity of illnesses, which increases the need for monitoring in the intermediate and sub–acute settings;
- expansion of the market for pulse oximetry monitoring to the general surgical floor;
- greater efficiencies for the health care worker through increased reliability, improved detection algorithms and the ability to reject false alarms; and
- adoption of pulse oximetry outside the hospital and in the faster growing alternate care market.

Based on this estimate for the U.S. market, we estimate that the worldwide pulse oximetry market was approximately $1.0 billion in 2007. According to the June 2007 Frost & Sullivan report, Masimo and Nellcor each comprised 38% of the total U.S. pulse oximetry monitoring equipment market in 2006, totaling 76% of the market.

Additional Market Opportunities

Expansion to Non–Critical Care Settings

We believe there are opportunities to expand the market for pulse oximetry by applying Masimo SET's proven benefits from critical care settings to non–critical care settings, as well as settings outside of the hospital. It is currently estimated that over 86% of all U.S. hospital beds are located in non–critical care areas, where continuous monitoring is not widely used. A published study showed that approximately 264,000 hospital deaths over a three–year period were attributable to patient safety incidents, or generally preventable patient events in non–critical care areas. The study concluded that the failure to timely diagnose and treat patients accounted for over 70% of those deaths, suggesting that improved patient monitoring in non–critical care settings can alert clinicians of patient distress and help to improve patient care. We believe that Masimo SET's ability to dramatically minimize false alarms due to patient motion while maximizing the sensitivity of pulse oximeters to report true alarms will allow hospitals to reliably and continuously monitor their patients in the general floors.

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Carboxyhemoglobin Detection

We believe two of the dyshemoglobins discussed above are important to measure. There are opportunities to expand the market for patient monitoring by enabling the measurement of additional blood constituents beyond arterial blood oxygen saturation level and pulse rate by measuring carboxyhemoglobin and methemoglobin. For example, carbon monoxide is the leading cause of accidental poisoning death in the United States, responsible for an estimated 3,800 fatalities and 40,000 emergency room visits annually, according to a report in *Journal of Emergency Medicine*. Carbon monoxide poisoning, which involves carbon monoxide binding with hemoglobin cells, thereby preventing them from carrying oxygen, can cause severe neurological damage, permanent heart damage or death in a matter of minutes. Quick diagnosis and treatment of carbon monoxide poisoning is critical in saving lives and preventing long–term damage. Several leading emergency first responder associations including the including the National Association of Emergency Medical Technicians, the National Association of EMS Educators and the International Association of Fire Fighters have recently issued recommendations to non–invasively screen for carbon monoxide poisoning when exposure is suspected or when an individual presents with symptoms of such poisoning. In addition the National Fire Protection Association, or NFPA, recently included carbon monoxide screening by Pulse CO–Oximetry as part of a new national healthcare standard for firefighters potentially exposed to carbon monoxide poisoning. NFPA's consensus codes and standards serve as the worldwide authoritative source on fire prevention and public safety.

We believe that the primary opportunity for non–invasive blood carbon monoxide monitoring is in the EMS and emergency department settings, but may extend into other critical care settings as well, such as the operating room, or OR. Carbon monoxide can in some cases be produced by the anesthesia machine, which can, in some circumstances, create dangerous levels of carbon monoxide. This occurrence is known as Monday Morning Phenomenon, which may be diagnosed with non–invasive monitoring of carbon monoxide in the OR. In addition, patients who have moderate levels of carbon monoxide in their blood upon hospital admission, either from smoking or exposure to carbon monoxide, often have complications during anesthesia administration. If carbon monoxide is detected in their blood, surgeries can be postponed until the patient's carbon monoxide level has returned to a safe level for surgery.

Methemoglobin Detection

Another opportunity to expand the market for patient monitoring is to enable the non–invasive measurement of methemoglobin, another form of hemoglobin that is unable to carry oxygen to tissues throughout the body. Since hemoglobin is the key carrier of oxygen in the blood, its replacement by methemoglobin can cause cyanosis, or bluish discoloration of the skin caused by lack of oxygen in the blood. According to a research report published by Johns Hopkins University in September 2004, approximately 30 different drugs routinely administered in hospitals can cause methemoglobinemia, or the presence of an abnormal amount of methemoglobin in the blood. This study found 414 cases, or 19% of all patients reviewed, of acquired methemoglobinemia, which were detected in many areas of the hospital and various patient populations over a 28–month period. The methemoglobinemia resulted in one fatality and three near–fatalities. In addition, pesticides, herbicides and other industrial chemicals can cause methemoglobinemia. Some of the 30 drugs that the Johns Hopkins University report found to cause methemoglobinemia are benzocaine, a local anesthetic, which is routinely used in procedures, ranging from endoscopy to surgery, inhaled nitric oxide, routinely used in the Neonatal Intensive Care Unit, nitroglycerin used to treat cardiac patients and dapsone, used to treat infections. The NACB recommends that clinicians routinely utilize point of care tests to measure the level of methemoglobin in patients receiving benzocaine, a local anesthetic. In addition, two clinical studies indicated that patients with sepsis showed increased blood methemoglobin levels. As a result, we intend to investigate whether monitoring this blood constituent may help with the diagnosis and early treatment of sepsis.

Plethysmograph Variability Index (PVI)

In June 2007, we introduced Plethysmograph Variability Index, or PVI, a non–invasive measurement that quantifies changes in the plethysmographic waveform, a graphical display of the changes in blood volume caused by arterial pulsation, over at least one respiration cycle, derived from the Masimo Rainbow SET pulse oximetry technology. A recent published clinical study suggests that PVI may provide clinicians with a non–invasive way to see if the patient is responsive to fluids. This may prove to be very useful on mechanically ventilated patients in the operating room and other critical care areas. In addition, PVI may allow clinicians to detect dehydration in patients. PVI may also monitor functional hemodynamics, or forces involved in the circulation of blood, in their patients. This technology may prove to be a valuable clinical tool with significant advantages over currently available indicators of changes in functional hemodynamics that are invasive, operator dependent, often inaccurate and expensive. PVI displays a numeric representation of the changes to the pleth waveform on the pulse oximeter and allows clinicians to track and trend these changes over time. PVI can be purchased and installed on Radical 7 and any other monitors equipped with a Masimo MX board.

Total Hemoglobin (SpHb)

In late February 2008, we introduced non–invasive, continuous measurement of Total Hemoglobin, subject to clearance from applicable regulatory agencies. Hemoglobin is the part of a red blood cell that carries oxygen to the body, therefore a measurement of total hemoglobin is an indicator of the oxygen carrying capacity of the blood. Because of its clinical importance, hemoglobin is one of the most commonly–ordered lab diagnostic tests in the hospital and physician office. Each year in the United States, over 350 million invasive hemoglobin tests are performed, which requires multiple steps including collecting the patient's blood sample, transferring the sample to the lab, analyzing the sample and documenting the results, and reporting the results to the ordering clinician. Now, just seconds after placing our Rainbow sensor on a patient's finger, non–invasive and continuous hemoglobin measurements will be available to the clinician.

While we believe that avoiding invasive blood measurements is of great clinical value, the ability to measure total hemoglobin on a continuous basis will, we believe, enable clinicians to evaluate change in measurements and thereby improve the ability to make earlier and better treatment decisions, thus potentially decreasing costs. We expect that many invasive hemoglobin tests could eventually be replaced by non–invasive hemoglobin tests due to the significant clinical advantages of measuring total hemoglobin on a continuous basis.

Future Applications

We believe that our core signal processing and sensor technologies are widely applicable and expect to develop and launch future applications utilizing our proprietary technology platforms.

The Masimo Solution

Our innovative and proprietary technologies and products are designed to overcome the primary limitations of pulse oximetry, which involve maintaining accuracy in the presence of motion artifact and weak signal to noise situations. Our Masimo SET platform, which became available to hospitals in the United States in 1998, is the basis of our pulse oximetry products and we believe represented the first significant technological advancement in pulse oximetry since its introduction in the early 1980s. In addition, our products' benefits have been validated in over 100 independent clinical and laboratory studies.

Masimo SET utilizes five signal processing algorithms, four of which are proprietary, in parallel, to deliver high precision, sensitivity and specificity in the measurement of arterial blood oxygen saturation levels. Sensitivity is the ability to detect true events and specificity is the ability to reject false alarms. One of our proprietary processing algorithms, Discrete Saturation Transform, separates signal from noise in real–time through the use of adaptive filtering, and an iterative sampling technique that tests each possible saturation value for validity. Masimo SET signal processing can therefore identify the venous blood and other noise, isolate them, and extract the arterial signal.

To complement our Masimo SET platform, we have developed a wide range of proprietary single–patient use and reusable sensors, cables and other accessories designed specifically to work with Masimo SET software and hardware. Although our technology platforms operate solely with our proprietary sensor lines, our sensors have the capability to work with certain competitive pulse oximetry monitors through the use of adapter cables. Our LNOP neonatal adhesive sensors have been clinically proven to exhibit greater durability compared to competitive sensors.

In 2005, we introduced our Masimo Rainbow SET platform, leveraging our Masimo SET technology and incorporating licensed Rainbow technology to enable reliable, real–time monitoring of additional parameters beyond arterial blood oxygen saturation and pulse rate. The Masimo Rainbow SET platform has the unique ability to distinguish oxygenated hemoglobins from certain dyshemoglobins, hemoglobin incapable of transporting oxygen, and allows for the rapid, non–invasive monitoring of carboxyhemoglobin and methemoglobin, which we refer to as Pulse CO–Oximetry. Along with the release of our Rainbow SET Pulse CO–Oximetry products, we have developed multi–wavelength sensors that have the ability to monitor multiple parameters with a single sensor. We believe that the use of Masimo Rainbow SET Pulse CO–Oximetry products will become widely adopted for the non–invasive monitoring of these parameters.

Additionally, we market our Patient SafetyNet and RadNet remote–alarm and monitoring systems for use with our Masimo SET pulse oximeters and Rainbow SET Pulse CO–Oximeters. These systems currently allow wireless and remote monitoring of the oxygen saturation and pulse rate of up to 40 patients simultaneously, and may facilitate the expansion of our products into areas beyond the critical care settings, such as the general care areas. We believe that the superior performance of the Masimo SET platform coupled with reliable, cost effective, and easy to use wireless remote monitoring will allow hospitals to create continuous surveillance solutions on general care floors where patients are at risk of avoidable adverse events and where direct patient observation by skilled clinicians is cost prohibitive.

Benefits of Our Products and Technology

We believe that our technology and products offer several key benefits, including:

- *Accurate, Real–Time Measurement.* We believe that the Masimo SET platform has the ability to provide more accurate measurements with fewer missed events and false alarms than other pulse oximeter in the market place. Many of the top hospitals in the United States, including four of the top five, according to "U.S. News and World Reports Honor Roll" for 2007, made Masimo SET their primary pulse oximetry platform.

- *Increased Quality of Patient Care.* We believe that the proven accuracy and reliability of Masimo SET pulse oximetry allows for better clinical decisions, leading to fewer medical errors and better patient care. We believe that the non–invasive monitoring of carboxyhemoglobin will improve the quality of care based on the number of emergency room visits reported for carbon monoxide poisoning. We believe the non–invasive monitoring of methemoglobin will also improve patient care based on reported drug interactions that increase methemoglobin levels in the blood. We believe wireless remote–alarm and monitoring on the general care floor will reduce avoidable adverse events through earlier detection and intervention.

- *Reduced Cost of Care.* Several independent studies have shown that hospitals can reduce their costs as a result of using Masimo SET products. We believe that factors contributing to lower costs include a reduction in sensor usage as a result of more durable sensors, fewer invasive arterial blood gas procedures needed, less oxygen administration and a reduction in length of stay as the result of weaning patients off of ventilators more quickly. In addition, we expect that the non–invasive monitoring of carboxyhemoglobin and methemoglobin will help reduce the cost of care by reducing the need for invasive blood tests and limiting the costs from complications caused by incorrect diagnoses. We believe early detection of avoidable adverse events will contribute to lower length of stay because such events will be treated earlier before patients decompensate to critical levels.

- *Masimo SET Platform Allows for Expansion into Non–Critical Care Settings.* We believe the ability of Masimo SET products to provide reliable monitoring with fewer false alarms has expanded and will continue to expand the use of pulse oximetry into other settings where patient motion and false alarms have historically prevented its use. Since the introduction of Masimo SET, we believe that pulse oximetry has become a standard of care in the EMS market. In addition, hospitals and other care centers can reduce their costs by moving less critically ill patients from the ICU to the general care areas where these patients can be continuously and accurately monitored in a more cost–effective manner. Many patients in the general care areas are at risk of dying due to inadequate oxygenation. To mitigate this risk, patients in the general care areas need to be continuously monitored. Our Patient SafteyNet and RadNet systems enable the Masimo SET and Rainbow SET platforms to wirelessly and remotely monitor patients in the general care areas of the hospital that are not under the constant supervision of clinicians.

- *Upgradeable Rainbow Platform for the Monitoring of Additional Parameters.* Products with our new MX circuit board contain our Masimo SET pulse oximetry technology as well as circuitry to support Rainbow parameters. At the time of purchase, or at any time in the future, our customers and our OEMs' customers will have the option of purchasing a software parameter, which will allow the customer to expand their patient monitoring systems to monitor additional parameters with a cost–effective solution.

Our Strategy

Since inception, our mission has been to develop non–invasive blood constituent patient monitoring solutions that improve patient outcomes and reduce the cost of patient care. We intend to continue to grow our business and to improve our market position by pursuing the following strategies:

- *Continue to Expand Our Market Share In Pulse Oximetry.* We grew our product revenue from $69.1 million in 2004 to $199.7 million in 2007, representing a three year CAGR of approximately 42.5%. In the last three years, we estimate that we have increased our market share from approximately 8.0% to 20.0% of the current estimated $1.0 billion worldwide pulse oximetry market. This growth can be attributed to the increased access to pulse oximetry customers through our agreements with group purchasing organizations, or GPOs, and our increased relationships with OEM partners, the expansion of our direct sales force, and strong, independent clinical evidence that demonstrates the benefits of our technology. We supplement our direct sales with sales through our distributors. Direct and distributor sales increased to approximately $143.7 million, or 71.9%, of product revenues for 2007, from $40.9 million, or 59.2%, of product revenues in 2004. We expect the percentage of our revenue from direct sales to continue to increase as we expand our worldwide sales force.

- *Expand the Pulse Oximetry Market to Other Patient Care Settings.* We believe the ability to continuously and accurately monitor patients outside of critical care settings, including the general care areas of the hospital, are currently unmet medical needs and have the potential to significantly improve patient care and increase the size of the pulse oximetry market. We believe the ability of Masimo SET and Masimo Rainbow SET to accurately monitor and address the limitations of conventional pulse oximetry has enabled, and will continue to enable, us to expand into non–critical care settings and thus significantly expand the market for our products. To further support our expansion into the general care areas, we market two wireless floor monitoring solutions, Patient SafetyNet and RadNet, that currently enable continuous monitoring of up to 40 patients' oxygen saturation and pulse rate with one system, utilizing our Masimo SET or Masimo Rainbow SET platform. The American Hospital Association estimated that there were approximately 947,000 staffed beds in all U.S.–registered hospitals in 2004. In 2000, approximately 86.6% of all hospital beds in the United States were located in non–critical care settings according to a study published in the Journal of Critical Care Medicine, which suggests a potential to monitor an additional approximately 820,000 beds in the United States alone.

- *Utilize Our Customer Base and OEM Relationships to Market Our Masimo Rainbow SET Pulse CO–Oximetry Products Incorporating Licensed Rainbow Technology.* We sold our first Masimo Rainbow SET Pulse CO–Oximetry products in September 2005. We are currently selling our Rainbow SET products through our direct sales force and distributors. In addition, we plan to sell our MX circuit boards in our own pulse oximeters and to our OEM partners, equipped with circuitry to support Rainbow SET Pulse CO–Oximetry parameters which can be activated at time of sale or through a subsequent software upgrade. We believe that the clinical need of these measurements along with our installed customer base will help drive the adoption of our Rainbow SET Pulse CO–Oximetry products.

- *Continue to Innovate and Maintain Our Technology Leadership Position.* We invented and pioneered what we believe is the first pulse oximeter to accurately measure arterial blood oxygen saturation level and pulse rate in the presence of motion artifact and low perfusion. In addition, through our license of Rainbow technology from Masimo Labs, we launched our Rainbow SET Pulse CO–Oximetry platform that enabled what we believe are the first FDA–cleared non–invasive monitoring of carboxyhemoglobin and methemoglobin in the blood. We also developed PVI. We plan to continue to innovate and develop new technologies and products internally and through our collaboration with Masimo Labs, for the non–invasive monitoring of other parameters.

Our Products

We develop, manufacture and market a patient monitoring solution which incorporates a monitor or circuit board and sensors including both proprietary single–patient use and reusable sensors and cables. In addition, we offer remote–alarm/monitoring solutions and software.

The following chart summarizes our principal product components and principal markets and methods of distribution:

Product Components	Description	Markets and Methods of Distribution
Patient Monitoring Solutions:		
Circuit Boards	• Signal processing apparatus for all Masimo SET and licensed Rainbow technology platforms	Incorporated into our proprietary pulse oximeters and sold to OEM partners who incorporate our circuit boards into their patient monitoring systems
Pulse Oximeters/Monitors	• Bedside and handheld monitoring devices that incorporate Masimo SET with and without licensed Rainbow technology	Sold directly to end–users and through distributors and in some cases to our OEM partners who sell to end–users
Sensors	• Extensive line of both single–patient use and reusable sensors	Sold directly to end–users and through distributors and to OEM partners who sell to end–users
	• Patient cables, as well as adapter cables that enable the use of our sensors on certain competitive monitors	
Remote–Alarm and Monitoring Solutions	• Network–linked wired or wireless, multiple patient floor monitoring solutions	Sold directly to end–users
	• Standalone wireless alarm notification solutions	
Software	• Rainbow parameters and other proprietary features sold to installed monitors	Sold directly to end–users and through OEM partners who sell to end–users

Circuit Boards

Masimo SET MS Circuit Boards. Our Masimo SET MS circuit boards perform all signal processing and other pulse oximetry functions incorporating the Masimo SET platform. Our MS circuit boards are included in our proprietary monitors for direct sale or sold to our OEM partners for incorporation into their monitors. Once incorporated into a pulse oximeter, the MS circuit boards perform all data acquisition processing and report the pulse oximetry levels to the host monitor. The circuit boards and related software interface directly with our proprietary sensors to calculate arterial blood oxygen saturation level and pulse rate. We released the MS−1 circuit board in 1996 and currently sell MS−3, MS−5, MS−7, MS−11 and MS−13 circuit boards, which vary in size and power consumption.

Masimo Rainbow SET MX Circuit Boards. Our next−generation circuit board is the foundation for our Masimo Rainbow SET Pulse CO−Oximetry platform, utilizing technology licensed from Masimo Labs. The MX circuit boards measure arterial blood oxygen saturation levels and pulse rate, and have the circuitry to enable the measurement of carboxyhemoglobin, methemoglobin, pleth variability index and potentially other parameters, such as the recently announced SpHb. Customers can choose to buy additional parameters beyond arterial blood oxygen saturation levels and pulse rate at the time of sale or at any time in the future through software upgrade. As additional parameters are developed, each new parameter may be available as a software upgrade to the existing system.

Pulse Oximeters/Monitors

Radical. We believe that the Radical pulse oximeter is the most advanced and versatile pulse oximetry monitor available. The Radical, using Masimo SET, offers three−in−one capability to be used as:

- a standalone device for bedside monitoring;
- a detachable, battery−operated handheld unit for easy portable monitoring; and
- a monitor interface via SatShare, proprietary technology allowing our products to work with certain competitor products, to upgrade existing conventional multi−parameter patient monitors to Masimo SET.

Radical is a fully−equipped standalone pulse oximeter with a detachable module, which functions as a battery−operated, handheld pulse oximeter. The handheld module can be connected with any other Radical base station, which allows Radical to stay with the patient, enabling continuous and reliable arterial blood oxygen saturation monitoring as patients are transported within the hospital. For example, Radical can continuously monitor a patient from the ambulatory environment, to the emergency room, to the operating room, to the general floor, and on until the patient is discharged. Radical delivers the accuracy and reliability of Masimo SET with multi−functionality, ease of use and a convenient upgrade path for existing monitors.

Our SatShare technology enables a conventional monitor to upgrade to Masimo SET through a simple cable connection from the back of Radical to the sensor input port of the conventional monitor. No software upgrades or new modules are necessary for the upgrade, which can be completed in minutes. SatShare allows hospitals to standardize the technology and sensors used throughout the hospital while allowing them to gain more accurate monitoring capabilities and additional multi−functionality in a cost−effective manner. This has facilitated many hospital−wide conversions of previously installed competitor monitors to Masimo SET. We received FDA clearance for Radical in October 1999 and began commercially shipping Radical in 2000.

Radical−7. The Radical−7 incorporates the MX circuit board which enables Rainbow SET parameters. We received FDA clearance in October 2006 and began shipping Radical−7 in 2007, which permits the non−invasive monitoring of arterial blood oxygen saturation levels, pulse rate, perfusion index and carboxyhemoglobin and methemoglobin saturation levels, Pleth Variability Index and 3D alarms through a software purchase. Over time, we expect the Radical−7 to replace the Radical as our primary bedside Masimo SET pulse oximeter.

Rad−8. The Rad−8 is a bedside pulse oximeter with a lower cost design and fewer features as compared to Radical, allowing for the Rad−8 to be offered at a lower price point.

Rad−5. In addition to Radical, we have developed handheld pulse oximeters using Masimo SET. Our Rad−5 and Rad−5v handheld oximeters were the first dedicated handhelds with Masimo SET.

Rad−57. In March 2005, we introduced Rad−57, and in September 2005, we launched commercial sales of the first handheld Pulse CO−Oximeter that employs licensed Rainbow technology. We believe Rad−57 is the first FDA−cleared device to non−invasively measure carboxyhemoglobin saturation levels in the blood. Rad−57 also measures arterial blood oxygen saturation levels and pulse rate. In November 2007, we received approval from the Ministry of Health, Labor and Welfare to market the Rad−57 in Japan.

Rad−57 CM. In December 2005, we sold Rad−57 CM in Europe and we received FDA−clearance to market the product in the United States in March 2006. We believe Rad−57 CM to be the first FDA−cleared device to non−invasively measure both carboxyhemoglobin and methemoglobin saturation levels in the blood. Rad−57 CM also measures arterial blood oxygen saturation levels and pulse rate.

Sensors

Sensors and Cables. We have developed one of the broadest lines of single–patient use and reusable sensors and cables. Masimo SET sensors are uniquely designed to reduce interference from physiological and non–physiological noise. Our proprietary technology platforms operate only with our proprietary sensor lines. However, through the use of adapter cables, we can connect our sensors to certain competitive pulse oximetry monitors. We sell our sensors and cables to end–users through our direct sales force and our distributors and OEM partners.

Our single–patient use sensors offer several advantages over reusable sensors, including improved performance, cleanliness, increased comfort and greater reliability. In addition, our LNOP single–patient use sensors offer several advantages over competitive disposable sensors, including a more durable tape material that is less likely to tear and an adhesive that can be easily rejuvenated with an alcohol swab. As a result, the sensor can be moved and reapplied multiple times during a patient's stay. Our LNOP single–patient neonatal adhesive sensors have been shown in independent, published studies to last approximately twice as long as the market–leading disposable sensor. Our reusable sensors, which include ear and forehead sensors, are primarily used for short–term hospital stays and spot checks. We currently sell over 40 different sensors for adults, children, infants and pre–term infants.

SofTouch Sensors. We have developed SofTouch sensors, designed with less adhesive or no adhesive at all for compromised skin conditions. These include single–patient sensors for babies and multi–site reusable sensors for pediatrics and adults.

Trauma and Newborn Sensors. We believe we were the first to develop two specialty sensor lines, specifically designed for trauma and resuscitation situations, as well as for newborns. These sensors contain an identifier which automatically sets the oximeter to monitor with maximum sensitivity and the shortest–averaging mode and allows for quick application, even in wet and slippery environments.

Blue Sensors. In 2005, we introduced what we believe to be the first FDA–cleared sensor to accurately monitor arterial blood oxygen saturation levels in cyanotic infants and children with abnormally low oxygen saturation levels.

Masimo Rainbow SET Sensors. We believe we were the first to develop proprietary, multi–wavelength sensors for use with our Rainbow SET Pulse CO–Oximetry products. As opposed to traditional sensors that only have the capability to monitor arterial blood oxygen saturation levels and pulse rate, our Rainbow sensors can also monitor carboxyhemoglobin and methemoglobin. Our licensed Rainbow SET sensors are the only sensors that are compatible with our licensed Rainbow SET products.

Remote–Alarm and Monitoring Solutions

Patient SafetyNet. Patient SafetyNet is a remote monitoring and clinician notification system. It instantly routes bedside–generated alarms through a server to a qualified clinician's hand–held paging device in real–time. Each system can support up to 40 bedside monitors and can either be integrated into a hospital's existing IT infrastructure or operate as a stand–alone wireless network.

RadNet. RadNet enables Masimo SET and Rainbow SET monitors with a wired or wireless monitoring system to provide continuous, centralized monitoring of remotely located patients, with the ability to monitor up to 40 patients per system.

PPO+. PPO+, or Personal Pulse Oximeter, is a patient–wearable pulse oximeter and electrocardiogram, or ECG, monitor that can wirelessly transmit patients' arterial blood oxygen saturation level, pulse rate and ECG to the RadNet. PPO+ is ideally suited for monitoring ambulatory patients in the general care areas, emergency department, emergency department waiting room and any other area where the patient is ambulatory.

Both RadNet and PPO+ are OEM products from Welch Allyn.

Software. All of our monitors, including Radical–7 and certain future OEM products, which incorporate the MX board will allow purchases of software for Rainbow parameters as well as other future parameters or features that can be field installed.

The following table sets forth the revenues generated from our product classes (in millions):

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Patient monitoring solutions	$ 107.6	$ 155.0	$ 199.3
Royalty and license fee	0.3	69.2	56.6
Remote alarm and monitoring solutions	0.0	0.1	0.3
Software	0.0	0.0	0.1
Total revenues	$ 107.9	$ 224.3	$ 256.3

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Geographic Information

We are a global company with a geographically diverse market presence. See note 14 to our consolidated financial statements for financial information relating to the geographic areas in which we engage in business.

Sales and Marketing

As of December 29, 2007, we had 292 employees in sales and marketing in the United States and abroad, including 113 sales representatives and 42 clinical specialists. We expect to continue to increase our worldwide sales and sales support organizations as we continue to expand our presence throughout both the United States and throughout the world including Europe, Japan, Asia, Latin America and Canada. We currently sell all of our products both directly to hospitals and the EMS market via our sales force, and certain distributors.

Our direct and distributor revenues accounted for approximately 71.9% of our total product revenue in 2007. The primary focus of our sales representatives is to facilitate the conversion of competitor accounts to our Masimo SET pulse oximetry products. In addition to sales representatives, we employ clinical specialists to work with our sales representatives to educate end–users on the benefits of Masimo SET and assist with the introduction and implementation of our technology and products to their sites. Our sales and marketing strategy for pulse oximetry has been and will continue to be focused on building end–user awareness of the clinical and cost–saving benefits of our Masimo SET platform. More recently, we have expanded this communication and educational role to include our Masimo Rainbow SET Pulse CO–Oximetry products, with specifically carboxyhemoglobin, methemoglobin and pleth variability index. For the year ended December 29, 2007, we had one distributor, Owens & Minor, which represented 11.0% of our total revenue.

Additionally, we sell certain of our products through our OEM partners who both incorporate our boards into their monitors and resell our sensors to their customers installed base of Masimo SET products. Our OEM agreements allow us to expand the availability of Masimo SET through the sales and distribution channels of each OEM partner. To facilitate clinician awareness of Masimo SET installations, all of our OEM partners have agreed to place the Masimo SET logo prominently on their instruments. As of December 29, 2007, we had agreements with 47 OEM partners whom we believe account for over 90% of worldwide shipments of pulse oximeters incorporated into multi–parameter monitors. As of December 29, 2007, our OEM partners had collectively launched a total of 116 patient monitoring products worldwide incorporating Masimo SET.

In order to facilitate our direct sales to hospitals, we have signed contracts with companies that we believe to be the six largest GPOs, based on their total volume of negotiated purchases. In return for the GPOs to put our products on contract, we have agreed to pay the GPOs a percentage of our revenues from their member hospitals. In 2006 and 2007, revenue from the sale of our pulse oximetry products related to GPOs amounted to $66.6 million and $101.0 million, respectively.

Our marketing efforts are designed to build end–user awareness through advertising, direct mail and trade shows. In addition, we distribute published clinical studies, sponsor accredited educational seminars for doctors, nurses, biomedical engineers, and respiratory therapists and conduct clinical evaluations. We expect to increase the size of our sales and marketing force worldwide during 2008, as we continue to establish additional sales channels on a global basis.

Competition

The medical device industry is highly competitive and many of our competitors have substantially greater financial, technical, marketing and other resources than we do. While we regard any company that sells pulse oximeters as a potential customer, we also recognize that the companies selling pulse oximeters on an OEM basis and/or pulse oximetry sensors are also potential competitors. Our primary competitor, Covidien (formerly Nellcor), currently holds a substantial share of the pulse oximetry market. Nellcor sells its own pulse oximeters to end–users, sells pulse oximetry modules to other monitoring companies on an OEM basis and licenses, to certain OEMs, the right to make their pulse oximetry platforms compatible with Nellcor sensors. Although Nellcor is still a competitor of ours, in 2006 we settled a patent infringement case against them following an appellate ruling which found that Nellcor had infringed three of our patents. See "—Nellcor Patent Litigation Settlement" in Item 7—" Management's Discussion and Analysis of Financial Condition and Results of Operations." We face substantial competition from larger medical device companies, including companies that develop products that compete with our proprietary Masimo SET. We believe that a number of companies have announced products which claim to offer measure–through motion accuracy. Based on those announcements and our investigations, we further believe that many of these products include technology that infringes our intellectual property rights. We have settled claims against some of these companies and intend to vigorously enforce and protect our proprietary rights with respect to the others whom we believe are infringing our technology. Some of the remaining companies, including GE Medical Systems, Philips Medical Systems and Mindray Medical International Ltd., are currently OEM licensees of ours.

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We believe that the principal competitive factors in the market for pulse oximetry products include:

- accurate monitoring during both patient motion and low perfusion;
- ability to introduce other clinically beneficial parameters related to oxygenation and respiration, such as carboxyhemoglobin and methemoglobin;
- competitive pricing;
- sales and marketing capability;
- access to hospitals which are members of GPOs;
- access to OEM partners; and
- patent protection.

Masimo Laboratories, Inc.

Masimo Laboratories, Inc., or Masimo Labs, is an independent entity spun off from us to our stockholders in 1998. Joe E. Kiani and Jack Lasersohn, members of our board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs.

We have a cross–licensing agreement with Masimo Labs for certain technologies. The following table outlines our rights under the Cross–Licensing Agreement relating to specific end user markets and the related technology applications of specific parameters.

	End User Markets	
Parameters	Professional Caregiver and EMS	Patient and Pharmacist
Vital Signs[1]	Masimo (owns)	Masimo Labs (non–exclusive license)
Non–Vital Signs[2]	Masimo (exclusive license)	Masimo Labs (owns)

(1) Vital signs parameters includes SpO_2, peripheral venous oxygen saturation, mixed venous oxygen saturation, fetal oximetry, sudden infant death syndrome, ECG, blood pressure (non–invasive blood pressure, invasive blood pressure and continuous non– invasive blood pressure), temperature, respiration rate, CO_2, pulse rate, cardiac output, EEG, perfusion index, depth of anesthesia, cerebral oximetry, tissue oximetry and/or EMG, and associated features derived from these parameters, such as 3–D alarms, Pleth Variability Index and other features.

(2) Non–vital signs parameters includes the body fluid constituents other than vital signs parameters and include, but are not limited to, carbon monoxide, methemoglobin, blood glucose, total hemoglobin and bilirubin.

Our License to Masimo Labs. We granted Masimo Labs an exclusive, perpetual and worldwide license, with sublicense rights, to use all Masimo SET owned by us for the measurement of non–vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non–vital signs parameters in the Labs Market. We also granted Masimo Labs a non–exclusive, perpetual and worldwide license, with sublicense rights, to use Masimo SET for the measurement of vital signs in the Labs Market. In exchange, Masimo Labs pays us a 10% royalty on the amount of vital signs sensors and accessories sold by Masimo Labs.

The Labs Market is defined as any product market in which a product is intended to be used by a patient or pharmacist rather than a professional medical caregiver regardless of the particular location of the sale, including sales to doctors, hospitals, EMS professionals or otherwise, provided the product is intended to be recommended, or resold, for use by the patient or pharmacist.

Masimo Labs' License to Us. We exclusively licensed from Masimo Labs the right to make and distribute products in the Masimo Market that utilize Rainbow technology for the measurement of carbon monoxide, methemoglobin, fractional arterial oxygen saturation, and total hemoglobin, which includes hematocrit. To date, we have developed and commercially released devices that measure carbon monoxide and methemoglobin using licensed Rainbow technology. We also have the option to obtain the exclusive license to make and distribute products in the Masimo Market that utilize Rainbow technology for the measurement of other non–vital signs parameters, including blood glucose. These licenses are exclusive until the later of 20 years from the grant of the applicable license or the expiration of the last patent included in the Rainbow technology related to the applicable parameter.

The Masimo Market is defined as those product markets where the product is intended to be used by a professional medical caregiver, including hospital caregivers, surgicenter caregivers, paramedic vehicle caregivers, doctor's offices caregivers, EMS facility caregivers and vehicles where emergency medical services are provided.

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Our license to Rainbow technology for these parameters in these markets is exclusive on the condition that we continue to pay Masimo Labs royalties on our products incorporating Rainbow technology, subject to certain minimum unit and aggregate royalty thresholds, and that we use commercially reasonable efforts to develop or market products incorporating the licensed Rainbow technology. The royalty is up to 10% of the Rainbow royalty base, which includes handhelds, tabletop and multi–parameter devices. Handheld products incorporating Rainbow technology will carry a 10% royalty rate. For other products, only the proportional amount attributable for that portion of our products used to measure non–vital signs parameters, sensors and accessories, rather than for measuring vital signs parameters, will be included in the 10% Rainbow royalty base. For multi–parameter devices, the Rainbow royalty base will include the percentage of the revenues based on the number of Rainbow–enabled parameters. Beginning in 2009, for hospital contracts where we place equipment and enter into a sensor contract, we will pay a royalty to Masimo Labs on the total sensor contract revenues based on the ratio of Rainbow enabled devices to total devices.

We are also subject to certain specific annual minimum aggregate royalty payments. These minimum aggregate royalty payments are $3.5 million, $4.0 million and $5.0 million in the years ending 2008, 2009 and 2010, respectively, and $5.0 million per year thereafter.

From its inception in 1998 through December 29, 2007, we have agreed to pay Masimo Labs $18.6 million for both exclusive options and minimum royalty payments. We have 180 days after proof of feasibility to exercise the above–referenced option to obtain a license to the remaining non–vital signs parameters, including carbon monoxide, methemoglobin, total hemoglobin and bilirubin, for an additional $500,000 each, and blood glucose, which is $2.5 million.

Change in Control. The Cross–Licensing Agreement provides that, upon a change in control:

- if the surviving or acquiring entity ceases to use "Masimo" as a company name and trademark, all rights to the "Masimo" trademark will be assigned to Masimo Labs;

- the option to license technology developed by Masimo Labs for use in blood glucose monitoring will be deemed automatically exercised and a $2.5 million license fee for this technology will become immediately payable to Masimo Labs;

- per product minimum royalties, to the extent less than the annual minimums, will be payable to Masimo Labs; and

- the minimum aggregate annual royalties for all licensed Rainbow parameters payable to Masimo Labs will increase to $7.0 million, $10.0 million and $15.0 million in the years ending 2008, 2009 and 2010 and after until the exclusive period of the agreement ends, respectively, plus up to $2.0 million per other Rainbow parameters.

A change in control includes any of the following with respect to us or Masimo Labs:

- the sale of all or substantially all of either party's assets to a non–affiliated third party;

- the acquisition by a non–affiliated third party of 50% or more of the voting power of either party;

- Joe E. Kiani, our Chief Executive Officer and the Chief Executive Officer of Masimo Labs, resigns or is terminated from his position with either party; and

- the merger or consolidation of either party with a non–affiliated third party.

Ownership of Improvements. Any improvements to Masimo SET or Rainbow technology made by Masimo Labs, by us, or jointly by Masimo Labs with us or with any third party that relates to non–vital signs monitoring, and any new technology acquired by Masimo Labs, is and will be owned by Masimo Labs. Any improvements to the Masimo SET platform or Rainbow technology made by Masimo Labs, by us, or jointly by Masimo Labs with us or with any third party that relates to vital signs monitoring, and any new technology acquired by us, is and will be owned by us. However, in either case, any improvements to the technology, excluding acquired technology, will be assigned to the other party and be subject to the terms of the licenses granted under the Cross–Licensing Agreement. Any new non–vital signs monitoring technology utilizing Masimo SET that we develop will be owned by Masimo Labs and will be subject to the same license and option fees as if it had been developed by Masimo Labs. Also, we will not be reimbursed by Masimo Labs for our expenses relating to the development of any such technology.

Masimo Labs Services Agreement. We have also entered into a services agreement, or the Services Agreement, with Masimo Labs. Under this Services Agreement, we provide Masimo Labs with engineering services and accordingly charge Masimo Labs for these direct salary and payroll related expenses. In addition, at the end of each quarter, we charge Masimo Labs for its share of accounting, human resources, legal, facility and equipment costs, which we collectively refer to as indirect expenses. From its inception in 1998 through December 29, 2007, Masimo Labs has incurred approximately $13.9 million in both direct and indirect expenses. We expect Masimo Labs to continue to engage us for these services. However, pursuant to the Services Agreement, Masimo Labs may terminate the agreement by providing us 30 days notice, while we may terminate with 180 days notice to Masimo Labs.

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Research and Product Development

We believe that ongoing research and development efforts are essential to our success. As of December 29, 2007, we employed 130 engineers and engineering support staff. We expect to increase the size of our research and development staff during 2008. Our research and development efforts focus primarily on continuing to enhance our technical expertise in pulse oximetry, enabling the non–invasive monitoring of other parameters and developing remote–alarm and monitoring solutions.

Although we and Masimo Labs each have separate research and development projects, we collaborate with Masimo Labs on multiple research and development activities related to Rainbow technology and other technologies. Under the Cross–Licensing Agreement, the parties have agreed to allocate proprietary ownership of technology developed by either party based on the functionality of the technology. We will have proprietary rights to all technology related to the non–invasive measurement of vital signs parameters, and Masimo Labs will have proprietary ownership of all technology related to the non–invasive measurement of non–vital signs parameters. In addition, under our Services Agreement with Masimo Labs, we provide Masimo Labs with professional and management support services, including human resources, legal and accounting services. In January 2007, Masimo Labs realigned its development efforts and, as of December 29, 2007, it had eight full–time engineers supporting its development efforts.

Our total research and development expenditures for 2007 were $23.0 million, which included $1.9 million related to expenses incurred by Masimo Labs pursuant to the Cross–Licensing Agreement. In 2006, our total research and development expenditures were $24.9 million, which included $9.4 million of stock–based compensation, and $3.4 million related to expenses incurred by Masimo Labs pursuant to the Cross–Licensing Agreement. In 2005, total research and development expenditures were $11.3 million, which included $2.8 million of in–process research and development and $2.6 million related to expenses incurred by Masimo Labs pursuant to the Cross–Licensing Agreement. We expect our research and development expenses to increase in 2008 and beyond as we expand our research and development force, enhance our existing products and technologies and develop new ones.

Intellectual Property

We believe that in order to maintain a competitive advantage in the marketplace, we must develop and maintain protection of the proprietary aspects of our technology. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to protect our intellectual property.

We have developed a patent portfolio internally, and to a lesser extent through acquisitions and licensing, that covers many aspects of our product offerings. As of December 29, 2007, we had 266 issued patents and 178 pending applications in the United States, Europe, Japan, Australia, Canada and other countries throughout the world. In addition, as of December 29, 2007, technology we licensed from our development partner, Masimo Labs, was supported by 34 issued patents and 67 pending applications in the United States and internationally. Some of our earliest patents begin to expire in 2011. Some of Masimo Labs' earliest patents begin to expire in 2015. Additionally, as of December 29, 2007, we owned 33 U.S. registered trademarks and 114 foreign registered trademarks, as well as trade names that we use in conjunction with the sale of our products.

Under the Cross–Licensing Agreement, we and Masimo Labs have agreed to allocate proprietary ownership of technology developed based on the functionality of the technology. We will have proprietary ownership, including ownership of all patents, copyrights and trade secrets, of all technology related to the non–invasive measurement of vital signs parameters, and Masimo Labs will have proprietary ownership of all technology related to the non–invasive measurement of non–vital signs parameters. We also rely upon trade secrets, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. We seek to protect our trade secrets and proprietary know–how, in part, with confidentiality agreements with consultants, vendors and employees, although we cannot be certain that the agreements will not be breached, or that we will have adequate remedies for any breach.

There are risks related to our intellectual property rights. For further detail on these risks, see Item 1.A— "Risk Factors."

Government Regulation

FDA's Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device that we wish to market in the United States must first receive either 510(k) clearance, by filing a 510(k) pre–market notification, or PMA approval, by filing a PMA application, from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. The FDA's 510(k) clearance process usually takes from four to twelve months, but it can take longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain. It generally takes from one to three years or even longer. We cannot be sure that 510(k) clearance or PMA approval will ever be obtained for any product we propose to market.

The FDA decides whether a device must undergo either the 510(k) clearance or PMA approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives is associated with the device and a determination whether the product is a type of device that is similar to devices that are already legally marketed. Devices deemed to pose relatively less risk are placed in either Class I or II, which requires the manufacturer to submit a pre–market notification requesting 510(k) clearance, unless an exemption applies.

Class I devices are those for which safety and effectiveness can be assured by adherence to the FDA's general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA's Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non–misleading labeling, advertising, and promotional materials (General Controls). Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process.

Class II devices are subject to the FDA's General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure. All of our current devices are Class II devices.

Class III devices are those devices which have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be assured solely by the General Controls and the other requirements described above. These devices almost always require formal clinical studies to demonstrate safety and effectiveness and must be approved through the premarket approval process described below. Premarket approval applications (and supplemental premarket approval applications) are subject to significantly higher user fees under MDUFMA than are 510(k) premarket notifications.

To obtain 510(k) clearance, a company must submit a premarket notification demonstrating that the proposed device is "substantially equivalent" in intended use and in technological and performance characteristics to a legally marketed "predicate device" that is either in Class I, Class II, or is a Class III device that was in commercial distribution before May 28, 1976, for which the FDA has not yet called for submission of a PMA application. Pursuant to the Medical Device User Fee and Modernization Act of 2002 (MDUFMA), and the MDUFMA II provisions of the Food and Drug Amendments Act of 2007, unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. We have modified some of our 510(k) cleared devices, including our Masimo SET Software and Radical, but have determined that, in our view, based on FDA guidance as to when to submit a 510(k) notification for changes to a cleared device, new 510(k) clearances or PMA approvals are not required. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) clearance or PMA approval. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification, we also may be required to cease marketing and/or recall the modified device until we obtain a new 510(k) clearance or PMA approval.

Devices deemed by the FDA to pose the greatest risk, such as life–sustaining, life–supporting or implantable devices, or deemed not substantially equivalent to a legally marketed predicate device, are placed in Class III. These devices are required to undergo the PMA approval process in which the manufacturer must establish the safety and effectiveness of the device to the FDA's satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New premarket approval applications or premarket approval application supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. Premarket approval supplements often require submission of the same type of information as a premarket approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval application, and may not require as extensive clinical data or the convening of an advisory panel. None of our products are currently approved under a premarket approval.

A clinical trial may be required in support of a 510(k) submission and generally is required for a PMA application. These trials generally require an Investigational Device Exemption, or IDE, application approved in advance by the FDA for a specified number of patients, unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. Clinical trials may begin if the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA approval to market the product in the U.S.

We believe that our OEM partners may be required to obtain 510(k) premarket clearance from the FDA for products that incorporate Masimo SET or Masimo Rainbow SET circuit boards and sensors. In order to facilitate our OEM partners in obtaining 510(k) clearance for their products that incorporate Masimo SET or Masimo Rainbow SET boards and sensors, we have submitted 43 510(k) notices covering our Masimo SET circuit boards, sensors, cables and notification systems.

In the future, we may be required to submit additional 510(k) clearance to address new claims, uses or products. We cannot assure you that FDA will not deem one or more of our future products (or those of our OEM partners) to be a Class III device subject to the more burdensome PMA approval process. The FDA also may not approve or clear these products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products.

Pervasive and Continuing FDA Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. Those regulatory requirements include:

- product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;
- QSR, which require manufacturers, including third–party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;
- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off–label use or indication;
- clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
- approval of product modifications that affect the safety or effectiveness of one of our approved devices;
- MDR regulations, which require that manufacturers comply with FDA requirements to report if their device may have caused or contributed to a death or serious injury, or has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction of the device or a similar device were to recur;
- post–approval restrictions or conditions, including post–approval study commitments;
- post–market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device;
- the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations;
- regulations pertaining to voluntary recalls; and
- notices of corrections or removals.

We must also register with the FDA as a medical device manufacturer and must obtain all necessary state permits or licenses to operate our business. As a manufacturer, we are subject to announced and unannounced inspections by the FDA to determine our compliance with FDA's QSR and other regulations.

Our OEM partners also are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that our OEM partners or we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

- warning letters or untitled letters;
- fines and civil penalties;
- unanticipated expenditures to address or defend such actions;
- delays in clearing or approving, or refusal to clear or approve, our products;
- withdrawal or suspension of approval of our products or those of our third–party suppliers by the FDA or other regulatory bodies;
- product recall or seizure;

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- interruption of production;
- operating restrictions;
- injunctions; and
- criminal prosecution.

The FDA also has the authority to request repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure (or the failure of our OEM partners) to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

Other U.S. Regulation

We and our OEM partners also must comply with numerous federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. We cannot be sure that we will not be required to incur significant costs to comply with these laws and regulations in the future or that these laws or regulations will not hurt our business, financial condition and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, results of operations and financial condition.

Environmental

Our manufacturing processes involve the use, generation and disposal of hazardous materials and wastes, including silicone adhesives, solder and solder paste, sealants, epoxies and various solvents such as methyl ethyl ketone, acetone and isopropyl alcohol. As such, we are subject to stringent federal, state and local laws relating to the protection of the environment, including those governing the use, handling and disposal of hazardous materials and wastes. Future environmental laws may require us to alter our manufacturing processes, thereby increasing our manufacturing costs. We believe that our products and manufacturing processes at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated.

Health Care Fraud and Abuse

In the United States, there are federal and state anti–kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other health–related business. For example, the Federal Health Care Programs' Anti–Kickback Law (42 U.S.C. § 1320a–7b(b)) prohibits anyone from, among other things, knowingly and willfully offering, paying, soliciting or receiving any bribe, kickback or other remuneration intended to induce the referral of patients for, or the purchase, order or recommendation of, health care products and services reimbursed by a federal health care program (including Medicare and Medicaid). Recognizing that the federal anti–kickback law is broad and potentially applicable to many commonplace arrangements, the Office of Inspector General within the Department of Health and Human Services, or OIG, has issued regulations, known as the safe harbors, which identify permissible practices. If all of the requirements of an applicable safe harbor are met, an arrangement will not be prosecuted under this law. Safe harbors exist for a number of arrangements relevant to our business, including, among other things, payments to bona fide employees, certain discount and rebate arrangements, and certain payment arrangements involving GPOs. The failure of an arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal. However, conduct that does not fully satisfy each requirement of an applicable safe harbor may result in increased scrutiny by government enforcement authorities, such as the OIG or the Department of Justice. Violations of this federal law can result in significant penalties, including imprisonment, monetary fines and assessments, and exclusion from Medicare, Medicaid and other federal health care programs. Exclusion of a manufacturer, like us, would preclude any federal health care program from paying for its products. In addition to the federal anti–kickback law, many states have their own kickback laws. Often, these state laws closely follow the language of the federal law. Some state anti–kickback laws apply regardless of whether federal health care program payment is involved. Federal and state anti–kickback laws may affect our sales, marketing and promotional activities, educational programs, pricing and discount practices and policies, and relationship with health care providers by limiting the kinds of arrangements we may have with hospitals, EMS providers, GPOs, physicians and others in a position to purchase or recommend our products.

Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third–party payers that are false or fraudulent. For example, the federal Civil False Claims Act (31 U.S.C. § 3729 et seq.) imposes liability on any person or entity who, among other things, knowingly and willfully presents, or causes to be presented, a false or fraudulent claim for payment by a federal health care program (including Medicaid and Medicare). Manufacturers, like us, can be held liable under false claims laws, even if they do not submit claims to the government, where they are found to have caused submission of false claims by, among other things, providing incorrect coding or billing advice about their products to customers that file claims, or by engaging in kickback arrangements with customers that file claims. A number of states also have false claims laws, and some of these laws may apply to claims for items or services reimbursed under Medicaid and/or commercial insurance. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, and imprisonment.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: health care fraud and false statements related to healthcare matters. The health care fraud statute prohibits, among other things, knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines and imprisonment.

Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws. In addition, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. Evolving interpretations of current laws or the adoption of new federal or state laws or regulations could adversely affect many of the arrangements we have with customers and physicians. Our risk of being found in violation of these laws is increased by the fact that some of these laws are broad and open to interpretation. If our past or present operations are found to be in violation of any of these laws, we could be subject to civil and criminal penalties, which could hurt our business, results of operations and financial condition.

Privacy and Security of Health Information

Numerous federal, state and international laws and regulations govern the collection, use, and disclosure of patient–identifiable health information, including HIPAA. HIPAA applies to covered entities, which include most healthcare facilities that purchase and use our products. The HIPAA Privacy Rule restricts the use and disclosure of patient information, and requires covered entities to safeguard that information and to provide certain rights to individuals with respect to that information. The HIPAA Security Rule establishes elaborate requirements for safeguarding patient information transmitted or stored electronically. We are not a covered entity and our business is not directly subject to HIPAA. In certain circumstances the HIPAA rules require covered entities to contractually bind us, as a business associate, to protect the privacy and security of health information we may encounter during activities like training customers on the use of our products or investigating product performance. The HIPAA standards also apply to the use and disclosure of health information for research, and require the covered entity performing the research to obtain the written authorization of the research subject (or an appropriate waiver) before providing that subject's health information to sponsors like us for purposes related to the research. These covered entities also typically impose contractual limitations on our use and disclosure of the health information they disclose to us. We may be required to make costly system modifications to comply with the privacy and security requirements that will be imposed on us contractually by covered entities, and our failure to comply may result in liability and adversely affect our business.

Numerous other federal and state laws protect the confidentiality of patient information, including state medical privacy laws and federal and state consumer protection laws. These various laws in many cases are not preempted by the HIPAA rules and may be subject to varying interpretations by the courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability. Other countries also have, or are developing, laws governing the collection, use and transmission of personal or patient information and these laws could create liability for us or increase our cost of doing business.

New health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle health care related data, and the cost of complying with these standards could be significant. If we do not properly comply with existing or new laws and regulations related to patient health information we could be subject to criminal or civil sanctions.

Foreign Regulation

Many foreign countries in which we market or may market our products have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval and the requirements may differ. Companies are now required to obtain the CE Mark prior to sale of some medical devices within the European Union. During this process, the sponsor must demonstrate compliance with the International Organization for Standardization's manufacturing and quality requirements. We do have CE Marking on all our products that require such markings. We cannot assure you that we or our OEM partners will be able to obtain necessary foreign government approvals or successfully comply with foreign regulations. Our failure to do so could hurt our business, results of operations and financial condition.

Third–Party Reimbursement

Health care providers, including hospitals, that purchase our products generally rely on third–party payers, including the Medicare and Medicaid programs and private payers, such as indemnity insurers and managed care plans, to cover and reimburse all or part of the cost of the products and the procedures in which they are used. As a result, demand for our products is dependent in part on the coverage and reimbursement policies of these payers. No uniform coverage or reimbursement policy for medical technology exists among all third–party payers, as coverage and reimbursement can differ significantly from payer to payer.

CMS, the federal agency responsible for administering the Medicare program, along with its contractors, establishes coverage and reimbursement policies for the Medicare program. Because a large percentage of the hospitals using our products treat elderly or disabled individuals who are Medicare beneficiaries, Medicare's coverage and reimbursement policies are particularly significant to our business. In addition, private payers often follow the coverage and reimbursement policies of Medicare. We cannot assure you that government or private third–party payers will cover and reimburse the procedures using our products in whole or in part in the future or that payment rates will be adequate.

In general, Medicare will cover a medical product or procedure when the product or procedure is reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. Even if the medical product or procedure is considered medically necessary and coverage is available, Medicare may place restrictions on the circumstances where it provides coverage. For example, several Medicare local contractors have issued policies that restrict coverage for pulse oximetry in the hospital inpatient and outpatient settings to a limited number of conditions including limiting coverage to patients who (i) exhibit signs of acute respiratory dysfunction, (ii) have chronic lung disease, severe cardiopulmonary disease or neuromuscular disease involving the muscles of respiration, (iii) are under treatment with a medication with known pulmonary toxicity, or (iv) have sustained multiple trauma or complaints of acute chest pain.

Reimbursement for our products may vary not only by the type of payer involved but also based upon the setting in which the product is furnished and utilized. For example, Medicare payment may be made, in appropriate cases, for patient stays in the hospital inpatient and outpatient settings involving the use of our products. Medicare generally reimburses hospitals based upon prospectively determined amounts. For hospital inpatient stays, the prospective payment generally is determined by the patient's condition and other patient data and procedures performed during the inpatient stay, using a classification system known as diagnosis–related groups, or DRGs. Prospective rates are adjusted for, among other things, regional differences, co–morbidity, and complications. Hospitals generally do not receive separate Medicare reimbursement for the specific costs of purchasing our products for use in the inpatient setting. Rather, Medicare reimbursement for these costs is deemed to be included within the prospective payments made to hospitals for the inpatient services in which the products are utilized.

In contrast, some differences may be seen in the reimbursement for use of our products in hospital outpatient departments. In this setting, Medicare payments also are generally made under a prospective payment system based on the ambulatory payment classifications, or APCs, under which individual items and procedures are categorized. Procedures that are comparable, both clinically and in terms of the resources required, to the same clinical APCs. Hospitals receive the applicable APC payment rate for the procedure regardless of the actual cost for such treatment. Some outpatient services such as oximetry services do not receive separate reimbursement. Rather, their reimbursement is deemed packaged into the APC for an associated procedure. Effective January 1, 2007, however, reimbursement for certain pulse oximetry monitoring services, including those using our products, will no longer be packaged, but rather may receive a separate payment under APC 0443 ("Overnight Pulse Oximetry") when no other separately payable services are provided. This could result in an increase in Medicare payments to our customers for the use of our products in the hospital outpatient setting.

Because PPS payments in both the hospital inpatient and outpatient settings are based on predetermined rates and may be less than a hospital's actual costs in furnishing care, hospitals have incentives to lower their operating costs by utilizing products that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. We cannot be certain that a hospital will purchase our products, despite the clinical benefits and opportunity for cost savings that we believe can be derived from their use. If hospitals cannot obtain adequate coverage and reimbursement for our products, or the procedures in which they are used, our business, financial condition and results of operations could suffer.

Our success in non–U.S. markets depends largely upon the availability of coverage and reimbursement from the third–party payers through which health care providers are paid in those markets. Health care payment systems in non–U.S. markets vary significantly by country, and include single–payer, government managed systems as well as systems in which private payers and government–managed systems exist side–by–side. Our ability to achieve market acceptance or significant sales volume in international markets we enter will be dependent in large part on the availability of reimbursement for procedures performed using our products under health care payment systems in such markets. There can be no assurance that reimbursement for our products, or the procedures in which our products are used, will be obtained or that such reimbursement will be adequate.

Manufacturing

Our strategy is to manufacture products in–house when it is efficient and cost–effective for us to do so. We currently manufacture internally our bedside and handheld pulse oximeters, our full line of disposable and reusable sensors and most of our patient cables. As of December 29, 2007, we had 858 employees and contract employees in manufacturing and quality worldwide. We maintain a 25,000 square foot International Organization for Standardization 13485:2003 certified manufacturing area in our facility in Irvine, California, and a 95,600 square foot facility in Mexicali, Mexico.

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We will continue to utilize third–party contract manufacturers for products and subassemblies that can be more efficiently manufactured by these parties, such as our circuit boards. We monitor our third–party manufacturers and perform inspections and product tests at various steps in the manufacturing cycle to ensure compliance with our specifications. We also do full functional testing of our circuit boards.

For raw materials, we and our contract manufacturers rely on sole source suppliers for some components, including digital signal processor chips and analog to digital converter chips. We and our contract manufacturers have taken steps to minimize the impact of a shortage or stoppage of shipments of digital signal processor chips or analog to digital converter chips, including maintaining excess inventory and designing software that may be easily ported to another digital signal processor chip. We believe that our sources of supply for components and raw materials are adequate. In the event of a delay or disruption in the supply of sole source components, we believe that we and our contract manufacturers will be able to locate additional sources of these sole source components on commercially reasonable terms and without experiencing material disruption in our business or operations.

We have four major suppliers, and our agreements with each provide for varying terms with respect to term, termination and pricing. The initial terms of each of these agreements have expired, however, in each case the parties have either continued to perform under the agreement or the agreement provides for automatic renewal. While one such agreement does not provide for express termination rights, the remaining three agreements allow for termination upon specified notice, ranging from 120 days to six months, to the non–terminating party. Each of these agreements allow for pricing adjustments: all four involve annual pricing negotiation, and one also assures us of the most favorable pricing offered to any other customer.

Operating Segment and Geographic Information

We operate in one business segment, using one measurement of profitability to manage our business. Sales and other financial information by geographic area is provided in Note 14 to our consolidated financial statements that are included in this Form 10–K.

Employees

As of December 29, 2007, we had approximately 1,348 full–time employees and contract employees worldwide, 130 of which were engaged in research and development, 858 of which were engaged in manufacturing and quality assurance, 292 of which were engaged in sales and marketing and 68 of which were engaged in general and administrative functions.

Address

Our principal executive offices are located at 40 Parker, Irvine, California 92618, and our telephone number at that address is (949) 297–7000. Our website address is http://www.masimo.com. Information contained in, or that can be accessed through, our website is not a part of this Form 10–K.

Executive Officers of the registrant

Our executive officers are set forth below:

Name	Age[1]	Position(s)
Joe E. Kiani	43	Chief Executive Officer & Chairman of the Board of Directors
Ammar Al–Ali	44	Chief Technical Officer
Mark P. de Raad	48	Executive Vice President & Chief Financial Officer
Mohamed Elmandjra	44	President, Worldwide OEM Business
Rick Fishel	49	President of Masimo Americas
Mark Harty	45	President, International Sales
Christopher Kilpatrick	50	Executive Vice President, Business Development, General Counsel & Secretary
Yongsam Lee	43	Executive Vice President, Operations & Chief Information Officer
Michael O'Reilly	55	Executive Vice President, Medical Affairs
Anand Sampath	41	Executive Vice President, Engineering

1 As of December 29, 2007.

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Joe E. Kiani is the founder of Masimo and has served as Chief Executive Officer and Chairman of the Board of Directors since our inception in 1989. He is an inventor on more than 50 patents related to signal processing, sensors, and patient monitoring, including patents for the invention of measure–through motion and low–perfusion pulse oximetry. Prior to founding Masimo, Mr. Kiani served as Regional Technical Manager for Anthem Electronics, Inc., a distributor of semiconductor and subsystem products, and as Field Applications Engineer for Bell Industries, Inc., which distributes advanced semiconductor components. He also previously served as Product Engineer at Unisys Corporation, a computer manufacturer. Mr. Kiani is currently on the Board of Directors of Saba Software, Inc., a publicly–traded software company focused on human capital development and management solutions and chairman of the Medical Device Manufacturers Association (MDMA). Mr. Kiani holds a B.S.E.E. and an M.S.E.E. from San Diego State University.

Ammar Al–Ali has served as our Chief Technical Officer since December 1996. He is an inventor on more than 48 patents related to signal processing, sensors and patient monitoring. From April 1995 to December 1996, Mr. Al–Ali held various positions with us, including Director of Software Development. From January 1992 to November 1994, he served as the Director of Research and Development, Electronics for Ami–Med Corporation, a medical device company that provides instruments for continuous cardiac output. Mr. Al–Ali holds a B.S.E.E. degree from the University of Arizona.

Mark P. de Raad has served as our Executive Vice President and Chief Financial Officer since June 2006. From November 2002 through May 2006, Mr. de Raad served as Vice President, Chief Financial Officer and Secretary for Avamar Technologies, Inc., a start–up enterprise software development company. He served as Vice President, Finance and Chief Financial Officer for ATL Products, Inc., a manufacturer of automated tape libraries, from September 1997 through June 2001. From June 2001 through November 2002, Mr. de Raad was Chief Financial Officer, Quantum Storage Solutions Group, a division of Quantum Corporation, which acquired ATL Products, Inc. in 1998. From May 1987 to May 1997, Mr. de Raad was employed by AST Research, Inc., a personal computer manufacturer, where he held various financial management positions the last of which was Vice President Finance and Treasurer and Chief Accounting Officer. Mr. de Raad is a Certified Public Accountant and holds a B.S. in Accounting from the University of Santa Clara.

Mohamed Elmandjra has served as our President, Worldwide OEM Business since August 2006. From December 2001 to July 2006, he served as Chief Executive Officer of ViOptix, Inc., a medical device company specializing in tissue oximetry. From January 1998 to July 1999, Mr. Elmandjra served as Vice President of Marketing of ADAC Laboratories, a nuclear medicine imaging equipment and radiation therapy planning systems company. In July 1999, he was promoted to General Manager of ADAC–UGM and then Senior Vice President of International Operations; he served in this position until December 2000 when ADAC was acquired by Philips Medical Systems, a diagnostic imaging company. Mr. Elmandjra continued his employment with Philips Medical Systems as Senior Vice–President of its International Operations until he joined ViOptix. Mr. Elmandjra holds a Ph.D. in Bioengineering from the University of Pennsylvania and an M.B.A. from the University of Chicago.

Rick Fishel has served as President of Masimo Americas since June 2004. From January 2003 to June 2004, Mr. Fishel was Regional Vice President of Sales for the Information Solutions segment of the McKesson Corporation, a provider of supply, information and care management products and services. From January 2001 to January 2003, he served as National Vice President of Sales for the Consulting Services division of GE Medical Systems, Inc., a provider of medical technology and productivity solutions. Mr. Fishel holds a B.S. in Marketing from Arizona State University.

Mark Harty has served as our President of International Sales since September 2007. From November 1998 to January 2007, Mr. Harty was Vice President and General Manager of the Critical Care division of Edwards Lifesciences, a Company specializing in cardiovascular medical devices. From December 1988 to November 1998, Mr. Harty held positions of increasing responsibility with the sales and marketing management team of C.R. Bard, a medical device company specializing in cardiovascular and urology devices. Mr. Harty holds a postgraduate degree in Marketing from the Chartered Institute of Marketing in the United Kingdom, and a Business Degree from the CDT in London, England.

Christopher Kilpatrick has served as our Executive Vice President, Business Development and General Counsel since May 2002 and also became our corporate Secretary in January 2007. From November 2000 to May 2002, Mr. Kilpatrick served as Head of the Corporate Law Department of the Orange County, California law office of Arter and Hadden LLP. From May 1994 to November 2000, he served as Vice President, General Counsel and a director for Interplay Entertainment Corporation, a developer, distributor and publisher of interactive computer and video games. In April 1995, Mr. Kilpatrick was promoted to President of Interplay, a position he held until November 2000. From June 1982 to April 1994, Mr. Kilpatrick worked at the law firm of Stradling, Yocca, Carlson & Rauth, and as a partner from 1989 to 1994. Mr. Kilpatrick holds a B.A. in Economics from the University of California, Irvine and a J.D. from the University of California, Los Angeles.

Yongsam Lee has served as our Executive Vice President, Operations and Chief Information Officer since January 2003. From March 1996 to October 2001 and from April 2002 to December 2002, Mr. Lee held various positions with us, including Vice President, IT and Vice President, Operations. From October 2001 to April 2002, he served as Director of IT at SMC Networks, Inc., a provider of networking solutions. Mr. Lee holds a B.S. in Applied Physics from the University of California, Irvine.

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Michael O'Reilly, M.D. has served as our Executive Vice President, Medical Affairs since February 2008. Dr. O'Reilly was an Associate Professor from September 2002 to February 2008, and an Assistant Professor from September 1996 to August 2002, in Anesthesiology at the University of Michigan. He was also the Director of the Liver Transplant Anesthesiology at the University of Michigan and a member of various advisory boards. He has numerous publications in scientific journals, national and international invited presentations and earned various awards and grants. Dr. O'Reilly holds an M.D. and M.S. in Cell Biology from the University of Vermont.

Anand Sampath has served as our Executive Vice President, Engineering since March 2007. He is an inventor on more than four patents relating to patient monitoring, wireless networks and communications. From April 2006 to March 2007, Mr. Sampath was our Director of Systems Engineering. From October 1995 to March 2006, he held various positions, including Program Manager, Engineering Manager and Distinguished Member of Technical Staff, at Motorola, Inc. Mr. Sampath holds a B.S. in Engineering from Bangalore University.

Available Information

We are subject to the reporting requirements under the Securities Exchange Act of 1934, or Exchange Act. Consequently, we are required to file reports and information with the Securities and Exchange Commission, or SEC, including reports on the following forms: annual reports on Form 10–K, quarterly reports on Form 10–Q, current reports on Form 8–K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports and other information concerning us may be accessed through the SEC's website at http://www.sec.gov and on our website at www.masimo.com. Such filings are placed on our website as soon as reasonably possible after they are filed with the SEC. Information contained in, or that can be accessed through, our website is not part of this Form 10–K.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this Form 10−K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the following risks comes to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected.

Risks Related to Our Business

We currently derive substantially all of our revenue from our Masimo SET platform and related products. If this technology and the related products do not continue to achieve market acceptance, our business, financial condition and results of operations would be adversely affected.

We are dependent upon the success and market acceptance of our proprietary Masimo Signal Extraction Technology, or Masimo SET. Currently, our primary product offerings are based on the Masimo SET platform. Continued market acceptance of products incorporating Masimo SET will depend upon our ability to continue to provide evidence to the medical community that our products are cost−effective and provide significantly improved performance compared to conventional pulse oximeters. Health care providers that currently have significant investments in competitive pulse oximetry products may be reluctant to purchase our products. If hospitals and other health care providers do not believe our Masimo SET platform to be cost−effective, more accurate or reliable, they may not buy our products in sufficient quantities to enable us to be profitable. If we are unable to achieve additional market acceptance of our core technology or products incorporating Masimo SET, we will not generate significant revenue growth from the sale of our products.

If the patents we own or license, or our other intellectual property rights, do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

Our success depends significantly on our ability to protect our rights to the technologies used in our products, including Masimo SET and licensed Rainbow technology. We rely on patent protection, trade secrets, as well as a combination of copyright and trademark laws and nondisclosure, confidentiality and other contractual arrangements to protect our technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, we cannot be assured that any of our pending patent applications will result in the issuance of a patent to us. The U.S. Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the claims included in our patents.

Our issued and licensed patents and those that may be issued or licensed in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Additionally, upon expiration of our issued or licensed patents, we may lose some of our rights to exclude others from making, using, selling or importing products using the technology based on the expired patents. We also must rely on contractual rights with the third parties that license technology to us to protect our rights in the technology licensed to us. Although we have taken steps to protect our intellectual property and technology, there is no assurance that competitors will not be able to design around our patents. We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our know−how and other unpatented proprietary technology with confidentiality agreements and intellectual property assignment agreements with our employees, or OEM partners, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. In addition, we rely on the use of registered and common law trademarks with respect to the brand names of some of our products. Our common law trademarks provide less protection than our registered trademarks. Loss of rights in our trademarks could adversely affect our business, financial condition and results of operations.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If we fail to apply for intellectual property protection or if we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more effectively against us, which could adversely affect our competitive position, as well as our business, financial condition and results of operations.

If third parties claim that we infringe their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling certain products.

Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage in the marketplace. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties' intellectual property rights. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, searching for existing intellectual property rights may not reveal important intellectual property and our competitors may also have filed for patent protection, which is not as yet a matter of public knowledge, or claimed trademark rights that have not been revealed through our availability searches. Our efforts to identify and avoid infringing on third parties' intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

- increase the cost of our products;
- be expensive and time consuming to defend;
- result in us being required to pay significant damages to third parties;
- force us to cease making or selling products that incorporate the challenged intellectual property;
- require us to redesign, reengineer or rebrand our products;
- require us to enter into royalty or licensing agreements in order to obtain the right to use a third party's intellectual property, the terms of which may not be acceptable to us;
- require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification to such parties for intellectual property infringement claims;
- divert the attention of our management; and
- result in our customers or potential customers deferring or limiting their purchase or use of the affected products until the litigation is resolved.

In addition, new patents obtained by our competitors could threaten a product's continued life in the market even after it has already been introduced.

We believe competitors may currently be violating and may in the future violate our proprietary rights, and we may bring additional litigation to enforce our intellectual property rights, which may result in substantial expense and may divert our attention from the implementation of our business strategy.

We believe that the success of our business depends, in significant part, on obtaining patent protection for our products and technology, defending our patents once obtained and preserving our trade secrets. We were previously involved in significant litigation to protect our patent position and may be required to engage in further litigation. In 2006, we settled a costly, six–year lawsuit against Mallinckrodt, Inc., now a part of Covidien Ltd. (formerly Tyco Healthcare), and one of its subsidiaries, Nellcor Puritan Bennett, Inc., in which we claimed that Nellcor was infringing certain of our pulse oximetry signal processing patents. We believe that other competitors of ours, including some of our OEM partners, may be infringing at least one of our patents. Our failure to pursue any potential claim could result in the loss of our proprietary rights and harm our position in the marketplace. Therefore, we may be forced to pursue litigation to enforce our rights. We cannot be certain that we will have the required financial resources to pursue litigation or otherwise to protect these rights in the future. In addition, any future litigation could result in the diversion of management's attention from the implementation of our business strategy and may not be adequate to protect our intellectual property rights.

Some of our products, including those based on licensed Rainbow technology, are in development or have been recently introduced into the market and may not achieve market acceptance, which could limit our growth and adversely affect our business, financial condition and results of operations.

Our products that have been recently introduced, including those based on Rainbow technology, a technology that we license, may not be accepted in the market. Our first product incorporating licensed Rainbow technology was made commercially available in September 2005. Accordingly, we do not know to what degree the market will accept these products, if at all. Even if our customers recognize the benefits of our products, we cannot assure you that our customers will purchase them in quantities sufficient for us to be successful. We will need to invest in significant sales and marketing resources to achieve market acceptance of these products with no assurance of success. The degree of market acceptance of these products will depend on a number of factors, including:

- perceived effectiveness of our products;
- cost of our products;
- perceived advantages over competing products;

- introduction and acceptance of competing products or technologies; and

- obtaining the required domestic and international regulatory approvals for our products under development.

In order for any of these products to be accepted, we must prove that they are effective and commercially beneficial. Even if customers accept these products, this acceptance may not translate into sales if our competitors develop similar products that our customers prefer. If our products do not gain market acceptance or if our customers prefer our competitors' products, our potential growth could be limited, which could adversely affect our business, financial condition and results of operations.

If our products cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, or MDR, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. We may experience events that may require reporting to the FDA pursuant to the MDR regulations. Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

Our products have been, and may be subject to product recalls that could harm our reputation, business operations and financial results.

After a device is placed on the market, numerous regulatory requirements apply, including medical device reporting regulations that require us to report to the FDA or similar governmental bodies in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government–mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. We may initiate certain voluntary recalls involving our products in the future. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. If we determine that certain of those recalls do not require notification of the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls.

Much of our growth may come from the introduction and sale of new products, which may result in a greater frequency of recalls. From our inception through December 29, 2007, we initiated three voluntary recalls of our products, none of which was material. Each of these recalls was reported to the FDA within the appropriate regulatory timeframes.

On July 31, 2007, we determined to initiate a voluntary recall of our Rad–9 pulse oximeter, a standalone bedside pulse oximeter product, sales of which represented less than 0.6% and 0.3% of our product revenue in 2006 and 2007, respectively. In accordance with its original design and similar to other pulse oximeter devices, the Rad–9 gives a visual alarm if there is a sensor fault; under other circumstances, the Rad–9 gives both a visual and audio alarm. In late 2006, we sent notice to owners of the Rad–9 that a free upgrade was available to add an audio alarm to the Rad–9 when a sensor fault is detected. We have now determined to voluntarily recall the Rad–9 to implement this upgrade. We do not believe that a non–upgraded Rad–9 poses a significant risk to health. We decided to voluntarily recall the Rad–9 because we believe it has the possibility of improving the care of patients. This decision follows a customer report that an elderly patient, who may have damaged her pulse oximeter sensor, had died after removing her tracheostomy tube. Based on what is currently known, the Rad–9 appears to have been operating in accordance with its specifications. We submitted an MDR with the FDA on this event on August 3, 2007. As of December 29, 2007, we estimate that the remaining total costs resulting from this voluntary recall will be approximately $175,000, although this is an estimate and the actual cost may differ. Any future recall could result in a diversion of management resources, substantial cost and negative publicity, all of which could adversely affect our business, financial condition and results of operations.

Our ability to commercialize products that incorporate Masimo SET or Rainbow technology is limited.

In May 1998, we created a newly–formed entity, Masimo Laboratories, Inc., or Masimo Labs, and provided it rights to use Masimo SET to commercialize non–vital signs monitoring applications while we retained the rights to Masimo SET to commercialize vital signs monitoring applications. On May 2, 1998, we entered into a cross–licensing agreement with Masimo Labs, which has been amended several times, most recently in an Amended and Restated Cross–Licensing Agreement, effective January 1, 2007, or the Cross–Licensing Agreement. Under the Cross–Licensing Agreement, we granted Masimo Labs:

- an exclusive, perpetual and worldwide license, with sublicense rights, to use all Masimo SET owned by us, including all improvements on this technology, for the measurement of non–vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non–vital signs parameters in any product market in which a product is intended to be used by a patient or pharmacist rather than by a professional medical caregiver, which we refer to as the Labs Market, and

- a non–exclusive, perpetual and worldwide license, with sublicense rights, to use all Masimo SET for measurement of vital signs in the Labs Market.

Non–vital signs parameters consist of body fluid constituents other than vital signs parameters, including but not limited to carbon monoxide, methemoglobin, blood glucose, total hemoglobin and bilirubin.

Under the Cross–Licensing Agreement, we are only permitted to sell devices utilizing Masimo SET for the measurement of non–vital signs parameters in markets where the product is intended to be used by a professional medical caregiver, including but not limited to hospital caregivers and emergency medical services, or EMS, facility caregivers, rather than by a patient or pharmacist, which we refer to as the Masimo Market. Accordingly, our ability to commercialize new products, new or improved technologies and additional applications for Masimo SET is limited. In particular, our inability to expand beyond the Masimo Market may impair our growth and adversely affect our financial condition and results of operations.

Pursuant to the Cross–Licensing Agreement, we have licensed from Masimo Labs the right to make and distribute products in the Masimo Market that utilize Rainbow technology for the measurement of carbon monoxide, methemoglobin, fractional arterial oxygen saturation, and total hemoglobin, which includes hematocrit. As a result, the opportunity to expand the market for our products incorporating Rainbow technology is limited, which could limit our revenue and impair our growth.

We will be required to pay Masimo Labs for the right to use certain improvements to Masimo SET that we develop.

Under the Cross–Licensing Agreement, when we develop improvements to Masimo SET for the non–invasive measurement of non–vital signs parameters, we would be required to assign these developments to Masimo Labs and then license the technology back from Masimo Labs in consideration for a license fee and royalty obligations to Masimo Labs. Therefore, any improvement to this technology would be treated as if it had been developed exclusively by Masimo Labs. In addition, we will not be reimbursed by Masimo Labs for our expenses relating to the development of any such technology. As a result of these terms, we may not generate any revenue from the further development of Masimo SET for the measurement of non–vital signs parameters, which could adversely affect our business, financial condition and results of operations.

In the event that the Cross–Licensing Agreement is terminated for any reason, or Masimo Labs grants a license to Rainbow technology to a third party, our business would be materially and adversely affected.

Masimo Labs owns all of the proprietary rights to Rainbow technology developed with our proprietary Masimo SET for products intended to be used in the Labs Market, and all rights for any non–vital signs parameter for which we do not exercise an option pursuant to the Cross–Licensing Agreement. In addition, Masimo Labs has the right to terminate the Cross–Licensing Agreement or grant licenses covering Rainbow technology to third parties if we breach certain terms of the agreement, including failure to meet our minimum royalty payment obligations or failure to use commercially reasonable efforts to develop or market products incorporating licensed Rainbow technology. If we lose our exclusive license to Rainbow technology, we may not be able to develop comparable technology or license similar technology on commercially favorable terms or at all, and we would lose the ability to prevent others from making, using, selling or importing products using Rainbow technology in our market. As a result, we would likely be subject to increased competition within our market, and Masimo Labs or competitors who obtain a license to Rainbow technology from Masimo Labs would be able to offer related products.

We may not be able to commercialize our products incorporating licensed Rainbow technology cost–effectively or successfully.

It costs us more to make products that incorporate Rainbow technology than products without Rainbow technology due to increased production costs in addition to the royalties that we must pay to Masimo Labs. In order to successfully commercialize these products, we must be able to pass these higher costs on to the market. We cannot assure you that we will be able to sell products incorporating Rainbow technology at a price the market is willing to accept. If we cannot commercialize our products incorporating licensed Rainbow technology successfully, we may not be able to generate sufficient product revenue to be profitable, which could adversely affect our business, financial condition and results of operations.

We are required to pay royalties to Masimo Labs for all products sold that contain Rainbow technology, including certain annual minimum royalty payments and this may impact our gross margins.

The Cross–Licensing Agreement requires us to pay Masimo Labs a royalty for all products that we sell which include their proprietary Rainbow technology. This includes hand–held, table–top and multi–parameter products that incorporate licensed Rainbow technology. Beginning in 2009, for hospital contracts where we place equipment and enter into a sensor contract, we will pay a royalty to Masimo Labs on the total sensor contract revenues based on the ratio of Rainbow enabled devices to total devices. The agreement also requires that we provide to Masimo Labs, at its request, up to 10% of our annual board and sensor production volume at our total manufactured cost. In addition to these specific royalty and product obligations, our Cross–Licensing Agreement requires that we pay Masimo Labs specific annual minimum royalty payments.

While the payment of royalties for enabled Rainbow parameters should not have a negative impact on our overall margins, the minimum annual royalties will have a negative impact to the extent that we do not generate sufficient Rainbow product revenues to offset the minimum royalties owed to Masimo Labs. In addition, the requirement for us to provide Masimo Labs with up to 10% of our board and sensor production at our manufactured cost will, if requested by Masimo Labs, have a negative impact on our gross margins.

Rights provided to Masimo Labs in the Cross–Licensing Agreement may impede a change in control of our company.

In the event we undergo a change in control, which, as defined in the Cross–Licensing Agreement, includes the resignation or termination of Joe E. Kiani from his position of Chief Executive Officer of either Masimo or Masimo Labs, we are required to immediately pay a $2.5 million fee to exercise an option to license technology developed by Masimo Labs for use in blood glucose monitoring. Additionally, our per product royalties payable to Masimo Labs will become subject to specified minimums, and the minimum aggregate annual royalties for all licensed Rainbow parameters payable to Masimo Labs will increase to up to $15.0 million for carbon monoxide, methemoglobin, fractional arterial oxygen saturation, total hemoglobin and blood glucose, plus up to $2.0 million per other Rainbow parameters. Also, if the surviving or acquiring entity ceases to use "Masimo" as a company name and trademark following a change in control, all rights to the "Masimo" trademark will automatically be assigned to Masimo Labs. This could delay or discourage transactions involving an actual or potential change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over then current prices. In addition, our requirement to assign all future improvements for non–vital signs to Masimo Labs could impede a change in control.

Masimo Labs has conducted most of the research and development of Rainbow technology and we are dependent upon Masimo Labs to develop improvements to Rainbow technology.

Masimo Labs has conducted the research and development of Rainbow technology. Although we expect Masimo Labs to continue its research and development activities related to Rainbow technology and specific non–invasive monitoring parameters, including blood glucose and total hemoglobin, no assurance can be given that it will do so. In the event Masimo Labs does not continue to develop and improve Rainbow technology, our business, financial condition and results of operations could be adversely affected.

We will experience conflicts of interest with Masimo Labs with respect to business opportunities and other matters.

As of December 29, 2007, our stockholders owned approximately 99.96% of the outstanding shares of capital stock of Masimo Labs. In addition, Joe E. Kiani and Jack Lasersohn, members of our board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs. Due to the interrelated nature of Masimo Labs with us, conflicts of interest will arise with respect to transactions involving business dealings between us and Masimo Labs, potential acquisitions of businesses or products, development of products and technology, the sale of products, markets and other matters in which our best interests and the best interests of our stockholders may conflict with the best interests of the stockholders of Masimo Labs. We cannot assure you that any conflict of interest will be resolved in our favor, or that with respect to our transactions with Masimo Labs we will negotiate terms that are as favorable to us as if such transactions were with an unaffiliated third party.

Our operating results are volatile and difficult to predict and, prior to 2005, we had a history of net losses. We may experience significant fluctuations in our quarterly results and we may not maintain our recent profitability in the future.

We incurred net losses attributable to common stockholders in each year from our inception through 2004. Our net losses attributable to common stockholders were approximately $8.6 million, $15.4 million and $12.3 million in 2002, 2003 and 2004, respectively. We expect our expenses to increase as we expand our research and development and sales and marketing activities. As a result, if we are unable to maintain or increase our revenue, we may incur net losses and negative cash flows in the future.

Our operating results have fluctuated in the past and are likely to fluctuate significantly in the future. We may experience fluctuations in our quarterly results of operations as a result of:

- delays or interruptions in manufacturing and shipping of our products;
- varying demand for and market acceptance of our technology and products;
- the effect of competing technological and market developments resulting in lower selling prices or significant promotional costs;
- changes in the timing of product orders and the volume of sales to our OEM partners;
- actions taken by group purchasing organizations, or GPOs;
- delays in hospital conversions to our products;
- our legal expenses, particularly those related to litigation matters;
- changes in our product or customer mix;
- unanticipated delays or problems in the introduction of new products, including delays in obtaining clearance or approval from the FDA;
- product recalls; and
- high levels of returns and repairs.

These factors, some of which are not within our control, may cause the price of our stock to fluctuate substantially. To respond to these and other factors, we may need to make business decisions that could result in failure to meet financial expectations. If our quarterly operating results fail to meet or exceed the expectations of securities analysts or investors, our stock price could drop suddenly and significantly. Most of our expenses, such as employee compensation, inventory and debt repayment obligations, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if our revenue for a particular period were below our expectations, we would not be able to proportionately reduce our operating expenses for that period. Any revenue shortfall would have a disproportionately negative effect on our operating results for the period.

Due to these and other factors, we believe that quarter–to–quarter comparisons of our operating results may not be meaningful. You should not rely on our results for any one quarter as an indication of our future performance. In future quarters, our operating results may be below the expectations of securities analysts or investors.

We depend on our OEM partners for a portion of our revenue. If they do not devote sufficient resources to the promotion of products that use Masimo SET and licensed Rainbow technology, our business would be harmed.

We are, and will continue to be, dependent upon our OEM partners for a portion of our revenue through their marketing, selling and distribution of certain of their products that incorporate Masimo SET and licensed Rainbow technology. Although we expect that our OEM partners will accept and actively market, sell and distribute products that incorporate licensed Rainbow technology, they may elect not to do so in the near future or at all. The failure of our OEM partners to successfully market, sell or distribute products incorporating these technologies, the termination of OEM agreements, the loss of OEM partners or the inability to enter into future OEM partnership agreements would have a material adverse effect on our business, financial condition and results of operations. Our success will depend in part upon whether our OEM partners devote sufficient resources to the promotion of products that incorporate these technologies. These products may represent a relatively small percentage of business for some of our OEM partners. In addition, some of our OEM partners offer products that compete with ours. Therefore, we cannot guarantee that our OEM partners will vigorously promote products incorporating Masimo SET and licensed Rainbow technology. If any of our OEM partners were to be acquired, we cannot assure you that an acquiring company would devote sufficient resources to promote products that incorporate technology we own or license.

The loss of any large customer or any cancellation or delay of a significant purchase by a large customer could reduce our net sales and harm our operating results.

For the year ended December 29, 2007, one customer represented 11.0% of our total revenues. We also have a concentration of OEM, distribution and direct customers. If, for any reason, we were to lose our ability to sell to a specific group or class of customers, we would experience a significant reduction in revenues. This would, in turn, adversely impact our operating results because we may not be able to react quickly enough to reduce our operating expenses. Also, we cannot assure you that we will retain our current customers or groups of customers or that we will be able to attract and retain additional customers.

Our royalty agreement with Nellcor provides for a declining royalty rate schedule over the term of the settlement agreement which, if not offset by other revenues and sources of income, could significantly harm our total sales and operating results.

In fiscal 2007, our royalties from the Nellcor settlement totaled $56.1 million. Because these royalty payments do not carry any significant cost, they result in significant improvements to our reported gross profit and operating income levels. As a result, any decline in royalties that we earn under this agreement will have a significant impact on our revenues, gross margins and operating income. Under terms of the agreement, we earn royalties on Nellcor's total U.S. based pulse oximetry sales. The royalty rate in 2006 was nearly 20% if averaged over the entire year. The royalty rates for 2007 declined to 15%. In 2008 and through the term of the royalty agreement, at least through March 14, 2011, the royalty rates will decline to either 10% or 13%, subject to Nellcor's ability to develop new products that avoid some of our current patent coverage as negotiated in the settlement agreement. As a result of these declining royalty rates in 2007 and beyond, there is a significant financial risk to our operating income if we are unable to generate sufficient revenues and gross margins to offset the impact of declining royalty rates on sales of Nellcor's U.S. pulse oximetry products.

If we fail to maintain relationships with GPOs, sales of our products would decline.

Our ability to sell our products to U.S. hospitals depends in part on our relationships with GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes exclusive, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. In 2006 and 2007, revenue from the sale of our pulse oximetry products related to GPOs amounted to $66.6 million and $101.0 million, respectively. In the future, if we are unable to keep our relationships and develop new relationships with GPOs, our competitive position would likely suffer.

If we do not successfully develop and commercialize enhanced or new products that remain competitive with new products or alternative techniques developed by others, we could lose revenue opportunities and customers, and our ability to achieve growth would be impaired.

The medical device industry is characterized by rapid product development and technological advances, which places our products at risk of obsolescence. Our long–term success depends upon the development and successful commercialization of new products, new or improved technologies and additional applications for Masimo SET and licensed Rainbow technology. The research and development process is time–consuming and costly and may not result in products or applications that we can successfully commercialize. In particular, we may not be able to successfully commercialize our products for applications other than arterial blood oxygen saturation and pulse rate monitoring, including carboxyhemoglobin and methemoglobin monitoring. If we do not successfully adapt our products and applications both within and outside these parameters, we could lose revenue opportunities and customers. In addition, we may not be able to improve our products or develop new products or technologies quickly enough to maintain a competitive position in our markets and continue to grow our business. Furthermore, one or more of our competitors may develop products that are substantially equivalent to our FDA–cleared products, or those of our OEM partners, whereby they may be able to use our products or those of our OEM partners, as predicate devices to more quickly obtain FDA clearance of their competing products.

We face competition from other companies, many of which have substantially greater resources than we do and may be able to develop products perceived as more effective or easier to use than ours or are more readily accepted, or offer their products at lower prices than we can, which could adversely affect our business, financial condition and results of operations.

We face substantial competition from companies developing products that compete with our Masimo SET platform for use with third–party monitoring systems. We also face competition from companies currently marketing pulse oximetry monitors. One company in particular, Nellcor, a subsidiary of Tyco Healthcare, currently holds a substantial share of the pulse oximetry market. Our revenues and profit are significantly smaller than our primary competitors. A number of the companies in the pulse oximetry market have substantially greater capital resources, larger customer bases, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours, and have established reputations with our target customers, as well as worldwide distribution channels that are more effective than ours. Competition could result in price reductions, fewer orders, reduced gross margins and loss of market share. Reliance on clinical studies is an important means of demonstrating the effectiveness of products in our industry. We are aware of a number of clinical and laboratory studies with results that are less favorable to the Masimo SET platform than those contained in the over 100 independent clinical and laboratory studies that validate our technology. We believe that these studies either (i) lack independence because they were funded by competing companies evaluated in the studies or were conducted by employees of such companies, or (ii) lack objectivity because of the absence of clinical procedures and protocols required to ensure objective and accurate results. If subsequent independent studies validate these studies or these studies are otherwise shown to be accurate, market acceptance and sales of our products could be adversely impacted and we could lose market share to our competitors.

Our suppliers may not supply us with a sufficient amount of materials and components or materials and components of adequate quality.

We depend on sole or limited source suppliers for key materials and components of our non–invasive blood constituent patient monitoring solutions, and if we are unable to obtain these components on a timely basis, we will not be able to deliver our non–invasive blood constituent patient monitoring solutions to customers. Also, we cannot guarantee that any of the materials or components that we purchase, if available at all, will be of adequate quality or that the prices we pay for these materials or components will not increase. From time to time, there are industry–wide shortages of several electronic components that we use in our non–invasive blood constituent patient monitoring solutions. We may experience delays in production of our products if we fail to identify alternate vendors, or any parts supply is interrupted or reduced or there is a significant increase in production costs, each of which could adversely affect our business, financial condition and results of operations.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other medical device companies. We may be subject to claims that employees have disclosed, or that we have used, trade secrets or other proprietary information of their former employers. Defending against these claims could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research and development or sales personnel could limit our ability to sell our existing products, which could adversely affect our business, financial condition and results of operations.

If product liability claims are brought against us, we could face substantial liability and costs.

The manufacture and sale of products using Masimo SET and licensed Rainbow technology expose us to product liability claims and product recalls, including those that may arise from misuse or malfunction of, or design flaws in, our products or the use of our products with incompatible components or systems. Any losses that we may suffer from future liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our technology and products, together with the corresponding diversion of the attention of our key employees, could adversely affect our business, financial condition and results of operations. Any product liability claims could require significant cost and management resources and may subject us to significant damages. We currently have product liability insurance that we believe to be adequate, but we cannot be certain that it will be sufficient to cover damages or claims. Furthermore, we may not be able to obtain or maintain insurance in the future at satisfactory rates or in adequate amounts to protect us against any product liability claims.

Our failure to obtain and maintain FDA clearances or approvals on a timely basis, or at all, would prevent us from commercializing our current or upgraded products in the United States, which could severely harm our business.

Each medical device that we wish to market in the United States generally must first receive either 510(k) clearance, by filing a 510(k) pre–market notification, or PMA approval, by filing a PMA application, from the FDA pursuant to the Federal Food, Drug, and Cosmetic Act. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed. We cannot assure you that the FDA will grant 510(k) clearance on a timely basis, if at all, for new products or uses that we propose for the Masimo SET or licensed Rainbow technology. The FDA's 510(k) clearance process usually takes from four to twelve months, although it can take longer. The process of obtaining PMA approval is much more costly, lengthy and uncertain and generally takes from one to three years or even longer.

To date, the FDA has regulated pulse oximeters incorporating Masimo SET and licensed Rainbow technology, and our sensors, cables and other products incorporating Masimo SET and licensed Rainbow technology for pulse oximetry under the 510(k) process. Although 510(k) clearances have been obtained for all of our current products, these clearances may be revoked by the FDA if safety or effectiveness problems develop with our devices. Any modifications to an FDA–cleared device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance. Furthermore, our new products or significantly modified marketed products could be denied 510(k) clearance and be required to undergo the more burdensome PMA approval process. If so, our ability to upgrade our products in a timely fashion could be limited. The withdrawal of existing 510(k) clearances or the inability to obtain new ones on a timely basis, or at all, could severely harm our business.

The failure of our OEM partners to obtain FDA clearances or approvals could have a negative impact on our revenue.

Our OEM partners will be required to obtain their own FDA clearances for products incorporating Masimo SET and licensed Rainbow technology to market these products in the United States. We cannot assure you that the FDA clearances we have obtained will make it easier for our OEM partners to obtain clearances of products incorporating these technologies, or that the FDA will ever grant clearances on a timely basis, if at all, for any future product incorporating Masimo SET and licensed Rainbow technology that our OEM partners propose to market.

If we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Our products, along with the manufacturing processes and promotional activities for such products, are subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the quality system regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the QSR through unannounced inspections. We are also subject to similar state requirements and licenses. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, discovery of previously unknown problems with our products (including unanticipated adverse events or adverse events of unanticipated severity or frequency), manufacturing problems, or failure to comply with regulatory requirements, or failure to adequately respond to any FDA observations concerning these issues, could result in, among other things, any of the following actions:

- warning letters or untitled letters;
- fines and civil penalties;
- unanticipated expenditures to address or defend such actions;
- delays in clearing or approving, or refusal to clear or approve, our products;
- withdrawal or suspension of clearance or approval of our products or those of our third-party suppliers by the FDA or other regulatory bodies;
- product recall or seizure;
- orders for physician notification or device repair, replacement or refund;
- interruption of production;
- operating restrictions;
- injunctions; and
- criminal prosecution.

If any of these actions were to occur, it would harm our reputation and adversely affect our business, financial condition and results of operations. Furthermore, our key component suppliers may not currently be, or may not continue to be, in compliance with applicable regulatory requirements.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

We currently market, and intend to continue to market, our products internationally. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. If we fail to receive necessary approvals to commercialize our products in foreign jurisdictions on a timely basis, or at all, our business, financial condition and results of operations could be adversely affected.

Modifications to our marketed devices may require new regulatory clearances or premarket approvals, or may require us to cease marketing or recall the modified devices until clearances or approval is obtained.

Any modifications to an FDA-cleared device that would significantly affect its safety or effectiveness or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a PMA approval. We may not be able to obtain such clearances or approvals in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would have an adverse effect on our business, financial condition and results of operations. We have made modifications to our devices in the past and we may make additional modifications in the future, some of which we may believe do not or will not require additional clearances or approvals. If the FDA disagrees and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices, which could have an adverse effect on our business, financial conditions and results of operations.

Off-label promotion of our products or promotional claims deemed false or misleading could subject us to substantial penalties.

Obtaining 510(k) clearance only permits us to promote our products for the uses cleared by the FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. Physicians may use our products off-label, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. Although we may request additional cleared indications for our current products, the FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared product as a condition of clearance. We must have adequate substantiation for our product performance claims. If the FDA determines that we or our OEM partners have promoted our products for off-label use, or have made false or misleading or inadequately substantiated promotional claims, it could request that we or our OEM partners modify those promotional materials or seek regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Without limiting the generality of the foregoing, last year Congress enacted, and the President signed into law, the Food and Drug Administration Amendments Act of 2007, or the Amendments. This law requires, among other things, that the FDA propose, and ultimately implement, regulations that will require manufacturers to label medical devices with unique identifiers unless a waiver is received from the FDA. Once implemented, compliance with those regulations may require us to take additional steps in the manufacture of our products and labeling. These steps may require additional resources and could be costly. In addition, the Amendments will require us to, among other things, pay annual establishment registration fees to the FDA for each of our FDA registered facilities.

If we are unable to increase our sales, marketing and distribution capabilities or maintain or establish arrangements with third parties to sell, market, manufacture and distribute our pulse oximetry and Rainbow technology products, our business, financial condition and results of operations could be adversely affected.

We have limited sales and marketing experience both in the United States and internationally and may not be successful in developing and implementing our business strategy. In addition, we currently have a small sales organization compared to many of our competitors. To increase our commercial success, we need to:

- increase our sales and marketing force;
- continue to maintain domestic and international OEM partners;
- ensure that distributors and OEM partners provide the technical and educational support customers need to use products incorporating Masimo SET and Rainbow technology successfully;
- promote monitoring systems using Masimo SET and Rainbow technology so that sales of those systems and, in turn, sales of our sensors increase; and
- be prepared to provide services, as necessary, to geographically dispersed users of monitoring systems using Masimo SET and Rainbow technology.

We currently plan to increase the size of our direct sales force to further market our products in the United States and internationally. Our sales force will be competing with the experienced and well-funded sales and marketing operations of our competitors. Increasing our direct sales capabilities is expensive and time consuming. We may not be able to further develop this capacity on a timely basis or at all. If we are unable to expand our sales and marketing capabilities, we will need to continue to contract with third parties to market and sell our approved products in the United States and internationally. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue could be lower than if we directly marketed and sold our products. Furthermore, to the extent that we enter into co-promotion or other sales and marketing arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to maintain adequate sales, marketing, manufacturing and distribution capabilities, independently or with others, we may not be able to generate sufficient product revenue to be profitable.

If we are unable to manufacture an adequate supply of our products, we could lose customers and our revenue and growth could be limited.

Our anticipated growth may strain our ability to manufacture an increasingly large supply of our products. Manufacturing facilities often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we cannot scale our manufacturing operations appropriately, maintain control over expenses or otherwise adapt to anticipated growth, or if we have underestimated our future growth, we may not have the capability to satisfy market demand, which would have an adverse effect on our business, financial condition and results of operations.

We anticipate and plan for significant growth, which we may not be able to effectively manage.

We expect to rapidly expand our operations and our research and development, product development, sales, marketing and administrative organizations. This growth and activity will likely result in new and increased responsibilities for management personnel and place significant strain upon our operating and financial systems and resources. To accommodate our expected growth and compete effectively, we will be required to improve our information systems, create additional procedures and controls and expand, train, motivate and manage our work force. We also may need to expand our manufacturing resources.

We cannot be certain that our personnel, systems, procedures, facilities and controls will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products, our anticipated growth may be impaired and our business, financial condition and results of operations would be adversely affected.

We manufacture our products at two locations. Any disruption in these manufacturing facilities could adversely affect our business, financial condition and results of operations.

We have relied, to date, on our manufacturing facilities in Irvine, California and Mexicali, Mexico. These facilities and the manufacturing equipment we use to produce our products would be difficult to replace and could require substantial lead–time to repair or replace. Our facilities may be affected by natural or man–made disasters. Earthquakes are of particular significance since our Irvine, California facility is located in an earthquake–prone area. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fire, floods and similar events. In the event that one of our facilities was affected by a natural or man–made disaster, we would be forced to rely on third–party manufacturers if we could not shift production to another of our manufacturing facilities. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. If we are forced to seek alternative facilities, we may incur additional costs and we may experience a disruption in the supply of our products until those facilities are available. Any disruption in our manufacturing capacity could have an adverse impact on our ability to produce sufficient inventory of our products or may require us to incur additional expenses in order to produce sufficient inventory, and, therefore, may adversely affect our revenue, gross margins and results of operations. Any disruption or delay at our manufacturing facilities could impair our ability to meet the demand of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business, financial condition and results of operations.

In the future, we may choose to add new manufacturing capabilities in either our existing facilities or in new facilities throughout the world. If we expand our worldwide manufacturing locations, there can be no assurance that this expansion will occur without implementation difficulties or that such expansion will ultimately lower our overall cost of production.

If we lose the services of our key personnel, or if we are unable to attract and retain other key personnel, we may not be able to manage our operations or meet our growth objectives.

We are highly dependent on our senior management, especially Joe E. Kiani, our Chief Executive Officer, and other key officers. We are also heavily dependent on our engineers and field sales team, including sales representatives and clinical specialists. Our success will depend on our ability to retain our current management, engineers and field sales team, and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management, engineers and field sales personnel is intense and we may not be able to retain our personnel. The loss of the services of members of our key personnel could prevent the implementation and completion of our objectives, including the development and introduction of our products. Each of our officers may terminate their employment at any time without notice and without cause or good reason. We carry key person life insurance on only Mr. Kiani, who is also the Chief Executive Officer of Masimo Labs. Mr. Kiani devotes substantially all of his time to us.

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Existing or future acquisitions of businesses could negatively affect our business, financial condition and results of operations if we fail to integrate the acquired businesses successfully into our existing operations or if we discover previously undisclosed liabilities.

In order to expand our products and technology platform, we have acquired four businesses since our inception and we may acquire additional businesses in the future. Successful acquisitions depend upon our ability to identify, negotiate, complete and integrate suitable acquisitions and to obtain any necessary financing. Even if we complete acquisitions, we may experience:

- difficulties in integrating any acquired companies, personnel and products into our existing business;
- delays in realizing the benefits of the acquired company or products;
- diversion of our management's time and attention from other business concerns;
- limited or no direct prior experience in new markets or countries we may enter;
- higher costs of integration than we anticipated; and
- difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets. We may also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance and product liabilities that we did not uncover prior to our acquisition of such businesses, which could result in us becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to or otherwise affected by federal and state health care laws, including fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws.

Although we do not provide health care services, nor receive payments directly from Medicare, Medicaid, or other third–party payers for our products or the procedures in which our products are used, health care regulation by federal and state governments will impact our business. Health care fraud and abuse and health information privacy and security laws potentially applicable to our operations include, but are not limited to:

- the Federal Health Care Programs' Anti–Kickback Law, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or providing remuneration intended to induce the purchase, order or recommendation of an item or service reimbursable under a federal health care program (such as the Medicare or Medicaid programs);
- federal false claims laws which prohibit, among other things, knowingly and willfully presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third–party payers that are false or fraudulent;
- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which established new federal crimes that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services, as well as imposed certain requirements relating to the privacy, security and transmission of individually identifiable health information; and
- state laws analogous to each of the above federal laws, such as anti–kickback and false claims laws that may apply to items or services reimbursed by non–governmental third–party payers, including commercial insurers, and state laws governing the privacy of certain health information.

We have certain arrangements with hospitals that may be affected by these laws. For instance, under our standard customer arrangements, we provide hospitals with free pulse oximetry monitoring devices in exchange for their agreement to purchase future pulse oximetry sensor requirements from us. In addition, we occasionally provide our customers with rebates in connection with their annual purchases. While we believe that we are currently in compliance with applicable federal and state health care laws, certain of these arrangements may not meet the Federal Anti–Kickback Law's safe harbor requirements, which may result in increased scrutiny by government authorities having responsibility for enforcing these laws.

There can be no assurance that we will not be found to be in violation of any of such laws or other similar governmental regulations to which we are directly or indirectly subject, and as a result we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion of our products from reimbursement under Medicare, Medicaid, and other federal health care programs, and the curtailment or restructuring of our operations. Any penalties could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

We face environmental and personal injury liabilities related to certain hazardous materials used in our operations.

Our manufacturing processes involve the use, generation and disposal of certain hazardous materials and wastes, including silicone adhesives, solder and solder paste, sealants, epoxies and various solvents such as methyl ethyl ketone, acetone and isopropyl alcohol. As such, we are subject to stringent federal, state and local laws relating to the protection of the environment, including those governing the use, handling and disposal of hazardous materials and wastes. We may incur significant costs to comply with environmental regulations. Future environmental laws may significantly affect our operations because, for instance, our manufacturing processes may be required to be altered, thereby increasing our manufacturing costs. In our research and manufacturing activities, we use materials that are hazardous to human health, safety or the environment. These materials and various wastes resulting from their use are stored at our facility pending ultimate use and disposal. The risk of accidental injury, including to employees, or contamination from these materials cannot be eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our reserves. Although we maintain general liability insurance, we do not specifically insure against environmental liabilities. If an enforcement action were to occur, our reputation and our business and financial condition may be harmed, even if we were to prevail or settle the action. Similarly, if the physicians or other providers or entities with which we do business are found to be non–compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our business, financial conditions and results of operations.

We derive a portion of our net sales from operations in international markets. In 2005, 2006 and 2007, 19.2%, 22.6% and 23.6%, respectively, of our product revenue was derived from our international operations. In addition, we purchase a portion of our raw materials and components on the international market. The sale and shipping of our products across international borders, as well as the purchase of materials and components from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and we would be exposed to potentially significant penalties for non–compliance. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

- the imposition of additional U.S. and foreign governmental controls or regulations;
- the imposition of costly and lengthy new export licensing requirements;
- a shortage of high–quality sales people and distributors;
- loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;
- changes in duties and tariffs, license obligations and other non–tariff barriers to trade;
- the imposition of new trade restrictions;
- the imposition of restrictions on the activities of foreign agents, representatives and distributors;
- scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;
- pricing pressure that we may experience internationally;
- laws and business practices favoring local companies;
- longer payment cycles; and
- difficulties in enforcing or defending intellectual property rights.

We cannot assure you that one or more of these factors will not harm our business. Any material decrease in our international sales would adversely affect our business, financial condition and results of operations.

We are subject to fluctuations in foreign currency exchange rates.

We market our products in certain foreign markets through our subsidiaries and other international distributors. The related distribution agreements may provide for payments in a foreign currency. Accordingly, if the U.S. dollar strengthens against international currencies, our U.S. dollar payments from such distributors, if any, will decrease.

Inadequate levels of coverage or reimbursement from governmental or other third–party payers for our products, or for procedures using our products, may cause our revenues to decline.

Sales of our products depend in part on the reimbursement and coverage policies of governmental and private health care payers. The ability of our health care provider customers, including hospitals, to obtain adequate coverage and reimbursement for our products, or for the procedures in which our products are used, may impact our customers' purchasing decisions and, therefore, could have a material adverse effect on our business.

Third–party payers have adopted, and are continuing to adopt, health care policies intended to curb rising health care costs. These policies include:

- controls on reimbursement for health care services and price controls on medical products and services;
- limitations on coverage and reimbursement for new medical technologies and procedures; and
- the introduction of managed care and prospective payment systems in which health care providers contract to provide comprehensive health care for a fixed reimbursement amount per person or per procedure.

These trends could lead to pressure to reduce prices for our current products and product candidates and could cause a decrease in the size of the market or a potential increase in competition that could adversely affect our business, financial condition and results of operations.

Legislative and regulatory changes in the health care industry could have a negative impact on our financial performance.

Changes in the health care industry in the United States and elsewhere could adversely affect the demand for our products as well as the way in which we conduct business. Additionally, there have been, and we expect there will continue to be, federal, state or local legislative and regulatory changes and proposals to change the health care system, which could affect our business. For instance, the Centers for Medicare and Medicaid Services, or CMS, the federal agency that administers the Medicare and Medicaid programs, has determined that, beginning in 2007, certain uses of pulse oximetry monitoring are eligible for separate Medicare payment in the hospital outpatient setting and are no longer bundled into payments for other services. The result of this change could be an increase in Medicare payments to hospitals for use of our products. However, each year CMS examines the reimbursement rates for both the inpatient and outpatient settings and could either increase or decrease the reimbursement rate for procedures utilizing our products. In addition, as a result of the focus on health care reform in connection with the 2008 presidential election, there is risk that Congress may implement changes in laws and regulations governing health care service providers, including measures to control costs, or reductions in reimbursement levels. Overall, we are unable to predict when legislation or regulation that affects our business may be proposed or enacted in the future or what effect any such legislation or regulation would have on our business. Any such legislation, regulation or policies that affect the coverage and reimbursement of our current or future products, or the procedures utilizing our current or future products, could cause our sales to decrease and, as a result, our revenues to decline.

Further, our success in international markets also depends upon the eligibility of reimbursement for our products through government–sponsored health care payment systems and other third–party payers. Outside of the United States, reimbursement systems vary by country. These systems are often subject to the same pressures to curb rising health care costs and control health care expenditures as those in the United States. In addition, as economies of emerging markets develop, these countries may implement changes in their health care delivery and payment systems. If adequate levels of reimbursement from third–party payers outside of the United States are not obtained, sales of our products outside of the United States may be adversely affected.

Our ongoing antitrust litigation against Tyco Healthcare could result in significant additional costs and further divert the attention of our management and key personnel from our business operations.

In May 2002, we filed a lawsuit against Tyco Healthcare (currently Covidien), parent company of Nellcor, in the United States District Court for the Central District of California, alleging damage to our business as a result of the anti–competitive business practices of Tyco Healthcare in connection with its pulse oximetry brand in violation of federal antitrust laws. Specifically, we alleged that we had incurred damages as a result of a series of illegal exclusionary and anti–competitive acts by Tyco Healthcare that were designed to maintain its monopoly in the pulse oximetry market.

In March 2005, a jury found that Tyco Healthcare's use of sole–source contracts, product bundling, market share–based compliance pricing contracts and co–marketing agreements with OEM patient monitoring companies were unlawful restraints of trade and exclusionary dealing arrangements and, as a result, violated federal antitrust laws. The jury awarded us $140.0 million in damages. Tyco Healthcare filed post–trial motions requesting that the District Court either override the jury decision or grant a new trial. In March 2006, the District Court upheld a portion of the jury verdict and vacated the remaining verdict. In addition, the District

Court vacated the jury's damages award and granted Tyco Healthcare a new trial on damages. The District Court held an evidentiary hearing in October 2006 to re–try the damages. On January 25, 2007, the District Court issued a preliminary ruling which did not set damages, but resolved some issues of dispute about damages, and ordered another evidentiary hearing on issues still undecided by the District Court. The District Court held this evidentiary hearing in March 2007. On July 2, 2007, the District Court entered its final judgment, awarding us damages which were trebled to $43.5 million and denying our request for a permanent injunction with respect to the Tyco Healthcare business practices found to be anti–competitive. We and Tyco Healthcare have each filed a notice of appeal from the judgment. Even if we are ultimately awarded damages in this litigation, the amount will be subject to a 50% legal fee contingency agreement, in which case we would receive 50% of the net (of costs) proceeds from the award.

We believe that Nellcor continues to enter into sole–source contracts, product bundling agreements, market share–based agreements, and co–marketing agreements. In bundling agreements, the customer is able to obtain discounts on unrelated products when they purchase Nellcor pulse oximeters for most of their pulse oximetry needs. Co–marketing agreements also provide significant impediments to competition in that Nellcor pays large patient monitoring companies to integrate Nellcor pulse oximetry products into their products.

Continued litigation could result in substantial costs and diversion of resources that would harm our business. In addition, there can be no assurance that we will receive any cash award or any equitable relief from the litigation.

We may issue additional securities in the future, including shares, debt or equity–linked debt, which may depress our stock price.

Our issuance of additional securities could:

- cause substantial dilution of the percentage ownership of our stockholders at the time of the issuance;
- cause substantial dilution of our earnings per share;
- subject us to the risks associated with increased leverage, including a reduction in our ability to obtain financing or an increase in the cost of any financing we obtain;
- subject us to restrictive covenants that could limit our flexibility in conducting future business activities; and
- adversely affect the prevailing market price for our outstanding securities.

We do not intend to seek stockholder approval for any such acquisition or security issuance unless required by applicable law or regulation or the terms of existing securities. If these securities are issued, such issuances may cause the trading price of our stock to decline.

We may require additional capital in the future, which may not be available on favorable terms, if at all.

To the extent that our existing capital is insufficient to meet our requirements and cover any losses, we will need to raise additional funds through financings or borrowings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes–Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business results of operations and financial condition and investors' confidence in us could be materially affected.

As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and costs to us and require us to divert substantial resources, including management time from other activities.

We expect to dedicate significant management, financial and other resources in connection with our compliance with Section 404 of the Sarbanes–Oxley Act in and after 2008. We expect these efforts to include a review of our existing internal control structure. As a result of this review, we may either hire or outsource additional personnel to expand and strengthen our finance function. We cannot be certain at this time that we will be able to comply with all of our reporting obligations and successfully complete the certification and attestation requirements of Section 404 of the Sarbanes–Oxley Act by the time that we are required to file our annual report on Form 10–K for the year ending January 3, 2009. If we fail to achieve and maintain the adequacy of our internal control and do not address the deficiencies identified by our auditors, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes–Oxley Act. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to satisfy the requirements of Section 404 of the Sarbanes–Oxley Act on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common stock.

Risks Related to Our Common Stock

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price, many of which we cannot control, include:

- actual or anticipated fluctuations in our operating results or future prospects;
- our announcements or our competitors' announcements of new products;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- changes in our growth rates or our competitors' growth rates;
- developments regarding our patents or proprietary rights or those of our competitors;
- our inability to raise additional capital as needed;
- concern as to the efficacy of our products;
- changes in financial markets or general economic conditions;
- sales of common stock by us or members of our management team; and
- changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally.

Concentration of ownership among our existing directors, executive officers and principal stockholders may prevent new investors from influencing significant corporate decisions.

As of December 29, 2007, our current directors and executive officers and their affiliates, in the aggregate, beneficially owned approximately 16.3% of our outstanding common stock. As a result, these stockholders, subject to any fiduciary duties owed to our other stockholders under Delaware law, will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock. In addition, these stockholders, some of whom have representatives sitting on our board of directors, could use their voting influence to maintain our existing management and directors in office, delay or prevent changes in control of us, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

Future sales of our common stock, including those by our insiders, may cause our stock price to decline.

As of December 29, 2007, there were 54,692,232 shares of our common stock outstanding, including 3,287,494 shares sold by us and 10,416,626 shares sold by our selling stockholders in our initial public offering, or IPO, in August 2007. A significant portion of our shares of common stock outstanding prior to our IPO that were not sold by selling stockholders became eligible for sale in the public market on February 4, 2008 upon expiration of lock–up agreements entered into in connection with our IPO, although as of December 29, 2007, 8,887,690 of these shares were held by directors, executive officers and other affiliates and subject to volume limitations under Rule 144 as of that date. A large portion of our outstanding shares are held by a small number of persons and investment funds.

Sales by these stockholders of a substantial number of shares could significantly reduce the market price of our common stock. Moreover, the holders of 19,695,877 shares of common stock at December 29, 2007 have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold or to include these shares in registration statements that we may file for ourselves or other stockholders from time to time.

Certain of our directors and executive officers have entered into Rule 10b5–1 trading plans pursuant to which they have sold and will continue to sell shares of our common stock. Generally, these sales require public filings. Actual or potential sales by these insiders, including those under a pre–arranged Rule 10b5–1 trading plans, could be viewed negatively by the market and adversely affect the market price of our common stock.

As of December 29, 2007, an aggregate of 13,717,267 shares of our common stock were reserved for future issuance under our three equity incentive plans, 8,321,191 of which were subject to options outstanding as of that date. To the extent outstanding options are exercised, our existing stockholders may incur additional dilution. In December 2007, we registered an aggregate of 11,218,285 of these shares reserved under our equity plans under a Registration Statement on Form S–8. All shares issued pursuant to a Registration Statement on Form S–8 can be freely sold in the public market upon issuance, subject to restrictions on our affiliates under Rule 144. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to five million shares of "blank check" preferred stock. As a result, without further stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. A staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti–takeover provisions of the Delaware General Corporation Law. Under these provisions, if anyone becomes an "interested stockholder," we may not enter into a "business combination" with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change in control of us. An "interested stockholder" means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in the Delaware General Corporation Law.

In addition, our board of directors has adopted a stockholder rights plan. Under the stockholder rights plan if any person becomes the beneficial owner of 15% or more of the outstanding shares of common stock, subject to a number of exceptions set forth in the plan, all of our stockholders other than the acquiring person will receive a right to purchase shares of our common stock at a price of $136.00 per share. Our stockholder rights plan could discourage a takeover attempt and make an unsolicited takeover of our company more difficult. As a result, without the approval of our board of directors, you may not have the opportunity to sell your shares to a potential acquirer of us at a premium over prevailing market prices. This could reduce the market price of our common stock.

We will incur significant increased costs as a result of operating as a public company, and our management and key employees will be required to devote substantial time to new compliance initiatives.

Prior to August 2007, we operated as a private concern. As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, we are subject to the reporting requirements of the Exchange Act and the Sarbanes–Oxley Act. These requirements may place a strain on our people, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes–Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the NASDAQ Global Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time–consuming. This may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes–Oxley Act.

We will be evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes–Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our compliance deadlines, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations because there is presently no precedent available by which to measure compliance adequacy. If we are unable to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the NASDAQ Global Market. This type of action could adversely affect our financial results or investors' confidence in our company and our ability to access capital markets, and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC and the NASDAQ Global Market. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

We do not intend to declare cash dividends on our stock, and any return on investment may be limited to the value of our stock.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, financial condition, business prospects, contractual restrictions and other factors deemed relevant by our board of directors. Therefore, you should not expect to receive dividend income from shares of our common stock.

Securities analysts may not cover our common stock or may issue negative reports, which may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock. If securities analysts do not cover our common stock, the lack of research coverage may cause the market price of our common stock to decline. The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about our business or the pulse oximetry market. If one or more of the analysts who elects to cover us downgrades our stock, our stock price could decline rapidly. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently–adopted rules mandated by the Sarbanes–Oxley Act, and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks, has led to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms are required to contract with independent financial analysts for their stock research. As long as we have a smaller market capitalization, it may be difficult for us to attract independent financial analysts that will cover our common stock, which could have a negative effect on the market price of our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We lease approximately 120,400 square feet of space in Irvine, California, for our corporate headquarters and product manufacturing, research and development, warehousing and distribution operations. The lease covering 70,200 square feet of this space expires in October 2009. We have the right to renew this lease for an additional five–year period at the end of the lease term. In February 2006, we entered into a lease for an additional 50,200 square feet of space adjacent to our current facility for office space and research and development. This lease expires in March 2010. We have an option to renew this lease for an additional five–year period at the end of the lease term. We also lease approximately 95,600 square feet of space in Mexicali, Mexico, for the manufacture of our sensors and accessories under a shelter labor agreement with Industrial Vallera de Mexicali, S.A. de C.V., or IVEMSA. IVEMSA is a Mexican maquiladora, which is a shelter services provider incorporated in Mexico that is licensed to operate factories and plants in Mexico. The shelter program allows foreign companies to manufacture in Mexico without being required to organize and operate their own subsidiary, for example, as a Mexican corporation. As a result, the risks of labor liability, ownership of facilities and legal presence of foreign corporations in Mexico are avoided. We entered into the agreement with IVEMSA to establish and run a facility to manufacture our sensors and accessory products. IVEMSA leases the space directly from the owner of the property under an agreement that expires in August 2014.

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In addition, Masimo Europe, Ltd. leases approximately 6,900 square feet as its headquarters in Limonest, France to support its sales, marketing, customer service and administrative functions. Masimo Japan, K.K. leases approximately 3,700 square feet of space as its headquarters in Tokyo, Japan, which it uses for sales, marketing, customer service and administrative functions, as well as maintaining product inventory. In addition, Masimo Canada ULC leases approximately 23,700 square feet of space as its headquarters in Montreal, Canada, which it uses primarily for research and development activities. We also maintain small sales offices in Germany, the United Kingdom, Italy, Spain, Japan, Australia, Singapore and China.

ITEM 3. LEGAL PROCEEDINGS

In May 2002, we filed a lawsuit against Tyco Healthcare, parent company of Nellcor, in the United States District Court for the Central District of California, alleging damage to our business as a result of the anti–competitive business practices of Tyco Healthcare. Specifically, we alleged that we had incurred damages as a result of a series of illegal exclusionary and anti–competitive acts by Tyco Healthcare that were designed to maintain its monopoly in the pulse oximetry market in violation of federal antitrust laws.

In March 2005, a jury found that Tyco Healthcare's use of sole–source contracts, product bundling, market share–based compliance pricing contracts and co–marketing agreements with patient monitoring companies were unlawful restraints of trade and exclusionary dealing arrangements and, as a result, violated federal antitrust laws. The jury awarded us $140 million in damages. Under the antitrust laws, if the jury verdict is sustained in whole or in part, all damages are trebled. Tyco Healthcare filed post–trial motions requesting that the District Court either override the jury decision or grant a new trial. In March 2006, the District Court upheld a portion of the jury verdict and vacated the remaining verdict. In addition, the District Court vacated the jury's damages award and granted Tyco Healthcare a new trial on damages. As a result, we may not receive any damages in this lawsuit. The District Court held an evidentiary hearing in October 2006 to re–try the damages. On January 25, 2007, the District Court issued a preliminary ruling which did not set damages, but resolved some issues of dispute about damages, and ordered another evidentiary hearing on issues still undecided by the District Court. The District Court held this evidentiary hearing in March 2007. On July 2, 2007, the District Court entered its final judgment awarding us damages which were trebled to $43.5 million and denying our request for a permanent injunction with respect to Tyco Healthcare's business practices found to be anti–competitive. We and Tyco Healthcare have each filed a notice of appeal from the judgment. We filed our opening brief on December 17, 2007 with the United States Court of Appeals for the 9th Circuit. Even if we are ultimately awarded damages in this litigation, the amount will be subject to a 50% legal fee contingency agreement, in which case we would receive 50% of the net (of costs) proceeds from the award. Even though most of the legal expenses to date have been on a contingency basis, we expect to incur expenses related to the appellate work, which will be treated as operating expense, as incurred.

We believe the jury verdict we received in the Tyco Healthcare antitrust litigation has been important in our efforts to increase our market share among certain large hospital systems and GPOs that were formerly closed as a result of Tyco Healthcare's anti–competitive conduct. The lawsuit has been and will continue to be a diversion of management's attention from the implementation of our business strategy. See "Risk Factors" for a description of the risks related to our litigation against Tyco Healthcare.

On July 24, 2007, Shaklee Corporation filed suit against us in the United States District Court, Central District of California, alleging that our pulse oximeters incorporate patented calibration methods that are licensed to Shaklee. NIR Diagnostics, Inc., the original licensee of the patents, was originally named as a defendant, but then agreed to become a plaintiff. Shaklee and NIR are seeking an injunction and damages against us. Our management believes that our devices do not infringe either of the cited patents and intends to vigorously defend against these claims. We believe that the claims asserted by Shaklee and NIR will not materially affect our business, financial conditions or future operating results. In the event a preliminary or permanent injunction were granted, however, we would be unable to sell products found to infringe the cited patents, which would cause a reduction in our revenues, a decline in income and a loss of customer goodwill for an unknown period of time. Additionally, we could be ordered to pay royalties on past sales of our products found to infringe the cited patents and, to the extent we continued to sell such products, we could be required to continue paying royalties to Shaklee and NIR. Although we believe that these claims are without merit, no assurance can be given with respect to the ultimate outcome for any such claim or litigation. At this time, we are not able to accurately estimate the potential financial impact of an injunction and/or damages against us.

On February 19, 2008, we brought a lawsuit against Respironics, Inc. for breach of contract, breach of the covenant of good faith and fair dealing, and interference with prospective economic advantage, based on a January 16, 2006, contract between Respironics and Masimo. Respironics has not yet answered the complaint. There is no guarantee that we will prevail in this suit or receive any damages or other relief if we do prevail.

From time to time, we are involved in legal proceedings in the ordinary course of business. Other than the proceeding described above, we are not currently involved in any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matters to a vote of our stockholders during the quarter ended December 29, 2007.

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PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

We had our initial public offering on August 7, 2007. Our common stock is traded on the NASDAQ Global Market under the symbol "MASI". The following table sets forth the high and low closing sales price of our common stock for the periods indicated.

	Price Range	
	High	Low
Fiscal 2007:		
Third Quarter (from August 8, 2007)	$26.64	$19.55
Fourth Quarter	$41.79	$26.24

The above quotations reflect inter–dealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

As of February 15, 2008, the closing price of our common stock on the NASDAQ Global Market was $31.78 per share, and the number of stockholders of record was approximately 318. We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Dividends and Special Bonus Payments

In March 2006, we paid a cash dividend of $3.365 per share, in the aggregate amount of approximately $171.8 million, to holders of our common and preferred stock, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. In February 2007, we paid additional cash dividends of $0.468 per share and $0.257 per share, in the aggregate amount of approximately $37.1 million, to holders of our common and preferred stock assuming conversion into common stock. In addition, in March 2006 and March 2007, we made special bonus payments in the aggregate amount of approximately $11.7 million to our employees and directors who held vested stock options as of March 1, 2006. The majority of the funds used to pay these cash dividends and special bonus payments were from the after–tax proceeds that we received from our patent infringement lawsuit against Nellcor.

We do not intend to distribute any future royalties received from Nellcor under the settlement agreement to our stockholders or our option holders and we do not anticipate paying any cash dividends generally in the foreseeable future.

Use of Proceeds

On August 13, 2007, we completed our initial public offering, or IPO, of common stock in which a total of 13,704,120 shares were sold, comprised of 10,416,626 shares sold by selling stockholders, 1,500,000 shares sold by us at the initial closing and 1,787,494 shares sold by us pursuant to the underwriters' full exercise of their over–allotment option, at an issue price of $17.00 per share. We raised a total of $55.9 million in gross proceeds from the IPO, or approximately $47.8 million in net proceeds after deducting underwriting discounts and commissions of $3.9 million and estimated other offering costs of approximately $4.2 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into an aggregate of 34,612,503 shares of common stock.

We anticipate that we will use the net proceeds from our initial public offering for the placement of equipment at hospitals under long–term sensor purchase agreements, capital expenditures and sales and marketing activities, research and development activities and working capital and general corporate purposes. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. We have invested the net proceeds from our initial public offering in short–term, money market securities. There has been no material change in the planned use of proceeds from our initial public offering as described in the final prospectus filed with the SEC on August 8, 2007 pursuant to Rule 424(b) under the Act.

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Unregistered Sales of Equity Securities

During the year ended December 29, 2007, we issued and sold 42,650 shares of our common stock that were not registered under the Act to our employees upon the exercise of options for aggregate cash consideration of $136,258. These shares were issued in reliance upon the exemption from registration provided under Section 4(2) of the Act and/or Regulation D promulgated thereunder, or Rule 701 promulgated under the Act. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Stock Performance Graph

The following stock performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following stock performance graph compares total stockholder returns for Masimo Corporation from the date of our initial public offering of August 8, 2007 through December 29, 2007 against the NASDAQ Market Composite Index and NASDAQ Medical Equipment Index, assuming a $100 investment made on August 8, 2007. Each of the two comparative measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance.


COMPARISON OF 5 MONTH CUMULATIVE TOTAL RETURN*
Among Masimo Corporation, The NASDAQ Composite Index
And The NASDAQ Medical Equipment Index
$250
$200
$150
$100
$50
$0
8/8/07
8/31/07
9/30/07
10/31/07
11/30/07
12/29/07
Masimo Corporation
NASDAQ Composite
NASDAQ Medical Equipment

* $100 invested on 8/8/07 in stock or 7/31/07 in index-including reinvestment of dividends.
Indexes calculated on month-end basis

ITEM 6. SELECTED FINANCIAL DATA

The following tables reflect selected financial data derived from our consolidated financial statements for each of the last five years. The consolidated statement of operations data for the years ended December 29, 2007, December 31, 2006 and 2005, and the consolidated balance sheet data as of December 29, 2007 and December 31, 2006 are derived from our audited consolidated financial statements included in this Form 10-K. The consolidated statement of operations data for the years ended December 31, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003 are derived from our audited consolidated financial statements not included in this Form 10-K. Historical results are not necessarily indicative of future results. The selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

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	Year ended December 31, 2003	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
	(in thousands, except share information)				
Statement of Operations Data (1) **:**					
Revenue:					
Product	$ 46,419	$ 69,069	$ 107,613	$ 155,131	$ 199,684
Royalty and license fee	315	288	277	69,207	56,602
Total revenue	46,734	69,357	107,890	224,338	256,286
Cost of goods sold	22,448	29,354	42,717	61,640	73,606
Gross profit	24,286	40,003	65,173	162,698	182,680
Operating expenses:					
Research and development	4,567	6,044	8,548	24,875	22,960
Selling, general and administrative	21,947	29,880	42,807	91,384	91,234
Patent litigation expenses (proceeds)	4,245	6,204	1,736	(262,605)	—
Purchased in-process research and development	—	—	2,800	—	—
Antitrust litigation	—	238	278	109	1,537
Total operating expenses	30,759	42,366	56,169	(146,237)	115,731
Operating income (loss)	(6,473)	(2,363)	9,004	308,935	66,949
Non-operating income (expense):					
Interest income	52	107	224	6,741	2,361
Interest expense	(468)	(1,434)	(1,851)	(1,824)	(2,475)
Other	(3)	8	(8)	551	1,287
Total non-operating income (expense)	(419)	(1,319)	(1,635)	5,468	1,173
Income (loss) before provision for (benefit from) income taxes	(6,892)	(3,682)	7,369	314,403	68,122
Provision for (benefit from) income taxes	2	161	(26,012)	132,577	25,867
Net income (loss)	(6,894)	(3,843)	33,381	181,826	42,255
Preferred stock dividend	—	—	—	(77,785)	—
Accretion of preferred stock	(8,477)	(8,477)	(8,278)	(7,985)	(4,837)
Undistributed income attributable to preferred stockholders	—	—	(19,599)	(34,275)	(14,339)
Net income (loss) attributable to common stockholders	$ (15,371)	$ (12,320)	$ 5,504	$ 61,781	$ 23,079
Net income (loss) per common share (2) :					
Basic	$ (1.64)	$ (1.31)	$ 0.57	$ 3.79	$ 0.71
Diluted	$ (1.64)	$ (1.31)	$ 0.42	$ 3.04	$ 0.60
Weighted-average number of common shares:					
Basic - Two Class method	9,350,340	9,378,741	9,717,882	16,319,898	16,654,586
Diluted - Two Class method	9,350,340	9,378,741	13,102,611	20,302,872	20,732,872
Basic - Single Class method	N/A	N/A	N/A	N/A	54,660,216
Diluted - Single Class method	N/A	N/A	N/A	N/A	59,829,198

(1) Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), *"Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,"* or FIN 46(R), Masimo Labs is consolidated within our financial statements. Accordingly, all inter-company royalties, option and licensing fees, and other charges between us and Masimo Labs have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by us and charged to Masimo Labs have not been eliminated and are included as research and development expense in our consolidated statements of operations. For additional discussion of accounting for Masimo Labs, see Note 4 to the Notes to Consolidated Financial Statements.

(2) See Note 2 to the Notes to Consolidated Financial Statements for a description of the method used to compute basic and diluted net income (loss) per common share.

	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 29, 2007
	(in thousands, except dividends declared per common share)				
Balance Sheet Data:					
Cash and cash equivalents	$ 11,124	$ 11,794	$ 14,172	$ 55,382	$ 96,733
Working capital	9,083	6,030	34,213	30,125	121,831
Total assets	40,397	54,221	100,589	159,073	235,511
Long term debt, including current portion	14,393	23,828	29,060	21,042	31,041
Convertible preferred stock	127,204	135,681	143,959	—	—
Total stockholders' equity (deficit)	(115,393)	(127,573)	(101,082)	56,961	150,066
Dividends declared per common share[3]	—	—	—	4.09	—

(3) Dividends declared as a result of a one–time patent litigation settlement with Nellcor in 2006. See Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further details regarding the settlement. The dividends were declared for the same amount per share to both common and preferred stockholders, assuming the conversion of all outstanding shares of preferred stock into common stock on a 1:1 basis. See Note 11 to the consolidated financial statements for further details regarding the dividends declared.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements, related notes and other financial information included in this Form 10–K. The following discussion may contain predictions, estimates and other forward–looking statements that involve a number of risks and uncertainties, including those discussed under Item 1.A – "Risk Factors" and elsewhere in this Form 10–K. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

We are a global medical technology company that develops, manufactures and markets non–invasive patient monitoring products that improve patient care. We invented Masimo Signal Extraction Technology, or Masimo SET, which provides the capabilities of measure–through motion and low perfusion pulse oximetry to address the primary limitations of conventional pulse oximetry. Pulse oximetry is the non–invasive measurement of the oxygen saturation level of arterial blood, or the blood that delivers oxygen to the body's tissues, and pulse rate. Conventional pulse oximetry is subject to technological limitations that reduce its effectiveness and the quality of patient care. In particular, when using conventional pulse oximetry, arterial blood signal recognition can be distorted by motion artifact, or patient movement, and low perfusion, or low arterial blood flow. Low perfusion can also cause the failure of the conventional pulse oximeter to obtain an accurate measurement. Conventional pulse oximetry readings can also be impacted by bright light and electrical interference from the presence of electrical surgical equipment. Published independent research shows that over 70% of the alarms were false outside the operating room using conventional pulse oximetry. Our Masimo SET platform has addressed many of the previous technology limitations. The benefits of Masimo SET have been validated in over 100 independent clinical and laboratory studies. During 2007, we generated product revenue of $199.7 million, representing a compound annual growth rate, or CAGR, of 42.5% for the three years ended December 29, 2007.

We develop, manufacture and market a family of non–invasive blood constituent patient monitoring solutions that consists of a monitor or circuit board and our proprietary single–patient use and reusable sensors and cables. In addition, we offer a remote–alarm/monitoring solution, such as the Masimo Patient SafetyNet. Although our Masimo SET platform is only operable with our proprietary sensors, our sensors have the capability to work with certain competitor pulse oximeters through the use of our adapter cables. In 2005, we launched our Masimo Rainbow SET Pulse CO–Oximetry platform utilizing licensed Rainbow technology from Masimo Labs, which enables the non–invasive measurement of not only arterial blood oxygen saturation level and pulse rate, but also carboxyhemoglobin, or carbon monoxide levels in the blood, and methemoglobin saturation levels in the blood. Along with the release of our Masimo Rainbow SET Pulse CO–Oximetry products, we have developed multi–wavelength sensors that have the ability to monitor multiple parameters with a single sensor.

We have focused on building our U.S. and international sales and marketing infrastructure to market our products to end–users, such as hospitals, and OEM partners for incorporation into their patient–monitoring products. We market our pulse oximetry products to hospitals and the EMS market through our direct sales force, and market our circuit boards to our OEM partners. Today, the primary focus of our hospital sales force is to facilitate the conversion of hospitals to our Masimo SET or Masimo Rainbow SET products. In the United States, we typically enter into long–term sales contracts with hospitals, pursuant to which we ship and install our pulse oximeters at no cost to the hospital in exchange for a commitment to purchase a minimum number of sensors from us over a specified period of time. With the introduction of Masimo Rainbow SET Pulse CO–Oximetry, we have established a small sales force to concentrate on the EMS market. Over the past year, we have expanded our sales and marketing staffing levels to 292 as of December 29, 2007, from 239 as of December 31, 2006. As a part of this growth, we expanded our hospital sales force, including clinical specialists, to 155 employees as of December 29, 2007 from 129 employees at December 31, 2006. We supplement our direct sales with sales through our distributors. During this period, direct and distributor sales have increased to approximately $143.7 million, or 71.9%, of product revenues for 2007, from $104.0 million, or 67.1%, of product revenues in 2006. We expect the percentage of our revenue from direct sales to continue to increase as we expand our worldwide direct sales force.

The building of our installed base of pulse oximeters and pulse oximeter circuit boards generates recurring sales of our sensors, primarily single–patient use sensors. A user of one of our pulse oximeters or our OEMs' pulse oximeters can obtain the benefit of the Masimo SET or Masimo Rainbow SET only by using our proprietary sensors that are designed for our system. We currently estimate that our worldwide installed base was approximately 470,000 units as of December 29, 2007, up from 377,000 units as of December 31, 2006. We estimate our installed base to be the number of pulse oximeters and pulse oximeter circuit boards that we have shipped in the past seven years. In the event we increase this assessment period beyond seven years in the future, our estimated installed base may increase materially. We expect our worldwide installed base to continue to increase as we expand our market share and expand the pulse oximetry market to other patient care settings.

On August 13, 2007, we completed our initial public offering, or IPO, of common stock in which a total of 13,704,120 shares were sold, comprised of 10,416,626 shares sold by selling stockholders, 1,500,000 shares sold by us at the initial closing and 1,787,494 shares sold by us pursuant to the underwriters' full exercise of their over–allotment option, at an issue price of $17.00 per share. We raised a total of $55.9 million in gross proceeds from the IPO, or approximately $47.8 million in net proceeds after deducting underwriting discounts and commissions of $3.9 million and estimated other offering costs of approximately $4.2 million. Upon the closing of the IPO, all shares of convertible preferred stock outstanding automatically converted into an aggregate of 34,612,503 shares of common stock. The condensed consolidated financial statements as of and for the period ended December 29, 2007, including share and per share amounts, include the effects of the offering since it was completed prior to December 29, 2007.

Masimo Laboratories, Inc.

Masimo Laboratories, Inc., or Masimo Labs, is an independent entity spun off from us to our stockholders in 1998. Joe E. Kiani and Jack Lasersohn, members of our board of directors, are also members of the board of directors of Masimo Labs. Joe E. Kiani, our Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs. We are a party to a cross–licensing agreement with Masimo Labs, which was recently amended and restated effective January 1, 2007, or the Cross–Licensing Agreement, that governs each party's rights to certain of the intellectual property held by the two companies.

Under the Cross–Licensing Agreement, we granted Masimo Labs an exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET owned by us, including all improvements on this technology, for the measurement of non–vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non–vital signs parameters in any product market in which a product is intended to be used by a patient or pharmacist rather than a professional medical caregiver, which we refer to as the Labs Market. We also granted Masimo Labs a non–exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET for the measurement of vital signs in the Labs Market.

From May 1998 through December 2007, Masimo Labs contracted the services of our employees for the development of Rainbow technology. We paid Masimo Labs for the option to market and develop products based on Masimo Labs technology in defined markets. Through December 2005, we had paid Masimo Labs $7.5 million in option fees and nearly all these option fees were used by Masimo Labs to repay us for the services that we had provided to Masimo Labs. In addition, through December 2006, we exercised two licenses, for $2.5 million each, for the right to market products based on the new carbon monoxide and methemoglobin parameter technologies developed by Masimo Labs. As of December 29, 2007, the entire $5.0 million in fees had been used by Masimo Labs to repay us for the shared engineering and other services that we provided to Masimo Labs. We also entered into a Services Agreement with Masimo Labs to govern the services we will provide to Masimo Labs going forward, effective as of January 1, 2007. As part of the Cross–Licensing Agreement, we exercised an additional license for total hemoglobin for a fee of $2.5 million, on January 1, 2007.

The Cross–Licensing Agreement requires us to pay certain royalties on products incorporating the licensed Rainbow technology. The royalty is up to 10% of the Rainbow royalty base, which will include handhelds, tabletop and multi–parameter devices. Handheld products incorporating Rainbow technology will carry a 10% royalty rate. For other products, only the proportional amount attributable for that portion of our products used to measure non–vital sign parameters, sensors and accessories, rather than for measuring vital sign parameters, will be included in the 10% Rainbow royalty base. For multi–parameter devices, the Rainbow royalty base will include the percentage of the revenues based on the number of Rainbow–enabled parameters. Beginning in 2009, for hospital contracts where we place equipment and enter into a sensor contract, we will pay a royalty to Masimo Labs on the total sensor contract revenues based on the ratio of Rainbow enabled devices to total devices.

We are also subject to certain specific annual minimum aggregate royalty payments. These minimum aggregate royalty payments are $3.5 million, $4.0 million and $5.0 million in 2008, 2009 and 2010, respectively, and $5.0 million per year thereafter. In addition, in connection with a change in control, as defined in the Cross–Licensing Agreement, the minimum aggregate annual royalties for all licensed Rainbow parameters payable to Masimo Labs will increase to $7.0 million, $10.0 million and $15.0 million in 2008, 2009 and 2010, respectively, and $15.0 million per year thereafter, and up to $2.0 million per year for each additional Rainbow parameter.

Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), *Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,"* or FIN 46(R), Masimo Labs is consolidated within our financial statements for all periods presented. Accordingly, all royalties, option and license fees and other charges between us and Masimo Labs have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by us and charged to Masimo Labs have not been eliminated and are included as research and development expense in our consolidated statements of operations. For additional discussion of Masimo Labs, see Note 4 to the Notes to Consolidated Financial Statements.

Nellcor Patent Litigation Settlement

In October 1999, we filed a patent infringement lawsuit in the United States District Court for the Central District of California against Mallinckrodt, Inc., now part of Covidien (formerly Tyco Healthcare), and one of its subsidiaries, Nellcor Puritan Bennett, Inc., collectively referred to as Nellcor. Nellcor is one of the largest manufacturers and distributors of pulse oximetry products in the world. The lawsuit was filed for infringement of our pulse oximetry signal processing patents. Nellcor denied our claims and made counterclaims alleging infringement of its patents by us. This lawsuit resulted in a jury verdict that Nellcor had infringed several of our patents, including one of our measure–through motion pulse oximeter patents. In September 2005, the U.S. Federal Court of

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Appeals ruled that Nellcor infringed several Masimo patents and ordered the lower court to enjoin Nellcor's infringing products. Prior to the issuance of a permanent injunction, Nellcor entered into a settlement agreement with us on January 17, 2006, under which we agreed to settle all pending patent litigation with Nellcor. In return, Nellcor agreed to pay us $263.0 million for damages incurred through January 2006. We granted Nellcor a covenant not to sue on certain new products and Nellcor agreed to pay us royalties on its total U.S. pulse oximetry revenue at least through March 14, 2011. In addition, in January 2006, Nellcor made an advance royalty payment to us of $67.5 million for estimated sales of its products in the United States during the remainder of calendar 2006. Throughout 2006, we received a total of $330.5 million in cash from Nellcor pursuant to the settlement agreement.

We recorded the $263.0 million lump sum payment as patent litigation proceeds in January 2006 and we recognized approximately $68.8 million of royalty revenue in 2006 based on Nellcor's total 2006 U.S. pulse oximetry revenues as report to us. We recognize royalty revenue based on the estimated average royalty rate per the settlement agreement multiplied by our estimate of Nellcor's sales for each quarter. This estimate is adjusted prospectively when we receive the Nellcor royalty report, 60 days after the end of each quarter. Per our settlement agreement, the 2007 royalty rate declined significantly from the 2006 rates and will decline again in 2008. However, the 2008 rates will remain consistent through March 14, 2011, the remainder of the settlement agreement period.

Cash Dividends and Special Bonus Payments

In March 2006, we paid a cash dividend of $3.365 per share, in the aggregate amount of approximately $171.8 million, to holders of our common and preferred stock, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. Of this amount, $21.7 million relates to dividend payments made to stockholders who exercised stock options by delivering us a promissory note. In accordance with Emerging Issues Task Force, or EITF, 95–16, the $21.7 million in cash dividends have been classified as compensation expense in the accompanying consolidated financial statements, under cost of goods sold, research and development and selling, general and administrative expenses. In February 2007, we paid additional cash dividends of $0.468 per share and $0.257 per share, in the aggregate amount of approximately $37.1 million, to holders of our common and preferred stock assuming conversion into common stock. In March 2006 and March 2007, we also made special bonus payments in the aggregate amount of approximately $9.7 million and $2.0 million, respectively, to our employees and directors who held vested stock options as of March 1, 2006. These cash dividends and special bonus payments were made from the after–tax proceeds that we received from our patent infringement lawsuit against Nellcor and interest earned thereon. We do not intend to distribute any future royalties received from Nellcor under the settlement agreement to our stockholders or our option holders.

The following is stock–based compensation expense for the year ended December 31, 2006 associated with the dividend and special bonus payment discussed above, as well as related to implementation of FASB 123(R) and other stock related compensation for the year ended December 29, 2007.

	Functional Expense			
	Cost of Goods Sold	Research and Development	Selling, General and Administrative	Total
	(In thousands)			
Dividends declared on common shares securing the outstanding non recourse notes	$ 308	$ 5,101	$ 16,264	$21,673
Special bonus payments to holders of vested options to purchase common stock	1,822	3,990	5,900	11,712
Stock option compensation pursuant to adoption of SFAS 123(R)	249	287	794	1,330
Other	—	—	355	355
For the year ended December 31, 2006	$ 2,379	$ 9,378	$ 23,313	$35,070
Stock option compensation pursuant to adoption of SFAS 123(R)	$ 264	$ 670	$ 2,541	$ 3,475
Other	—	—	417	417
For the year ended December 29, 2007	$ 264	$ 670	$ 2,958	$ 3,892

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Results of Operations

The following tables provide a comparison of our earnings per share calculated under Emerging Issues Task Force Issue No. 03–6, "*Participating Securities and the Two–Class Method under FASB Statement No. 128*", or EITF 03–6, and Financial Accounting Standards Board No. 128 "*Earnings per Share*", or FASB 128, in accordance with GAAP and the non–GAAP if converted method based upon FASB 128. The non–GAAP if converted method assumes conversion of all shares of our preferred stock into common stock as of December 31, 2006.

Upon the closing of our initial public offering on August 13, 2007, all outstanding shares of our prior Series A through Series G convertible preferred stock were converted into an aggregate of 34,612,503 shares of common stock. Therefore, effective August 13, 2007, we transitioned from computing earnings per share from the two class method in accordance with EITF 03–6 to the if converted method in accordance with FASB 128. Net income for the year ended December 29, 2007 was allocated between the periods during which two classes of equity securities were outstanding and during which a single class of equity securities was outstanding based on the respective number of days. For the year ended December 29, 2007, two classes of equity securities were outstanding for 224 days and a single class of equity securities was outstanding for 139 days, or 61.7% and 38.3% of the total days in the year end reporting period, respectively.

We believe that the following non–GAAP earnings per share information is relevant and useful information that can be used by analysts, investors and other interested parties to assess our performance on a comparable basis to future reported earnings per share. Accordingly, we are disclosing this information to permit additional analysis of our performance (in thousands, except share data):

	Year ended December 29, 2007	
	As Reported	Non–GAAP (unaudited)
Net income attributable to common stockholders:		
Net income – two class method (1)	$ 26,075	
Accretion of preferred stock	(4,837)	
Income attributable to preferred stockholders	(14,339)	
Net income attributable to common stockholders	$ 6,899	
Basic net income per common share:		
Weighted average common shares outstanding – two class method	16,654,586	
Basic earnings per share for period during which two classes of equity securities were outstanding	$ 0.41	
Net income for period during which single class of equity securities was outstanding (1)	$ 16,180	$ 42,255
Weighted average common shares outstanding – single class (2)	54,660,216	52,611,674
Basic net income per share for period during which single class of equity securities were outstanding	$ 0.30	
Basic net income per common share	$ 0.71	$ 0.80
Diluted net income per common share:		
Weighted average common shares outstanding – two class method	16,654,586	
Diluted common share equivalent: stock options	4,078,286	
	20,732,872	
Diluted earnings per share for period during which two classes of equity securities were outstanding	$ 0.33	
Net income for period during which single class of equity securities was outstanding (1)	$ 16,180	$ 42,255
Weighted average common shares outstanding – single class (2)	54,660,216	52,611,674
Diluted common share equivalent: stock options	5,168,982	4,615,833
	59,829,198	57,227,507
Diluted net income per share for period during which single class of equity securities were outstanding	$ 0.27	
Diluted net income per common share	$ 0.60	$ 0.74

(1) Net income for the year ended December 29, 2007 was allocated between the periods during which two classes of equity securities were outstanding and during which a single class of equity securities was outstanding based on the respective number of days. The convertible preferred stock was converted into common stock on August 13, 2007, the closing date of the Company's initial public offering. For the year ended December 29, 2007, two classes of equity securities were outstanding for 224 days and a single class of equity securities was outstanding for 139 days, or 61.7% and 38.3% of the total days in the reporting period, respectively.

(2) Weighted average shares outstanding used to compute basic net income per share after conversion of convertible preferred stock; one class of common shares was outstanding for the period from August 13, 2007 to December 29, 2007.

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The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts and as a percentage of revenues. The patent litigation proceeds and the royalty received from Nellcor in 2006 have significantly affected our revenues, results of operations and financial position. Accordingly, our results of operations for the year ended December 31, 2006 are difficult to compare to our results of operations for the years ended December 31, 2005 and December 29, 2007.

	Year ended December 31, 2005		Year ended December 31, 2006		Year ended December 29, 2007	
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
	(in thousands, except percentages)					
Revenue:						
Product	$107,613	99.7%	$ 155,131	69.2%	$199,684	77.9%
Royalty and license fee	277	0.3	69,207	30.8	56,602	22.1
Total revenue	107,890	100.0	224,338	100.0	256,286	100.0
Cost of goods sold	42,717	39.6	61,640	27.5	73,606	28.7
Gross profit	65,173	60.4	162,698	72.5	182,680	71.3
Operating expenses:						
Research and development	8,548	7.9	24,875	11.1	22,960	9.0
Selling, general and administrative	42,807	39.7	91,384	40.7	91,234	35.6
Patent litigation expenses (proceeds)	1,736	1.6	(262,605)	(117.1)	—	—
Purchased in-process research and development	2,800	2.6	—	—	—	—
Antitrust litigation	278	0.3	109	—	1,537	0.6
Total operating expenses	56,169	52.1	(146,237)	(65.2)	115,731	45.2
Operating income	9,004	8.4	308,935	137.7	66,949	26.1
Non-operating income (expense):						
Interest income	224	0.2	6,741	3.0	2,361	0.9
Interest expense	(1,851)	(1.7)	(1,824)	(0.8)	(2,475)	(1.0)
Other	(8)	0.0	551	0.2	1,287	0.5
Total non-operating income (expense)	(1,635)	(1.5)	5,468	2.4	1,173	0.4
Income before provision for (benefit from) income taxes	7,369	6.9	314,403	140.1	68,122	26.5
Provision for (benefit from) income taxes	(26,012)	(24.1)	132,577	59.1	25,867	10.0
Net income	33,381	30.9	181,826	81.0	42,255	16.5
Preferred stock dividend	—	—	(77,785)	(34.7)	—	—
Accretion of preferred stock	(8,278)	(7.7)	(7,985)	(3.6)	(4,837)	(1.9)
Undistributed income attributable to preferred stockholders	(19,599)	(18.2)	(34,275)	(15.3)	(14,339)	(5.6)
Net income attributable to common stockholders	$ 5,504	5.0%	$ 61,781	27.4%	$ 23,079	9.0%

Comparison of the Year ended December 29, 2007 to the Year ended December 31, 2006

Revenue. Total revenue increased $32.0 million, or 14.2%, to $256.3 million for the year ended December 29, 2007 from $224.3 million for the year ended December 31, 2006.

Product revenues increased $44.6 million, or 28.7%, to $199.7 million in the year ended December 29, 2007, from $155.1 million for the year ended December 31, 2006. This increase was primarily due to increased product revenues resulting from an increase in our installed base of pulse oximeter circuit boards and pulse oximeters to 470,000 units at December 29, 2007 from 377,000 units at December 31, 2006. Product revenue generated by our direct and distribution sales channels increased $39.7 million, or 38.1%, to $143.7 million from $104.0 million, while revenues from our OEM channel increased $4.9 million, or 9.6%, to $56.0 million from $51.1 million. As part of the increase in our direct and distribution sales channels, we generated $6.1 million in sales from Rainbow technology products in 2007 compared to $3.7 million in 2006.

Our royalty and license fee revenue decreased $12.6 million, or 18.2%, to $56.6 million in 2007 from $69.2 million in 2006, primarily due to a decline in the 2007 royalty rate under the terms of our settlement agreement with Nellcor. We expect the royalty revenue to continue to decline through the end of the royalty agreement in March 2011.

Cost of Goods Sold. Cost of goods sold increased $12.0 million, or 19.4% to $73.6 million for the year ended December 29, 2007, from $61.6 million for the year ended December 31, 2006. Our gross margin decreased to 71.3% for the year ended December 29, 2007, from 72.5% for the year ended December 31, 2006. This decrease in gross margin was due to the expected decrease in Nellcor royalty revenue of $12.7 million, although partially offset by $2.1 million of special bonus payments in 2006. Notwithstanding the Nellcor royalty and special bonus payments, the gross margin would have increased by 1.5%. During 2007, our product gross margins increased to 63.1% from 61.6% in 2006, after adjusting for the special bonus payments. This increase was primarily due to the impact of increased sales of our Rainbow products and lower manufacturing costs resulting from the efficiencies derived from higher production levels.

Research and Development. Research and development expenses decreased $1.9 million, or 7.7%, to $23.0 million for the year ended December 29, 2007, from $24.9 million for the year ended December 31, 2006. The 2006 amount included a charge of $9.1 million in special bonus payments. Notwithstanding that charge, research and development expenses increased $7.2 million, mainly due to $5.3 million of increased payroll and payroll related costs associated with increased research and development staffing levels. Research and development staffing increased to 130 at December 29, 2007 from 98 at December 31, 2006. In addition, engineering supplies expense increased $1.3 million, due to additional project development activities. Included in these total research and development expenses are $1.9 million and $3.4 million of engineering expenses incurred by Masimo Labs for the years ended December 29, 2007 and December 31, 2006, respectively. Stock based compensation expense related to SFAS 123(R) was $670,000 and $287,000 for the years ended December 29, 2007 and December 31, 2006, respectively.

Selling, General and Administrative. Selling, general and administrative expenses decreased $0.2 million, or 0.2%, to $91.2 million for the year ended December 29, 2007, from $91.4 million in the year ended December 31, 2006. The 2006 amount included a charge of $22.2 million in special bonus payments. Notwithstanding that charge, selling, general and administrative expenses increased $22.0 million, primarily due to increased payroll and related expenses of $11.9 million, increased marketing and related expenses of $6.9 million, increased professional fees of $1.4 million and $1.8 million of other expense. The primary reason for the increased payroll and related expenses was an increase in selling, general and administrative staffing to 360 at December 29, 2007 from 292 at December 31, 2006. Increased marketing and related expenses resulted from additional trade show expense of $1.4 million, higher promotional and sample materials of $1.4 million, increased customer training activities of $1.3 million and increased group purchasing organization fees of $1.2 million. Increased professional fees related to increased litigation costs, tax planning and audit work, as well as consulting to document compliance with the Sarbanes–Oxley Act. Included in these total selling, general and administrative expenses are $530,000 and $147,000 of activities performed by Masimo Labs for the years ended December 29, 2007 and December 31, 2006, respectively. Stock based compensation expense related to SFAS 123(R) was $2.5 million and $794,000 for the years ended December 29, 2007 and December 31, 2006, respectively.

Non–operating income. Non–operating income was $1.2 million for the year ended December 29, 2007, compared to $5.5 million for the year ended December 31, 2006. This change was primarily due to the decrease in interest income of $4.4 million resulting from lower overall 2007 cash levels as compared to 2006. Average cash levels throughout 2006 were higher than 2007 due to the investment of patent litigation settlement proceeds and prepaid royalties received in January 2006. In addition, other income was $1.3 million for the year ended December 29, 2007, resulting primarily from foreign currency transaction gains relating to the impact of the strength in the Euro and British Pound as compared to the US dollar for most of 2007.

Provision for Income Taxes. Our provision for income taxes was $25.9 million for the year ended December 29, 2007, compared to $132.6 million for the year ended December 31, 2006. This decline in provision for income taxes was due primarily to the decline in our 2007 taxable income as a result of the one–time gain from our patent litigation settlement in 2006. Our effective tax rate declined to 38.0% in 2007 from 42.2% in 2006. This decline in rate was due to the non–deductibility of dividends classified as compensation expense in 2006, which we did not incur in 2007, a reduction of foreign losses not benefited in the US and a reduction in state tax obligations.

Comparison of the Year ended December 31, 2006 to the Year ended December 31, 2005

Revenue. Total revenue increased $116.4 million, or 107.9%, to $224.3 million for the year ended December 31, 2006 from $107.9 million for the year ended December 31, 2005. A significant portion of the increase in revenue was due to fiscal 2006 royalties of $68.8 million related to the Nellcor settlement agreement.

Product revenues increased $47.5 million, or 44.2%, to $155.1 million in the year ended December 31, 2006, from $107.6 million for the year ended December 31, 2005. This increase was primarily due to increased product revenues as a result of an increase in our installed base of pulse oximeter circuit boards and pulse oximeters to 377,000 units at December 31, 2006 from 292,000 units at December 31, 2005. Product revenue generated by our direct and distribution sales channels increased $34.9 million, or 50.5% to $104.0 million from $69.1 million, while revenues from our OEM channel increased $12.6 million, or 32.7%, to $51.1 million from $38.5 million. As part of the increase in our direct and distribution sales channels, we generated $3.7 million in sales from Rainbow technology products in 2006 compared to $700,000 in 2005.

Our royalty and license fee revenue increased $68.9 million, to $69.2 million in 2006 from $277,000 in 2005, primarily due to royalties received from Nellcor under the terms of our settlement agreement.

Cost of Goods Sold. Cost of goods sold increased $18.9 million, or 44.3%, to $61.6 million for the year ended December 31, 2006, from $42.7 million for the year ended December 31, 2005. Our gross margin increased to 72.5% for the year ended December 31, 2006, from 60.4% for the year ended December 31, 2005. This increase in gross margin was due to the Nellcor royalty revenue of $68.8 million, which was partially offset by $2.1 million of special bonus payments and $249,000 of stock–based compensation expense. Our 2006 product margins increased to 61.6% from 60.3% in 2005 due to a higher percentage of revenue from our sensor products combined with higher realized circuit board margins and the favorable margin impact of increased Rainbow product revenues.

Research and Development. Research and development expenses increased $16.4 million, or 191.0%, to $24.9 million for the year ended December 31, 2006, from $8.5 million for the year ended December 31, 2005. The $24.9 million included a charge of $9.4 million in stock–based compensation associated with the dividend and special bonus payments. Notwithstanding that charge, research and development expenses increased $5.3 million due to increased payroll and payroll related costs associated with increased research and development staffing levels. Research and development staffing increased to 98 at December 31, 2006 from 65 at December 31, 2005. Included in these total research and development expenses are $3.4 million and $2.6 million of engineering expenses incurred by Masimo Labs for the years ended December 31, 2006 and 2005, respectively. Stock based compensation expense related to SFAS 123(R) was $287,000 for the year ended December 31, 2006. Since we followed APB 25 during the year ended December 31, 2005, the stock based compensation expense related to SFAS 123(R) was $0.

Selling, General and Administrative. Selling, general and administrative expenses increased $48.6 million, or 113.5%, to $91.4 million for the year ended December 31, 2006, from $42.8 million in the year ended December 31, 2005. The $48.6 million increase included a charge of $23.3 million in stock–based compensation associated with the dividend and special bonus payments. Notwithstanding that charge, selling, general and administrative expenses increased $12.3 million due to increased selling, general and administrative staffing. Selling, general and administrative staffing increased to 292 at December 31, 2006 from 201 at December 31, 2005. Additional increased spending was attributable to $3.4 million in travel and entertainment expenses and $1.5 million in employee recruiting and training activities. Included in these total selling, general and administrative expenses are $147,000 and $147,000 of activities performed by Masimo Labs for the years ended December 31, 2006 and 2005, respectively. Stock based compensation expense related to SFAS 123(R) was $794,000 for the year ended December 31, 2006. Since we followed APB 25 during the year ended December 31, 2005, the stock based compensation expense related to SFAS 123(R) was $0.

Patent Litigation Expenses (Proceeds). Patent litigation proceeds from our patent infringement lawsuit against Nellcor was $262.6 million for the year ended December 31, 2006, as compared to $1.7 million of expense for the year ended December 31, 2005. This change was due to the one–time patent litigation settlement in January 2006, and related proceeds of $263.0 million less current and related legal fees.

Purchased In–Process Research and Development. We did not incur any charges related to purchased in–process research and development in 2006. As a result of our December 2005 acquisition of Andromed, Inc., we incurred purchased in–process research and development expenses of $2.8 million in 2005.

Non–operating income (expense). Non–operating income was $5.5 million for the year ended December 31, 2006, compared to $1.6 million of expense for the year ended December 31, 2005. This change was primarily due to the increase in interest income of $6.5 million from the investment of the patent litigation settlement proceeds and prepaid royalties received and invested during the year ended December 31, 2006.

Provision for (Benefit from) Income Taxes. Our provision for income taxes was $132.6 million for the year ended December 31, 2006, compared to a net benefit from income taxes of $26.0 million for the year ended December 31, 2005. This increase in provision was primarily due to an increase in our taxable income which resulted from both the income from the patent settlement and improved operating results during the year ended December 31, 2006. In addition, the net benefit from income taxes of $26.0 million for the year ended December 31, 2005 was primarily due to the reversal of all federal and state deferred tax valuation allowances.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the sale of equity securities. Through December 29, 2007, we raised $81.7 million through seven preferred stock private equity financings, approximately $47.8 million from our August 2007 initial public offering and $16.9 million from the exercise of stock options for a total of $146.4 million. As of December 29, 2007, we had cash and cash equivalents of $96.7 million.

Under the terms of our patent litigation settlement with Nellcor, Nellcor paid us $263.0 million for damages incurred through January 2006 and made an advance royalty payment to us of $67.5 million related to sales of Nellcor's products for the remainder of 2006. In total, we have received $330.5 million in cash from Nellcor through December 2006. In March 2006 and February 2007, we declared dividends in the aggregate amount of approximately $208.9 million to holders of our common and preferred stock. In addition, in March 2006 and March 2007, we made special bonus payments in the aggregate amount of approximately $11.7 million to our employees and directors who held vested stock options as of March 1, 2006. The majority of these cash dividends and special bonus payments were made from the after–tax proceeds that we received from our settlement with Nellcor and interest earned thereon. In the future, we do not intend to distribute any royalties received from Nellcor under the settlement agreement to our stockholders or our option holders. For further details on the litigation settlement, see "Business—Nellcor Patent Litigation Settlement."

In the 2005, we wrote off $2.8 million in purchased in–process research and development expense related to the acquisition of Andromed. This represents the value of products in the development stage that were not considered to have reached technological feasibility or to have an alternative future use. For further details on the Andromed acquisition, see note 3 to the consolidated financial statements.

Cash Flows from Operating Activities. Cash provided by operating activities was $28.8 million in 2007. This consists primarily our net income of $42.3 million, resulting from overall growth and profitability of our business. In addition, depreciation and amortization increased to $5.3 million in 2007 due to the purchase of additional fixed assets and deferred revenue increased $2.8 million in 2007 due to continued growth of our business. These increases to cash flow from operating activities were offset by an increase in royalties receivable of $12.6 million, related to the timing of Nellcor royalty payments which had been prepaid in 2006, but beginning in 2007 are paid 60 days after the end of each quarter. Additional offsets included a $7.0 million increase in inventory pursuant to our policy of having sufficient inventory to meet customer demand, a $4.3 million increase in deferred cost of goods consistent with the increase in equipment placed at hospitals under long–term sensor purchase agreements, and a $4.2 million increase in accounts receivable due to business growth which was offset by improved timing of cash receipts.

In 2006, cash provided by operating activities was $193.8 million. This consisted primarily of our net income of $181.8 million, an increase in deferred revenue of $6.7 million resulting from growth of the business, an increase in the provision for deferred income taxes of $6.4 million, an increase in accrued compensation of $5.0 million, including a $2.0 million accrual for the special bonus, and depreciation and amortization of $3.7 million. These increases to cash provided by operating activities were offset by an increase in accounts receivable of $8.0 million due to increased revenue and timing of cash receipts and an increase in deferred cost of goods sold of $6.1 million due to the increase in equipment placed at hospitals under long–term sensor purchase agreements.

Cash Flows from Investing Activities. Cash used in investing activities for 2007 was $7.2 million primarily consisting of $5.3 million in purchases of property and equipment and $1.6 for the increase in intangible assets relating primarily to capitalized legal expenses associated with patent related activities. The property and equipment purchases included manufacturing equipment of $1.7 million and computer hardware and software of $1.6 million, both in order to support the growth of the business.

Cash used in investing activities in 2006 was $8.3 million primarily consisting of $5.9 million of property and equipment purchases and $1.3 million related to the Andromed acquisition. The property and equipment purchases included manufacturing equipment of $2.1 million, computer hardware and software of $1.2 million, and leasehold improvements of $800,000 all in order to support the growth of the business.

Cash Flows from Financing Activities. Cash provided by financing activities in 2007 was $20.8 million. This primarily consists of net proceeds from the initial public offering of $47.8 million and $20.1 million in proceeds from long–term debt borrowings resulting from financing equipment placed at hospitals under long term sensor purchase agreements. These sources of funds were partially offset by $37.4 million of dividends paid and debt repayments throughout 2007 of $10.2 million.

Cash used in financing activities in 2006 was $144.0 million. This primarily consists of dividends paid of $149.7 million offset by $14.4 million of proceeds from the issuance of common stock from stock option exercises and repayments of long–term debt of $8.2 million.

Future Liquidity Needs. In the future, in addition to funding our working capital requirements, we anticipate our primary use of cash to be the equipment that we provide to hospitals under our long–term sensor purchase agreements. We anticipate additional capital purchases related to expanding our worldwide manufacturing capability as well as additional investments in productivity enhancing tools, including a new customer relationship management system. Our focus on international expansion will also require additional investments in facilities and infrastructure in the Americas, Europe and Asia. The amount and timing of our actual investing activities will vary significantly depending on numerous factors, such as the progress of our product development efforts, our timetable for international manufacturing and sales and marketing expansion and both domestic and international regulatory requirements. Despite these capital investment requirements, we anticipate that our existing cash and cash equivalents will be sufficient to meet our working capital requirements, capital expenditures, and operations for at least the next 12 months.

Current Financing Arrangements. As of December 29, 2007, we had various arrangements that allow for the financing of the equipment placed with hospitals in connection with the related long–term sensor purchase agreements. During the years ended December 29, 2007 and December 31, 2006, we borrowed a total of $20.1 million and $0, respectively, under these facilities. As of December 29, 2007 and December 31, 2006, we had outstanding under these financing agreements $30.8 million and $20.5 million, respectively. As of December 29, 2007, principal and interest payments under these financing agreements were $1.2 million per month based on an average interest rate of 7.7%, and the outstanding debt was collateralized by $3.4 million of equipment, net of amortization. These financing agreements expired on December 31, 2007 and have not been renewed.

Contractual Obligations. The following table summarizes our outstanding contractual obligations as of December 29, 2007, and the effect those obligations are expected to have on our cash liquidity and cash flow in future periods:

	Payments Due By Period				
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
	(in thousands)				
Long–Term Debt[1]	$13,422	$18,334	$2,630	$—	$34,386
Operating Leases[2]	3,084	3,352	1,034	813	8,283
Purchase Commitments[3]	21,730	—	—	—	21,730
Capital Leases (including interest)[4]	76	141	88	—	305
Interpretation 48 Obligations including interest and penalties[5]	197	2,085	991	67	3,340
Total Contractual Obligations	$38,509	$23,912	$4,743	$880	$68,044

(1) Principal and interest payments owed on our equipment financing arrangements.
(2) Facility, equipment and automobile leases.
(3) Certain inventory items under non cancellable purchase orders to secure better pricing and ensure we will have materials on hand.
(4) Leased office equipment.
(5) FIN 48 obligations shown in the table above represent uncertain tax positions related to temporary differences. The years for which the temporary differences related to the uncertain tax positions will reverse have been estimated in scheduling the obligations within the table. In addition to the Interpretation 48 obligations in the table above, approximately $3.2 million of unrecognized tax benefits have been recorded as liabilities in accordance with Interpretation 48, and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table above, we have also recorded a liability for potential interest of $211,000.

In addition to these contractual obligations, we have the following annual minimum royalty commitments to Masimo Labs, as of December 29, 2007:

	Payments Due By Period			
	Less than 1 Year	1–3 Years	3–5 Years	More than 5 years
	(in thousands)			
Minimum royalty commitment to Masimo Labs	$3,500	$9,000	$10,000	—(1)

(1) Subsequent to 2012, the royalty agreement requires a $5.0 million minimum annual royalty payment unless the agreement is amended, restated or terminated.

Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), *"Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,"* or FIN 46(R), Masimo Labs is consolidated within our financial statements for all periods presented. Accordingly, all inter–company royalties, option and license fees and other charges between us and Masimo Labs have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by us and charged to Masimo Labs have not been eliminated and are included as research and development expense in our consolidated statements of operations. For additional discussion of Masimo Labs, see Note 4 to the Notes to Consolidated Financial Statements.

For the foreseeable future, we anticipate that we will continue to be required by FIN 46(R) to consolidate Masimo Labs; however, in the event that Masimo Labs secures additional external financing and/or expands its customer base or is no longer financially dependent upon us and we are no longer the primary beneficiary of Masimo Labs activities, we may be able to discontinue consolidating Masimo Labs.

Off–Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off–balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non–exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Critical Accounting Estimates.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses for each reporting period. Management regularly evaluates its estimates and assumptions. These estimates and assumptions are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, and form the basis for making management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Inventory/Reserves for Excess or Obsolete Inventory

Inventories are stated at the lower of cost or market. Cost is determined using a standard cost method, which approximates FIFO (first–in, first–out). Inventory valuation allowances are recorded for materials that have become obsolete or are no longer used in current production and for inventory that has a market value less than the carrying value in inventory. We generally purchase raw materials in quantities that we anticipate will be fully used within one year. However, changes in operating strategy and customer demand, and frequent unpredictable fluctuations in market values for such materials can limit our ability to effectively utilize all of the raw materials purchased and sold through resulting finished goods to customers for a profit. We regularly monitor potential inventory excess, obsolescence and lower market values compared to standard costs and, when necessary, reduce the carrying amount of our inventory to its market value. Specific reserves are maintained to reduce the carrying value of inventory items on hand that we know may not be used in finished goods. A general inventory reserve is also maintained based on our experience for future limitations on our ability to utilize the inventory on hand. Our inventory reserves were $4.1 million and $2.9 million at December 29, 2007 and December 31, 2006, respectively. If our estimates for potential inventory losses are low, our earnings will be affected.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance is used to state trade receivables at a net estimated realizable value. We rely on prior experience to estimate the amount that we expect to collect on the gross receivables outstanding, which cannot be known with exact certainty as of the time of issuance of this report. We maintain a specific allowance for customer accounts that we know may not be collectible due to customer liquidity issues. We also maintain a general allowance for future collection losses that arise from customer accounts that do not indicate an inability, but may be unable, to pay. Our accounts receivable balance, including those from related parties was $27.0 million and $22.4 million, net of allowances for doubtful accounts of $1.4 million and $1.6 million at December 29, 2007 and December 31, 2006, respectively. The allowance for doubtful accounts declined due to an improvement in the rate of collection on older invoices in 2007 as compared to 2006.

Stock–Based Compensation

We have historically issued stock options to reward our employees and directors. Prior to December 31, 2005, we accounted for these option grants under the recognition and measurement principles of Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related interpretations, and applied the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, *"Accounting for Stock–Based Compensation,"* as amended by SFAS No. 148,

"Accounting for Stock–Based Compensation—Transition and Disclosure—an amendment of Financial Accounting Standards Board, or FASB, Statement No. 123." This accounting treatment resulted in a pro forma stock option expense that was estimated and reported in the footnotes to our consolidated financial statements for those years.

For option grants made on or prior to December 31, 2005, we recorded stock–based compensation, typically associated with options granted to non–employees or directors based upon the difference, if any, between the estimated fair value of common stock underlying the options on the date of grant and the option exercise price. The fair value of the common stock for options granted prior to December 31, 2004 was originally estimated solely by our board of directors, with input from management. We believe the members of our board of directors have extensive experience in the medical device market and many of our directors are accredited venture capital investors. For grants made prior to December 31, 2004, we did not obtain contemporaneous valuations by an unrelated valuation specialist. Since there was no public market for our shares, our board of directors exercised judgment in determining the estimated fair value of our common stock on the date of grant based on several objective and subjective factors, including our operating and financial performance, corporate milestones, product development and market acceptance, the superior rights and preferences of our convertible preferred stock and the risk and non–liquid nature of our common stock. For grants made after December 31, 2004 and prior to our initial public offering, our board of directors also relied on valuations performed by an unrelated valuation specialist.

Effective January 1, 2006, we adopted the provisions of SFAS No. 123(R), "*Share Based Payment*" using the prospective method, which requires us to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. In March 2005, the SEC issued Staff Accounting Bulletin 107, or SAB 107, relating to SFAS No. 123(R). We have applied the provisions of SAB 107 in the adoption of SFAS No. 123(R) for 2006 and 2007. In December 2007, the SEC issued Staff Accounting Bulletin 110, or SAB 110, relating to SFAS No. 123(R). Beginning in January 2008, we applied the provisions of SAB 110.

Effective January 1, 2006, the fair value of each option is estimated on the date of grant using the Black–Scholes option–pricing model with the following assumptions used for grants:

	Year ended December 31, 2006	Year ended December 29, 2007
Risk–free interest rate	4.4% to 4.9%	3.4% to 4.8%
Expected term	6.5 years	6.5 years
Estimated volatility	44.8% to 48.6%	36.7% to 41.6 %
Expected dividends	0%	0%

The Black–Scholes option pricing model requires the use of certain assumptions, including fair value, expected term, expected volatility, expected dividends, risk–free interest rate, and expected pre–vesting forfeiture rate to calculate the fair value of stock–based payment awards.

The risk–free interest rate is based on the implied yield available on U.S. Treasury zero–coupon issues with a remaining term approximately equal to the expected life of our stock options. The estimated pre–vesting forfeiture rate is based on our historical experience and the composition of option plan participants, among other factors, and reduces the compensation expense recognized. If the actual forfeitures differ from the estimates, adjustments to compensation expense may be required in future periods.

We do not have sufficient information available which is indicative of future exercise and post–vesting behavior to estimate the expected term. As a result, we adopted the simplified method of estimating the expected term of a stock option, as permitted by SAB 107. Under this method, the expected term is presumed to be the mid–point between the vesting date and the contractual end of the term. The use of the simplified method requires our option plan to be consistent with a "plain vanilla" plan. The simplified method will continue to be applied to options granted after December 31, 2007, under SAB 110, until such time as sufficient information is available for us to estimate the expected term.

As a non–public entity as of December 31, 2006, historic volatility was not available for our shares. As a result, we estimated volatility based on a peer group of companies, which collectively provides a reasonable basis for estimating volatility. We intend to continue to use a group of publicly traded peer companies to determine volatility in the future until sufficient historical volatility of our share price becomes available or the selected companies are no longer suitable for this purpose.

We do not expect to declare dividends in the future. As part of a one–time patent settlement, our board of directors declared a dividend in March 2006 and declared two dividends in December 2006. These dividends were declared only due to the receipt of settlement proceeds in connection with patent infringement litigation with Nellcor. Absent this settlement and the corresponding receipt of settlement proceeds, we would not have declared and paid any of these dividends.

Stock–based compensation expense related to the adoption of SFAS 123(R) amounted to $1.3 million for 2006 and $3.5 million for the year ended December 29, 2007. We expect stock–based compensation expense to increase significantly in future years as we intend to continue to grant stock options to both new and existing employees and directors consistent with our stock option policy. The fair market value of our common stock may also increase the cost of future stock option grants in the future. To the extent that the fair market value of our common stock increases, the overall cost of granting these options will also increase. For further details regarding our stock based compensation see note 12 of our consolidated financial statements.

Accounting for Income Taxes

As part of the process of preparing our combined consolidated financial statements, we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expenses together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within the tax provision in the statement of operations.

Management's judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We continue to monitor the realizability of our deferred tax assets and adjust the valuation allowance accordingly. During the fourth quarter of 2005, we determined that a full valuation allowance against our net U.S. deferred tax assets was not necessary due to the Nellcor patent litigation settlement. In making this determination, we considered all available positive and negative evidence, including projected future taxable income, tax planning strategies and recent financial performance. In December 2005, we recorded a reversal of certain federal and state deferred tax valuation allowances consisting primarily of net operating losses and deferred revenue. This resulted in a non–recurring tax benefit of $31.2 million. At December 29, 2007, we have $10.2 million of net operating loss carryforwards from our foreign jurisdictions which will begin to expire in 2011 and $ 9.0 million of net operating losses from various states, which begin to expire in 2012. We believe that it is more likely than not the deferred tax assets related to foreign and state net operating losses and foreign investment credits will not be realized. A valuation allowance has been provided on such loss carryforwards.

Under FIN 46(R), our consolidated income tax provision or benefit and the net deferred tax assets include Masimo Labs' income taxes provision or benefit and deferred tax assets. For income tax purposes, Masimo Labs is not a member of our consolidated group and files its separate federal and California income tax returns.

In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,*" or FIN 48, which became effective on January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more–likely–than–not to be sustained upon examination by taxing authorities. The adoption of FIN 48 resulted in a reduction of our beginning retained earnings as of January 1, 2007, of $618,000. As of January 1, 2007 and December 29, 2007, the balance of gross unrecognized tax benefits was $3.6 million and $3.3 million, respectively.

The amount of unrecognized benefits which, if ultimately recognized, could favorably effect the tax rate in a future period was $599,000 and $2.2 million as of January 1, 2007 and December 29, 2007, respectively. Both amounts are net of any federal and/or state benefits. The remaining balance relates to timing differences, of which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. It is reasonably possible that the amount of unrecognized tax benefits will decrease in the next 12 months by $197,000 primarily related to certain timing differences.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 29, 2007 we had accrued $211,000 for the payment of interest (net of tax benefits).

We conduct business in multiple jurisdictions, and as a result, one or more of our subsidiaries files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. Due to the utilization of net operating loss carryforwards, all years since 1994 are open for examination by major taxing authorities.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurement.*" SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment to FASB Statement No. 115.*" SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value at specified election dates. An entity shall report unrealized gains and losses on items, for which the fair value option has been elected, in earnings. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option. SFAS 159 is effective for fiscal years ending after November 15, 2007. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), or SFAS No. 141(R), "*Business Combinations*". This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition–date fair values and changes other practices under SFAS 141. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, or SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements*". This Statement amends Accounting Research Bulletin No. 51, "*Consolidated Financial Statements*", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of this statement to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks that may arise from adverse changes in market rates and prices, such as interest rates, foreign exchange fluctuations and inflation. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our investment portfolio and on the increase or decrease in the amount of interest expense we must pay with respect to our various outstanding debt instruments. Our risk associated with fluctuation to interest expense is limited to our outstanding term loans and financing arrangements, which have fixed interest rates. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of our invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing in investment grade securities. A hypothetical 100 basis point drop in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest–sensitive financial instruments at December 29, 2007. Declines in interest rates over time will, however, reduce our interest income and expense while increases in interest rates will increase our interest income and expense.

Foreign Currency Exchange Rate Risk

A majority of our assets and liabilities are maintained in the United States in U.S. dollars and our sales and expenditures are transacted in U.S. dollars. However, the expenses and capital spending of our foreign entities are transacted in the respective country's local currency and, as a result, are subject to foreign exchange rate risk. In particular, we are exposed to foreign currency risk related to our international operations, including foreign denominated intercompany receivables and payables. Our foreign currency transactions are translated into U.S. dollars at prevailing rates and gains or losses resulting from foreign currency transactions are included in current period income or loss as incurred. Our foreign entities' balance sheets are translated in U.S. dollars at the month end spot rates and the statements of income and cash flows using the average exchange rate for the periods and any foreign exchange gain or loss is included in equity as a component of accumulated other comprehensive income (loss). We currently do not enter into forward exchange contracts to hedge exposures denominated in foreign currencies and do not use derivative financial instruments for trading or speculative purposes. The effect of an immediate 10% change in foreign currency exchange rates should not have a material effect on our future operating results or cash flows; however, as our foreign operations continue to grow, our exposure to foreign currency risk may become more significant.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations during the periods presented, and we do not anticipate that it will have a material adverse effect in the future.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and supplementary data required by this item are set forth at the pages indicated in Item 15(a)(1) and 15(a)(2), respectively.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. Our internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost–benefit relationship of possible controls and procedures.

As required by SEC Rule 13a–15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Form 10–K. Based on the foregoing, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 29, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

This Form 10–K does not include a report on management's assessment regarding internal control over financial reporting or an attestation report of our public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 9B. OTHER INFORMATION

None.

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PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item concerning our directors, compliance with Section 16 of the Exchange Act and our code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer is incorporated by reference from the information set forth in the sections under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Election of Directors—Information Regarding the Board of Directors and Corporate Governance" in our Definitive Proxy Statement to be filed with the SEC in connection with the Annual Meeting of Stockholders to be held in 2008, or 2008 Proxy Statement.

Information regarding our executive officers is set forth in Item 1— "Business" of this Form 10–K under the caption "Executive Officers of the Registrant."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information in the 2008 Proxy Statement under the heading "Compensation of Executive Officers."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the information in the 2008 Proxy Statement under the headings "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the information in the 2008 Proxy Statement under the headings "Transactions with Related Persons" and "Election of Directors—Information Regarding the Board of Directors and Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the information in the 2008 Proxy Statement under the heading "Ratification of Selection of Independent Auditors—Principal Accountant Fees and Services."

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PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The Consolidated Financial Statements of Masimo Corporation and Report of Grant Thornton LLP, Independent Registered Public Accounting Firm, are included in a separate section of this Form 10–K beginning on page F–1.

(a)(2) Financial Statement Schedules

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(a)(3) Exhibits

Exhibit Number	Description of Document
2.1(1)†	Asset Purchase Agreement, dated December 21, 2005, between the Registrant, Masimo Canada ULC and Andromed Inc. (Exhibit 2.1)
2.1(a)(1)	List briefly identifying the contents of schedules omitted from Exhibit 2.1 (Exhibit 2.1(a))
3.1(1)	Amended and Restated Certificate of Incorporation (Exhibit 3.2)
3.2(2)	Certificate of Designation of Series A Junior Participating Preferred Stock (Exhibit 3.1)
3.3(1)	Amended and Restated Bylaws (Exhibit 3.4)
4.1(1)	Form of Common Stock Certificate (Exhibit 4.1)
4.2(1)	Fifth Amended and Restated Registration Rights Agreement made and entered into as of September 14, 1999 between the Registrant and certain of its stockholders (Exhibit 4.2)
4.3(2)	Rights Agreement, dated November 9, 2007, between the Company and Computershare Trust Company, N.A., as Rights Agent (Exhibit 4.1)
10.1(1)#	Form of Indemnity Agreement between the Registrant and its officers and directors (Exhibit 10.1)
10.2(1)#	Employment Agreement, dated July 19, 2007, between Joe E. Kiani and the Registrant (Exhibit 10.2)
10.3#++	Purchasing Agreement, effective as of February 1, 2008, between HealthTrust Purchasing Group, L.P. and the Registrant
10.4(1)#	Offer Letter, dated March 31, 1995, between Ammar Al–Ali and the Registrant (Exhibit 10.4)
10.5(1)#	Offer Letter, dated May 29, 2002, between Chris Kilpatrick and the Registrant (Exhibit 10.6)
10.6(1)#	Offer Letter, dated February 15, 1996, between Yongsam Lee and the Registrant (Exhibit 10.7)
10.7(1)#	Offer Letter, dated March 30, 2007, between Anand Sampath and the Registrant (Exhibit 10.8)
10.8(1)#	Offer Letter, dated June 9, 2006, between Mark P. de Raad and the Registrant (Exhibit 10.9)
10.9(1)	Manufacturing and Purchase Agreement, dated August 19, 2005, between Dowa Mining Co., Ltd. and the Registrant (Exhibit 10.10)
10.10(1)+	Shelter Labor Services Agreement, dated December 27, 2000, between Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant (Exhibit 10.11)
10.11(1)+	Lease Agreement, effective as of February 1, 2001, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V., and the Registrant, as guarantor, as amended (Exhibit 10.12)

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10.12(1)+	Lease Agreement, dated April 14, 2003, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant, as amended (Exhibit 10.13)
10.13(1)+	Lease Agreement, dated December 26, 2006, between Industrias Asociadas Maquiladoras, S.A. de C.V., Industrial Vallera de Mexicali, S.A. de C.V. and the Registrant (Exhibit 10.14)
10.14(1)+	Purchase Agreement, dated July 26, 2001, between Jabil Circuit, Inc. and the Registrant (Exhibit 10.15)
10.15(1)	Contribution and Assignment Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant (Exhibit 10.16)
10.16(1)	ADSP–2136X Sharc ROM Agreement, dated July 19, 2004, between Analog Devices Inc. and the Registrant (Exhibit 10.36)
10.17(1)	Sales and Distribution Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant (Exhibit 10.17)
10.18(1)	Occupancy Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant (Exhibit 10.18)
10.19(1)	Management Services Agreement, dated January 1, 2005, between Masimo Americas, Inc. and the Registrant (Exhibit 10.19)
10.20(1)+	Sublease Agreement, dated January 31, 2004, between Multilayer Technology, Inc. and the Registrant (Exhibit 10.20)
10.21(1)+	Standard Industrial/Commercial Multi–Tenant Lease–Net, dated February 8, 2006, between The Northwestern Mutual Life Insurance Company and the Registrant (Exhibit 10.21)
10.22(1)+	Pulse Oximetry & Related Products Capital Equipment Supplier Agreement, dated December 16, 2005, between Novation, LLC and the Registrant, as amended (Exhibit 10.22)
10.23(1)+	Group Purchasing Agreement—Capital Equipment, effective as of March 1, 2006, between Premier Purchasing Partners, L.P. and the Registrant, as amended (Exhibit 10.23)
10.24(1)+	Supply Agreement, dated February 22, 2002, between Wintek Electro–Optics Corporation and the Registrant (Exhibit 10.24)
10.25(1)+	Form of Equipment Purchase and Assignment of Proceeds, between the Registrant and Med One Capital Funding LLC (Exhibit 10.25)
10.26(1)	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and SPO2.com (Exhibit 10.26)
10.27(1)	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Japan Corporation (Exhibit 10.27)
10.28(1)	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Canada ULC (Exhibit 10.28)
10.29(1)	Intercompany Agreement, dated January 1, 2006, by and between the Registrant and Masimo Europe Limited (Exhibit 10.29)
10.30(1)	Settlement Agreement and Release of Claims, dated January 17, 2006, between Masimo Laboratories, Inc., Nellcor Puritan Bennett, Inc., Mallinckrodt, Inc., Tyco Healthcare Group LP, Tyco International Ltd., Tyco International (US) Inc. and the Registrant (Exhibit 10.30)
10.31(1)#	Third Amended and Restated 1996 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan of the Registrant, as amended, and forms of agreements related thereto (Exhibit 10.31)
10.32(1)#	2004 Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan of the Registrant, as amended, and forms of agreements related thereto (Exhibit 10.32)
10.33(1)#	2007 Stock Incentive Plan of the Registrant, and forms of agreements related thereto (Exhibit 10.33)
10.34+	Amended and Restated Cross–Licensing Agreement, effective January 1, 2007, between Masimo Laboratories, Inc. and the Registrant
10.35(1)	Services Agreement, effective January 1, 2007, between Masimo Laboratories, Inc. and the Registrant (Exhibit 10.35)

10.37(1)#	2006 Bonus Award Plan, effective January 1, 2006 (Exhibit 10.37)
10.38(1)#	Form of Promissory Note entered into between the Registrant and certain of its officers and directors (Exhibit 10.38)
10.39(1)#	Form of Stock Pledge Agreement entered into between the Registrant and certain of its officers and directors (Exhibit 10.39)
10.40(1)#	Executive Annual Cash Bonus Award Plan, effective January 1, 2007 (Exhibit 10.40)
10.41(1)#	Executive Multi-Year Cash Bonus Award Plan, effective January 1, 2008 (Exhibit 10.41)
10.42(1)#	CEO and Executive Officer Equity Award Compensation Policy, effective May 24, 2007 (Exhibit 10.43)
10.43(1)#	2007 Severance Protection Plan, effective July 19, 2007 (Exhibit 10.42)
10.44(3)#	2007 Severance Protection Plan Participation Agreement, dated January 11, 2008, by and between Masimo Corporation and Mark P. de Raad (Exhibit 10.2)
10.45(3)#	2007 Severance Protection Plan Participation Agreement, dated January 11, 2008, by and between Masimo Corporation and Yongsam Lee (Exhibit 10.3)
16.1(1)	Letter from PricewaterhouseCoopers LLP (Exhibit 16.1)
21.1	List of Registrant's subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Joe E. Kiani, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Mark P. de Raad, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Joe E. Kiani, Chief Executive Officer, and Mark P. de Raad, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1) Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-1 (No. 333-142171), originally filed on April 17, 2007. The number given in parenthesis indicates the corresponding exhibit number in such Form S-1, as amended.

(2) Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K, filed on November 9, 2007. The number given in parenthesis indicates the corresponding exhibit number in such Form 8-K.

(3) Incorporated by reference to the exhibits to the Company's Current Report on Form 8-K, filed on January 17, 2008. The number given in parenthesis indicates the corresponding exhibit number in such Form 8-K.

# Indicates management contract or compensatory plan.

+ The SEC has granted confidential treatment with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

++ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the SEC.

† Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to this agreement have been omitted. A list identifying the contents of the omitted schedules is included as Exhibit 2.1(a). The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

(b) Exhibits

See Item 15(a)(3) above.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

Table of Contents

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized..

Date: March 4, 2008

By: /s/ Joe E. Kiani
Joe E. Kiani
Chairman of the Board & Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE(S)	DATE
/s/ Joe E. Kiani Joe E. Kiani	Chairman of the Board & Chief Executive Officer *(Principal Executive Officer)*	March 4, 2008
/s/ Mark P. de Raad Mark P. de Raad	Executive Vice President & Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 4, 2008
/s/ Steven Barker, M.D., Ph.D. Steven Barker, M.D., Ph.D.	Director	March 4, 2008
/s/ Edward L. Cahill Edward L. Cahill	Director	March 4, 2008
/s/ Robert Coleman, Ph.D. Robert Coleman, Ph.D.	Director	March 4, 2008
/s/ Sanford Fitch Sanford Fitch	Director	March 4, 2008
/s/ Jack Lasersohn Jack Lasersohn	Director	March 4, 2008

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MASIMO CORPORATION

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Masimo Corporation

We have audited the accompanying consolidated balance sheets of Masimo Corporation as of December 31, 2006 and December 29, 2007, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Masimo Corporation as of December 31, 2006 and December 29, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 12, effective January 1, 2006, the Company changed its method of accounting for stock–based employee compensation as a result of adopting SFAS No. 123(R), *Share Based Payment.*

As discussed in Notes 2 and 15, effective January 1, 2007, the Company adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of Statement No. 109.*

/s/ GRANT THORNTON LLP

Irvine, California
February 29, 2008

Table of Contents

MASIMO CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except share amounts)

	December 31, 2006	December 29, 2007
ASSETS		
Current assets		
Cash and cash equivalents	$ 55,382	$ 96,733
Accounts receivable, net of allowance for doubtful accounts of $1,625 and $1,370 at December 31, 2006 and December 29, 2007, respectively	19,390	23,917
Royalties receivable	1,289	13,866
Accounts receivable from related parties	2,960	3,053
Inventories	17,135	23,110
Prepaid expenses	2,021	3,837
Prepaid income taxes	—	3,247
Deferred tax assets	18,116	14,334
Other current assets	1,022	1,543
Total current assets	117,315	183,640
Deferred cost of goods sold	21,899	26,249
Property and equipment, net	10,290	11,164
Deferred tax assets	3,163	5,332
Restricted cash	507	513
Intangible assets, net	4,592	5,589
Goodwill	448	448
Other assets	859	2,576
Total assets	$ 159,073	$ 235,511
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 9,541	$ 14,057
Accounts payable to related parties	601	583
Accrued compensation	12,207	12,409
Accrued liabilities	4,655	6,211
Dividends payable	37,533	183
Income taxes payable	1,245	—
Deferred revenue	13,880	16,827
Current portion of long-term debt	7,160	11,470
Current portion of long-term debt to related parties	316	7
Current portion of capital lease obligation	52	62
Total current liabilities	87,190	61,809
Deferred revenue	490	366
Long-term debt, less current portion	13,325	19,294
Capital lease obligation, less current portion	189	208
Other liabilities	918	3,768
Total liabilities	102,112	85,445
Commitments and contingencies		
Stockholders' equity		
Convertible preferred stock, Series A through G; $0.001 par value; 12,500,000 and 0 shares authorized at December 31, 2006 and December 29, 2007, respectively, 11,537,501 and 0 shares issued and outstanding at December 31, 2006 and December 29, 2007, respectively	88,328	—
Preferred stock, $0.001 par value; 0 and 5,000,000 shares authorized at December 31, 2006 and December 29, 2007, respectively; 0 shares issued and outstanding at December 31, 2006 and December 29, 2007	—	—
Common stock, $0.001 par value, 23,500,000 and 100,000,000 shares authorized at December 31, 2006 and December 29, 2007, respectively, 16,565,532 and 54,692,232 shares issued and outstanding at December 31, 2006 and December 29, 2007, respectively	17	55
Treasury stock, 114,600 and 156,240 shares at December 31, 2006 and December 29, 2007, respectively	(628)	(1,209)
Additional paid-in capital	—	143,297
Accumulated other comprehensive loss	(317)	(1,034)
Retained earnings (deficit)	(30,439)	8,957
Total stockholders' equity	56,961	150,066
Total liabilities and stockholders' equity	$ 159,073	$ 235,511

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share information)

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Revenue:			
Product[(1)]	$ 107,613	$ 155,131	$ 199,684
Royalty and license fee[(2)]	277	69,207	56,602
Total revenue	107,890	224,338	256,286
Cost of goods sold	42,717	61,640	73,606
Gross profit	65,173	162,698	182,680
Operating expenses:			
Research and development	8,548	24,875	22,960
Selling, general and administrative	42,807	91,384	91,234
Patent litigation expenses (proceeds)	1,736	(262,605)	—
Purchased in–process research and development	2,800	—	—
Antitrust litigation	278	109	1,537
Total operating expenses	56,169	(146,237)	115,731
Operating income	9,004	308,935	66,949
Non–operating income (expense):			
Interest income	224	6,741	2,361
Interest expense	(1,851)	(1,824)	(2,475)
Other	(8)	551	1,287
Total non–operating income (expense)	(1,635)	5,468	1,173
Income before provision for (benefit from) income taxes	7,369	314,403	68,122
Provision for (benefit from) income taxes	(26,012)	132,577	25,867
Net income	33,381	181,826	42,255
Preferred stock dividend	—	(77,785)	—
Accretion of preferred stock	(8,278)	(7,985)	(4,837)
Undistributed income attributable to preferred stockholders	(19,599)	(34,275)	(14,339)
Net income attributable to common stockholders	$ 5,504	$ 61,781	$ 23,079
Net income per common share:			
Basic	$ 0.57	$ 3.79	$ 0.71
Diluted	$ 0.42	$ 3.04	$ 0.60
Weighted–average number of common shares:			
Basic – Two class method	9,717,882	16,319,898	16,654,586
Diluted – Two class method	13,102,611	20,302,872	20,732,872
Basic – Single class method	N/A	N/A	54,660,216
Diluted – Single class method	N/A	N/A	59,829,198

(1) Includes related party product revenue of $15,176, $18,516 and $20,100 for the years ended December 31, 2005, December 31, 2006 and December 29, 2007, respectively.

(2) Includes related party royalty revenue of $202, $323 and $321 for the years ended December 31, 2005, December 31, 2006 and December 29, 2007, respectively.

The following table presents details of the stock–based compensation expense (Notes 11 and 12) that is included in each functional line item in the consolidated statements of income above (in thousands):

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Cost of goods sold	$ —	$ 2,379	$ 264
Research and development	$ 27	$ 9,378	$ 670
Selling, general and administrative	$ 123	$ 23,313	$ 2,958

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2004	—	$ —	9,406,110	$ 9	—	$ —	$ —	$ 55	$(127,637)	$(127,573)
Stock options exercised	—	—	534,300	1	—	—	1,081	—	—	1,082
Income tax benefit from exercise of stock options	—	—	—	—	—	—	345	—	—	345
Compensation related to stock option grants to consultants	—	—	—	—	—	—	105	—	—	105
Compensation related to accelerated vesting of employee stock options	—	—	—	—	—	—	45	—	—	45
Accretion of redemption value on convertible preferred stock	—	—	—	—	—	—	(1,576)	—	(6,702)	(8,278)
Comprehensive income (loss):										
Net income	—	—	—	—	—	—	—	—	33,381	33,381
Foreign currency translation	—	—	—	—	—	—	—	(189)	—	(189)
Total comprehensive income										33,192
Balance at December 31, 2005	—	—	9,940,410	10	—	—	—	(134)	(100,958)	(101,082)
Stock options exercised	—	—	6,739,722	7	—	—	14,412	—	—	14,419
Income tax benefit from exercise of stock options	—	—	—	—	—	—	4,201	—	—	4,201
Dividends declared in excess of (i) amounts previously accreted to holders of preferred stock and (ii) amount included in stock compensation expense	—	—	—	—	—	—	(20,298)	—	(103,322)	(123,620)
Reclassification of convertible preferred stock	11,537,501	143,959	—	—	—	—	—	—	—	143,959
Reclassification of cumulative dividends accreted to dividends payable	—	(63,616)	—	—	—	—	—	—	—	(63,616)
Accretion of redemption value on convertible preferred stock	—	7,985	—	—	—	—	—	—	(7,985)	—
Compensation related to stock options granted to consultants	—	—	—	—	—	—	43	—	—	43
Compensation related to stock option grants to employees	—	—	—	—	—	—	1,329	—	—	1,329
Repurchase of common stock from employees	—	—	(114,600)	—	114,600	(628)	313	—	—	(315)
Comprehensive income (loss):										
Net income	—	—	—	—	—	—	—	—	181,826	181,826
Foreign currency	—	—	—	—	—	—	—	(183)	—	(183)
Total comprehensive income										181,643
Balance at December 31, 2006	11,537,501	$ 88,328	16,565,532	$ 17	114,600	$ (628)	$ —	$ (317)	$ (30,439)	$ 56,961

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)—(Continued)
(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid In	Accumulated Other Comprehensive	Retained Earnings	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Income (Loss)	(Deficit)	Equity (Deficit)
Balance at December 31, 2006	11,537,501	$ 88,328	16,565,532	$ 17	114,600	$ (628)	$ —	$ (317)	$(30,439)	$ 56,961
Stock options exercised	—	—	268,343	—	—	—	831	—	—	831
Income tax benefit from exercise of stock options	—	—	—	—	—	—	204	—	—	204
Conversion of preferred stock to common stock	(11,537,501)	(93,165)	34,612,503	35	—	—	93,130	—	—	—
Issuance of common stock in initial public offering	—	—	3,287,494	3	—	—	47,846	—	—	47,849
Accretion of redemption value on convertible preferred stock	—	4,837	—	—	—	—	(2,596)	—	(2,241)	—
Cumulative impact of change in accounting for uncertainties in income taxes	—	—	—	—	—	—	—	—	(618)	(618)
Compensation related to stock option grants to employees	—	—	—	—	—	—	3,475	—	—	3,475
Repurchase of common stock from employees	—	—	(41,640)	—	41,640	(581)	417	—	—	(164)
Reclassification of Masimo Labs additional paid in capital to minority interest	—	—	—	—	—	—	(10)	—	—	(10)
Comprehensive income (loss):										
Net income	—	—	—	—	—	—	—	—	42,255	42,255
Foreign currency	—	—	—	—	—	—	—	(717)	—	(717)
Total comprehensive income										41,538
Balance at December 29, 2007	—	$ —	54,692,232	$ 55	156,240	$(1,209)	$143,297	$ (1,034)	$ 8,957	$ 150,066

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Cash flows from operating activities:			
Net income	$ 33,381	$ 181,826	$ 42,255
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,958	3,669	5,263
Stock-based compensation	150	1,685	3,892
(Gain) loss on disposal of property and equipment	58	(19)	—
Provision for doubtful accounts	137	1,187	(25)
Provision for obsolete inventory	831	901	1,155
Provision for warranty costs	150	1,445	1,482
Purchased in-process research and development	2,800	—	—
Provision for (benefit from) deferred income taxes	(27,679)	6,400	2,696
Income tax benefit from exercise of stock options	345	4,133	60
Excess tax benefits from share based payment arrangements	—	(68)	(144)
Changes in operating assets and liabilities:			
Increase in accounts receivable	(4,266)	(7,179)	(3,269)
Increase in royalties receivable	—	(1,289)	(12,577)
(Increase) decrease in accounts receivable from related parties	239	(860)	(953)
Increase in inventories	(5,231)	(4,981)	(7,021)
Increase in deferred cost of goods sold	(3,598)	(6,072)	(4,306)
Increase in prepaid expenses	(560)	(776)	(1,727)
Increase in prepaid income taxes	—	—	(3,247)
(Increase) decrease in other assets	27	(1,023)	(2,210)
Increase in accounts payable	1,293	1,734	4,345
Increase (decrease) in accounts payable to related parties	(3,070)	117	99
Increase in accrued compensation	2,652	5,041	53
Increase (decrease) in accrued liabilities	801	(154)	19
Increase (decrease) in income taxes payable	118	1,131	(1,110)
Increase in deferred revenue	3,020	6,749	2,784
Increase (decrease) in other liabilities	(15)	167	1,309
Net cash provided by operating activities	4,541	193,764	28,823
Cash flows from investing activities:			
Purchases of property and equipment	(5,244)	(5,921)	(5,325)
Proceeds from disposition of property and equipment	179	6	—
Increase in intangible assets	(1,167)	(1,048)	(1,641)
Increase in restricted cash	(47)	—	—
Cash paid for acquisition	(1,984)	(1,326)	(187)
Net cash used in investing activities	(8,263)	(8,289)	(7,153)
Cash flows from financing activities:			
Proceeds from initial public offering, net of proceeds	—	—	47,849
Proceeds from issuance of long-term debt	11,221	—	20,075
Repayments on long-term debt	(6,121)	(8,202)	(10,158)
Proceeds from issuance of common stock	1,082	14,419	831
Excess tax benefits from share based payment arrangements	—	68	144
Dividends paid	—	(149,703)	(37,350)
Purchase of treasury stock	—	(628)	(581)
Net cash provided by (used in) financing activities	6,182	(144,046)	20,810
Effect of foreign currency exchange rates on cash	(82)	(219)	(1,129)
Net increase in cash and cash equivalents	2,378	41,210	41,351
Cash and cash equivalents at beginning of period	11,794	14,172	55,382
Cash and cash equivalents at end of period	$ 14,172	$ 55,382	$ 96,733
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ 1,898	$ 1,545	$ 2,355
Income taxes	$ 1,208	$ 120,954	$ 25,911
Noncash investing and financing activities:			
Accretion of redemption value of convertible preferred stock	$ 8,278	$ 7,985	$ 4,837
Assets acquired under capital leases	$ 45	$ 182	$ 83

The accompanying notes are an integral part of these consolidated financial statements.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 29, 2007

1. Description of the Company

Masimo Corporation, or the Company, is a global medical technology company that develops, manufactures and markets non–invasive patient monitoring products that improve patient care. The Company invented Masimo Signal Extraction Technology, or Masimo SET, which provides the capabilities of Measure–Through Motion and Low Perfusion pulse oximetry to address the primary limitations of conventional pulse oximetry. The Company markets a family of patient monitoring solutions which incorporate a monitor or circuit board and sensors, including both proprietary single–patient use and reusable sensors and cables. The Company considers both the pulse oximetry device and its sensors and cables to be products as defined in its statements of income. The Company sells to hospitals and the emergency medical services, or EMS, market through its direct sales force and distributors, and markets its circuit boards containing the Company's proprietary algorithm and software architecture to original equipment manufacturer, or OEM, partners.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Masimo Corporation, Masimo Laboratories, Inc., and Masimo Corporation's wholly–owned subsidiaries, Masimo Americas, Inc., Masimo Europe Ltd., Masimo Japan, Masimo Canada ULC and Masimo Australia Pty. Ltd. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include: determination of accounts receivable allowances, inventory reserves, sales return reserves, warranty reserves, rebate reserves, valuation of the Company's common stock and stock options, distributor channel inventory, royalty revenues and property tax and income tax contingencies. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the consolidated financial statements for prior years have been reclassified to conform with the current year presentation.

Fiscal Periods

Effective beginning in the first quarter of 2007, the Company adopted a conventional 52/53–week fiscal year and fiscal 2007 was designated as a 52 week year. Under a conventional 52/53 week fiscal year, a 52 week year includes four quarters of 13 fiscal weeks while a 53 week fiscal year includes three 13 week quarters and one 14 week quarter. Under the Company's fiscal year policy, each quarter and the year end will end on the Saturday corresponding to either the 13 or 14 week quarter. As a result of the adoption of the 52/53 week convention in fiscal 2007, Company's first, second and third quarters ended on Saturday, March 31, June 30 and September 29, 2007, respectively, and its fiscal year ended on Saturday, December 29, 2007. During 2006, the Company followed a traditional calendar year and, as a result, the first, second and third quarters ended on March 31, June 30 and September 30, 2006, respectively, and the fiscal year ended on December 31, 2006. In fiscal 2008, the Company will be on a 53 week fiscal calendar in which the Company's first, second and third quarters will end on Saturday, March 29, June 28 and September 27, 2008, respectively, and its fiscal year will end on Saturday, January 3, 2009. Each of the first three quarters in 2008 will be 13 week quarters while the fourth fiscal quarter will be a 14 week quarter.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments that are readily convertible into known amounts of cash and have an original maturity of three months or less when acquired. These amounts are stated at cost which approximates fair value. The Company had $796,000 and $1.5 million held in foreign bank accounts as of December 31, 2006 and December 29, 2007, respectively. Interest income on cash and cash equivalents is accrued and recognized monthly.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and income taxes payable and long–term debt, approximate their carrying values due to their short maturities and because the weighted average borrowing rate of the long–term debt approximates the current market rates for similar borrowings.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist of trade receivables recorded upon recognition of revenue for product revenues, reduced by reserves for estimated bad debts and returns. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Credit is extended based on evaluation of the customer's financial condition. Collateral is not required. The allowance for doubtful accounts is determined based on historical write–off experience, current customer information and other relevant factors, including specific identification of past due accounts, based on the age of the receivable in excess of the contemplated or contractual due date. Accounts are charged off against the allowance when management believes they are uncollectible.

Changes in the allowance for doubtful accounts for the years ended December 31, 2005, December 31, 2006 and December 29, 2007, were as follows (in thousands):

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Allowance for doubtful accounts, beginning of period	$ 405	$ 444	$ 1,625
Provision for doubtful accounts	137	1,187	(25)
Write off of uncollectible accounts	(98)	(6)	(230)
Allowance for doubtful accounts, end of period	$ 444	$ 1,625	$ 1,370

Our accounts receivable balance, including those from related parties was $22.4 million and $27.0 million, net of allowances for doubtful accounts of $1.6 million and $1.4 million at December 31, 2006 and December 29, 2007, respectively. The allowance for doubtful accounts declined due to an improvement in the rate of collection on older invoices in 2007 as compared to 2006.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using a standard cost method, which approximates FIFO (first in, first out) and includes material, labor and overhead. Inventory reserves are recorded for materials that have become excess or obsolete or are no longer used in current production and for inventory that has a market price less than the carrying value in inventory.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight–line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvements. Normal repair and maintenance costs are expensed as incurred, whereas significant improvements that materially increase values or extend useful lives are capitalized and depreciated over the remaining estimated useful lives of the related assets. Upon sale or retirement of depreciable assets, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss on the sale or retirement is recognized in income. For the years ended December 31, 2005, December 31, 2006 and December 29, 2007, depreciation of property and equipment, which includes amortization of capital leases, was $2.6 million, $3.3 million and $4.6 million, respectively.

Intangible Assets and Goodwill

Intangible assets consist primarily of patents and trademarks, and goodwill resulting from the acquisition of Andromed, Inc., or Andromed, as discussed further in Note 3. Costs related to patents and trademarks, which include legal and application fees, are capitalized and amortized over the estimated useful lives using the straight–line method. Patent and trademark amortization commences once final approval of the patent or trademark has been obtained. Patent costs are amortized over 10 years and trademark costs over 20 years, and their associated amortization cost is included in general and administrative expense. For the years ended December 31, 2005 and 2006 and December 29, 2007, amortization of patents and trademarks was $327,000, $349,000 and $594,000 respectively. As of December 31, 2006 and December 29, 2007, the total costs of patents not yet amortizing was $1.3 million and $2.0 million, respectively. As of December 31, 2006 and December 29, 2007, the total costs of trademarks not yet amortizing was $0.2 million and $0.2 million, respectively. Management continually evaluates the amortization period and carrying basis of patents and trademarks to determine whether any events or circumstances warrant a revised estimated useful life or reduction in value. Capitalized application costs are charged to operations when it is determined that the patent or trademark will not be obtained or is abandoned.

Impairment

The impairment evaluation for goodwill is conducted annually as of December 31 or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed using a two–step process. In the first step, the estimated fair value of the reporting unit is compared with its carrying amount, including goodwill. The estimated fair value is generally determined using discounted future cash flows. If the estimated fair value is less than the carrying amount, then a second step must be completed in order to determine the amount of the goodwill impairment. In the second step, the implied fair value of the goodwill is determined by allocating the fair value of all of the reporting unit's assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the allocation is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The Company reviews long–lived assets and identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the asset. Long–lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

No impairment of goodwill, intangible assets, or other long lived assets were recorded during the years ended December 31, 2005, December 31, 2006 or December 29, 2007.

Restricted Cash

In May 2004, the Company entered into a facilities sublease which required the Company to deliver an irrevocable standby letter of credit in the amount of $450,000 to the sub–landlord. In connection with the letter of credit issued by Comerica Bank, the Company was required to deposit $450,000 into a restricted account. In December 2005, the Company entered into a facilities lease in France which required the Company to deliver an irrevocable standby letter of credit in the amount of EUR €43,000 (approximately USD $57,000 as of December 31, 2006 and USD $63,000 as of December 29, 2007) to the landlord. In connection with the letter of credit issued by Banque Nationale de Paris, the Company was required to deposit EUR €43,000 into a restricted account. These amounts are shown as restricted cash on the accompanying consolidated balance sheets.

Accretion of Preferred Stock

The difference between the initial carrying amount and redemption value of the convertible preferred stock, comprised of dividends and offering expenses, are recorded as periodic accretions to increase the carrying value of the preferred stock using the straight–line method, which approximates the effective interest method.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, "*Accounting for Income Taxes*," whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered. The Company evaluates the need to establish a valuation allowance for deferred tax assets based on positive and negative evidence including past operating results, the amount of existing temporary differences to be recovered and expected future taxable income. A valuation allowance to reduce the deferred tax assets is established when it is "more likely than not" that some or all of the deferred tax assets will not be realized.

In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,*" or FIN 48, which became effective for the Company on January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more–likely–than–not to be sustained upon examination by taxing authorities. The adoption of FIN 48 resulted in a reduction of the Company's beginning retained earnings of $618,000. As of January 1, 2007 and December 29, 2007, the balance of gross unrecognized tax benefits was $3.6 million and $3.3 million, respectively.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of unrecognized benefits which, if ultimately recognized, could favorably effect the tax rate in a future period was $599,000 and $2.2 million as of January 1, 2007 and December 29, 2007, respectively. Both amounts are net of any federal and/or state benefits. The remaining balance relates to timing differences, of which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. It is reasonably possible that the amount of unrecognized tax benefits will decrease in the next 12 months by $197,000 primarily related to certain timing differences.

The Company recognizes penalties and interest related to unrecognized tax benefits in its income tax expense. At December 29, 2007, the Company had accrued $211,000 for the payment of interest (net of tax benefits).

The Company conducts business in multiple jurisdictions, and as a result, one or more of its subsidiaries files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. Due to the utilization of net operating loss carryforwards, all years since 1994 are open for examination by major taxing authorities.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue pursuant to the requirements of American Institute of Certified Public Accountants, or AICPA, Statement of Position, or SOP, 97–2, "*Software Revenue Recognition,*" as amended by SOP 98–9, "*Software Revenue Recognition, With Respect to Certain Transactions,*" Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or EITF, Issue No. 03–5, "*Applicability of AICPA Statement of Position 97–2 to Non–Software Deliverables in an Arrangement Containing More–Than–Incidental Software,*" and other authoritative accounting guidance.

The Company enters into agreements to sell pulse oximetry and related products and services as well as multiple deliverable arrangements that include various combinations of products and services. Additionally, while the majority of the Company's sales transactions contain standard business terms and conditions, there are some transactions that contain non–standard business terms and conditions. As a result, contract interpretation is sometimes required to determine the appropriate accounting including: (i) whether an arrangement exists; (ii) how the arrangement consideration should be allocated among the deliverables if there are multiple deliverables; (iii) when to recognize revenue on the deliverables; and (iv) whether undelivered elements are essential to the functionality of the delivered elements. In addition, the Company's revenue recognition policy requires an assessment as to whether collectibility is probable, which inherently requires the Company to evaluate the creditworthiness of customers. Changes in judgments on these assumptions and estimates could materially impact the timing of revenue recognition.

The Company derives revenue primarily from four sources: (i) direct sales of pulse oximetry and related products to end user hospitals, emergency medical response organizations and other direct customers; (ii) direct sales of pulse oximetry and related products to distributors who then typically resell to end user hospitals, emergency medical response organizations and other direct customers; (iii) direct sales of integrated circuit boards to OEM customers who incorporate the Company's embedded software technology into their multi–parameter monitoring devices and (iv) long–term sales contracts to end user hospitals in which the Company typically provides up front monitoring equipment at no charge in exchange for a multi–year sensor purchase commitment.

For direct sales to end user hospitals, emergency medical response organizations, other direct customers as well as OEMs, the Company recognizes revenue when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Revenue from the sale of the Company's products is generally recognized when title and risk of loss transfers to the customer upon shipment, the terms of which are shipping point or destination. The Company uses contracts and customer purchase orders to determine the existence of an arrangement. The Company uses shipping documents and/or third–party proof of delivery to verify that title has transferred. The Company assesses whether the fee is fixed or determinable based upon the terms of the agreement associated with the transaction. To determine whether collection is probable, the Company assesses a number of factors but primarily relies upon past transaction history with the customer, if available.

The Company's sales under long–term purchase contracts are generally structured such that the Company agrees to provide up–front and at no charge certain monitoring equipment, installation, training and ongoing warranty support in exchange for the hospital's agreement to purchase sensors over the term of the agreement, which ranges from three to six years. Under SOP 97–2, the Company has determined that its patented algorithm and software architecture, which resides within the monitors, is more than incidental to the product as a whole. In accordance with EITF Issue No. 03–05, the Company has also determined that the non–software deliverables (i.e. sensors, adapter cables, etc.) are considered essential to the functionality of the delivered elements. Furthermore, no payments are due to the Company from the hospital customer until sensors are shipped or delivered to the hospital at fixed prices per sensor over the term of the arrangement. Accordingly, the Company does not recognize any revenue when the monitoring and related equipment is delivered to the hospitals and installation and training is complete. The Company recognizes revenue for all of the delivered elements, on a pro–rata basis, as the sensors are delivered under the long–term purchase commitment. The cost of the monitoring equipment initially placed at the hospitals is deferred and amortized to cost of goods sold over the life of the underlying long–term sensor contract.

Sales to the Company's distributors are recognized on the sell–through method. The Company's distributors purchase primarily sensor products which they then resell to hospitals that are typically fulfilling their purchase obligation to the Company under the end–user hospital's long–term sensor purchase commitments. Because of the underlying contractual relationship between the Company and the end–user hospital, revenue is deferred until the Company's commitment to their end user consumer is fulfilled. In the distribution channel, the Company believes this fulfillment occurs when the sensors are sold by the distributor to the end–user hospital and, accordingly, believes the use of the sell–through method properly reflects the completion of the distribution sales process.

The Company's distributors purchase products at specified distributor pricing and then may resell the product to end–user hospitals with whom the Company has separate pricing agreements. Where distributor prices are higher than end–user hospital contracted prices, the Company provides rebates to these distributors for the difference between distributor prices and end–user hospital prices. The Company estimates and provides allowances for the programs at the time of sales as a reduction to revenue and accounts receivable.

The Company provides certain end–user hospitals with the ability to purchase sensors under rebate programs. Under these programs, the end–user hospitals may earn rebates based on their purchasing levels. The Company estimates and provides allowances for these programs at the time of sale as a reduction to revenues and an increase to deferred revenues.

In general, customers do not have a right of return for credit or refund. However, the Company allows returns under certain circumstances. At the end of each period, the Company estimates and accrues for these returns as a reduction to revenue and accounts receivable. The Company estimates returns based on several factors, including contractual limitations and past returns history.

In September 2005, the U.S. Federal Court of Appeals ruled that Mallinckrodt, Inc., now part of Covidien (formerly Tyco Healthcare), and one of its subsidiaries, Nellcor Puritan Bennett, Inc., collectively referred to as Nellcor, infringed Masimo patents and ordered the lower court to enjoin Nellcor's infringing products. On January 17, 2006, the Company settled all existing patent litigation with Nellcor. Under terms of the agreement, Nellcor agreed to stop selling its infringing products and to pay the Company $263.0 million for damages through January 2006. The proceeds of the settlement were recorded to patent litigations expense (proceeds) in the consolidated statement of income for the year ended December 31, 2006. In addition, in exchange for the Company's covenant not to sue Nellcor on future sales of its new products, Nellcor agreed to pay the Company royalties on its total U.S. pulse oximetry revenue at least through March 14, 2011, which the Company records as royalty revenue.

In January 2006, Nellcor made an advance royalty payment to the Company of $67.5 million related to the settlement agreement. Based on sales information provided by Nellcor, the Company's total 2006 Nellcor royalties were $68.8 million. The Nellcor royalties are recognized by the Company based on sales of Nellcor's infringing products reported to the Company by Nellcor. As a result, at December 31, 2006 and December 29, 2007, the Company has recorded a receivable of $1.3 million and $13.9 million, respectively, related to royalty payments owed by Nellcor to the Company.

The Company also earns revenue from the sale of integrated circuit boards that use the Company's software technology and royalties and licensing fees for allowing others the right to use the Company's technology in their products. The royalty revenue is recognized upon shipment of the OEM's product, as represented to the Company by the OEM. Licensing fees are fixed in amount and recognized over the term of the license agreements on a straight–line basis.

Taxes Collected From Customers and Remitted to Governmental Authorities

According *to EITF 06–3 "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)"*, such presentation is an accounting policy decision. The Company's policy is to present taxes collected from customers and remitted to governmental authorities on a net basis.

Product Warranty Expense

The Company provides a product warranty against defects in material and workmanship for a period ranging from six months to one year, depending on the product type. In the case of long–term sales agreements, the Company typically warranties the products for the

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

term of the agreement, which ranges from three to six years. In traditional sales activities, including direct and OEM sales, the Company establishes an accrual for the estimated costs of the product warranty at the time of revenue recognition. Estimated product warranty expenses are recorded as an accrued liability, with a corresponding provision to cost of sales. In end–user hospital contracts, revenue related to an extended product warranty is recognized over the life of the contract, while the product warranty costs related to the end–user hospital contracts are expensed as incurred.

Changes in the product warranty accrual were as follows (in thousands):

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Warranty accrual, beginning of period	$ 929	$ 415	$ 599
Provision for warranty costs	150	1,445	1,482
Warranty expenditures	(664)	(1,261)	(1,432)
Warranty accrual, end of period	$ 415	$ 599	$ 649

(1) At December 31, 2004, the Company accrued an additional warranty provision for a monitor recall announced in June 2005. The decrease in provision for warranty costs as of December 31, 2005 as compared to December 31, 2004 was mainly due to the decrease in the provision for recall related costs as the majority of the recall work was completed in 2005.

Shipping and Handling Costs and Revenue

All shipping and handling costs are expensed as incurred and are recorded as a component of cost of sales. Charges for shipping and handling are included as a component of product revenues in accordance with EITF Issue No. 00–10, "*Accounting for Shipping and Handling Fees and Costs.*"

Advertising Costs

Advertising costs are expensed as incurred. These costs are included in selling, general and administrative expense in the accompanying consolidated statements of income. Advertising costs for the years ended December 31, 2005, December 31, 2006 and December 29, 2007 were $2.5 million, $3.2 million and $6.4 million, respectively.

Research and Development

Costs related to research and development activities are expensed as incurred. These costs include personnel costs, materials, depreciation and amortization on associated tangible and intangible assets and an allocation of facility costs, all of which are directly related to research and development activities.

Software Development Costs

In accordance with SFAS No. 86, "*Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,*" costs related to the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized, subject to expected recoverability. The Company capitalized $284,000 of software development costs for the year ended December 31, 2005. No software development costs were capitalized for the year ended December 31, 2006. For the year ended December 29, 2007, the Company capitalized $273,000 of software development costs. The capitalized costs are being amortized over the estimated life of the products, or seven years. The Company amortized $14,000, $41,000 and $58,000 for the years ended December 31, 2005, December 31, 2006 and December 29, 2007 respectively. The Company has unamortized software development costs of $270,000, $229,000 and $444,000 at December 31, 2005, December 31, 2006 and December 29, 2007, respectively, which is classified as intangible assets in the accompanying consolidated balance sheets.

Purchased In–Process Research and Development

When the Company acquires another entity or group of assets, the purchase price is allocated, as applicable, between purchased in–process research and development, or IPR&D, net tangible assets, goodwill and other intangible assets. The Company defines IPR&D as the value assigned to those projects for which the related products have not received regulatory approval or have no alternative future use. Amounts allocated to IPR&D are immediately expensed at the time of acquisition. For the year ended December 31, 2005, the Company incurred $2.8 million of IPR&D expense from the Andromed Acquisition.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

The functional currency of Masimo Americas, Inc. is the U.S. dollar. The functional currency of Masimo Japan is the Japanese yen. The functional currency of Masimo Europe Ltd. is the Euro. The functional currency of Masimo Canada ULC is the Canadian dollar. The functional currency of Masimo Australia Pty. Ltd is the Australian dollar. Assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at the rate of exchange at year–end. Statement of income amounts are translated at the average monthly exchange rates for the respective periods. Translation gains and losses are included as a component of stockholders' equity. Transaction gains and (losses) are included in the statement of income and were $7,000, $293,000 and $1.2 million for the years ended December 31, 2005, December 31, 2006 and December 29, 2007, respectively.

Comprehensive Income (Loss)

SFAS No. 130, "*Reporting Comprehensive Income,*" establishes requirements for reporting and disclosure of comprehensive income (loss) and its components. Comprehensive income (loss) includes foreign currency translation adjustments and other items that have been excluded from net income and is presented in the accompanying statement of stockholders' equity (deficit).

Segment Information

In accordance with SFAS No. 131, "*Disclosures about Segments of an Enterprise and Related Information*", the Company uses the "management approach" in determining reportable business segments. The management approach designates the internal organization used by management for making operating decisions and assessing performance as the source for determining the Company's reportable segments. Based on this assessment, management has determined it operates in one reportable business segment, comprised of non–invasive patient monitoring related products.

Net Income Per Common Share

Basic net income per common share is computed by dividing net income attributable to common stockholders for the period by the weighted average number of common shares outstanding during the period. Net income attributable to common stockholders is calculated using the two class method under EITF Issue No. 03–06, "*Participating Securities and the Two–Class Method under FASB Statement No. 128.*" EITF No. 03–06 establishes standards regarding the computation of earnings per share by companies that have issued securities other than common stock that contractually entitle the holder of such securities to participate in dividends and earnings of the Company. Pursuant to EITF 03–6, the two–class method of computing basic earnings per share is required when an entity has participating securities. Dividends must be calculated for the participating security on undistributed earnings and are a reduction in the net income attributable to common shareholders. The Company's Series A through G preferred stock were participating securities as they had the right to dividends in the event dividends were declared on common stock. Assumed dividends on undistributed earnings were allocated as if the entire net income were distributed and were based on the relationship of the weighted average of common shares outstanding and the weighted average of common shares outstanding if the preferred stock were converted into common stock.

Upon closing of the Company's initial public offering on August 13, 2007, all of the outstanding convertible preferred shares were converted into common shares. Therefore, subsequent to this stock conversion the Company used the if–converted method under SFAS No. 128, "*Earnings Per Share,*" to calculate earnings per share. Accordingly, for the year ended December 29, 2007, the Company calculated net income per share using the two–class method for the first 224 days of the period and the if–converted method for the remainder of the period. Income was allocated between these periods on a straight–line basis over the number of days of the respective periods. The Company calculated net income per share for the years ended December 31, 2005 and 2006, using the two–class method.

Diluted net income per common share is computed by dividing the net income attributable to common stockholders for the period by the weighted average number of common and potential common shares outstanding during the period, if the effect of potential common shares is dilutive. Potential common shares include incremental shares of common stock issuable upon the exercise of stock options and warrants. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per common share follows (in thousands, except share and per share data):

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Net income attributable to common stockholders:			
Net income – two class method (1)	$ 33,381	$ 181,826	$ 26,075
Preferred stock dividend	—	(77,785)	—
Accretion of preferred stock	(8,278)	(7,985)	(4,837)
Undistributed income attributable to preferred stockholders	(19,599)	(34,275)	(14,339)
Net income attributable to common stockholders (A)	$ 5,504	$ 61,781	$ 6,899
Basic net income per common share:			
Weighted average common shares outstanding – two class method (B)	9,717,882	16,319,898	16,654,586
Basic earnings per share for period during which two classes of equity securities were outstanding (A/B)	$ 0.57	$ 3.79	$ 0.41
Net income for period during which single class of equity securities was outstanding (1) (C)	N/A	N/A	$ 16,180
Weighted average common shares outstanding – single class (2) (D)	N/A	N/A	54,660,216
Basic net income per share for period during which single class of equity securities were outstanding (C/D)	N/A	N/A	$ 0.30
Basic net income per common share	$ 0.57	$ 3.79	$ 0.71
Diluted net income per common share:			
Weighted average common shares outstanding – two class method	9,717,882	16,319,898	16,654,586
Diluted common share equivalent: stock options	3,384,729	3,982,974	4,078,286
Total diluted common share and share equivalents – two class (E)	13,102,611	20,302,872	20,732,872
Diluted earnings per share for period during which two classes of equity securities were outstanding (A/E)	$ 0.42	$ 3.04	$ 0.33
Net income for period during which single class of equity securities was outstanding (1) (F)	N/A	N/A	$ 16,180
Weighted average common shares outstanding – single class (2)	N/A	N/A	54,660,216
Diluted common share equivalent: stock options	N/A	N/A	5,168,982
Total diluted common share and share equivalents – single class (G)	N/A	N/A	59,829,198
Diluted net income per share for period during which single class of equity securities were outstanding (F/G)	N/A	N/A	$ 0.27
Diluted net income per common share	$ 0.42	$ 3.04	$ 0.60

(1) Net income for the year ended December 29, 2007 was allocated between the periods during which two classes of equity securities were outstanding and during which a single class of equity securities was outstanding based on the respective number of days. The convertible preferred stock was converted to common stock on August 13, 2007 the closing date of the Company's initial public offering. For year ended December 29, 2007, two classes of equity securities were outstanding for 224 days and a single class of equity securities was outstanding for 139 days.

(2) Weighted average shares outstanding used to compute basic net income per share after conversion of convertible preferred stock; one class of common shares was outstanding for the period from August 13, 2007 to December 29, 2007.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Based Compensation

On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "*Share Based Payment,*" which require companies to expense the estimated fair value of employee stock options and similar awards based on the fair value of the award on the date of grant. The cost is recognized over the period during which an employee is required to provide services in exchange for the award, which is usually the vesting period.

The Company adopted SFAS No. 123(R) using the prospective transition method that applies to awards granted, modified or canceled subsequent to the date of adoption. Prior periods were not revised for comparative purposes, and existing options continue to be accounted for in accordance with Accounting Principles Board, or APB, Opinion No. 25, "*Accounting for Stock Issued to Employees,*" unless such options are modified, repurchased or canceled after the adoption date. Prior to January 1, 2006, the Company accounted for employee stock options using the intrinsic value method and using the minimum value method for its pro forma disclosures under SFAS No. 123, "*Accounting for Stock Based Compensation.*" As a result, options granted prior to the adoption of SFAS No. 123(R) will continue to be accounted for using the intrinsic value method in accordance with APB No. 25 unless such options are modified, repurchased or cancelled. In accordance with EITF Issue No. 00–15, "*Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option*", which was nullified by SFAS No. 123(R) except for companies that continue to account for awards under Opinion No. 25, the cash flows related to the reduction of income taxes paid as a result of the deduction triggered by employee exercise of stock options granted or modified prior to the adoption of SFAS No. 123(R) will continue to be presented as an operating cash flow.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurement.*" SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *"The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment to FASB Statement No. 115."* SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value at specified election dates. An entity shall report unrealized gains and losses on items, for which the fair value option has been elected, in earnings. Most of the provisions of SFAS 159 apply only to entities that elect the fair value option. SFAS 159 is effective for fiscal years ending after November 15, 2007. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), or SFAS No. 141(R), *"Business Combinations"*. This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition–date fair values and changes other practices under SFAS 141. SFAS 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, or SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements*". This Statement amends Accounting Research Bulletin No. 51, "*Consolidated Financial Statements*", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No.160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

3. Andromed, Inc. Acquisition

On December 21, 2005, the Company purchased substantially all of the assets of Andromed Inc., a Canadian corporation that develops and manufactures vital signs monitoring equipment, for a total of CDN \$4.0 million (approximately USD \$3.5 million). Of this CDN \$4.0 million purchase price, CDN \$2.3 million was paid immediately and a contingent portion of CDN \$1.7 million was payable based on the achievement of milestones set forth in the purchase agreement. The contingent portion of the purchase price was accounted for as additional purchase price based on an evaluation of the relevant criteria of EITF Issue No. 95–8, "*Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination.*" In March and November

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2006, upon the achievement of the milestones, Masimo paid CDN $500,000 and CDN $1.0 million, respectively. The remaining CDN $200,000 was paid in April 2007. The purchase price for Andromed, which resulted in the initial recognition of goodwill of $448,000, was determined by arms–length negotiation between the Company and Andromed, taking into account a number of factors, including the value of Andromed's undeveloped technology, the value of assets acquired and historical and projected financial performance of Andromed.

In accordance with SFAS No. 141, "*Business Combinations*," the acquisition has been accounted for under the purchase method of accounting. The estimates of fair value of the assets acquired and liabilities assumed have been determined by the Company. The results of operations of Andromed are included in the consolidated results of operations from the date of acquisition. IPR&D includes the value of products in the development stage that are not considered to have reached technological feasibility or to have alternative future use. Accordingly, this non–recurring item was expensed in the consolidated statement of income upon consummation of the transaction. IPR&D was valued using a discounted cash flow method applied to the projected cash flows associated with the undeveloped product over its expected life. In accordance with SFAS No. 141, the excess purchase price over the estimated fair value of the net assets acquired has been allocated between identifiable intangible assets and goodwill. Goodwill will not be amortized but is subject to an ongoing assessment for impairment. Both the goodwill and covenant not to compete are expected to be fully deductible for tax purposes. The following table summarizes the allocation of the purchase price (USD, in thousands):

Other current assets	$ 23
Property and equipment	172
Covenant not to compete	40
Goodwill	448
In–process R&D expense	2,800
Total purchase price	$3,483

4. Masimo Laboratories, Inc.

Masimo Laboratories, Inc., or Masimo Labs, is an independent entity spun off from the Company to its stockholders in 1998. Joe E. Kiani and Jack Lasersohn, members of the Company's board of directors, or Board, are also members of the board of directors of Masimo Labs. Joe E. Kiani, the Company's Chairman and Chief Executive Officer, is also the Chairman and Chief Executive Officer of Masimo Labs. The Company is a party to a cross–licensing agreement with Masimo Labs, which was recently amended and restated effective January 1, 2007, or the Cross–Licensing Agreement, that governs each party's rights to certain of the intellectual property held by the two companies.

Under the Cross–Licensing Agreement, the Company granted Masimo Labs an exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET owned by the Company, including all improvements on this technology, for the measurement of non–vital signs parameters and to develop and sell devices incorporating Masimo SET for monitoring non–vital signs parameters in any product market in which a product is intended to be used by a patient or pharmacist rather than a professional medical caregiver, or the Labs Market. The Company also granted Masimo Labs a non–exclusive, perpetual and worldwide license, with sublicense rights to use all Masimo SET for the measurement of vital signs in the Labs Market.

Vital signs parameters include peripheral venous oxygen saturation, arterial oxygen saturation, or SpO2, mixed venous oxygen saturation, fetal oximetry, sudden infant death syndrome, electrocardiogram, or ECG, blood pressure (non–invasive blood pressure, invasive blood pressure and continuous non–invasive blood pressure), temperature, respiration rate, carbon dioxide, or CO2, pulse rate, cardiac output, electroenchephalogram, or EEG, perfusion index, depth of anesthesia, cerebral oximetry, tissue oximetry and/or electromyography, or EMG, and associated features derived from these parameters, such as 3–D alarms, Pleth Variability Index and other features. Non–vital signs parameters are body fluid constituents other than vital signs parameters, and include, but are not limited to, carbon monoxide, methemoglobin, blood glucose, total hemoglobin and bilirubin.

The Company exclusively licenses from Masimo Labs the right to make and distribute products in the professional medical caregiver markets, or the Masimo Market, that utilize Rainbow technology for the measurement of carbon monoxide, methemoglobin, fractional arterial oxygen saturation, and total hemoglobin, which includes hematocrit. To date, the Company has developed and commercially released devices that measure carbon monoxide and methemoglobin using licensed Rainbow technology. The Company also has the option to obtain the exclusive license to make and distribute products that utilize Rainbow technology for the measurement of other non–vital signs parameters, including blood glucose, in product markets where the product is intended to be used by a professional medical caregiver.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

From May 1998 through December 2007, Masimo Labs contracted the services of the Company's employees for the development of Rainbow technology. The Company paid Masimo Labs for the option to market and develop products based on Masimo Labs technology in defined markets. Through December 2005, the Company had paid Masimo Labs $7.5 million in option fees and nearly all these option fees were used by Masimo Labs to repay the Company for the services that the Company had provided to Masimo Labs. In addition, through December 2006, the Company exercised two licenses, for $2.5 million each, for the right to market products based on the new carbon monoxide and methemoglobin parameter technologies developed by Masimo Labs. Effective as of January 1, 2007, the Company entered into a Services Agreement with Masimo Labs to govern the services the Company will provide to Masimo Labs going forward. As part of the Cross–Licensing Agreement, the Company exercised an option to purchase an additional license for total hemoglobin for a fee of $2.5 million on January 1, 2007.

The Cross–Licensing Agreement requires the Company to pay certain royalties on products incorporating the licensed Rainbow technology. The royalty is up to 10% of the Rainbow royalty base, which will include handhelds, tabletop and multi–parameter devices. Handheld products incorporating Rainbow technology will carry a 10% royalty rate. For other products, only the proportional amount attributable for that portion of the Company's products used to measure non–vital signs parameters, sensors and accessories, rather than for measuring vital signs parameters, will be included in the 10% Rainbow royalty base. For multi–parameter devices, the Rainbow royalty base will include the percentage of the revenues based on the number of Rainbow–enabled parameters. Beginning in 2009, for hospital contracts where Masimo places equipment and enters into a sensor contract, the Company will pay a royalty to Masimo Labs on the total sensor contract revenues based on the ratio of Rainbow enabled devices to total devices.

The Company is also subject to certain specific annual minimum aggregate royalty payments. These minimum aggregate royalty payments were $481,000 for 2006, $3.2 million for 2007, $3.5 million, $4.0 million and $5.0 million for 2008, 2009 and 2010, respectively, and $5.0 million per year thereafter. In addition, in connection with a change in control, as defined in the Cross–Licensing Agreement, the minimum aggregate annual royalties for all licensed Rainbow parameters payable to Masimo Labs will increase to $7.0 million, $10.0 million and $15.0 million for 2008, 2009 and 2010, respectively, and $15.0 million per year thereafter and up to $2.0 million per year for other Rainbow parameters. For 2006 and 2007, the Company paid the minimum royalties of $481,000 and $3.2 million, respectively.

As of December 29, 2007, the Company had agreed to pay Masimo Labs a total of $18.6 million, exclusive of amounts agreed to be paid to Masimo Labs subsequent to December 29, 2007. The $18.6 million included $7.5 million in option fees, $7.5 million in license fees for Rainbow parameter technologies and $3.6 million for minimum royalties for licensed Rainbow products. Of this total amount, approximately $13.9 million had been used by Masimo Labs to repay the Company for the shared engineering and other services that the Company provided to Masimo Labs through December 29, 2007. In addition, Masimo Labs has received approximately $1.4 million of the $18.6 million from the Company in order to fund purchases of fixed assets, the costs associated with capitalized patents and trademarks and to pay income taxes. The remaining unpaid amount of $3.3 million, represents the net amount owed by the Company to Masimo Labs and accounts for approximately 53% of all the assets of Masimo Labs as of December 29, 2007.

Pursuant to Financial Accounting Standards Board Interpretation No. 46(R), *Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51,"* or FIN 46(R), Masimo Labs is consolidated within the Company's financial statements for all periods presented. Accordingly, all inter–company royalties, option and license fees and other charges between the Company and Masimo Labs as well as all intercompany payables and receivable have been eliminated in the consolidation. Also in accordance with FIN 46(R), all direct engineering expenses that have been incurred by the Company and charged to Masimo Labs have not been eliminated and are included as research and development expense in the Company's consolidated statements of operations.

For the foreseeable future, the Company anticipates that it will continue to be required by FIN 46(R) to consolidate Masimo Labs; however, in the event that Masimo Labs secures additional external financing and/or expands its customer base or is no longer financially dependent upon the Company and the Company is no longer the primary beneficiary of Masimo Labs activities, the Company may be able to discontinue consolidating Masimo Labs.

The Consolidated Financial Statements of the Company include a minority interest in Masimo Labs of $27,000 and $39,000 as of December 31, 2006 and December 29, 2007, respectively, which represents the value of common stock and additional paid in capital of Masimo Labs, that is not available to Masimo Corporation. Masimo Corporation has not been required to collateralize any of Masimo Lab's obligations and creditors of Masimo Labs have no recourse to the general credit of Masimo Corporation. Retained earnings of Masimo Labs, which is not available to the Company, was a $560,000 deficit as of December 29, 2007. However, because the Company has agreed to absorb any losses of Masimo Labs, under FIN 46(R) this retained deficit is included in the Consolidated Financial Statements of the Company as a reduction of total retained earnings.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Below are condensed consolidating schedules of the Balance Sheets as of December 31, 2006 and December 29, 2007, and Statements of Operations for the years ended December 31, 2005, December 31, 2006 and December 29, 2007 reflecting Masimo Corporation, Masimo Labs and related eliminations (in thousands).

Balance Sheets:	December 31, 2006				December 29, 2007			
	Corp	Labs	Elim	Total	Corp	Labs	Elim	Total
ASSETS								
Cash and cash equivalents	$ 55,360	$ 22	$ —	$ 55,382	$ 96,717	$ 16	$ —	$ 96,733
Accounts receivable, net	23,639	—	—	23,639	40,836	—	—	40,836
Inventories	17,135	—	—	17,135	23,110	—	—	23,110
Prepaid expenses	2,018	3	—	2,021	3,820	17	—	3,837
Prepaid income taxes	—	—	—	—	2,971	276	—	3,247
Deferred tax asset, current	16,710	1,406	—	18,116	13,286	1,048	—	14,334
Other current assets	1,022	—	—	1,022	1,543	—	—	1,543
Deferred cost of goods sold	21,899	—	—	21,899	26,249	—	—	26,249
Property and equipment, net	10,248	42	—	10,290	11,019	145	—	11,164
Deferred tax asset, long term	2,629	534	—	3,163	4,801	531	—	5,332
Restricted cash	507	—	—	507	513	—	—	513
Intangible assets, net	8,870	376	(4,654)	4,592	11,474	896	(6,781)	5,589
Goodwill	448	—	—	448	448	—	—	448
Other assets	859	1,446	(1,446)	859	2,548	3,342	(3,314)	2,576
Total assets	$161,344	$3,829	$(6,100)	$159,073	$239,335	$6,271	$(10,095)	$235,511
LIABILITIES								
Accounts payable	$ 10,142	$ —	$ —	$ 10,142	$ 14,631	$ 9	$ —	$ 14,640
Accrued compensation	12,207	—	—	12,207	12,409	—	—	12,409
Accrued liabilities	6,095	2	(1,442)	4,655	9,523	2	(3,314)	6,211
Dividends payable	37,533	—	—	37,533	183	—	—	183
Income taxes payable	1,129	116	—	1,245	—	—	—	—
Deferred revenue, current	13,880	250	(250)	13,880	16,827	375	(375)	16,827
Current portion of long-term debt	7,528	—	—	7,528	11,539	—	—	11,539
Deferred revenue, long-term	490	4,406	(4,406)	490	366	6,406	(6,406)	366
Long term debt, less current portion	13,514	—	—	13,514	19,502	—	—	19,502
Other liabilities	891	—	27	918	3,729	—	39	3,768
STOCKHOLDERS' EQUITY (DEFICIT)								
Convertible preferred stock	88,328	—	—	88,328	—	—	—	—
Common stock	17	10	(10)	17	55	10	(10)	55
Treasury stock	(628)	—	—	(628)	(1,209)	—	—	(1,209)
Additional paid in capital	—	19	(19)	—	143,297	29	(29)	143,297
Accumulated other comprehensive loss	(317)	—	—	(317)	(1,034)	—	—	(1,034)
Retained earnings (deficit)	(29,465)	(974)	—	(30,439)	9,517	(560)	—	8,957
Total liabilities and stockholders' equity (deficit)	$161,344	$3,829	$(6,100)	$159,073	$239,335	$6,271	$(10,095)	$235,511

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,								Year ended December 29, 2007			
	2005				2006							
Statement of Operations:	Corp	Labs	Elim	Total	Corp	Labs	Elim	Total	Corp	Labs	Elim	Total
Total revenue	$107,890	$2,778	$(2,778)	$107,890	$ 224,338	$ 660	$(660)	$ 224,338	$256,286	$3,527	$(3,527)	$256,286
Cost of good sold	42,717	—	—	42,717	61,640	—	—	61,640	76,760	—	(3,154)	73,606
Gross profit (loss)	65,173	2,778	(2,778)	65,173	162,698	660	(660)	162,698	179,526	3,527	(373)	182,680
Operating expenses:												
Research and development	8,489	2,561	(2,502)	8,548	21,495	3,380	—	24,875	21,065	1,895	—	22,960
Selling, general and administrative	42,936	147	(276)	42,807	91,870	147	(633)	91,384	90,702	905	(373)	91,234
Patent litigation expenses (proceeds)	1,736	—	—	1,736	(262,605)	—	—	(262,605)	—	—	—	—
Purchased in–process research and development	2,800	—	—	2,800	—	—	—	—	—	—	—	—
Antitrust litigation	278	—	—	278	109	—	—	109	1,537	—	—	1,537
Total operating expenses	56,239	2,708	(2,778)	56,169	(149,131)	3,527	(633)	(146,237)	113,304	2,800	(373)	115,731
Operating income (loss)	8,934	70	—	9,004	311,829	(2,867)	(27)	308,935	66,222	727	—	66,949
Non–operating income (expense)	(1,635)	—	—	(1,635)	5,468	—	—	5,468	1,173	—	—	1,173
Income (loss) before provision for (benefit from) income taxes	7,299	70	—	7,369	317,297	(2,867)	(27)	314,403	67,395	727	—	68,122
Provision for (benefit from) income taxes	(26,012)	—	—	(26,012)	133,867	(1,290)	—	132,577	25,555	312	—	25,867
Net Income (loss)	$ 33,311	$ 70	$ —	$ 33,381	$ 183,430	$(1,577)	$ (27)	$ 181,826	$ 41,840	$ 415	$ —	$ 42,255

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Related Party Transactions

Two of the Company's stockholders are customers of the Company. Sales to these two customers for the years ended December 31, 2005, December 31, 2006 and December 29, 2007 were $15.4 million, $18.8 million and $20.4 million, respectively. At December 31, 2006 and December 29, 2007, aggregate accounts receivable from these two customers were $3.0 million and $3.1 million, respectively. During the year ended December 31, 2006, the Company declared dividends totaling $10.3 million to these two stockholders, of which $8.5 million was paid in March 2006 and $1.8 million was paid in February 2007.

The Company purchased certain inventory from one of the stockholders referred to in the preceding paragraph. Total purchases from this stockholder for the years ended December 31, 2005, December 31, 2006 and December 29, 2007 were $1.1 million, $2.7 million and $2.4 million, respectively. At December 31, 2006 and December 29, 2007, aggregate accounts payable to this related party were $84,000 and $110,000, respectively.

The Company made payments of $5.8 million, $3.8 million and $3.6 million for the years ended December 31, 2005, December 31, 2006 and December 29, 2007, respectively, to a common stockholder for legal services. At December 31, 2006 and December 29, 2007, payables to this stockholder were $517,000 and $473,000, respectively. The Company declared dividends of $513,000 during the year ended December 31, 2006, to this stockholder, of which $423,000 was paid in March 2006 and $90,000 was paid in February 2007.

The Company also has amounts outstanding under a term loan (See Note 9 for further discussion) with one of the Company's stockholders. At December 31, 2006 and December 29, 2007, the amounts outstanding on this term loan were $316,000 and $7,000, respectively. For the years ended December 31, 2005, December 31, 2006 and December 29, 2007, interest expense under this term loan was $152,000, $68,000 and $9,000, respectively.

As of December 31, 2006 and December 29, 2007, the Company had amounts due from employees of $439,000 and $598,000, respectively. Loans outstanding to officers of the Company as of December 31, 2006 and December 29, 2007 were $4,000 and $0, respectively. As of December 29, 2007, these amounts are classified in other current assets in the accompanying consolidated balance sheet.

The Company's Chief Executive Officer has been a member of the board of directors of Saba Software, Inc., a human capital development and management solutions provider, since 1997. The Company has paid Saba Software $152,000, $19,000 and $51,000 for the years ended December 31, 2005, December 31, 2006 and December 29, 2007, respectively, for various software products and services.

In the first quarter of 2006, the Company made $12.0 million in loans to certain of its directors and executive officers and $1.6 million in loans to employees in connection with their exercise of stock options. Each loan bore interest at a rate of 4.34%, which is equivalent to the adjusted applicable federal short term rate as of December 31, 2005. Each loan was evidenced by a promissory note and secured by shares of the Company's common stock acquired in connection with the loan and other personal guarantees. All of the loans plus accrued interest aggregating $75,000 were repaid in full in March 2006. As a result of exercising stock options with non-recourse loans, dividends paid of $21.7 million on the related shares of common stock were recorded as stock compensation expense, pursuant to EITF Issue No. 95-16 "*Accounting for Stock Compensation Arrangements with Employer Loan Features Under APB 25.*"

6. Inventories

Inventories consist of the following (in thousands):

	December 31, 2006	December 29, 2007
Raw materials	$ 11,055	$ 13,173
Work in-process	1,615	1,956
Finished goods	4,465	7,981
Total	$ 17,135	$ 23,110

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finished goods inventory held by distributors was $1.5 million and $1.7 million as of December 31, 2006 and December 29, 2007, respectively.

7. Property and Equipment

Property and equipment, net consists of the following (in thousands):

	December 31, 2006	December 29, 2007
Machinery and equipment	$ 9,950	$ 11,688
Tooling	3,492	4,174
Computer equipment	2,988	4,614
Furniture and office equipment	1,396	1,817
Vehicles	45	45
Leasehold improvements	1,690	2,325
Demonstration units	2,945	3,105
	22,506	27,768
Accumulated depreciation and amortization	(12,220)	(16,843)
Construction–in–progress	4	239
Total	$ 10,290	$ 11,164

The gross value of furniture and office equipment under capital lease obligations was $334,000 and $422,000 as of December 31, 2006 and December 29, 2007, respectively, with accumulated amortization of $108,000 and $185,000.

8. Intangible Assets

Intangible assets consist of the following (in thousands):

	December 31, 2006	December 29, 2007
Cost		
Patents	$ 5,247	$ 6,460
Trademarks	616	768
Capitalized software development costs	284	557
Covenant not to compete	40	40
Total cost	6,187	7,825
Accumulated amortization		
Patents	(1,419)	(1,967)
Trademarks	(112)	(139)
Capitalized software development costs	(55)	(113)
Covenant not to compete	(9)	(17)
Total accumulated amortization	(1,595)	(2,236)
Net carrying amount	$ 4,592	$ 5,589

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Weighted–average amortization period by class and in total as of December 29, 2007 are as follows (in years):

Patents	10
Trademarks	16
Capitalized software development costs	7
Covenant not to compete	5
All classes	10

Estimated amortization expense for each of the fiscal years ended are as follows (in thousands):

2008	$ 550
2009	517
2010	476
2011	422
2012	367
Thereafter	3,257
Total	$5,589

9. Long–Term Debt and Capital Lease Obligations

Long–term debt consists of the following (in thousands):

	December 31, 2006	December 29, 2007
Financing arrangements	$ 20,485	$ 30,764
Term loan with stockholder	316	7
Total debt	20,801	30,771
Less current portion of long–term debt	(7,476)	(11,477)
Long–term portion	$ 13,325	$ 19,294

The Company has established various credit facilities with third–party medical equipment financing companies. The Company has two arrangements which allow for the financing of the equipment placed with hospitals in connection with the related long–term sensor purchase agreements. These agreements provide for an equipment line whereby some draws are collateralized by (i) equipment and (ii) either a future revenue stream associated with the long–term sensor purchase agreement or a defined repayment schedule associated with the long–term sensor purchase agreement. The related equipment securing these borrowings is recorded on the Company's condensed consolidated financial statements as deferred cost of goods sold and is depreciated on a straight–line basis over the life of the sensor contract to which they are related. Both financing arrangements are non–recourse to the Company. In the event the hospital was unable to continue performing under the terms of the long–term sensor agreement, the Company would be required to write–down the remaining deferred cost of goods sold and the related financing obligation reflected in long–term debt. To date, no hospitals have defaulted under this program. During the year ended December 29, 2007, the Company borrowed $20.1 million under these facilities. As of December 29, 2007, principal and interest payments under these financing agreements were $1.2 million per month based on an average interest rate of 7.7% per year. At December 31, 2006 and December 29, 2007, the carrying value of the equipment collateralizing these borrowings was $5.6 million and $3.4 million, respectively. These agreements expired on December 31, 2007 and were not renewed.

In June 2001, the Company entered into a Master Selective Business Security Agreement, or the Master Agreement, with one of the Company's stockholders allowing the Company to borrow up to a maximum of $5.0 million. The Master Agreement consisted of an equipment line whereby all draws are collateralized by equipment placed at hospitals under long–term sensor purchase agreements. Each draw is converted into a five–year note with interest and principal paid on a monthly basis. The interest rate on each note is based on 475 basis points over the U.S. Treasury Rate on the date of the borrowing. The most recent draw was in December 2002 and there are no additional borrowings available under this Master Agreement. As of December 31, 2006 and December 29, 2007, the Company had $316,000 and $7,000 respectively, outstanding under this borrowing at an average interest rate of 7.8%. At December 31, 2006 and December 29, 2007, the carrying value of the equipment collateralizing these borrowings was $198,000 and $51,000 respectively.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital lease obligations consist of the following (in thousands):

	December 31, 2006	December 29, 2007
Capital lease obligations	$ 241	$ 270
Less current portion of capital lease obligations	(52)	(62)
Long–term portion	$ 189	$ 208

The Company currently has five capital leases outstanding, all for office equipment. The interest rates on these capital leases range from 5.2% to 8.8%. These capital leases mature on various dates between December 2009 and September 2012.

Future maturities of long–term debt and capital lease obligations for each of the years ended are as follows (in thousands):

	As of December 29, 2007
2008	$ 11,539
2009	9,410
2010	7,408
2011	2,544
2012	140
Total	$ 31,041

10. Stockholders' Equity

Stock Split

In May 2007 and June 2007, the Company's board of directors and stockholders, respectively, approved a forward stock split of the Company's common stock at a ratio of three shares for every one share previously outstanding. The forward stock split became effective on June 25, 2007. As a result of the stock split, the conversion price of each outstanding share of the Company's preferred stock was reduced to one–third of the pre–stock split conversion price of such preferred stock, and effectively increased the conversion ratio to three shares of common stock for one share of preferred stock. All common stock share and per share data included in these consolidated financial statements reflect the forward stock split. ,

Authorized Number of Common Shares

In May 2007 and June 2007, the Company's board of directors and stockholders, respectively, approved an increase in the authorized number of shares of common stock to 77,500,000 shares to accommodate the June 25, 2007 stock split.

Initial Public Offering

In August 2007, the Company completed its IPO of common stock in which a total of 13,704,120 shares were sold and issued, comprised of 10,416,626 shares sold by selling stockholders, 1,500,000 shares sold by the Company at the initial closing and 1,787,494 shares sold by the Company pursuant to the underwriters' full exercise of their over–allotment option, at an issue price of $17.00 per share. The Company raised a total of $55.9 million in gross proceeds from the IPO, or approximately $47.8 million in net proceeds after deducting underwriting discounts and commissions of $3.9 million and estimated other offering costs of approximately $4.2 million. The consolidated financial statements, including share and per share amounts, include the effects of the offering.

Upon closing of the IPO, an Amended and Restated Certificate of Incorporation which had been approved in May 2007 and June 2007 by the Company's Board of Directors and stockholders, respectively, became effective. The Amended and Restated Certificate of Incorporation increased the authorized number of shares of common stock to 100,000,000 and authorized 5,000,000 shares of preferred stock of the Company, known as "blank check" preferred stock, to be issued in the future at the full discretion of the Board of Directors.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Convertible Preferred Stock

Upon the closing of the IPO, all outstanding shares of convertible preferred stock, Series A through G, automatically converted into an aggregate of 34,612,503 shares of common stock. Also, the convertible preferred stockholders rights to receive annual cumulative dividends and the related accretion were eliminated. Voting rights of the preferred stockholders was eliminated.

In March 2006, in connection with a dividend declaration resulting from the settlement of the Company's patent litigation with Nellcor (See Note 11), the Board and the Company's stockholders approved an amendment to the Company's Certificate of Incorporation that eliminated all mandatory redemption provisions of the Preferred Stock. The amendment was adopted concurrently with the Board's declaration of a dividend, in an amount of up to $3.83 per share, on the Company's outstanding Common Stock and Preferred Stock, assuming conversion of the preferred stock into 34,612,503 shares of common stock. Upon elimination of the mandatory redemption feature, the preferred stock was reclassified to the stockholders' equity (deficit) section of the Company's consolidated balance sheet as of March 31, 2006. The amendment to the Certificate of Incorporation permitted the payment of the dividends on all shares of the Company's capital stock on a pro–rata basis.

When the dividends were declared in March and December 2006, cumulative dividends accreted through each date were reclassified from the carrying value of preferred stock to dividends payable. The reclassification aggregated $55.6 million and $8.0 million in March and December 2006, respectively. Dividends declared and paid in excess of dividends accreted through each of the dividend declaration dates are reflected as dividends declared in the accompanying consolidated statements of stockholders' equity (deficit).

Series A Junior Participating Preferred Stock and Stockholder Rights Plan

On November 8, 2007, the Company authorized and declared a dividend of one preferred stock purchase right, or a Right, for each outstanding share of its Common Stock to stockholders of record at the close of business on November 26, 2007, or the Record Date. Each Right entitles the registered holder to purchase from the Company one one–thousandth of one share of the Company's Series A junior participating preferred stock, par value $0.001 per share, at a purchase price equal to $136.00 per Right, subject to adjustment. In addition, one Right will be issued with each share of Common Stock that becomes outstanding after the Record Date, and prior to the earliest of the Distribution Date, the date the Rights are redeemed or the Final Expiration Date. In connection with the stockholder rights plan described herein, the Board designated 100,000 shares of preferred stock as Series A junior participating preferred stock, as set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock.

Until a Right is exercised, the holder of such Right will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including, without limitation, the right to vote or to receive dividends. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (a "Distribution Date") will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Company's outstanding Common Stock (other than as a result of repurchases of stock by the Company or actions determined to be inadvertent by the Board of Directors of the Company (the "Board") by a person or group of affiliated or associated persons and such person or group promptly sells shares of the Company's Common Stock until such person or group owns less than 15% of the Company's outstanding Common Stock) or (ii) ten business days following the announcement of an intention to make a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. The Rights have certain anti–takeover effects. The Rights will cause dilution to a person or group that attempts to acquire the Company in a transaction which the Board does not approve as in the best interests of the Company and its stockholders, as discussed in detail below.

In the event that a person becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash or other of the Company's securities) having a market value equal to two times the exercise price of the Right. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Board as set forth below. All Rights that are or were beneficially owned by any Acquiring Person will be null and void. In the event any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with an Acquiring Person, or 50% or more of the Company's consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right (other than void Rights owned by an Acquiring Person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after a person becomes an Acquiring Person, the Board may exchange the Rights (other than void Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio of one share of Common Stock, or, under certain circumstances, cash, property or other securities of the Company, including fractions of a share of preferred stock, per Right. The Rights will not be exercisable until the Distribution Date and will expire on November 8, 2017, the ten–year anniversary of the date the Rights Agreement was approved by the Pricing Committee, unless such date is extended or the Board redeems or exchanges them before that time.

At any time before a person or group becomes an Acquiring Person, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right and on such terms and conditions as the Board may establish. Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. The terms of the Rights may be amended by a resolution of the Board without the consent of the holders of the Rights, except that after a person or group becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights (other than void Rights of an Acquiring Person). After the period for redemption of the Rights has expired, the Board may not amend the Rights Agreement to extend the period for redemption of the Rights.

The shares of Preferred Stock issuable upon exercise of the Rights have the following characteristics: they are not redeemable; the holders of Preferred Stock are entitled, when, as and if declared, to minimum preferential quarterly dividend payments of an amount equal to (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount (payable in kind) of all non–cash dividends or other distributions; the holders of Preferred Stock are entitled, in the event of a liquidation, dissolution or winding up, to a minimum preferential payment equal to $1,000 per share, plus all accrued and unpaid dividends, provided that the holders shall be entitled to receive 1,000 times the aggregate payment made per common share; the holders of Preferred Stock are entitled to 1,000 votes per share, voting together with the Common Stock; and the holders of Preferred Stock are entitled, in the event of a merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, to receive 1,000 times the amount received per share of Common Stock.

11. Cash Dividends and Special Bonus Payments

In March 2006, the Company declared a cash dividend of $3.365 per share, in the aggregate amount of approximately $171.8 million, to holders of the Company's common and preferred stock, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 34,612,503 shares of common stock. Of this amount, $21.7 million relates to dividend payments made to stockholders who exercised stock options by delivering a non–recourse promissory note for the full exercise price. In accordance EITF, 95–16, the $21.7 million in cash dividends have been classified as compensation expense in the accompanying consolidated financial statements, under cost of goods sold, research and development and selling, general and administrative expenses. In December 2006, the Company declared additional cash dividends of $0.468 per share and $0.257 per share, in the aggregate amount of approximately $37.1 million, to holders of the Company's common and preferred stock assuming conversion into common stock. In March 2006 and December 2006, the

Company also recorded special bonus charges in the aggregate amount of approximately $9.7 million and $2.0 million, respectively, to employees and directors who held vested stock options as of March 1, 2006. These cash dividends and special bonus payments were made from the after–tax proceeds that the Company received from the Company's patent infringement lawsuit against Nellcor and interest earned thereon.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table identifies, from December 31, 2005 through December 29, 2007, the activity in dividends payable and convertible preferred stock resulting from the accretion, dividends declared and dividends paid during this period (in thousands).

	Dividends Payable	Convertible Preferred Stock
Balance as of December 31, 2005	$ —	$ (143,959)
Accretion of redemption value on convertible preferred stock	—	(7,985)
Dividends declared:		
Reclassification of cumulative dividends accreted to dividends payable	(63,616)	63,616
Common shares securing the outstanding non recourse notes	(21,673)	—
Dividends declared in excess of (i) amounts previously accreted to holders of preferred stock and (ii) amount included in stock compensation expense	(123,620)	—
Total dividends declared	(208,909)	63,616
Dividends paid in 2006	171,376	—
Balance as of December 31, 2006	(37,533)	(88,328)
Accretion of redemption value on convertible preferred stock	—	(4,837)
Dividends paid in 2007	37,350	—
Conversion of preferred stock into common shares upon completion of initial public offering	—	93,165
Balance as of December 29, 2007	$ (183)	$ —

12. Stock Based Compensation

The Company's 1989 Incentive Stock Option, Nonqualified Stock Option, and Restricted Stock Purchase Plan, or the 1989 Plan, provided for the issuance of options to purchase up to 3,000,000 shares of the Company's common stock to eligible officers, key employees, non−employee directors and consultants of the Company at prices not less than the fair market value of the Company's common stock on the date the option is granted, as determined by the Board. The options vested annually over five years using the straight−line method, unless otherwise provided, and expire five or ten years from the date of grant. The 1989 Plan terminated on September 26, 1999.

In May 1996, the Company adopted the 1996 Incentive Stock Option, Nonqualified Stock Option, and Restricted Stock Purchase Plan, or the 1996 Plan, which initially provided for the issuance of options to purchase up to 600,000 shares of the Company's common stock, to eligible officers, key employees, non−employee directors and consultants of the Company at prices not less than the fair market value of the Company's common stock on the date the option is granted, as determined by the Board. The options vested annually over five years using the straight−line method, unless otherwise provided, and expire ten years from the date of grant. The Board voted in October 1999 to amend the 1996 Plan to increase the number of shares authorized for issuance to include the unissued options from the 1989 Plan prior to its expiration, as well as any additional options that would become available through future forfeitures. The Board approved increases in the number of shares available for grant under the 1996 Plan to 3,600,000 shares in December 1997, to 4,200,000 shares in August 1999, to 7,200,000 shares in March 2000, and to 9,450,000 shares in March 2003. The Company terminated the 1996 Plan on May 4, 2006.

In April 2004, the Company adopted the 2004 Incentive Stock Option, Nonqualified Stock Option, and Restricted Stock Purchase Plan, or the 2004 Plan, which initially provided for the issuance of options to purchase up to 3,000,000 shares of the Company's common stock, plus any shares available under the prior year stock option plans, including shares that become available due to forfeitures at prices not less than the fair market value of the Company's common stock on the date the option is granted, as determined by the Board. The options generally vest annually over five years using the straight−line method, unless otherwise provided, and expire ten years from the date of grant. The Board approved increases in the number of shares available for grant under

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the 2004 Plan to 4,500,000 shares on February 6, 2006, to 6,000,000 shares on November 1, 2006 and to 7,500,000 shares on May 24, 2007. The Company may terminate the 2004 Plan at any time. If not terminated sooner, the 2004 Plan will automatically terminate on April 29, 2014.

On August 7, 2007, in connection with the Company's IPO, the 2007 Stock Incentive Plan, or the 2007 Plan, became effective. Under the 2007 Plan, 3,000,000 shares of common stock are reserved for future issuance, plus any shares available under the prior year stock option plans, including shares that become available due to forfeitures at prices not less than the fair market value of the Company's common stock on the date the option is granted. The options generally vest annually over five years using the straight–line method, unless otherwise provided, and expire ten years from the date of grant.

The number and weighted average exercise price of options issued and outstanding under all stock option plans, at exercise prices ranging between $1.00 and $41.18 per share, are as follows:

	Year ended December 31, 2005		Year ended December 31, 2006		Year ended December 29, 2007	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Options outstanding, beginning of period	10,632,330	$ 2.18	13,036,320	$ 2.58	7,691,388	$ 4.95
Granted	3,517,170	$ 3.76	2,209,620	$ 10.72	1,676,150	$ 19.40
Canceled	(578,880)	$ 2.91	(814,830)	$ 5.82	(776,504)	$ 9.14
Expired	—	$ —	—	$ —	(1,500)	$ 1.00
Exercised	(534,300)	$ 2.03	(6,739,722)	$ 2.14	(268,343)	$ 3.10
Options outstanding, end of period	13,036,320	$ 2.58	7,691,388	$ 4.95	8,321,191	$ 7.53
Options exercisable, end of period	8,766,750	$ 2.17	3,197,682	$ 2.72	4,052,329	$ 3.48
Options available for grant, end of period	1,532,772		1,752,582		5,396,076	

The weighted–average fair value of options granted was $5.74 for the year ended December 31, 2006 and $9.01 for the year ended December 29, 2007. At December 29, 2007, an aggregate of 13,717,267 shares of common stock were reserved for future issuance under the plans.

Effective January 1, 2006, the fair value of each option is estimated on the date of grant using the Black–Scholes option–pricing model with the following assumptions used for grants:

	Year ended December 31, 2006	Year ended December 29, 2007
Risk–free interest rate	4.4% to 4.9%	3.4% to 4.8%
Expected term	6.5 years	6.5 years
Estimated volatility	44.8% to 48.6%	36.7% to 41.6 %
Expected dividends	0%	0%

The Black–Scholes option pricing model requires the use of certain assumptions, including fair value, expected terms, expected volatility, expected dividends, risk–free interest rate and expected forfeiture rate to calculate the fair value of stock–based payment awards.

As a non–public company prior to August 13, 2007, the date of completion of its IPO, the Company estimated the current price of the underlying shares based on valuations established by the Board. Historically, the Board has used various sources to establish the value of the Company's stock. As a publicly traded entity, the Company relies on daily reported prices of the Company's shares.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term approximately equal to the expected life of the Company's stock options.

The Company does not have information available which is indicative of future exercise and post-vesting behavior to estimate the expected term. The Company adopted the simplified method of estimating the expected term of a stock option, as permitted by Staff Accounting Bulletin 107. Under this method, the expected term is presumed to be the mid-point between the vesting date and the contractual end of the term. The use of the simplified method requires the Company's option plan to be consistent with a "plain vanilla" plan.

The Company does not have sufficient information available regarding the historic volatility for its shares. As a result, the Company estimates volatility based on a peer group of companies, which collectively provides a reasonable basis for estimating volatility. The Company intends to continue to use a group of publicly traded peer companies to determine volatility in the future until sufficient information regarding the volatility of its share price becomes available or the selected companies are no longer suitable for this purpose.

The Company does not expect to issue dividends in the future. As part of an unusual, one-time patent settlement, the Board declared a dividend in March 2006 and declared two dividends in December 2006. These dividends were declared only due to the receipt of settlement proceeds in connection with patent infringement litigation with a competitor. Absent such a settlement, the Company would not have declared and paid either dividend.

The estimated pre-vesting forfeiture rate is based on the Company's historical experience and the composition of option plan participants, among other factors, and reduces the compensation expense recognized. If the actual forfeitures differ from the estimates, adjustments to compensation expense may be required in future periods.

As a result of adopting SFAS 123(R), the Company recorded stock-based compensation of $1.3 million and $3.5 million during the years ended December 31, 2006 and December 29, 2007, respectively. The related deferred tax asset was $580,000 as of December 31, 2006 and $1.7 million as of December 29, 2007. For the year ended December 31, 2006, income before taxes, income tax expense and net income were lower by $1.3 million, $0.5 million and $0.8 million, respectively, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. Basic and diluted net income per common share was lower by $0.05 and $0.04, respectively. The Company has elected to recognize stock-based compensation expense on a straight-line basis over the requisite service period for the entire award.

As of December 29, 2007, there was $17.7 million of total unrecognized stock-based compensation expense related to unvested options granted or modified on or after January 1, 2006. That expense is expected to be recognized over a weighted average period of 4.1 years as of December 29, 2007. The total fair market value on the respective vesting dates of all options vesting during 2006 and 2007, aggregated $14.2 million and $24.5 million, respectively.

The aggregate intrinsic value of options outstanding as of December 29, 2007 was $274.3 million. The aggregate intrinsic value of options exercisable as of December 29, 2007 was $150.0 million. The aggregate intrinsic value of options exercised during 2005, 2006 and 2007 was $842,000, $23.7 million and $4.1 million, respectively. The intrinsic value is calculated as the difference between the market value of the Company's common stock on the date of exercise or the respective period end, as appropriate, and the exercise price of the options. The weighted average remaining contractual term of options outstanding as of December 29, 2007 was 6.6 years. The weighted average remaining contractual term of options exercisable as of December 29, 2007 was 4.8 years.

In October 2005, in consideration for the significant contributions made to the Company, the Board authorized the acceleration of vesting of 681,000 stock options held by the Chief Executive Officer and the then Chief Technology Officer. The acceleration of vesting of these options did not affect the life of the options, the option exercise prices, or the number of shares to be issued upon exercise. The modification had no accounting consequence, because these individuals are still employed by the Company and the modification did not result in a change to the number of options that would have been ultimately vested under the original grant.

Also in October 2005, the Company accelerated the vesting of 18,000 non-qualified employee stock options enabling the holder to exercise options that under the original terms would have expired unexercised. Accordingly, compensation expense in the aggregate amount of $45,000 was recorded representing the intrinsic value of the options on the date of modification in excess of the amount, if any, measured at the original measurement date.

Options granted to consultants during the year ended December 31, 2005 were valued at the date of grant using the Black-Scholes option pricing model with a dividend yield of 0%, an expected volatility of 0%, an average risk-free rate of 4.13%, and an expected life of ten years. No options were granted to consultants during the years ended December 31, 2006 and December 29, 2007. Services

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

provided by consultants include sales and marketing or financing related services. Options vest over the service period ranging from immediately vested to vesting over five years. For the years ended December 31, 2005, December 31, 2006 and December 29, 2007, deferred compensation amortized to expense related to options granted to consultants was $105,000, $43,000 and $0 respectively. At December 31, 2006 and December 29, 2007, the remaining deferred compensation related to options granted to consultants was $0.

The schedule below reflects the number and weighted average exercise price of outstanding and exercisable options segregated by exercise price ranges:

	December 31, 2006			December 29, 2007		
	Options Outstanding		Options Exercisable	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options	Average Remaining Contractual Life	Number of Options	Number of Options	Average Remaining Contractual Life	Number of Options
$1.00 to $2.34	896,508	2.36	896,508	803,925	1.51	803,925
$2.40 to $2.75	3,209,190	6.12	1,887,660	3,025,640	5.12	2,345,510
$3.34 to $4.00	897,120	8.26	191,424	803,220	7.26	328,488
$4.67 to $8.85	898,950	8.84	214,290	614,150	7.84	266,030
$10.67 to $12.00	1,789,620	9.56	7,800	1,521,006	8.58	283,746
$12.87 to $15.40	—		—	914,250	9.34	16,650
$16.00 to $41.18			—	639,000	9.73	7,980
Total	7,691,388	7.05	3,197,682	8,321,191	6.63	4,052,329

The weighted–average exercise price of all options outstanding as of December 31, 2006 and December 29, 2007, was $4.95 and $7.53 per option, respectively.

The Company repurchased 114,600 shares of common stock from former employees for $628,000 during the year ended December 31, 2006 and 41,640 shares of common stock for $581,000 during the year ended December 29, 2007. These shares were recorded in treasury stock and are available for reissue. The difference between the repurchase prices and the original option exercise prices totaled $313,000 and $417,000 and was recorded as an operating expense for the year ended December 31, 2006 and the year ended December 29, 2007, respectively.

13. Commitments and Contingencies

Leases

The Company leases its manufacturing and headquarters facilities in the United States under non–cancelable operating leases that expire in October 2009 and March 2010. These leases contain pre–determined price escalations. The Company also leases its manufacturing facilities in Mexico and sales offices in France, Germany, United Kingdom, Japan, Singapore, Australia, and China under operating lease agreements, almost all of which are non–cancelable, expiring at various dates through August 2014. Certain leases contain pre–determined price escalations and in some cases renewal options. The Company recognizes the lease costs using a straight line method based on total lease payments. The Company also received certain leasehold improvement incentives totaling approximately $650,000 for its manufacturing and headquarters facilities in the United States. These leasehold improvement incentives have been recorded as deferred rent and are being amortized as a reduction to rent expense on a straight–line basis over the life of the lease. As of December 31, 2006 and December 29, 2007, rent expense accrued in excess of the amount paid and the remaining unamortized leasehold improvement incentive aggregated $873,000 and $625,000, respectively, and are classified in other liabilities. The Company also leases automobiles in Europe and Japan that are classified as operating leases and expire at various dates through October 2010. The majority of these leases are non–cancelable. The Company also has capital leases outstanding for office equipment all of which are non–cancelable.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments under operating and capital leases for each of the years ending are as follows (in thousands):

	As of December 29, 2007		
	Operating Leases	Capital Leases	Total
2008	$ 3,084	$ 76	$3,160
2009	2,419	76	2,495
2010	933	65	998
2011	524	52	576
2012	510	36	546
Thereafter	813	—	813
Total	$ 8,283	$ 305	$8,588

Rental expense related to operating leases for the years ended December 31, 2005, December 31, 2006 and December 29, 2007 was $713,000, $1.6 million and $2.2 million, respectively. Included in the capital lease obligations as of December 29, 2007 is interest aggregating $35,000.

Employee Benefit Plan

In fiscal year 1996, the Company adopted the Masimo Retirement Savings Plan, or the Plan, which is a 401(k) plan covering all of the Company's full-time U.S. employees who meet certain eligibility requirements. In general, the Company matches 100% of an employee's contribution up to 3% of the employee's compensation, subject to a maximum amount. The Company may also contribute to the Plan on a discretionary basis. The Company contributed $491,000 and $977,000 to the plan for the years ended December 31, 2006 and December 29, 2007, respectively, all in the form of matching contributions. The Company did not make any contributions to the Plan for the year ended December 31, 2005.

Employment Agreements

As of December 29, 2007, the Company had an employment agreement with one of its key employees that provides for an aggregate annual base salary of $660,000 plus other benefits, with annual increases at the discretion of the Board of its Compensation Committee. The agreement with the Company also provides for an annual bonus based on the Company's attainment of certain objectives and goals. The agreement had an initial term of three years, with automatic renewal, unless either the Company or the executive notifies the other party of non-renewal of the agreement.

Another agreement provides for an annual base salary of EUR €140,000 (approximately $205,000). The agreement also contemplates an annual bonus based on the attainment of certain revenue, profit and gross margin milestones. The agreement also contains a non-compete provision. If the Company enforces this provision following the employee's termination of employment, the employee would be entitled to receive a lump sum payment equal to 50% of his annual base salary as of the date of his termination, which shall be paid in equal installments over the term of the non-competition period.

Severance Agreements

On January 11, 2008, the Company entered into a severance plan participation agreement with three of its executive officers. The participation agreements, or Agreements, are governed by the terms and conditions of the Company's 2007 Severance Protection Plan, or Severance Plan, which became effective on July 19, 2007. Under the Agreements, the executive officer may be entitled to receive certain salary, equity, medical and life insurance benefits if he is terminated by the Company without cause or terminates his employment for good reason under certain circumstances. The executive officers are also required to give the Company six months advance notice of their resignation under certain circumstances. As of December 29, 2007, the Company had properly not recorded any accrual for these severance agreements.

Purchase Commitments

Pursuant to contractual obligations with vendors, the Company had $21.7 million of purchase commitments as of December 29, 2007. These purchase commitments were made for certain inventory items to secure better pricing and to ensure the Company will have raw materials when necessary.

Concentrations of Risk

The Company is exposed to credit loss for the amount of cash deposits with financial institutions in excess of federally insured limits. The Company invests its excess cash deposits in government securities and money market accounts with major financial institutions. The amount of bank balances in excess of Federal Deposit Insurance Corporation limits (for US bank accounts) and similar foreign deposit insurance entities' limits (for certain foreign bank accounts) was $55.1 million and $96.4 million as of December 31, 2006 and December 29, 2007, respectively.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While the Company and its contract manufacturers rely on sole source suppliers for certain components, steps have been taken to minimize the impact of a shortage or stoppage of shipments, such as maintaining excess inventory and designing products that may be easily modified to use a different component. There can be no assurance that a shortage or stoppage of shipments of the materials or components that the Company purchases will not result in a delay in production, or adversely affect the Company's business.

The Company's ability to sell its products to U.S. hospitals depends in part on its relationships with Group Purchasing Organizations, or GPOs. Many existing and potential customers for the Company's products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes exclusive, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's affiliated hospitals and other members. In 2005, 2006 and 2007, revenue from the sale of the Company's pulse oximetry products related to GPOs amounted to $35.8 million, $66.6 million and $101.0 million, respectively, representing, 63.0%, 80.7% and 89.4%, respectively, of its revenue from sales to U.S. hospitals.

For the years ended December 31, 2005, and December 31, 2006, no individual customer represented over 10% of total revenue. For the year ended, December 29, 2007, one customer represented 11% of total revenue.

Two customers represented 10% and 6% of accounts receivable at December 31, 2006 and 8% and 5% of accounts receivable at December 29, 2007, respectively. A third customer represented 6% of accounts receivable at December 29, 2007.

Litigation

In May 2002, the Company filed a lawsuit against Tyco Healthcare (currently Covidien), parent company of Nellcor, in the United States District Court for the Central District of California, alleging damage to the Company's business as a result of the anti–competitive business practices of Tyco Healthcare. Specifically, the Company alleges that it had incurred damages as a result of a series of illegal exclusionary and anti–competitive acts by Tyco Healthcare that were designed to maintain its monopoly in the pulse oximetry market in violation of federal antitrust laws.

In March 2005, a jury found that Tyco Healthcare's use of sole–source contracts, product bundling, market share–based compliance pricing contracts and co–marketing agreements with patient monitoring companies were unlawful restraints of trade and exclusionary dealing arrangements and, as a result, violated federal antitrust laws. The jury awarded the Company $140 million in damages. Under the antitrust laws, if the jury verdict is sustained in whole or in part, all damages are trebled. Tyco Healthcare filed post–trial motions requesting that the District Court either override the jury decision or grant a new trial. In March 2006, the District Court upheld a portion of the jury verdict and vacated the remaining verdict. In addition, the District Court vacated the jury's damages award and granted Tyco Healthcare a new trial on damages. As a result, the Company may not receive any damages in this lawsuit. The District Court held an evidentiary hearing in October 2006 to re–try the damages. On January 25, 2007, the District Court issued a preliminary ruling which did not set damages, but resolved some issues of dispute about damages, and ordered another evidentiary hearing on issues still undecided by the District Court. The District Court held this evidentiary hearing in March 2007. On July 2, 2007, the District Court entered its final judgment awarding the Company damages which were trebled to $43.5 million and denying the Company's request for a permanent injunction with respect to Tyco Healthcare's business practices found to be anti–competitive. The Company and Tyco Healthcare have each filed a notice of appeal from the judgment. The Company filed its opening brief on December 17, 2007 with the United States Court of Appeals for the 9th Circuit. Even if the Company is ultimately awarded damages in this litigation, the amount will be subject to a 50% legal fee contingency agreement, in which case the Company would receive 50% of the net (of costs) proceeds from the award. Even though most of the legal expenses to date have been on a contingency basis, the Company expects to incur expenses related to the appellate work, which will be reported as operating expense within the Company's statements of income.

The Company believes the jury verdict it received in the Tyco Healthcare antitrust litigation has been important in its efforts to increase its market share among certain large hospital systems and GPOs that were formerly closed as a result of Tyco Healthcare's anti–competitive conduct. However, the lawsuit has been and will continue to be a diversion of management's attention from the implementation of the Company's business strategy. See "Risk Factors" for a description of the risks related to the Company's litigation against Tyco Healthcare.

On July 24, 2007, Shaklee Corporation filed suit against the Company in the United States District Court, Central District of California, alleging that the Company's pulse oximeters incorporate patented calibration methods that are licensed to Shaklee. NIR Diagnostics, Inc., the original licensee of the patents, was originally named as a defendant, but then agreed to become a plaintiff. Shaklee and NIR are seeking an injunction and damages against the Company. The Company's management believes that its devices do not infringe either of the cited patents and intends to vigorously defend against these claims. The Company believes that the claims asserted by Shaklee and NIR will not materially affect the Company's business, financial conditions or future operating results. In the event a preliminary or permanent injunction were granted, however, the Company would be unable to sell products found to infringe the cited patents, which would cause a reduction in the Company's revenues, a decline in income and a loss of customer goodwill for an unknown period of time. Additionally, the Company could be ordered to pay royalties on past sales of the Company's products found to infringe the cited patents and, to the extent the Company continued to sell such products, the Company could be required to continue paying royalties to Shaklee and NIR. Although the Company believes that these claims are without merit, no assurance can be given with respect to the ultimate outcome for any such claim or litigation. At this time, the Company is not able to accurately estimate the potential financial impact of an injunction and/or damages against the Company.

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. The Company believes that it currently is not a party to any legal proceedings which, individually or in the aggregate, would have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Voluntary Recall

On July 31, 2007, the Company determined to initiate a voluntary recall of its Rad−9 pulse oximeter, a standalone bedside pulse oximeter product, sales of which represented less than 0.6% and 0.3 % of the Company's product revenue in 2006 and 2007, respectively. In accordance with its original design and similar to other pulse oximeter devices, the Rad−9 gives a visual alarm if there is a sensor fault; under other circumstances, the Rad−9 gives both a visual and audio alarm. In late 2006, the Company sent notice to owners of the Rad−9 that a free upgrade was available to add an audio alarm to the Rad−9 when a sensor fault is detected. The Company has now determined to voluntarily recall the Rad−9 to implement this upgrade. The Company does not believe that a non−upgraded Rad−9 poses a significant risk to health. The Company decided to voluntarily recall the Rad−9 because it believes it has the possibility of improving the care of patients. This decision follows a customer report that an elderly patient, who may have damaged her pulse oximeter sensor, had died after removing her tracheostomy tube. Based on what is currently known, the Rad−9 appears to have been operating in accordance with its specifications. The Company estimates that the total costs resulting from this voluntary recall will be approximately $300,000, although this is an estimate and the actual costs may differ. The Company incurred this charge in the quarter ending September 29, 2007. As of December 29, 2007, the Company has incurred actual repair costs of approximately $125,000 and expects to incur an additional $175,000 for units not yet repaired. Any future recall could result in a diversion of management resources, substantial cost and negative publicity, all of which could adversely affect the Company's business, financial condition and results of operations.

14. Segment Information and Enterprise Reporting

In accordance with SFAS No. 131, "*Disclosures about Segments of an Enterprise and Related Information*", the Company's chief decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by geographic region for purposes of making operating decisions and assessing financial performance. Accordingly, the Company considers itself to be in a single reporting segment, specifically non−invasive patient monitoring and related products. The Company does not assess the performance of its geographic regions on other measures of income or expense, such as depreciation and amortization, operating income or net income. In addition, the Company's assets are primarily located in the United States and are not allocated to any specific region. The Company does not produce reports for, or measure the performance of, its geographic regions on any asset−based metrics. Therefore, geographic information is presented only for revenues.

The following schedule presents an analysis of the Company's product revenues based upon the geographic area to which the product was shipped (in thousands):

	Year ended December 31, 2005		Year ended December 31, 2006		Year ended December 29, 2007	
Geographic Area by Destination						
North and South America	$ 89,032	83%	$123,193	79%	$155,782	78%
Europe, Middle East and Africa	12,113	11	19,496	13	28,201	14
Asia and Australia	6,468	6	12,442	8	15,701	8
Total product revenues	$107,613	100%	$155,131	100%	$199,684	100%

Sales to customers located in the United States were $86.9 million, $120.0 million, and $152.1 million for the years ended December 31, 2005, 2006 and December 29, 2007, respectively.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Income Taxes

The components of income (loss) before provision for (benefit from) income taxes are as follows (in thousands):

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
United States	$ 10,838	$ 321,766	$ 67,008
Foreign	(3,469)	(7,363)	1,114
	$ 7,369	$ 314,403	$ 68,122

The following table presents the current and deferred provision for income taxes (in thousands):

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Current:			
Federal	$ 742	$ 111,284	$ 20,654
State	925	14,893	2,449
Foreign	—	—	68
	1,667	126,177	23,171
Deferred:			
Federal	(21,904)	3,296	2,747
State	(5,775)	3,104	(51)
Foreign	—	—	—
	(27,679)	6,400	2,696
Total	$ (26,012)	$ 132,577	$ 25,867

Included in the 2007 current tax provision above is $1.7 million of tax and accrued interest for the year with respect to FIN 48.

The temporary differences that give rise to the deferred tax provision (benefit) consist of (in thousands):

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Property and equipment	$ (174)	$ (8)	$ (114)
Capitalized research and development costs	789	(24)	(217)
Tax credits	(1,055)	4,283	(241)
Deferred revenue	(2,004)	96	1,046
Acquired intangibles	(1,108)	86	101
Net operating losses	5,873	5,585	1,787
Accrued liabilities	(553)	(1,873)	52
Stock based compensation	—	(424)	(1,121)
State taxes and other	1,762	(5,090)	2,941
Change in valuation allowance	(31,209)	3,769	(1,538)
Total	$ (27,679)	$ 6,400	$ 2,696

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 29, 2007
Statutory regular federal income tax rate	35.0%	35.0%	35.0%
State provision, net of federal benefit	(42.8)	3.7	2.3
Nondeductible items	2.2	2.7	0.9
Foreign losses not benefited (income not taxed)	19.2	0.9	(0.5)
Tax credits	—	(0.1)	(0.5)
Change in federal valuation allowance	(356.8)	—	—
Change in federal tax rate	(9.8)	—	—
Other	—	—	0.8
Total	(353.0)%	42.2%	38.0%

The components of the deferred tax assets are as follows (in thousands):

	December 31, 2006	December 29, 2007
Deferred tax assets:		
Property and equipment	$ 939	$ 1,053
Capitalized research and development costs	230	447
Tax credits	922	1,163
Deferred revenue	10,020	8,974
Acquired intangibles	1,164	1,063
Net operating losses	6,316	4,529
Accrued liabilities	4,436	4,565
Stock based compensation	580	1,701
State taxes	3,270	794
Other	68	505
Total	27,945	24,794
Valuation allowance	(6,666)	(5,128)
Total deferred tax assets	21,279	19,666
Deferred tax liabilities	—	—
Net deferred tax assets	$ 21,279	$ 19,666
Current net deferred tax asset	18,116	14,334
Long term net deferred tax asset	3,163	5,332
Net deferred tax assets	$ 21,279	$ 19,666

At December 29, 2007, the Company has $10.2 million of net operating loss carryforwards from its foreign jurisdictions which will begin to expire in 2011 and $ 9.0 million of net operating losses from various states, which will begin to expire in 2012. The Company has $0.2 million of investment tax credit on research and development expenditures from its operations in Canada which begin to expire in 2027. Management believes that it is more likely than not the deferred tax assets related to foreign and state net operating losses and foreign investment credit will not be realized. In making this determination, the Company considers all available positive and negative evidence, including scheduled reversals of liabilities, projected future taxable income, tax planning strategies and recent financial performances. A valuation allowance has been provided on such loss and credit carryforwards.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2006 and 2007, the Company recorded a tax benefit of $4.2 million and $204,000, respectively, from the exercise of non–qualified stock options as a reduction of its income tax liability and an increase in stockholders' equity. The tax benefit results from the difference between the fair value of the Company's common stock on the exercise dates and the exercise price of the option.

The Company has not provided for income taxes on undistributed earnings of foreign subsidiaries as such earnings are intended to be permanently reinvested in those operations. As of December 29, 2007, the Company's foreign subsidiaries have cumulative losses. Net deferred tax assets in the foreign subsidiaries relate primarily to net operating losses and are offset in total by valuation allowances.

Included in the Company's consolidated income tax provision of $132.6 and $25.9 million for the years ended December 31, 2006 and December 29, 2007, respectively, are the following related to Masimo Labs: current income tax provision of $113,000 and current income tax benefit of $36,000, respectively, and deferred income tax benefit of $1.4 million and deferred income tax provision of $348,000, respectively. The temporary differences that give rise to the deferred tax benefit of $1.4 million and deferred tax provision of $348,000 are mainly research and development credits, stock–based compensation expense and deferred revenue for the years ended December 31, 2006 and December 29, 2007, respectively. Masimo Labs' deferred tax asset balance as of December 31, 2006 and December 29, 2007, was approximately $1.9 and $1.6 million, respectively, which consists of deferred revenue, fixed assets and intangibles, stock based compensation and research and experimentation credit carryforwards, which begin to expire in 2020. Management of Masimo Labs believes that it is more likely than not that part of deferred tax assets related to research and experimentation credit will not be realized. In making this determination, the Company considers all available positive and negative evidence, including scheduled reversals of liabilities, projected future taxable income, tax planning strategies and recent financial performances. A valuation allowance of $0.4 million has been provided on such credit carryforwards.

The provision for income taxes was $132.6 million, or an effective tax rate of 42.2%, in the year ended December 31, 2006 compared to $25.9 million, or an effective tax rate of 38.0 %, in the year ended December 29, 2007. The effective tax rate differs from the statutory U.S. federal income tax rate of 35.0% primarily due to state taxes, permanent differences between GAAP pre–tax income and taxable income, and a one–time adjustment to prior year state tax obligations recognized in the fourth quarter of 2007.

In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,*" or FIN 48, which became effective on January 1, 2007. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more–likely–than–not to be sustained upon examination by taxing authorities.

The adoption of FIN 48 resulted in a reduction of the Company's beginning retained earnings as of January 1, 2007, of $618,000. As of the adoption date, the balance of gross unrecognized tax benefits is $3.6 million.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the year ended December 29, 2007 (in thousands):

Unrecognized tax benefits, January 1, 2007	$ 3,631
Increase from tax positions in prior period	1,844
Decrease from tax positions in prior period	(2,466)
Increase from tax positions in current period	331
Settlements	—
Lapse of statute of limitations.	—
Unrecognized tax benefits, December 29, 2007	$ 3,340

The amount of unrecognized benefits which, if ultimately recognized, could favorably effect the tax rate in a future period was $599,000 and $2.2 million as of January 1, 2007 and December 29, 2007, respectively. Both amounts are net of any federal and/or state benefits. The remaining balance relates to timing differences, of which the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. It is reasonably possible that the amount of unrecognized tax benefits will decrease in the next 12 months by $197,000 primarily related to certain timing differences.

Interest and penalties related to unrecognized tax benefits are recognized in income tax expense. At December 29, 2007, the Company had accrued $211,000 for the payment of interest.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company conducts business in multiple jurisdictions, and as a result, one or more of the Company's subsidiaries files income tax returns in the U.S. federal, various state, local and foreign jurisdictions. Due to the utilization of net operating loss carryforwards, all years since 1994 are open for examination by major taxing authorities.

16. Subsequent Events

Severance Agreements

On January 11, 2008, the Company entered into a severance plan participation agreement with three of its executive officers. The participation agreements, or Agreements, are governed by the terms and conditions of the Company's 2007 Severance Protection Plan, or Severance Plan, which became effective on July 19, 2007. Under the Agreements, the executive officer may be entitled to receive certain salary, equity, medical and life insurance benefits if he is terminated by the Company without cause or terminates his employment for good reason under certain circumstances. The executive officers are also required to give the Company six months advance notice of their resignation under certain circumstances.

Agreement with HealthTrust Purchasing Group, L.P.

On January 17, 2008, Masimo Americas, Inc., a wholly-owned subsidiary of the Company, or Masimo Americas, entered into a Purchasing Agreement with HealthTrust Purchasing Group, L.P., or HPG. The agreement became effective on February 1, 2008. Under the Purchasing Agreement, Masimo Americas will sell various products and services to healthcare provider participants, or Participants, located in the United States. The products and services will be sold to Participants under two pricing structures based on the Participant's purchase commitment level. The purchase price structure will generally remain constant during the term of the Purchasing Agreement. In consideration for the administrative and other services HPG will perform in connection with purchases of products and services by the Participants, Masimo Americas will pay HPG on a quarterly basis a fixed percentage of all fees charged by Masimo Americas for providing the products and services, whether they are provided directly from Masimo Americas or through a distributor. The Purchasing Agreement will expire on January 31, 2011, provided that Masimo Americas and HPG each have the right to terminate the agreement if the other party commits a material breach of the agreement that is not cured within 30 days following written notice of the breach. In addition, HPG has the right to terminate the agreement for any reason in its entirety or with respect to specific products or services by providing 60 days prior written notice to Masimo Americas. Masimo Americas also may terminate the agreement under certain conditions upon 60 days notice to HPG.

Amendment of 2007 Stock Incentive Plan

On February 7, 2008, the Company's Board of Directors amended the Company's 2007 Stock Incentive Plan to decrease the number of shares reserved under the plan by 1,640,748 shares of common stock, the exact amount automatically added to the share reserve effective December 30, 2007, pursuant to the "evergreen" provision contained in the plan.

Respironics Litigation

On February 19, 2008, the Company brought a lawsuit against Respironics, Inc. for breach of contract, breach of the covenant of good faith and fair dealing, and interference with prospective economic advantage, based on a January 16, 2006, contract between Respironics and the Company. Respironics has not yet answered the complaint. There is no guarantee that the Company will prevail in this suit or receive any damages or other relief if it does prevail.

Gregory Jay and P2Lethlogics, LLC Litigation

On October 1, 2007, the Company filed a lawsuit in the United States District Court, Central District of California, against Gregory Jay and P2Lethlogics, LLC, seeking a declaratory judgment that the Company's pulse oximeters do not infringe a patent of Gregory Jay and/or P2Lethlogics. Dr. Jay had made allegations that the Company's new parameter, Pleth Variability Index, offered as an option in the Company's pulse oximeters, infringes these patents. On October 17, 2007, P2Lethlogics, LLC, filed a lawsuit in the United States District Court, District of Massachusetts, alleging that the Company's products, including but not limited to, its Rainbow pulse oximeters infringe the same patent. Pursuant to a stipulation between the parties, the lawsuits filed by the Company and P2Lethlogics were dismissed in their entirety.

MASIMO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Quarterly Financial Data (unaudited)

The following tables contain selected unaudited Consolidated Statements of Operations data for each quarter of 2006 and 2007 (in thousands, except per share data):

	Quarter ended			
Fiscal 2006	March 31, 2006 [1]	June 30, 2006	September 30, 2006	December 31, 2006 [2]
Total revenue	$ 49,306	$55,774	$ 57,646	$ 61,612
Gross profit	33,168	40,818	42,942	45,770
Operating income	247,900	22,496	20,301	18,238
Net income	144,697	13,923	12,296	10,910
Net income (loss) attributable to common stockholders	49,226	3,864	3,342	(10,261)
Net income (loss) per share: [3]				
Basic	$ 3.18	$ 0.23	$ 0.20	$ (0.62)
Diluted	$ 2.53	$ 0.19	$ 0.16	$ (0.62)

	Quarter ended			
Fiscal 2007	March 31, 2007	June 30, 2007	September 29, 2007	December 29, 2007
Total revenue [4]	$ 58,954	$63,680	$ 64,376	$ 69,276
Gross profit [4]	42,053	45,761	45,567	49,300
Operating income [4]	15,187	18,259	16,925	16,581
Net income	9,097	10,556	10,550	12,055
Net income attributable to common stockholders	2,312	2,798	6,886	11,083
Net income per share:				
Basic	$ 0.14	$ 0.17	$ 0.18	$ 0.22
Diluted	$ 0.11	$ 0.13	$ 0.16	$ 0.20

(1) In January 2006, the Company recorded $263.0 million in operating income, as a result of the Nellcor patent litigation settlement.

(2) In December 2006, the Company declared dividends to preferred stockholders in excess of the net income for the period. This resulted in a net loss attributable to common stockholders. See note 11 for further detail regarding the dividends.

(3) The sum of the quarterly basic and diluted net income (loss) per common share for the year ended December 31, 2006 do not equal the annual related per common share amounts due to differences in the weighted average common shares outstanding and the undistributed earnings allocation percentages between the quarterly and annual computations.

(4) The sum of the quarterly amounts do not equal the annual related amounts due to rounding within the individual quarters.

MASIMO CORP (MASI)

40 PARKER
IRVINE, CA 92618
949-297-7000
http://www.masimo.com

EX-10.3

PURCHASING AGREEMENT
10-K Filed on 03/04/2008 - Period: 12/29/2007
File Number 001-33642



Exhibit 10.3

*** Text Omitted and Filed Separately
Confidential Treatment Requested
Under 17 C.F.R. §§ 200.80(b)(4)
and 230.406



HEALTHTRUST®
PURCHASING GROUP

PURCHASING AGREEMENT

HealthTrust Purchasing Group

Products

Vendor:	Masimo Americas, Inc.
Products:	Pulse Oximetry
Effective Date:	February 1, 2008
Agreement Number:	HPG-1331

*Confidential Treatment Requested

TABLE OF CONTENTS

PURCHASING AGREEMENT

HealthTrust Purchasing Group

This Purchasing Agreement, dated February 1, 2008, is entered into by HealthTrust Purchasing Group, L.P., a Delaware limited partnership, having its principal place of business at 155 Franklin Road, Suite 400, Brentwood, TN 37027 (hereinafter referred to as "**HPG**"), and the following entity:

Masimo Americas, Inc., a Delaware corporation,

Address: 40 Parker
Irvine, CA 92618

(hereinafter referred to as "**Vendor**"), for the primary purpose of establishing the terms and conditions pursuant to which members of HPG may purchase certain products and services from Vendor.

WHEREAS, HPG is organized as a group purchasing organization with various healthcare providers belonging to HPG as Participants (as hereinafter defined);

WHEREAS, Participants have entered into Participation Agreements (as hereinafter defined) with HPG, which permit Participants and their Affiliates (as hereinafter defined) to obtain products and services under purchasing agreements between HPG and its vendors, provided Participants comply with the purchaser obligations stated in the purchasing agreements and Participants' obligations under the Participation Agreements; and

WHEREAS, Vendor desires to offer certain of its products and/or services to Participants.

NOW, THEREFORE, HPG and Vendor hereby agree that Vendor shall provide the products and/or services described herein to Participants in accordance with the terms and conditions set forth herein:

1.0 Definitions

1.1 "**Affiliates**" as applied to any particular entity, is defined as those entities, businesses, facilities, and enterprises, that are controlled by, controlling, or under common control with a stated entity, including, without limitation, all parent corporations and their respective subsidiaries and affiliates, joint ventures, limited liability companies and partnerships, together with any and all entities and businesses to which any of the above–described entities provide management services or purchasing services. "**Control**" as used herein means control through ownership of more than a majority interest in an entity, or control by contract.

1.2 "**Agreement**" shall be defined as this purchasing agreement, including the Exhibits and attachments referenced herein.

1.3 "**Distributor(s)**" shall be defined as any product distributor designated by HPG, as described in Exhibit B, to distribute Products to Purchasers.

1.4 **"Dual Source Award"** shall be defined as an agreement by HPG not to contract with more than one alternative supplier pursuant to which Participants can purchase products and services comparable to those listed in Exhibit A during the Term.

1.5 **"EDI"** shall be defined as Electronic Data Interchange.

1.6 **"Effective Date"** shall be defined as the date first stated in the opening paragraph to this Agreement.

1.7 **"Expiration Date"** shall be defined as the date this Agreement terminates and is designated in Exhibit B.

1.8 **"Facility Agreement"** shall be defined as the template agreement available for Purchasers to contract with Vendor to obtain certain products under this Agreement, and which is titled: "Deferred Equipment Purchase Agreement".

1.9 **"GPOID"** shall be defined as the unique identification number assigned by HPG to each Purchaser.

1.10 **"Multi-Source Award"** shall be defined as Vendor being designated as an approved source of Products and/or Services, with no limitation on HPG contracting for Participants to purchase comparable products and services from alternative suppliers pursuant to their contracts with HPG.

1.11 **"Optional/Preferred Source Award"** shall be defined as Vendor being designated as an approved source of the Products and/or Services listed in Exhibit A, with no limitation on HPG or Participants contracting for purchasing comparable products and services from alternative suppliers or on Participants purchasing comparable products and services from alternative suppliers on a non-contract basis.

1.12 **"Participant(s)"** shall be defined as member(s) of HPG who have entered into a Participation Agreement.

1.13 **"Participation Agreement"** shall be defined as a written member agreement with HPG that permits Participants and their Affiliates to purchase products and services from various vendors having purchasing agreements with HPG; and which designates HPG as such Participant's exclusive GPO for the product category that covers Products available hereunder.

1.14 **"Party"** and **"Parties"** shall be defined as Vendor and/or HPG.

1.15 **"Products"** shall be defined as those goods listed in Exhibit A to this Agreement.

1.16 **"Purchaser"** shall be defined as any Participant obtaining Products and/or Services from Vendor under this Agreement.

1.17 **"Services"** shall be defined as those services listed in Exhibit A to this Agreement as well as any services provided by Vendor, its subcontractors, and agents in connection with any Purchaser's purchase and/or use of Products.

1.18 **"Sole Source Award"** shall be defined as an agreement by HPG not to contract with any alternative supplier pursuant to which Participants can purchase products and services comparable to those listed in Exhibit A during the Term.

1.19 **"Term"** shall be defined, subject to the provisions of Section 16, as the period this Agreement is in effect, commencing on the Effective Date and expiring on the Expiration Date specified in Exhibit B to this Agreement, or as extended pursuant to a written agreement signed by both Parties.

2.0 General Purchasing Provisions

2.1 GPO Laws and Regulations. HPG represents and Vendor recognizes that HPG is a group purchasing organization. The Parties acknowledge that it is their intent to establish a business relationship in which payments by Vendor to HPG and Purchasers comply with the exceptions to the Medicare and Medicaid Anti-Kickback statute set forth at 42 U.S.C. § 1320a-7b(b)(3) (A) and (C), the "safe harbor" regulations regarding discounts set forth in 42 C.F.R. § 1001.952(h), and the "safe harbor" regulations regarding payments to group purchasing organizations set forth in 42 C.F.R. § 1001.952(j); and the Parties believe that the relationship contemplated by this Agreement is in compliance with those requirements.

2.2 Award Basis. HPG and Vendor hereby agree that they are entering into this Agreement pursuant to the award basis designated in Exhibit B to this Agreement.

2.3 Eligible Purchasers. Commencing on the Effective Date, all Participants located in the United States or its territories shall be eligible to obtain Products and/or Services from Vendor under this Agreement, including but not limited to acute care facilities, hospitals, ambulatory surgery centers, imaging centers, alternate site entities, physician practices, rehabilitation facilities, psychiatric centers, clinics or any other kind of healthcare providers, as well as any Participant distribution centers qualifying as a Participant and servicing other Participants and Purchasers. In addition to being able to obtain Products from Vendor pursuant to the terms of this Agreement, Purchasers shall be able to obtain Products from Vendor pursuant to the terms of the Facility Agreement. HPG shall update its list of eligible Purchasers on HPG's secured website for its vendors twice monthly. Vendor agrees to check the updated list, located at:

https://scrubs.healthtrustpg.com/Source/vendors/mm_listings/mm_vendor.xls

within five (5) business days following the 7th and the 21st of each month, and to update its list of eligible Purchasers within such 5-day period to accurately reflect the name, address, GPOID, and any other assigned identification code for each eligible Purchaser. Purchasers obtaining Products and/or Services from Vendor under this Agreement shall be considered third party beneficiaries hereunder. In the event Vendor's records show that a Purchaser is listed as a member of another GPO in addition to HPG, Vendor shall notify HPG and HPG will contact the Purchaser and obtain appropriate documentation from the Purchaser that indicates HPG is such Purchaser's exclusive GPO for the product category that covers Products available hereunder. Until such documentation is furnished, Vendor shall withhold payment of fees to any GPO for purchases by the

Purchaser in question, and upon presentation of the appropriate documentation, Vendor shall pay the withheld GPO Fees as appropriate.

2.4 Purchaser Obligations. Payment for purchases made by Purchasers under this Agreement shall be the sole responsibility of the Purchaser, and Vendor agrees that HPG shall have no responsibility or obligation for such payments or any other obligations of Purchasers under this Agreement.

2.5 Direct Purchases. If purchases are to be directly from the Vendor, as noted in Exhibit B, then upon receipt of an order from Purchaser (regardless of form or media used, or whether reference is made to this Agreement) Vendor agrees to sell and deliver to Purchaser the Products and/or Services listed in the order at the prices set forth in Exhibit A (including any discounts or rebates stated in Exhibit A), subject to and in accordance with the terms and conditions stated in this Agreement. No minimum quantity or dollar amount shall apply to any order unless expressly stated in Exhibit B to this Agreement. In the event Vendor charges a Purchaser a price higher than that stated in Exhibit A, upon discovery of such overcharge and payment thereof by the Purchaser, Vendor shall issue Purchaser a refund (not a credit) in the amount of such overcharge/over payment. If Vendor charges a Purchaser a price lower than that stated in Exhibit A, Vendor shall have the right to set-off the undercharge against any refund due for an overcharge/over payment. Vendor agrees that it will not refuse to honor any credit balance or refund obligation for any Purchaser based on such Purchaser's non-payment or short payment of an invoice on an unrelated purchase where the amount owed is not in dispute. No Purchaser may refuse to honor any payment obligation to Vendor based on an unrelated purchase by such Purchaser where the amount owed is not in dispute or by any other Purchaser. Vendor shall provide regular statements (at least quarterly) to Purchasers which list unapplied credits, and upon a Purchaser request, shall promptly refund the amount of the unapplied credits.

2.6 Purchases Through Distributors. If any Product is available through a Distributor, as designated in Exhibit B, then the terms and conditions of this Agreement which apply to shipment directly from Vendor to a Purchaser shall not be applicable to purchases of such Products through a Distributor; and unless otherwise designated herein, the prices listed in Exhibit A shall be the prices Vendor charges the Distributor, with the ultimate price paid by Purchaser determined by HPG and the Distributor. Vendor shall provide Product pricing and related information to HPG and Distributors, which is consistent with Exhibit A, any amendments to Exhibit A, and corresponding pricing files for EDI and Internet e-commerce transactions. Otherwise, with respect to purchases of Products through Distributors, all other terms and conditions of this Agreement shall apply to each purchase transaction by a Purchaser. Vendor shall assume total responsibility for obtaining from Distributors purchase information for each Purchaser so that Vendors accurately pay and report on GPO fees and rebates (if any).

2.7 Term. Subject to the termination provisions of Section 16, this Agreement shall have a Term commencing on the Effective Date and expiring on the Expiration Date specified in Exhibit B to this Agreement, with the obligation of Vendor to first make Products and/or Services available hereunder beginning as of the Effective Date. Except as otherwise provided herein, the provisions of this Agreement, including prices, shall be effective from the Effective Date through the Expiration Date. If Products and/or Services by Purchaser after the Effective Date are provided by Vendor at a price higher than that provided by this Agreement, then Vendor shall issue refunds for all purchases of Products and/or Services, such that the net purchase price will equal that stated in this Agreement. Prices for Products and/or Services may not be increased except pursuant to a written amendment to this Agreement that has been signed by both Parties, except as otherwise expressly stated in Section 20.3 or Exhibit B.

2.8 Independent Contractor Relationship. The Parties agree that Vendor is an independent contractor and that this Agreement does not create any agency, employment, or joint venture relationship, or any right of either Party to obligate the other Party to any legal or financial obligation.

2.9 Capital Investments. Vendor assumes the full and complete risk of any capital investments Vendor makes to enable or enhance its capabilities to serve HPG and to provide Products and Services to Purchasers under this Agreement. In no event will HPG, any Participant, or any Purchaser assume any financial or other risk associated with capital investments made by Vendor as a result of or related to this Agreement.

2.10 Orders. The terms set forth in this Agreement shall apply to each order by a Purchaser, whether such order is communicated by Purchaser's purchase order form, EDI, internet e–commerce, facsimile, orally, or any other method, or whether reference is made to this Agreement.

2.11 Multiple Product Purchasing Arrangements. The parties acknowledge that vital signs monitoring products such as pulse oximeters may be considered as Clinical Preference Products as defined in the HIGPA Code of Conduct adopted July 24, 2002.

3.0 GPO Fees, Rebates, Reporting, Prices, Payments

3.1 GPO Fees. In consideration for the administrative and other services HPG shall perform in connection with purchases of Products and Services under this Agreement by Purchasers, Vendor agrees to pay HPG GPO fees as provided in Exhibit B to this Agreement (**"GPO Fees"**) for all purchases of Products and Services under this Agreement, whether such purchases are made directly from Vendor or through a Distributor, or whether such purchases are made at prices other than those stated in Exhibit A. If a percentage is listed in Exhibit B for the GPO Fee, the percentage shall be applied against the net dollar volume of purchases (excluding any added freight charges) of Products and Services by Purchasers during the applicable time period (i.e., total sales less refunds and credits on returns, rebates and discounts). The payment of such GPO Fees is intended to be in compliance with the exception to the Medicare and Medicaid Anti–Kickback Statute set forth at 42 USC § 1320a–7b(b)(3)(C) and the "safe harbor" regulations set forth in 42 C.F.R. § 1001.952(j). The GPO Fees for purchases under this Agreement during each calendar quarter during the Term shall be paid by Vendor to HPG within thirty (30) days after the end of each calendar quarter. However, information on sales through distributors may be substantially delayed due to the distributors' delay in providing timely sales information. Vendor shall provide electronic reports with each GPO Fee payment that accurately list purchases upon which GPO Fees are based by each Purchaser for the applicable quarter and any other information that may be required to enable HPG to comply with 42 C.F.R. § 1001.952(j). Electronic reports shall be in a format and have content that is mutually acceptable by HPG and Vendor.

3.2 Rebates. If any rebates are to be paid under this Agreement, Vendor agrees to pay rebates based on purchases of Products and/or Services by Purchasers in the amounts stated in Exhibit A to this Agreement. If a percentage is stated for the rebate, then the rebate shall be determined by multiplying the stated percentage against the dollar amount actually paid by the Purchaser (excluding any added taxes, duties, freight, packaging and insurance charges) for Products and Services purchased hereunder. Unless otherwise agreed in writing by Vendor and the Participant/Purchaser (in which event Vendor shall disclose the existence and amounts of such rebates to HPG), rebates shall be payable directly to HPG for payment to Participants/Purchasers, shall be based on purchases by Purchasers under this Agreement made during each calendar quarter during the Term, and shall be paid within thirty (30) days after the end of each calendar quarter. The payment of rebates is intended to be in compliance with the exception to the Medicaid and Medicare Anti-Kickback Statute set for at 42 U.S.C.A. §1320a-7b(b)(3)(A) and the "safe harbor" regulations set forth in 42 CFR §1001.952(h). For rebate payments made directly to HPG, Vendor shall provide electronic reports with each rebate payment that contain sufficient detail to permit HPG to accurately allocate the appropriate amounts to each Participant/Purchaser. For rebate payments made directly to Participants/Purchasers, Vendor shall provide electronic reports with each rebate payment that contain sufficient detail to permit the Participant/Purchaser to accurately account for the rebates on its accounting records and its cost reports under any government healthcare plan, and provide a copy of such report to HPG at the time payment is made to the Participant/Purchaser.

3.3 Vendor Reports. The Vendor reports submitted pursuant to Sections 3.1 and 3.2 shall include a listing of each Purchaser by the Purchaser "GPOID" number supplied with HPG's list of eligible Purchasers. If Vendor uses its own customer identification number, then Vendor shall also provide the GPOID for each Purchaser. The Vendor reports shall be sent by e-mail to:

vendorbackup@healthtrustpg.com

If Vendor does not have internet access, then Vendor shall save the required reports on diskettes or compact disks and send them to HPG along with the GPO Fee and rebate payments to the address listed in Section 3.6.

3.4 Prompt Payment Acknowledgement. Vendor acknowledges that failure to promptly pay rebates and GPO Fees, or to submit accurate reports will delay HPG's payment and/or reporting of rebates and/or GPO Fees to Participants and Purchasers, thereby potentially causing Participants and Purchasers to be unable to accurately complete cost reports required under United States government reimbursed healthcare programs.

3.5 Payment Terms and Late Fees. HPG shall have the right to charge, and Vendor agrees to pay, a late fee equal to one percent (1%) per month (or the maximum allowed by law, whichever is less) of the amount of any GPO Fees, rebates, or other fees not paid by Vendor in accordance with the payment terms stated herein or, if not otherwise stated herein, within thirty (30) days from receipt of an invoice therefor and that remain unpaid for ten (10) days after HPG provides written notice of delinquency. Timely payment without the required reports shall be considered as non-payment until reports meeting the above requirements have been delivered to HPG.

3.6 Addresses for Payments. GPO Fees and Rebates shall be sent to HPG as follows:

For delivery of checks that require proof of delivery:

HealthTrust Purchasing Group
c/o Wachovia Bank
Attn: Wholesale Lockbox– P. O. Box 751576
Building 2C2–NC0802
1525 West WT Harris Blvd
Charlotte, NC 28262
Telephone No.: 704–590–5382

For wire payments:

HealthTrust Purchasing Group
c/o Wachovia Bank
ABA #053000219
Account #2079900143067
Charlotte, NC 28275–1576

For all other mail deliveries:

HPG C/O Wachovia Bank
Account Number: 2079900143067
P.O. Box 751576
Charlotte, NC 28275–1576

3.7 Electronic Reports. In addition to the Product pricing listed in Exhibit A to this Agreement, on or prior to the Effective Date, Vendor agrees to provide HPG with an electronic copy of Exhibit A that conforms to standards mutually acceptable by HPG and Vendor.

4.0 EDI and E–Commerce

4.1 Transmission of Orders. Order placement, order confirmation, change orders and invoices for Products and Services obtained pursuant to this Agreement shall be sent by use of EDI or by internet based e–commerce system, except where Vendor or a Purchaser does not have the capability to use either method, or as otherwise authorized pursuant to Exhibit B.

4.2 GHX. Vendor acknowledges that: (a) HPG has entered into an arrangement with Global Health Exchange, LLC ("GHX") for GHX to provide to HPG and Participants internet–based e–commerce services associated with the ordering of products and services; (b) many Participants will transition from EDI ordering systems to the GHX internet–based electronic marketplace system for order placement and confirmation; (c) Vendor will reasonably cooperate with HPG and GHX in facilitating efficient transactions with Participants and Purchasers, and if applicable, any Distributor, through the GHX e–commerce system; and (d) if it has not already done so, Vendor will use commercially reasonable efforts to enter into an agreement with GHX on mutually agreed terms, which will permit Products and Services to be obtained by Purchasers using the GHX internet–based e–commerce system. Vendor acknowledges that Vendor will not have access to the GHX internet–based e–commerce system unless it negotiates a user agreement with GHX.

4.3 Transaction Data. Vendor and HPG acknowledge and agree that, as to any transactions for Product and/or Services through the GHX e–commerce system, Vendor and the applicable Purchaser shall own all transaction data, but that HPG shall have the right to have access to such transaction data for performance of its group purchasing functions.

5.0 Price Warranty

5.1 Comparable Customers. Vendor represents and warrants that the prices charged for the Products and/or Services purchased hereunder, net of all discounts and rebates, do not exceed Vendor's net prices for the particular Products and/or Services charged to others who are the same class of customer as are Purchasers and who purchase under substantially similar contract terms and purchase volume commitments.

5.2 Price Decreases. If Vendor offers any price decreases for Products and/or Services to a substantial number of its customers during the Term, Vendor agrees to notify HPG of such price decreases and make such decreases available to similarly situated Purchasers immediately and in like amounts.

6.0 State Sales or Use Taxes

6.1 Tax Collection. Vendor shall be registered in all taxing jurisdictions where it is legally required to register. Any federal, state, or local sales, use, excise, or other similar tax imposed on Vendor by virtue of this Agreement or the Products and/or Services provided by Vendor hereunder, or any such taxes imposed on Purchaser, shall be collected from Purchaser by Vendor, and paid to the appropriate taxing jurisdiction by Vendor. Each invoice to Purchaser shall clearly and separately state the amount of such tax. Vendor shall promptly refund to Purchasers in cash, any over–charges of taxes collected by Vendor from Purchasers.

6.2 Tax Reconciliation. Upon request, Vendor shall provide reasonable assistance to HPG and each Purchaser to provide data and information in Vendor's possession to assist Purchaser's reconciliation of its item files to Vendor's files with regard to tax rates and taxability of Products and/or Services, including the provision of the following information to the extent Vendor tracks and has actual knowledge of such information:

(1) Is the product or package labeled in a manner that indicates it's available only with a physician's prescription (i.e., is it a federal legend item)?

(2) Is the item a kit, pack, or tray? If yes, list all items contained in the kit, pack, or tray and each item's approximate percentage of costs.

(3) Is the product for single patient use?

(4) Does the product carry a National Drug Code ("NDC") label or serve as a generic equivalent for a product carrying an NDC label?

(5) Is the product medicated? If yes, what is the primary active ingredient?

6.3 Tax Information. Vendor shall furnish to HPG and each Purchaser, upon request, a copy of Vendor's registration certificate and number within each taxing jurisdiction prior to collecting such sales or use taxes. If a purchase is tax-exempt, such Purchaser shall, prior to purchase, furnish Vendor with any documents necessary to demonstrate its tax-exempt status. Vendor shall also provide to each Purchaser, upon request, Vendor's Federal Tax Identification number.

7.0 Vendor Delivery Performance; Customer Service

7.1 Delivery Performance Warranty. Vendor represents and warrants to HPG and Purchasers that it shall make commercially reasonable efforts to maintain in inventory at appropriate locations sufficient quantities of each Product and shall both choose a transportation mode and carrier and provide said carrier with appropriate instructions to ensure that any Purchaser ordering Products will receive delivery within seven (7) business days after the date the order is received by Vendor (except for build-to-order products) unless a different delivery schedule is stated in Exhibit A or B, in which case the stated delivery schedule time period in Exhibit A or B shall apply to this warranty. This delivery performance warranty shall become effective with respect to each such Product thirty (30) calendar days from the Effective Date of this Agreement, if such Product is listed in Exhibit A, or from the date such Product is later added to Exhibit A of this Agreement.

7.2 Delivery Failures. If Vendor anticipates that it will not be able to deliver any particular Product ordered by any Purchaser within the later of (i) seven (7) business days following either the date of receipt of the order (or within the delivery schedule of Exhibit A or B, if applicable); or (ii) the date of delivery stated in the order, Vendor shall immediately notify the Purchaser and work with the Purchaser to resolve the supply issue to Purchaser's satisfaction. This resolution may include assistance in the identification and location of an acceptable substitute at the same or lower pricing as the unavailable Product. Vendor shall be responsible for paying additional costs for any expedited shipment of Products required to meet the delivery obligations stated in this Agreement. However, Purchaser shall be required to pay any additional freight charges for any shipment where Purchaser requests a delivery period shorter than that stated in this Agreement. Payment of such additional shipping charges shall be in accordance with the freight payment terms of Exhibit B.

7.3 Remedies for Delivery Failures. If Vendor is unable to ship Product or provide Services within the time periods specified in this Agreement or applicable order, Purchaser shall have the right to either cancel the order, in whole or part, to accept alternative delivery dates, or to order a replacement from another source, in addition to any other rights of Purchaser arising under this Agreement or by law. If Vendor backorders Products for any order or portion thereof which it is unable to ship for delivery within the required time period, Vendor shall notify the Purchaser and Purchaser the option of canceling the order with respect to the backordered Products.

7.4 Intentionally Omitted.

7.5 No Breach of Award. Neither Purchaser nor HPG shall be deemed to be in breach of any Sole Source Award or Dual Source Award terms of this Agreement (if any) as a result of the purchase of replacements for Product that Vendor is unable to provide as required by the terms of this Agreement.

7.6 Vendor Support. Vendor shall provide customer service support staff for receipt of telephone calls, e–mails and facsimiles from Purchasers and HPG for the purpose of resolving issues related to transactions under this Agreement. Vendor's service representatives shall be available between 6:00 A.M. and 5:00 P.M. Pacific time, Monday through Friday, except for holidays.

8.0 Shipment, Risk of Loss, Freight Charges

8.1 Shipment Terms. Freight/shipping charges, including insurance for the full value of Product shipped, are not included in the Product price and shall be "prepaid" by Vendor and added to the invoice as a separate line item that is identified as either "freight" or "shipping" and "insurance" charges. Freight charges shall be for the net charge by the carrier and shall not include any up–charges.

8.2 Packaging. Vendor assumes all responsibility for proper packaging of Products for safe shipment to Purchaser, in accordance with both the packing and shipping regulations of the transportation service provider, and also, if applicable, the packaging, marking, labeling and shipping paper requirements of the United States Department of Transportation's Hazardous Material Regulations.

8.3 Risk of Loss. Products shall be shipped on an F.O.B. origin basis, with title and risk of loss or damage passing to the ordering Purchaser upon Vendor's delivery of the Products to the carrier. In the event of a damaged, lost or missing shipment, Vendor shall, at Purchaser's request and discretion, and at no cost to the Purchaser, submit a claim on behalf of the Purchaser with the carrier, and ensure the claim is resolved to Purchaser's reasonable satisfaction.

8.4 Shipping and Handling. Except as set forth in Exhibit B, no "Handling" or "Shipping and Handling" charges shall be added to any invoice, and Purchasers shall have no obligation to pay "Handling" or "Shipping and Handling" charges for purchases under this Agreement.

8.5 Intentionally Omitted.

9.0 Warranties and Disclaimer of Liability

9.1 Product Warranties. Vendor represents and warrants to HPG and Purchasers that the Products when delivered:

9.1.1 are new and not used, remanufactured or reconditioned (unless specified in the order);

9.1.2 intentionally omitted.

9.1.3 are warranted to perform as set forth in Exhibit B;

9.1.4 do not contain latex, mercury, polyvinyl chloride (PVC), 2 di–ethyl hexyl phthalate (DEHP) or any other chemical or component that has been determined to be a health and/or environmental hazard; except as noted below: (1) certain Masimo monitors, including but not limited to the Radical and Radical 7 monitors, contain a sealed mercury switch, and (2) many Vendor Products have PVC components that may contain DEHP as a plasticizer.

9.1.5 conform to or exceed applicable United States government approved grading applicable at time of shipment to Purchaser;

9.1.6 and any Services provided, conform to or exceed the requirements of all applicable industry standards and federal, state and local laws, regulations and ordinances, including Federal Drug Administration ("FDA") rules, regulations, guidelines and required approvals, requirements imposed by the Joint Commission ("JC") and Medicare/Medicaid conditions of participation, and any amendments thereto; and that Products will not display or print out any information that contains any abbreviations prohibited by JC standards;

9.1.7 if the Products are electrically powered, each Product is provided with a heavy–duty grade power cord that meets the requirements of UL–544, UL 60601–1, or NFPA 99 § 8–4.1 (and subsets) or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices; the adapters and extension cords, if needed, for the use of this Product, meet the requirements of NFPA 99 § 8–4.1.2.5 or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices; and to the extent other requirements of NFPA apply to any Product, whether or not specifically referenced in this Agreement, Products will comply with such applicable NFPA standards;

9.1.8 carry a safety mark, if required by the Occupational Safety and Health Administration ("OSHA"), from a National Recognized Testing Laboratory ("NRTL") for use of electrical equipment in a public facility (as specified in the OSHA 29 CFR Standards, Part 1910, Subpart S–Electrical, Sec 1910.399.);

9.1.9 are listed with Underwriters Laboratory ("UL") or a nationally recognized testing laboratory as suitable for use in a healthcare facility, if such listing is available for Products; if Products include medical electrical equipment, Products shall meet or exceed the requirements of either UL–544 or UL 60601–1Medical Electrical Equipment, Part 1: General Requirements for Safety, as amended or superseded, or the then most current UL, National Fire Protection Association ("NFPA") 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices;

9.1.10 if the Products are electrically powered, each Product is provided with a heavy–duty grade power cord that meets the requirements of UL–544, UL 60601–1, or NFPA 99 § 8–4.1 (and subsets) or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices; the adapters and extension cords, if needed, for the use of this Product, meet the requirements of NFPA 99 § 8–4.1.2.5 or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices; and to the extent other requirements of NFPA apply to any Product, whether or not specifically referenced in this Agreement, Products will comply with such applicable NFPA standards;

9.1.11 to the extent applicable, meet the requirements of NFPA 99 for Health Care Facilities, Chapter 8 or UL 544 or UL 2601–1 or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices, with maximum leakage current not to exceed the values set forth in NFPA 99 § 7–5.1.3 or 7–5.2 or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices, as applicable. (Actual leakage current test values for Products shall be furnished by Vendor at the request of HPG or any Purchaser);

9.1.12 if the Products are equipment intended for use in an operating room environment or other location with anesthetizing equipment, each Product is labeled in accordance with NFPA 99 § 9–2.1.8.3 or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices; each Product label shall indicate whether it is suitable for use in anesthetizing locations under the requirements of NFPA 70 § 13–4.1 and 99 §7–5.1 or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices; if Product is intended to be used in locations where flammable anesthetics are used, the Product shall be marked in accordance with NFPA 70 § Article 505–9 or the then most current UL, NFPA 99, NFPA 70, FDA, or other applicable standard/code that addresses the safety and marking requirements of electrical medical devices. References to UL or NFPA code sections in this Section 9.1 shall also be deemed to apply to any amendments or superseding sections thereto;

9.1.13 if the Products are equipment, each Product is shipped with an operator or user manual which includes:

9.1.13.1 Illustrations that show locations of controls.

9.1.13.2 Explanation of the function of each control.

9.1.13.3 Illustrations of proper connection to the patient and other equipment.

9.1.13.4 Step–by–step procedure for proper use of appliance.

9.1.13.5 Safety precautions (or considerations) in application and in servicing.

9.1.13.6 Effects of probable malfunctions on patient and employee safety.

9.1.13.7 Difficulties that might be encountered, and care to be taken if the Product is used on a patient at the same time as other electric devices.

9.1.13.8 Circuit diagrams for the particular Product shipped.

9.1.13.9 Functional description of the circuits in Product.

9.1.13.10 Power requirements, heat dissipation, weight, dimensions, output current, output voltage and other pertinent data for the Product.

9.1.13.11 All other warnings and instructions necessary to operate the equipment safely, effectively, and efficiently.

9.1.14 if the Products are equipment, each Product contains:

9.1.14.1 Certification that it meets medical device labeling requirements under the applicable FDA regulation.

9.1.14.2 Condensed operating instructions clearly and permanently displayed on the Product itself.

9.1.14.3 Nameplates, warning signs, condensed operating instructions, labels, etc. that are legible and will remain so for the expected life of the Product under the usual stringent hospital service cleaning conditions.

9.1.14.4 Labeling in compliance with the medical device labeling requirements under the applicable FDA rules, regulations, and guidelines.

9.1.14.5 Labeling that provides all other warnings and instructions necessary to operate the equipment safely, effectively, and efficiently.

9.2 Product Failures. If any Product purchased hereunder fails to function in accordance with the express warranties stated herein within the warranty period stated in Exhibit B, then Vendor shall promptly repair or replace, at Purchaser's option, the Product at no additional cost to Purchaser. The terms and conditions of any warranty provided by Vendor hereunder, including the length of the warranty, shall not reduce or eliminate any remedy available to Purchasers under Section 9.7 concerning any recall or provided by any federal, state, or local agency.

9.3 Good Title. Vendor further represents and warrants to HPG and Purchasers that Vendor has good title to the Products supplied and that the Products are free and clear from all liens and encumbrances, and Purchasers shall quietly and peacefully possess the Products without interruption or disturbance by a third party.

9.4 Non–Infringement. Vendor has no knowledge that the Products and the possession and the use thereof by Purchaser in the manner intended by Vendor infringe or misappropriate the patent, trade secret, trademark, copyrights or other intellectual property rights of any third party. To the extent Purchaser's purchase, possession and/or use of any Products is covered by any intellectual property rights owned by Vendor or any Affiliates of Vendor, provided Purchaser has paid the purchase price for Products, Vendor hereby expressly grants Purchaser a non–exclusive, perpetual, irrevocable license under such intellectual property rights to possess and use the Products in the manner described in Vendor's Product documentation.

9.5 Services. If Vendor is required to provide any Services under this Agreement, Vendor expressly represents and warrants to HPG and Purchasers that such Services shall be performed timely, in a workman–like manner, consistent with industry standards; in compliance with all applicable federal, state and local laws and regulations; and otherwise in conformance with any standards provided in any exhibit to this Agreement. Vendor shall obtain at its own cost any and all necessary consents, licenses, approvals, and permits required for the provision of Services. Vendor represents and warrants that any of its representatives routinely visiting the premises of any Purchaser shall comply with such Purchaser's credentialing and other policies, as applicable, provided that Purchaser shall obtain the consent of such representatives for any testing or background checks.

9.6 Beneficiaries; Survival. The express representations and warranties provided in this Agreement, together with any additional representations and/or warranties of Vendor, shall run to HPG, Purchaser and their successors and permitted assigns and shall survive the termination or expiration of this Agreement. Vendor acknowledges and agrees that HPG would not execute this Agreement and Purchasers would not purchase Products and/or Services but for the representations and warranties set forth in this Agreement.

9.7 Recalls. In the event any Product or any of its components will be or are subject to recall, as that term is defined under 21 C.F.R. Part 7 (**"Recall"**), or subject to an FDA–initiated court action for removing or correcting violative, distributed products or components ("FDA–initiated court action"), Vendor shall promptly notify Purchasers and HPG. Notices to HPG shall be sent by e–mail to:

vendorrecall@healthtrustpg.com, and the parties shall cooperate to the extent reasonably necessary to conduct such recall in accordance with the policy and procedure established by the Vendor to address the recall. Vendor's liability for a Product recall shall be limited to, at Vendor's sole discretion and in full compliance with FDA requirements, the repair or replacement of the part that causes the recall, or the return of the purchase price. Vendor shall be responsible for the cost it incurs for repairing and/or replacing the Product affected by the recall and for the payment of all freight or shipping charges involved with such recall. This paragraph is not intended to further limit Masimo's liability for product failures as set forth elsewhere in this Agreement.

including the warranty set forth in Exhibit B and the indemnification obligations set forth in Section 11.

9.8 To the extent such Recall precludes Vendor from supplying any Products or Services under this Agreement, any Purchaser compliance requirements or purchase requirements under this Agreement or any facility agreement between any Purchaser and Vendor related to such Products shall not be effective for as long as Vendor is unable to supply such Products. In the event any Product pricing is dependent upon a Purchaser meeting compliance or purchase requirements for designated Products, a Purchaser's pricing will not change for failure to meet the compliance or purchase requirements during the time period when Vendor is unable to provide said designated Products. Disaster Recovery Plan. Vendor represents and warrants to HPG and Purchasers that it has and shall maintain a disaster recovery plan to ensure delivery of Products upon the occurrence of any event or circumstance beyond Vendor's reasonable control, including without limitation acts of God, war or terrorist attack, riot, strike, labor disturbance, fire, explosion or flood at its primary manufacturing and distribution locations, and agrees to review such plan with HPG upon request.

9.9 Documentation. Upon request, Vendor will supply HPG and Purchasers with written documentation, including certifications, operators manuals, safety marks, and the like for Products, prior to a purchase or installation.

9.10 Safety Performance Testing Data. Upon request, Vendor will provide to HPG and Purchasers the safety performance testing data it submitted to the FDA before a Product is purchased and documents demonstrating compliance with IEC 60601−1 + United States deviations (UL2601−1/UL6061−1)

9.11 Limitations; Mitigation. Except as is otherwise provided herein and except as may arise from a Party's or any Purchaser's GROSS NEGLIGENCE, WILLFUL MISCONDUCT, BREACH OF SECTION 12 ("CONFIDENTIALITY") OR OBLIGATIONS PURSUANT TO SECTION 11.1 ("INDEMNITY"), NEITHER PARTY NOR ANY PURCHASER SHALL BE LIABLE TO THE OTHER FOR THE OTHER'S SPECIAL, CONSEQUENTIAL, PUNITIVE, INCIDENTAL OR INDIRECT DAMAGES, HOWEVER CAUSED, ON ANY THEORY OF LIABILITY, AND WHETHER OR NOT THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ANY COSTS AND EXPENSES INCURRED BY HPG AND ANY PURCHASERS OR BY VENDOR TO MITIGATE OR LESSEN ANY DAMAGES OR HARM CAUSED BY ANY FAILURE OF PRODUCTS OR SERVICES TO COMPLY WITH THE WARRANTIES REFERENCED IN THIS AGREEMENT SHALL BE CONSIDERED DIRECT DAMAGES.

10.0 Inspection

All Products shall be subject to inspection and acceptance for up to ten (10) days after receipt by Purchaser, (the "**Acceptance Period**") to confirm that such Product, as delivered, performs in material compliance with its published specifications. Any Products which do not comply with Purchaser's purchase order; in any way fail to comply with the warranties provided under this Agreement; or are defective in any way at any time prior to the end of the applicable

Acceptance Period, may be rejected by Purchaser on written notice to Vendor irrespective of date of payment therefor. If Vendor has not received such notice within the Acceptance Period, the Equipment is deemed accepted upon expiration of the Acceptance Period. Purchaser may hold any Product rejected for reasons described herein pending Vendor's instructions, or Purchaser, by mutual agreement with Vendor, may return such Products to Vendor at Vendor's expense, F.O.B. Origin, Freight Collect.

11.0 Indemnity

11.1 Bodily Injury. Vendor will defend, indemnify and hold HPG and Purchasers harmless against any and all liability, loss, damages, costs or expenses (including reasonable attorney's fees) that HPG and/or Purchaser may hereafter incur, as a result of any injury, illness or death of any person which is caused by any Products, to the extent that such injury, illness or death resulted from (i) Vendor's design or manufacture of Products or (ii) failure of any Product to materially comply with its published specification. "Product(s)" includes all those listed on Exhibit A, including any Sensors and Equipment provided to Purchaser under this Agreement, including without limitation third party monitors that contain Vendor SET or Rainbow SET technology under license from Vendor ("OEM Monitors").

11.2 Infringement. Vendor will defend, indemnify and hold HPG and Purchasers harmless against infringement or alleged infringement directly resulting from Products furnished under this Agreement as well as the use thereof in the manner specified by Vendor, of any patent, copyright, trademark, trade secret, or any other proprietary right of any third party. In the event of such claim, Vendor shall, at its sole discretion, either (i) modify the particular Product to make it non-infringing, (ii) obtain a license to allow the continued use of the Product, or (iii) terminate this Agreement, and take possession of and refund all fees paid for the infringing Products.

11.3 Exclusions. As conditions for indemnification, HPG and Purchasers shall (i) promptly notify Vendor of any claims for indemnity under this Section 11, (ii) give Vendor an adequate opportunity to defend, including complete control of such defense, and (iii) provide reasonable assistance to Vendor, at Vendor's expense and request, in connection with the defense and settlement of any such claim. Vendor shall have no liability for settlements made without Vendor's express written consent. Should HPG or Purchaser desire to have its own counsel participate in any such action, provided Vendor has undertaken the defense of such action, the cost of such counsel shall be exclusively HPG's or Purchaser's. Notwithstanding the above, Vendor shall not be liable for any infringement of intellectual property rights of third parties or for any liability, loss, damages, costs or expenses which Purchaser may incur as a result of any injury, illness or death resulting from (a) alterations or modifications to the Products made by Purchaser or third parties at Purchaser's request and without the written approval of a Vendor executive vice president or chief executive officer, (b) electrical/electronics, software/firmware, sensors, or product interface not furnished by Vendor, (c) combination of the Products with other apparatus or technology not furnished by Vendor, (d) use of Products in combination with products or components not supplied by Vendor, (e) use of Products expressly prohibited under this Agreement (if any), or (f) for any claims not related directly to the Products. The preceding Vendor indemnification obligations apply to claims arising out of Vendor SET or Rainbow SET technology contained in OEM Monitors or the combination of such technology with Vendor Sensors and Equipment.

11.4 If Vendor fails to assume its obligation to defend an HPG Indemnitee, then an HPG Indemnitee may do so to protect its interest and seek reimbursement from Vendor.

11.5 Reimbursement of Costs for Third Party Litigation. With respect to any litigation when HPG is not a party thereto, in the event any subpoena or other legally binding request on HPG is served by or on behalf of Vendor or any Affiliates of Vendor, requesting copies of documents maintained by HPG, Vendor agrees to reimburse HPG for its out-of-pocket costs associated with compliance with such requests. With respect to any litigation when Vendor is not a party thereto, in the event any subpoena or other legally binding request on Vendor is served by or on behalf of HPG, a Purchaser or any Affiliates thereof requesting copies of documents maintained by Vendor, such litigant agrees to reimburse Vendor for its out-of-pocket costs associated with compliance with such requests.

12.0 Confidentiality; Software License & Use Restrictions.

12.1 Confidentiality Obligations. During the Term and surviving its expiration or termination, the Party receiving confidential information (**"Recipient"**) will regard and preserve as confidential and not disclose publicly or to any third party all information related to the business of the other Party (**"Discloser"**), Purchasers and their Affiliates, clients and patients that may be obtained as the result of performance under this Agreement. Each Party agrees to hold the terms of this Agreement in confidence in accordance with the terms of this Agreement. Vendor agrees that the list of eligible Purchasers, the terms of this Agreement, including the sales volumes of Products and Services, in the aggregate or by Purchaser, shall also be held in confidence and not disclosed publicly. HPG shall hold in confidence as Vendor's confidential information all pricing for Products and Services, except HPG may disclose pricing to its Participants in confidence on a need to know basis in connection with the performance of this Agreement. Subject to the requirements of Section 12.3 HIPAA Requirements below and any applicable law or regulation, the confidentiality obligations of this Section 12.1 do not apply to: (a) information that is publicly known prior to the disclosure or becomes publicly known through no wrongful act of the Recipient; (b) information that was in lawful possession of the Recipient prior to the disclosure and was not received as a result of any breach of confidentiality with respect to the Discloser, Purchaser or their Affiliates; (c) information that was independently developed by Recipient outside the scope of this Agreement; (d) information which Recipient is required to disclose by law, court order or regulatory agency request; or (e) information that must be disclosed to third parties in confidence for performance under this Agreement. In the event of a request for disclosure falling under part (d) above, immediate notice of such request shall be provided to the Discloser in order to provide an opportunity to oppose such request for disclosure.

12.2 Exclusions. HPG shall have the right to use Vendor pricing information on Products and Services for HPG's internal analyses and for creating pricing evaluations for disclosure to potential Participants pursuant to a confidentiality agreement. HPG shall also have the right to disclose such information to third parties for performance of such analysis pursuant to a confidentiality agreement. HPG shall have the right to disclose the terms of this Agreement to Participants and to also provide copies of this Agreement to potential purchasers of any Purchaser or Participant, provided such disclosure is made pursuant to the terms of a confidentiality agreement. HPG and Purchasers shall have the right to provide Product and Service pricing information in confidence to third party e–commerce companies which process orders between Purchasers and Vendor

12.3 HIPAA Requirements. Vendor acknowledges that many Purchasers are **"covered entities"** as that term is defined at 45 C.F.R. § 160.103. Vendor agrees to comply with the Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996, as codified at 42 U.S.C. § 1320d *et seq.* (**"HIPAA"**) and any current and future regulations promulgated thereunder including without limitation the federal privacy regulations contained in 45 C.F.R. Parts 160 and 164 (the **"Federal Privacy Regulations"**), the federal security standards contained in 45 C.F.R. Parts 160, 162 and 164 (the **"Federal Security Regulations"**), and the federal standards for electronic transactions contained in 45 C.F.R. Parts 160 and 162 (the **"Federal Electronic Transaction Regulations"**), all as amended from time to time and collectively referred to herein as the **"HIPAA Requirements"**. Vendor agrees not to use or further disclose any Protected Health Information (as defined in the Federal Privacy Regulations) or EPHI (as defined in the Federal Security Regulations) other than as permitted by the HIPAA Requirements and the terms of this Agreement. Vendor will make its internal practices, books, and records relating to the use and disclosure of Protected Health Information available to the Secretary of Health and Human Services (**"HHS"**) to the extent required for determining Purchaser's compliance with the HIPAA Requirements.

12.4 Software License Grant. The Products contain Vendor proprietary software (the "Software"), trade secrets and other proprietary information (collectively, "Intellectual Property"). Vendor grants to Purchaser a non–exclusive, non–transferable, perpetual license to use the Software and Intellectual Property in connection with its use of the Products. This Agreement does not constitute a sale of the Software or any Intellectual Property. The Purchaser may not reverse engineer, copy, modify, loan, rent, lease, assign, transfer, or sub–license the Software or Intellectual Property without Vendor's prior written consent, which may be withheld at Vendor's sole discretion; any attempt to do so will render the license null and void and the right to use the Software and Intellectual Property invalid.

12.5 Limited Use of Equipment. [...***...]. HPG shall advise

***Confidential Treatment Requested**

Purchasers that the monitors are not intended to be used by anyone other than the Purchaser's qualified and trained personnel or third party maintenance personnel trained by Vendor (or trained in accordance with Vendor's maintenance processes in the case where Vendor trains the trainer for the third party service provider). Except as is described in the applicable user documentation or pursuant to Vendor's maintenance training, the Purchaser may not modify or connect other monitors to the Vendor monitors, including software, hardware and related instruments without Vendor's prior written authorization, which authorization may be withheld at Vendor's sole discretion. The Parties acknowledge that the monitors, Software, sensors and related disposable accessories are intended for use for processes, procedures, experiments or any other uses for which are cleared for use by the Food and Drug Administration (FDA).

13.0 Publicity

Vendor shall have the right to issue a press release within thirty (30) days after the Effective Date announcing the execution of this Agreement, subject to obtaining HPG's prior written approval on the text of such release, which shall not be unreasonably withheld. Except as stated above, no advertisement, solicitation, or public announcement of the existence of this Agreement or the relationship created hereby may be made by Vendor, unless Vendor is required by law to do so. In such event, the text of any proposed announcements should be first submitted in writing to: Vice–President, National Agreements, HealthTrust Purchasing Group, 155 Franklin Road, Suite 400, Brentwood, TN 37027. Any violation of this provision shall be considered a material breach of this Agreement, conferring on HPG the right to terminate this Agreement immediately without any right of Vendor to cure such breach.

14.0 Insurance

During the Term, Vendor shall maintain at its own expense commercial general liability insurance for bodily injury, death and property loss and damage (including coverages for product liability, completed operations, contractual liability and personal injury liability) covering Vendor for claims, lawsuits or damages arising out of its performance under this Agreement, and any negligent or otherwise wrongful acts or omissions by Vendor or any employee or agent of Vendor, with HPG and Purchasers listed as additional insureds. All such policies of insurance may be provided on either an occurrence or claims–made basis, and shall provide limits of liability in the minimum amount of five million dollars ($5,000,000) per claimant (**"claimant"** is defined as the injured person, his/her spouse, and children, if any) with an annual aggregate of ten million dollars ($10,000,000). If such coverage is provided on a claims–made basis, such insurance shall continue throughout the Term and for a period of at least five (5) years thereafter, and upon the earlier expiration or cancellation of the insurance, Vendor shall purchase or arrange for the purchase of either an unlimited reporting endorsement ("Tail" Coverage) or "Prior Acts" coverage from the subsequent insurer, with a retroactive date on or prior to the Effective Date of this Agreement and for a period of not less than five (5) years following the termination or expiration of this Agreement. Vendor shall also maintain Automobile Liability insurance with limits of two million dollars ($2,000,000) per accident, Worker's Compensation with statutory limits as applicable and Employer's Liability insurance with limits of one million dollars ($1,000,000). Upon HPG's request, Vendor, or Vendor's agent, shall provide HPG with a copy of all such policies and/or certificates of insurance satisfactory to HPG, evidencing the existence of all coverage required hereunder. Vendor shall require its insurance carriers or agents to provide HPG, and Vendor shall also provide HPG, with not less than thirty (30) days prior written notice in the event of a change in the liability policies of Vendor (ten (10) days if any such policy is cancelled for failure to pay renewal premiums).

15.0 Order Cancellation

Purchaser may cancel any order arising out of this Agreement in whole or in part, without liability, if (i) Products have not been shipped as of the date of Vendor's receipt of notice of cancellation (and, in the case of build–to–order products, production has not yet begun) ; (ii) Product deliveries are not made at the time and in the quantities specified; (iii) Products (or the possession and use thereof) infringe or misappropriate, or are alleged to infringe or misappropriate any patent, trademark, copyright, trade secret or other intellectual property right; or (iv) the ordered Products (or the possession and use thereof) fail to comply with the terms of this Agreement or with any applicable law or regulation. Also, Purchaser may immediately cancel any order where the Vendor is in breach of the Warranty of Non–exclusion, as set forth in Section 17.7. To cancel, Purchaser shall give notice to the Vendor in writing, and to the extent specified therein, Vendor shall immediately terminate deliveries under the order.

16.0 Termination of Agreement

16.1 Termination with Cause. Vendor and HPG shall each have the right to terminate this Agreement in its entirety or with respect to certain Products or Services, in the event of a material breach of the terms hereof by the other Party which is not cured within thirty (30) calendar days following receipt of written notice thereof specifying the breach.

16.2 Termination without Cause. HPG shall have the right to terminate this Agreement in its entirety or with respect to certain Products or Services without cause by providing at least sixty (60) days written prior notice, without any liability to Vendor for such termination.

16.3 Termination for Tying Arrangements. Vendor may terminate this Agreement for convenience on sixty (60) days notice if HPG enters into an agreement with any other HPG contracted supplier that amounts to being a Tying Arrangement. In such event, termination of this Agreement by Vendor shall be its sole remedy and HPG shall not be deemed to have breached this Agreement. As used in this paragraph, a "Tying Arrangement" shall be defined as any discount program in which the Purchaser receives additional discounts or rebates in its purchase of unrelated products or services in return for its purchase of vital signs monitoring products from a particular supplier.

16.4 Remedies. Subject to the provisions of Section 16.7, any termination by either Party, whether for default or otherwise, shall be without prejudice to any claims for damages or other rights against the other Party, or between Vendor and any Purchasers, that preceded termination. No specific remedy set forth in this Agreement shall be in lieu of any other remedy to which a Party or any Purchaser may be entitled pursuant to this Agreement or otherwise at law or equity.

16.5 Change of Control. HPG shall also have the right to terminate this Agreement in its entirety or with respect to certain Products or Services, upon sixty (60) days prior written notice upon the transfer, directly or indirectly, by sale, merger or otherwise, of substantially all of the assets of Vendor or its ultimate parent or any permitted assignee (upon assignment to such assignee) or in the event that more than forty–nine percent (49%) of the ownership interest of Vendor, its ultimate parent or any such permitted assignee is transferred to an independent third party entity.

16.6 Inventory Upon Termination. With respect to any Products that are available through a Distributor, upon termination or expiration of this Agreement, Vendor agrees that it will, within thirty (30) days following termination or expiration, purchase from the Distributor the Products remaining in Distributor's inventory as of the effective date of termination or expiration, provided such inventory is new in its original box and the date of shipment to Distributor is less than 90 days before the effective date of termination or expiration. Such remaining product shall be shipped back to Vendor at Distributor's expense.

16.7 Termination of Sole / Dual Source Status. Upon fifteen (15) calendar days notice, HPG shall have the right to convert any Sole or Dual Source designation for any Product in this Agreement to an "Optional/Preferred Source" designation, with no change in pricing from the Sole or Dual Source pricing, if Vendor fails to maintain at least a ninety–five percent (95%) fill rate for all purchases of such Product by all of the Purchasers. **"Fill rate"** as used herein shall be described as the average of the individual fill rates for all orders of the Product by all Purchasers during any calendar month based upon the ratio of total units ordered for such Product divided into the total units delivered within the delivery schedule requirements of Section 7 of this Agreement.

16.8 Survival of Terms. Sections 3.1 (GPO Fees) and 3.2 (Rebates) (to the extent any amounts are outstanding at the expiration or termination of this Agreement), 9 (Warranties), 11 (Indemnity), 12 (Confidentiality), 14 (Insurance), 16.8 (Survival), 17 (Books, Records and Compliance), 25 (Controlling Law), 26 (Legal Fees), and 29 (Notices), and any terms in this Agreement which by their nature must survive after the Term to give their intended effect shall be deemed to survive termination or expiration of this Agreement.

17.0 Books, Records and Compliance Requirements

17.1 Access to Vendor Records.

17.1.1 To the extent the requirements of 42 CFR 420.300 *et seq.* are applicable to the transactions contemplated by this Agreement, Vendor agrees to make available to the Secretary of HHS, the Comptroller General of the Government Accountability Office (**"GAO"**) and their authorized representatives, all contracts, books, documents and records relating to the nature and extent of charges hereunder until the expiration of six (6) years after Products and Services are furnished under this Agreement if Products or Services are of the type reimbursable under Medicare or any other government healthcare program.

17.1.2 If Vendor subcontracts with an organization "related" to Vendor to fulfill Vendor's obligations under this Agreement and if said subcontract is worth Ten Thousand Dollars ($10,000) or more over a consecutive twelve (12) month period, the subcontract will also contain clauses substantially identical to the paragraphs in this Section 17 which permit access by HPG, the HHS, GAO and their representatives to the "related" organization's books and records.

17.2 Discount Laws and Regulations.

17.2.1 Vendor agrees to comply at all times with the regulations issued by the Department of HHS published at 42 CFR 1001, and which relate to Vendor's obligation to report and disclose discounts, rebates and other price reductions to HPG and Purchasers for Products and/or Services purchased under this Agreement. Where a discount or other reduction in price of the Products is applicable, the Parties also intend to comply with the requirements of 42 U.S.C. §1320a–7b(b)(3)(A) and the "safe harbor" regulations regarding discounts or other reductions in price set forth at 42 C.F.R. §1001.952(h).

17.2.2 The Parties acknowledge that Vendor will satisfy any and all requirements imposed on sellers by these laws and regulations and Purchasers will satisfy any and all applicable requirements imposed on buyers by these regulations.

17.2.3 Intentionally Omitted.

17.2.4 Intentionally Omitted.

17.2.5 When Vendor sends Purchasers an invoice listing charges that include a capital cost component (e.g., equipment that must be either capitalized or reported as lease expense) and an operating cost component (e.g., services and/or supplies), Vendor shall, as part of the Facility Agreement that includes a capital cost component and an operating cost component, separately list the prices, shipping fees and taxes applicable to equipment, supplies and services. The price for all capital component items must be reported on the invoice at the net price, with no discount or rebate to be received separately or at a later point in time.

17.3 Government Contractor Requirements. HPG is not a federal government contractor; however, some of the Purchasers that will purchase from Vendor under this Agreement may be federal government contractors or subcontractors. Vendor acknowledges that purchase orders by any such entities incorporate the contract clauses regarding equal employment opportunity and affirmative action contained in 41 CFR 60–1.4 (Executive Order 11246), 41 CFR 60–250.4 (Vietnam Era Veterans Readjustment and Assistance Act), and 41 CFR 60–741.5 (Rehabilitation Act).

17.4 Audit Rights. HPG shall have the right, during normal business hours and with reasonable advance notice, to review Vendor's books, documents and records (whether in hard copy, electronic or other form) that reasonably pertain directly to the accounts of HPG, Participants, Purchasers, and their Affiliates, their compliance with the terms of this Agreement, the amounts payable to Vendor under this Agreement, and the GPO Fees and rebates payable by Vendor for the Products and Services provided by Vendor hereunder. HPG may conduct no more than one such audit in any 12 month period. The audit shall be conducted by employees of HPG or its Affiliates (including contract employees) or by an external auditing firm selected by HPG and approved by Vendor which approval shall not be unreasonably withheld. The auditors shall not use or disclose (either externally or within HPG), any audit materials provided by Vendor hereunder except as needed for purposes of the audit. All such auditors shall sign Vendor's confidentiality agreement before accessing confidential information, which agreement shall have terms comparable to those in this paragraph and in Section 12 of this Agreement. The Parties agree that the methodology for such audit may include sampling and extrapolation in accordance with standard statistical estimations. In connection with any such audit, Vendor shall provide an aging report, as well as a report containing the following data fields: GPOID, COID, Customer Number, Facility/Customer Name, Street Address, City, State, Invoice Date, Invoice Number, PO Number, HPG Contract Number, Internal Vendor Contract ID Number, Contract Name and Description, Product/Item Number, Product/Item Description, Unit of Measure, Quantity Shipped, Unit Price, and Extended Price, solely to the extent that such information is maintained in Vendor's order entry system and, in the case of distributor transactions, to the extent such information is provided to Vendor by its distributors. At the request of HPG, the requested records shall be provided to HPG in electronic form at the offices of HPG or HPG's auditor. The cost of audit, including the cost of the auditors and reasonable cost of copies of books, documents, and records shall be paid by HPG. HPG shall have no obligation to pay any other costs incurred by Vendor, its employees or agents in cooperating with HPG in such audit. Upon completion of the audit, Vendor will be notified in writing of the results (an **"Audit Report"**) within thirty (30) days. If an audit determines that Vendor has significantly underpaid HPG or any Purchaser based on statistical methodology, or if Vendor desires to challenge the findings, Vendor's sole option shall be to conduct its own audit of all applicable transactions and to share such findings and supporting detail with HPG and its auditors. If no response to the Audit Report is received from Vendor within thirty (30) days following its issuance, the Audit Report shall be deemed accepted by Vendor. The Audit Report shall be distributed to HPG Participants, and HPG will issue Vendor an invoice for any amounts due. Vendor shall pay to HPG for proper application and allocation, the amount of any overcharges and unapplied credits (as to Purchasers) and underpayments (as to HPG) determined by the audit within thirty (30) days from receipt of invoice from HPG, and not use the overcharges or underpayments as a set–off in any fashion. If an audit reveals that Vendor has overpaid GPO Fees to HPG, Vendor may obtain refunds of such overpayments or apply the balance of such overpayment to future GPO Fees payable to HPG on sales to all Purchasers. If an audit reveals that Vendor has undercharged any Purchaser (or overpaid any rebate), then Vendor reserves the right to supplementally invoice the Purchaser for such amounts or set–off such amounts against any over charges or rebates for any Purchaser within thirty (30) days of the Purchaser transactions in question. Payment by Purchasers of mutually negotiated prices less than those listed for Products in Exhibit A shall not be considered to be an undercharge and shall not be applied to reduce the amount of any overcharges by Vendor. The Parties agree to use good faith efforts to resolve any disputes arising from any Audit Report issued pursuant to this Section 17.4. In the event that HPG and Vendor enter into any settlement with respect to an audit conducted hereunder, each Purchaser shall have the right to be excluded from such settlement, provided that the pro rata portion of such settlement allocable to such Purchaser is refunded by HPG.

17.5 Warranty of Non–Exclusion. Vendor represents and warrants to HPG, Purchasers and their Affiliates that Vendor and its directors, officers, and employees (i) are not currently excluded, debarred, or otherwise ineligible to participate in the Federal health care programs as defined in 42 USC § 1320a–7b(f) (the "**Federal Healthcare Programs**"); (ii) have not been convicted of a criminal offense related to the provision of healthcare items or services but have not yet been excluded, debarred, or otherwise declared ineligible to participate in the Federal Healthcare Programs; and (iii) are not under investigation or otherwise aware of any circumstances which may result in Vendor being excluded from participation in the Federal Healthcare Programs. These representations and warranties shall be ongoing during the Term and Vendor shall immediately notify HPG of any change in the status of the representations and warranties set forth in this Section 17.5. Any breach of this Section 17.5 shall give HPG the right to terminate this Agreement immediately.

17.6 No Remuneration. Vendor represents and warrants to HPG and its Purchasers that it has not made, is not obligated to make, and will not make any payment or provide any remuneration to any third party in return for HPG entering into this Agreement or for any business transacted under this Agreement.

17.7 Background Checks. Vendor agrees to perform background checks on any Vendor employees hired on or after the Effective Date who have access to, or may have access to, any Purchaser facility for the purpose of delivering, maintaining, servicing, or removing equipment and/or Products, to ensure such employees: (i) are not currently excluded, debarred or otherwise ineligible to participate in any Federal Healthcare Program; (ii) have not been convicted of a criminal offense related to the provision of healthcare items or services but have not yet been excluded; (iii) have not been convicted of any felony; or (iv) as discovered through any background check or based upon Vendor's knowledge, have not been terminated from employment by any employer or contractor for theft, misappropriation of property, or any other potentially illegal or unethical acts. Vendor agrees not to use any employee or potential employee failing to meet the criteria in items (i) through (iv) above to provide Services to any Purchaser under this Agreement. Any breach of this Section 17.7 shall give HPG the right to terminate this Agreement immediately.

18.0 Reports

In addition to the reporting obligations of Section 3.3, Vendor shall also be required to furnish to HPG the reports stated in Exhibit B.

19.0 Assignment

Neither Party shall assign this Agreement in whole or in part, nor subcontract its obligations hereunder, without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Any assignment or subcontract without such prior consent shall be void and have no effect. Notwithstanding the foregoing, either Party may assign, without obtaining consent from Vendor, in whole or in part, the Party's rights and obligations under this Agreement (i) to any entity which is an Affiliate of the Party; and (ii) to a successor entity of the Party as part of an internal reorganization of the Party which results in the Party being organized in a different legal entity or corporate form, whether through conversion, merger, or otherwise. Subject to the foregoing, all terms, conditions, covenants and Agreements contained herein shall inure to the benefit of, and be binding upon, any successor and any permitted assignees of the respective Parties hereto. It is further understood and agreed that consent by either Party to such assignment in one instance shall not constitute consent by the Party to any other assignment. Notwithstanding anything else herein to the contrary, some or all of Vendor's rights under any Purchaser agreement may be assigned to an Affiliate or to a successor in interest resulting from a merger or acquisition, or transferred to a third party for purposes of financing, provided Vendor remains secondarily liable for its obligations under this Agreement.

20.0 Merger of Terms and Amendments

20.1 Entire Agreement; Prior Agreement; Amendments. This Agreement constitutes the entire agreement between the Parties and as of the Effective Date, this Agreement terminates and replaces any existing agreement between HPG and Vendor (the **"Prior Agreement"**) for purchases of products and services comparable to Products and Services by Purchaser. This Agreement shall exclusively govern the purchases of Products and/or Services that occur following the Effective Date. The provisions of any Prior Agreement shall continue to apply to the products and services purchased thereunder prior to the Effective Date of this Agreement, and such Prior Agreements shall continue in full force and effect in accordance with their terms with respect to purchases made thereunder. This Agreement, as executed and approved, shall not be modified except by written amendment, expressly stating an intent to modify the terms of this Agreement, and signed by the Parties hereto.

20.2 Conflicts. In the event of any conflict between the terms herein and the terms of any Exhibit hereto, the priority for control, from first to last priority, shall be Exhibit B.

Exhibit A, any other Exhibit, and then the terms herein. The terms of this Agreement shall take priority over any conflicting terms contained in any Vendor Product warranty, whether referenced herein, attached to this Agreement, included with any Product sold by Vendor, or included as part of a facility agreement between Vendor and a Purchaser.

20.3 Exhibit A Revisions. Vendor reserves the right to delete Products shown on Exhibit A at any time, effective on sixty (60) days prior written notice, only if Vendor is discontinuing its sales of such Product. Prices for Products are firm for the length of the Term. Any price increases shall be subject to prior written approval by HPG in its sole discretion. Vendor shall provide a Form 832 for all Exhibit A revisions at the time of notice to HPG

20.4 Exhibit E. Exhibit E attached to this Agreement is a summary for use by HPG in communicating the business terms of this Agreement to Participants and Purchasers. The Parties agree that the content of Exhibit E shall have no legal effect and is only for informational purposes.

21.0 Partial Invalidity

In the event that any provision of this Agreement should for any reason be held invalid, unenforceable or contrary to public policy, the remainder of the Agreement shall remain in full force and effect notwithstanding.

22.0 Other Documents

The terms of any purchase order issued by a Purchaser shall not apply to purchases of Products and Services hereunder, except as necessary to designate specific Products and Services, quantities, delivery dates, and other similar terms that may vary from order to order; and the terms of this Agreement, to the extent applicable, shall be deemed incorporated in such purchase orders. The terms and conditions contained in any invoice, bill of lading, or other documents supplied by Vendor are expressly rejected and superseded by this Agreement and shall not be included in any contract with a Purchaser. No letter of commitment, Standardization Incentive Program Acknowledgement, or any other document shall be required by Vendor to be signed by a Purchaser in order to purchase Products and/or Services under this Agreement, unless expressly stated herein or later approved in writing by HPG.

23.0 Personal Inducements

No personal cash, merchandise, equipment or other items of intrinsic value shall be offered by or on behalf of Vendor to HPG or Purchasers and/or their employees, officers, or directors as an inducement to purchase from Vendor.

24.0 Vendor Relations Policy

Vendor acknowledges that HPG has a Vendor Relations Policy relating to ethics and compliance issues between suppliers and HPG, and that it has received a copy of this policy. The Vendor Relations Policy is also available through the internet at:

http://www.healthtrustcorp.com/about-vendor-ethics.php

If Vendor becomes aware of any actions by any HPG employee or representative, which are not consistent with the provisions of Section 23 or of the Vendor Relations Policy referenced above, Vendor shall so advise the Compliance Officer for HPG (either by phone to 615-344-3037, or in writing to HPG's principal place of business) or by calling the Ethics Hotline at 1-800-345-7419. Vendor agrees to notify any Purchasers or potential Purchasers of any possible conflict of interest between employees and representatives of Vendor selling Products and any Purchasers or their employees or representatives possibly involved in the purchasing decision process.

25.0 Controlling Law

The performance of Vendor and HPG under this Agreement shall be controlled and governed by the laws of the State of Tennessee, excluding conflicts of law provisions.

26.0 Legal Fees

In the event of any litigation between Vendor, Purchaser or HPG, that relates to this Agreement, the prevailing party shall recover from the other party its own costs, expenses and legal fees (including but not limited to reasonable attorneys' fees and expert witness' fees).

27.0 Product Bar Coding

All Products when sold shall be marked with an industry standard barcode for each unit of measure associated with each Product.

28.0 Minority and Women Owned Business Enterprises

28.1 Policies. HPG and Vendor hereby acknowledge their respective corporate policies and practices to not only encourage, but to expand the participation of Minority and Women Owned Business Enterprises (**"MWBEs"**) in their procurement processes and their desire to work together to encourage their use of MWBEs in fulfillment of the obligations under this Agreement. As used in this Agreement, MWBEs shall be defined to include any company certified as a minority or women owned business by the National Minority Supplier Development Council or any local affiliates thereof, or any Federal, National, State, Municipal, or Local agencies that certify minority and/or women owned businesses in accordance with PL. 95-507.

28.2 Contracting with MWBEs. Vendor recognizes and acknowledges that in conjunction with HPG's efforts to involve MWBEs in its contracting process that HPG may enter into purchasing agreements with MWBEs which will enable Participants and their Affiliates to purchase supplies and/or equipment comparable to those listed as Products under this Agreement. In such event, notwithstanding any other terms of this Agreement to the contrary, the Parties agree that, if HPG enters into any such agreement(s) with any MWBEs, such will not be deemed to be a breach of this Agreement by HPG, nor will any purchases by Participants or their Affiliates from MWBEs be deemed to be a breach of this Agreement.

28.3 Reporting of MWBE Activity. At HPG's request, Vendor shall, on a quarterly basis, identify and report in writing to HPG all MWBE activities in which it participates, specifically identifying such activities and purchases relating to Products and Services obtained under this Agreement. These reports shall be submitted using the format shown on Exhibit C of this Agreement. Quarterly reports shall be submitted even if there have been no MWBE dollars expended during the applicable reporting period. Vendor shall only report those activities related to goods and services necessary for, and directly related to, the fulfillment of Vendor's obligations under this Agreement. Vendor shall identify in such reports any first and second tier MWBEs it or its subcontractors have used during the reporting period. The MWBE contact for Vendor shall be the person listed in Exhibit B. All quarterly reports shall be sent to:

Director of Business Diversity
HealthTrust Purchasing Group
155 Franklin Road
Suite 300
Brentwood, TN 37027

29.0 Notices

Notices under this Agreement shall all be in writing, effective upon receipt and shall be sent by any of the following methods (i) facsimile with return facsimile acknowledging receipt; (ii) United States Postal Service certified or registered mail with return receipt showing receipt; (iii) courier delivery service with proof of delivery; or (iv) personal delivery. Either Party hereunder may change the names and addresses for receipt of notices by notice given as provided for herein. Notices to Vendor shall be sent to the person and address listed in Exhibit B. Unless stated otherwise in this Agreement, notices to HPG shall be sent as follows:

Vice President, National Agreements
HealthTrust Purchasing Group, LP
155 Franklin Road, Suite 400
Brentwood, Tennessee 37027

30.0 New Technology

The terms of this Section 30.0, New Technology, shall be applicable only to those Products and/or Services that are included in any Dual Source or Sole Source Award designated in Exhibit B. If, during the Term, new technology (more than an improvement or enhancement to an existing Product) for a Product covered by this Agreement becomes available from any source including Vendor, which (i) offers technological advancements; (ii) would improve clinical outcomes or patient care; or (iii) would streamline work processes, as compared to existing Products (hereinafter, "**New Technology Product**"), HPG shall have the right to evaluate and ultimately contract with another supplier so that HPG can offer to Participants New Technology Products. Vendor shall provide HPG with the first opportunity to purchase, at discounts comparable to those applicable to Products under this Agreement, New Technology Products offered by Vendor and not referenced in Exhibit A of this Agreement and shall notify

HPG of such at least thirty (30) days prior to New Technology Products being made available for purchase. Vendor shall also meet with HPG to provide required product information to HPG and its clinical committees prior to the New Technology Product being made available to Purchasers for purchase. HPG shall offer Vendor equal consideration and review for potential supply commitments for New Technology Products on a Dual Source basis. In the event that HPG enters into any national or group agreement for Participants to purchase a New Technology Product on a Sole Source, Dual Source or Optional Source Award basis from a source other than Vendor or any Dual Source supplier of Products (if applicable), neither such agreement nor the purchase of the New Technology Product (by itself) shall constitute a breach of this Agreement or failure by HPG or Purchasers to meet the purchasing requirements under this Agreement.

IN WITNESS WHEREOF, the Parties hereby indicate their acceptance of the terms of this Agreement by the signatures of their authorized representatives.

HealthTrust Purchasing Group, LP:
a Delaware limited partnership
by CMS GP, LLC
a Delaware limited liability company
its general partner

By: /s/ Edward Jones
Name: Edward Jones
Title: V.P., National Agrmts.
Date: 1/17/08

Vendor: Masimo Americas, Inc.

By: /s/ Jim Beyer
Name: Jim Beyer
Title: V.P. Sales, Strategic Accts.
Date: Jan. 8, 2008

Vendor Federal Tax ID No.: 20–1901752

Exhibits

A. Products & Services with Prices and Environmental Disclosures

B. Specific Purchasing Terms

C. Supplier Diversity Subcontracting Report

D. Contract Compliance Process

E. Communication for Contract Terms

F. Facility Agreement: Deferred Equipment Purchase Plan

Exhibit A

HealthTrust Purchasing Group
Purchasing Agreement
No. HPG–1331
Vendor: Masimo Americas, Inc.
February 1, 2008

Products and Services with Prices and Environmental Disclosures

MFG. CATALOG NUMBER	SHORT DESCRIPTION (Maximum of 35 Characters)	Unit of Measure	UOM Factor (QTY)	HPG Tier 2 Base Unit Price	HPG Tier 1 IDN Unit Price
1859	LNCS Adtx, Adult Adhesive Sensors, 18 in., 20/box	BX	20	[...***...]	[...***...]
1860	LNCS Pdtx, Pediatric Adhesive Sensors, 18 in., 20/box	BX	20	[...***...]	[...***...]
2328	LNCS Inf, Infant Adhesive Sensors, 18 in., 20/box	BX	20	[...***...]	[...***...]
2329	LNCS Neo, Neonatal/Adult Adhesive Sensors, 18 in., 20/box	BX	20	[...***...]	[...***...]
2330	LNCS NeoPT, Neonatal Preterm Adhesive, 18 in., 20/box	BX	20	[...***...]	[...***...]
2317	LNCS Adtx–3, Adult Adhesive Sensor, 3 ft.	BX	20	[...***...]	[...***...]
2318	LNCS Pdtx–3, Pediatric Adhesive Sensor, 3 ft.	BX	20	[...***...]	[...***...]
2319	LNCS Inf–3, Infant Adhesive Sensor, 3 ft.	BX	20	[...***...]	[...***...]
2320	LNCS Neo–3, Neonatal/Adult Adhesive Sensor, 3 ft.	BX	20	[...***...]	[...***...]
2321	LNCS NeoPt–3, Neonatal Preterm Adhesive Sensor, 3 ft.	BX	20	[...***...]	[...***...]
1863	LNCS DC–I, Adult Reusable Sensor, 3 ft. 1/box	EA	1	[...***...]	[...***...]
1864	LNCS DC–IP, Pediatric Reusable Sensor, 3 ft. 1/box	EA	1	[...***...]	[...***...]
1895	LNCS TC–I, Tip–Clip EAR, Ear Reusable Sensor, 3 ft. 1/box	EA	1	[...***...]	[...***...]
1896	LNCS TF–I, Reusable Forehead Sensor, 3 ft. 1/box	EA	1	[...***...]	[...***...]
2258	LNCS YI, Multisite Reusable Sensor, 3 ft. 1/box	EA	1	[...***...]	[...***...]
1596	CleanShield™ Multisite Wrap, 100/box, Adult/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1597	Standard Multisite Wrap, 100/box, Adult/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1598	Standard Petite Wrap, 100/box, Adult slender digit/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1396	LNOP DCSC, Adult Reusable Spotcheck Sensor, 3 ft cable, 1/box	EA	1	[...***...]	[...***...]
1969	LNOP DC–I–dc12, Adult Reusable Direct Connect Sensor, 12 foot cable, 1/box	EA	1	[...***...]	[...***...]
2017	LNC–4 Cable, 4 ft. Patient Cable, 1/box	EA	1	[...***...]	[...***...]
1814	LNC–10 Cable, 10 ft. Patient Cable, 1/box	EA	1	[...***...]	[...***...]
2013	LNC–14 Cable, 14ft. Patient Cable, 1/box	EA	1	[...***...]	[...***...]
1816	LNCS to PC Series; LNCS Series to LNOP PC Series Adapter Cable, 18 in.	EA	1	[...***...]	[...***...]
2021	LNC–4–EXT; LNCS Extension Cable, 4ft.	EA	1	[...***...]	[...***...]
2016	LNC–10–GE; LNCS to GE Patient Cable, 10 ft., SET	EA	1	[...***...]	[...***...]
2263	LNC 10' Patient Cable; LNCS Sensor to Philips 12–pin CMS SpO2, Adapter	EA	1	[...***...]	[...***...]
2264	LNC 10' Patient Cable to GE conventional SpO2, Adapter	EA	1	[...***...]	[...***...]
2266	LNC 10' Patient Cable to SL conventional SpO2, Adapter	EA	1	[...***...]	[...***...]
2268	LNC 10' Patient Cable to Nellcor 180 Oximeter, Adapter	EA	1	[...***...]	[...***...]
2269	LNC 10' Patient Cable to Nellcor 395 Oximeter, Adapter	EA	1	[...***...]	[...***...]
1001	LNOP Adt, Adult Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]
1829	LNOP Adtx, Adult Adhesive Sensors, transparent tape, 20/box	BX	20	[...***...]	[...***...]
1025	LNOP Pdt, Pediatric Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]

***Confidential Treatment Requested**

MFG. CATALOG NUMBER	SHORT DESCRIPTION (Maximum of 35 Characters)	Unit of Measure	UOM Factor (QTY)	HPG Tier 2 Base Unit Price	HPG Tier 1 IDN Unit Price
1830	LNOP Pdtx, Pediatric Adhesive Sensors, transparent tape, 20/box	BX	20	[...***...]	[...***...]
1002	LNOP Neo, Neonatal Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]
1003	LNOP NeoPt, Neonatal Sensitive Skin Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]
1611	LNOP Neo Bridge, Neonatal Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]
1612	LNOP NeoPt Bridge, Neonatal Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]
1798	LNOP Neo-L, Neonatal Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]
1651	LNOP NeoPt-L, Neonatal Sensitive Skin Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]
1800	LNOP Inf-L, Infant Adhesive Sensors, 20/box	BX	20	[...***...]	[...***...]
2203	LNOP Newborn Neonatal, Neonatal Sensors, 20/box	BX	20	[...***...]	[...***...]
2204	LNOP Newborn Infant, Neonatal Sensors, 20/ox	BX	20	[...***...]	[...***...]
1970	LNOP Blue, Neonatal/Infant/Pediatric Sensors, 10/box	BX	10	[...***...]	[...***...]
1277	LNOPv Ad: Adult value line adhesive sensors, 24/box	BX	24	[...***...]	[...***...]
1832	LNOPv In: Infant value line adhesive sensors, 24/box	BX	24	[...***...]	[...***...]
1831	LNOPv Ne: Neonatal value line adhesive sensors, 24/box	BX	24	[...***...]	[...***...]
1269	LNOP DCI, Adult Reusable Sensor, 1/box	EA	1	[...***...]	[...***...]
1396	LNOP DCSC, Adult Reusable Spotcheck Sensor, 3 ft cable, 1/box	EA	1	[...***...]	[...***...]
1969	LNOP DC-I-dc12, Adult Reusable Direct Connect Sensor, 12 foot cable, 1/box	EA	1	[...***...]	[...***...]
1276	LNOP DCIP, Pediatric Reusable Sensor, 1/box	EA	1	[...***...]	[...***...]
1794	LNOP TC-I Tip-Clip, Reusable Sensor, 1/box	EA	1	[...***...]	[...***...]
1793	LNOP TF-I Transflectance Forehead Sensor, Reusable, 1/box	EA	1	[...***...]	[...***...]
1560	LNOP DC-195 (LNOPv-150), 1/box	EA	1	[...***...]	[...***...]
1544	LNOP YI, Multisite Reusable Sensor, 1/box	EA	1	[...***...]	[...***...]
1596	CleanShield™ Multisite Wrap, 100/box, Adult/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1597	Standard Multisite Wrap, 100/box, Adult/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1598	Standard Petite Wrap, 100/box, Adult slender digit/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1173	PC04 Cable, 1/box, 4 ft. LNOP Patient Cable	EA	1	[...***...]	[...***...]
1005	PC08 Cable, 1/box, 8 ft. LNOP Patient Cable	EA	1	[...***...]	[...***...]
1006	PC12 Cable, 1/box, 12 ft. LNOP Patient Cable	EA	1	[...***...]	[...***...]
1619	PC04-Ext Cable, 1/box, 4 ft. LNOP Extension Cable	EA	1	[...***...]	[...***...]
1520	PXC16 LNOP Mountable Extension Cable, 1/box, 16 ft. Extension Cable	EA	1	[...***...]	[...***...]
1555	PXC30 LNOP Mountable Extension Cable, 1/box, 30 ft. Extension Cable	EA	1	[...***...]	[...***...]
2263	LNC 10' Patient Cable; LNCS Sensor to Philips 12-pin CMS SpO2, Adapter	EA	1	[...***...]	[...***...]
2264	LNC 10' Patient Cable to GE conventional SpO2, Adapter	EA	1	[...***...]	[...***...]
2266	LNC 10' Patient Cable to SL conventional SpO2, Adapter	EA	1	[...***...]	[...***...]
2268	LNC 10' Patient Cable to Nellcor 180 Oximeter, Adapter	EA	1	[...***...]	[...***...]
2269	LNC 10' Patient Cable to Nellcor 395 Oximeter, Adapter	EA	1	[...***...]	[...***...]
2201	Rainbow DCI-dc3, Adult Reusable Direct Connect Sensor, 3 ft, 1/box (SpO2, SpCO and SpMet)	EA	1	[...***...]	[...***...]
2202	Rainbow DCI-dc12, Adult Reusable Direct Connect Sensor, 12 ft, 1/box (SpO2, SpCO and SpMet)	EA	1	[...***...]	[...***...]
2069	Rainbow DCIP-dc3, Pediatric/Adult Slender Reusable Direct Connect Sensor, 3ft., 1/box (SpO2, SpCO and SpMet)	EA	1	[...***...]	[...***...]
2070	Rainbow DCIP-dc12, Pediatric/Adult Slender Reusable Direct Connect Sensor, 12ft., 1/box (SpO2, SpCO and SpMet)	EA	1	[...***...]	[...***...]
2053	RED DCI-dc3, Adult Reusable Direct Connect Sensor, 3 ft, (No Cable Req'd; for Rad-57 & Radical-7), 1/box	EA	1	[...***...]	[...***...]

*Confidential Treatment Requested

MFG. CATALOG NUMBER	SHORT DESCRIPTION (Maximum of 35 Characters)	Unit of Measure	UOM Factor (QTY)	HPG Tier 2 Base Unit Price	HPG Tier 1 IDN Unit Price
2054	RED DCI-dc12, Adult Reusable Direct Connect Sensor, 12 ft, (No Cable Req'd; for Rad-57 & Radical-7), 1/box	EA	1	[...***...]	[...***...]
2055	Red LNC-04, LNCS 20-pin SpO2 Patient Cable, 4 ft, 1/box	EA	1	[...***...]	[...***...]
2056	Red LNC-10, LNCS 20-pin SpO2 Patient Cable, 10 ft, 1/box	EA	1	[...***...]	[...***...]
2057	Red LNC-14, LNCS 20-pin SpO2 Patient Cable, 14 ft, 1/box	EA	1	[...***...]	[...***...]
2058	Red PC-04: LNOP 20-pin SpO2; LNOP Patient Cable for Rad-57 or Radical-7, 4 ft	EA	1	[...***...]	[...***...]
2059	Red PC-08: LNOP 20-pin SpO2; LNOP Patient Cable for Rad-57 or Radical-7, 8 ft	EA	1	[...***...]	[...***...]
2060	Red PC-12: LNOP 20-pin SpO2; LNOP Patient Cable for Rad-57 or Radical-7, 12 ft	EA	1	[...***...]	[...***...]
9019	Configurable, Rad-8, Horizontal	EA	1	[...***...]	[...***...]
9020	Configurable, Rad-8, Vertical	EA	1	[...***...]	[...***...]
9028	Configurable Rad-9 Pulse Oximeter	EA	1	[...***...]	[...***...]
9021	Configurable, Radical Docking Station RDS-1	EA	1	[...***...]	[...***...]
9031	Radical-7 Handheld, Blue Screen	EA	1	[...***...]	[...***...]
1311	Radical Docking Station RDS-1B (w/Ext Battery)	EA	1	[...***...]	[...***...]
9023	Configurable, Radical Docking Station RDS-3	EA	1	[...***...]	[...***...]
9031	Radical-7 Handheld, Blue Screen	EA	1	[...***...]	[...***...]
9086	Radical-7 Handheld, TFT Color Display	EA	1	[...***...]	[...***...]
2205	Rad-57m Handheld CO-Oximeter with SpMet includes Rainbow DCI-dc3 Reusable Sensor and Ops Manual	EA	1	[...***...]	[...***...]
9025	Configurable, Rad-5 Handheld Pulse Oximeter, incl. LNOP DCSC Reusable sensor and Ops Manual, Premium, World Wide, DCSC (fka #1883 or #1802)	EA	1	[...***...]	[...***...]
9026	Configurable, Rad-5v Handheld Pulse Oximeter, incl. LNOP DCSC Reusable sensor and Ops Manual, World Wide, DCSC (fka #1884 or #1705)	EA	1	[...***...]	[...***...]
1892	Rad-5 Handheld Pulse Oximeter, Premium, PC-04 Patient Cable & LNOP Adhesive sensor kit and Ops Manual	EA	1	[...***...]	[...***...]
1891	Rad-5v Handheld Pulse Oximeter, PC-04 Patient Cable & LNOP Adhesive sensor kit and Ops Manual	EA	1	[...***...]	[...***...]
1957	Rad-5 Handheld Pulse Oximeter, Premium, DC-IP Pediatric Reusable Sensor & PC-04 Patient Cable and Ops Manual	EA	1	[...***...]	[...***...]
1958	Rad-5v Handheld Pulse Oximeter, DC-IP Pediatric Reusable Sensor & PC-04 Patient Cable	EA	1	[...***...]	[...***...]
2207	Water Resistant Handheld Carrying Case for Rad-57, Black	EA	1	[...***...]	[...***...]
2208	Water Resistant Handheld Carrying Case for Rad-57, Red	EA	1	[...***...]	[...***...]
13158	Rad-5/5v Handheld Soft Carrying Case	EA	1	[...***...]	[...***...]
1908	TrendCom Trend Download Software	EA	1	[...***...]	[...***...]
1909	Rad-5/5v PRONTO Trend download serial cable	EA	1	[...***...]	[...***...]
2063	Rad-57 PRONTO Trend download serial cable	EA	1	[...***...]	[...***...]
1842	Handheld Protective Boot - Gray	EA	1	[...***...]	[...***...]
1980	Handheld Protective Boot - Yellow	EA	1	[...***...]	[...***...]
1981	Handheld Protective Boot - Red	EA	1	[...***...]	[...***...]
1982	Handheld Protective Boot - Orange	EA	1	[...***...]	[...***...]
2097	Handheld Protective Boot - Royal Blue	EA	1	[...***...]	[...***...]
2098	Handheld Protective Boot - Light Blue; use w/Rad5, Rad-5v and Rad 57	EA	1	[...***...]	[...***...]
2099	Handheld Protective Boot - Pink; use w/Rad5, Rad-5v and Rad 57	EA	1	[...***...]	[...***...]
1816	Adapter Cable, LNCS to PC Series; LNCS Series to LNOP PC Series Adapter Cable, 18 in.	EA	1	[...***...]	[...***...]
1645	MAC-1 Adapter Cable, LNOP Sensor to Nellcor device, Patient Cable, or LNCS Series Patient Cables, 18 in.	EA	1	[...***...]	[...***...]
1927	MAC-1 Adapter Cable, LNOP Sensor to Nellcor device or LNCS Series Patient Cables, 12ft	EA	1	[...***...]	[...***...]

***Confidential Treatment Requested**

MFG. CATALOG NUMBER	SHORT DESCRIPTION (Maximum of 35 Characters)	Unit of Measure	UOM Factor (QTY)	HPG Tier 2 Base Unit Price	HPG Tier 1 IDN Unit Price
1937	Sample Kit, MAC-1 Adapter Cable, LNOP DC-I	EA	1	[...***...]	[...***...]
1805	MAC-1 & LNOP DC-195 Sample Kit	EA	1	[...***...]	[...***...]
1806	Sample Kit, MAC-1 Adapter Cable, 2 LNOP Adt, 2 LNOP Pdt	EA	1	[...***...]	[...***...]
1807	Sample Kit, MAC-1 Adapter Cable, 2 LNOP Neo-L, 2 LNOP Inf-L	EA	1	[...***...]	[...***...]
1849	AC-1 LNOP Sensor to Philips CMS Instrument Adapter Cable, 12 pin, 12 ft.	EA	1	[...***...]	[...***...]
2307	Replacement adhesive tapes for LNCS Inf and Inf-3 sensors, 100/box	BX	100	[...***...]	[...***...]
2308	Replacement adhesive tapes for LNCS Neo and Neo-3 sensors, 100/box	BX	100	[...***...]	[...***...]
2309	Replacement adhesive tapes for LNCS NeoPt and NeoPt-3 sensors, 10/pack	PK	10	[...***...]	[...***...]
1053	Replacement Posey Wrap Bag for LNOP NeoPt and NeoPt-Bridge Sensors, 12/pack	PK	12	[...***...]	[...***...]
1054	Replacement Tapes Bag for LNOP Neo and Neo-Bridge Sensors, 100/pack	PK	100	[...***...]	[...***...]
1926	Replacement wrap for 1651 LNOP NeoPt-L sensor	PK	1	[...***...]	[...***...]
1799	Replacement Tapes for 1798 LNOP Neo-L Sensors, 100/pack	PK	100	[...***...]	[...***...]
1801	Replacement Tapes for 1800 LNOP Inf-L Sensors, 100/pack	PK	100	[...***...]	[...***...]
1596	CleanShield™ Multisite Wrap, 100/box, Adult/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1597	Standard Multisite Wrap, 100/box, Adult/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1598	Standard Petite Wrap, 100/box, Adult slender digit/Pediatric/Neonatal adhesive attachment wraps for LNOP YI Multisite Reusable Sensor	BX	100	[...***...]	[...***...]
1602	Foam Wraps for LNOP YI Sensors, 12/pack	PK	12	[...***...]	[...***...]
1601	Accessory Clothing Clips, 5/pack	PK	5	[...***...]	[...***...]
1600	Accessory Adhesive Squares, (144 squares per pack)	PK	144	[...***...]	[...***...]
1608	Headband for LNOP/LNCS TF-I, 5/pack	PK	5	[...***...]	[...***...]
1903	Adhesive Pad LNOP/LNCS TF-I, 20/pack	PK	20	[...***...]	[...***...]
2215	Headband for LNOP/LNCS TF-I, 12/box	BX	12	[...***...]	[...***...]
1282	LNOP Sensor Application Training Pack, 1-Adt, 1-Pdt, 1-Neo, 1-NeoPt, 2 cotton swabs, 2 alcohol swabs, 1-foot w/app. Card	EA	1	[...***...]	[...***...]
1116	LNOP Sensor Sample Pack, 4-Adt, 2-Pdt, 2-Neo, 2-NeoPt Adhesive Sensors	EA	1	[...***...]	[...***...]
2345	LNCS Sensor Training Kit, 1-Adtx, 1-Pdtx, 1-Inf, 1-Neo, 1-NeoPt Adhesive Sensors and 1-foot w/application Card	PK	1	[...***...]	[...***...]
2346	LNCS Sensor Sample Pack, 3 ft. 1 Adtx-3, 1 Pdtx-3, 1 Inf-3 and 1 Neo-3 Adhesive Sensors	PK	1	[...***...]	[...***...]
2347	LNCS Adult Sample Pack, 1-Adtx, 1-Pdtx, and 1-Neo Adhesive Sensors	PK	1	[...***...]	[...***...]
2348	LNCS Neo Sample Pack, 1-Inf, 1-Neo and 1-NeoPt Adhesive Sensors	PK	1	[...***...]	[...***...]
1229	LNOP Neo Sensor Sample Pack, 3-Neo, 1-NeoPt	EA	1	[...***...]	[...***...]
1283	LNOP Sensor Sample Pack, 2-Adt, 1-Ped, 1-Neo	EA	1	[...***...]	[...***...]
1228	LNOP Adult Sensor Sample Pack, 3-Adt / 1-Pdt Adhesive Sensors	EA	1	[...***...]	[...***...]
1774	SPO2.COM A, Adult Adhesive Sensors, 24/box	BX	24	[...***...]	[...***...]
1775	SPO2.COM P, Pediatric Adhesive Sensors, 24/box	BX	24	[...***...]	[...***...]
1776	SPO2.COM N, Neonatal Adhesive Sensors, 24/box	BX	24	[...***...]	[...***...]
1777	SPO2.COM I, Infant Adhesive Sensors, 24/box	BX	24	[...***...]	[...***...]
1778	SPO2.COM RS-I Reusable Finger Clip	EA	1	[...***...]	[...***...]
1851	SPO2.COM Sensor Sample Pack (1 ea. Ad, Pd, Ne and In)	EA	1	[...***...]	[...***...]
1810	NRC-180 Patient Cable, Nellcor 180 to SPO2.COM, 10 ft, 1/box	EA	1	[...***...]	[...***...]
1811	NRC-395 Patient Cable, Nellcor 395 to SPO2.COM, 10 ft, 1/box	EA	1	[...***...]	[...***...]
1854	NRC-GE Patient Cable, GE to SPO2.COM, 10 ft, 1/box	EA	1	[...***...]	[...***...]
1853	NRC-P12 Patient Cable, Philips 12-pin to SPO2.COM, 10 ft, 1/box	EA	1	[...***...]	[...***...]
1852	NRC-P8 Patient Cable, Philips 8-pin to SPO2.COM, 3.3ft	EA	1	[...***...]	[...***...]

***Confidential Treatment Requested**

MFG. CATALOG NUMBER	SHORT DESCRIPTION (Maximum of 35 Characters)	Unit of Measure	UOM Factor (QTY)	HPG Tier 2 Base Unit Price	HPG Tier 1 IDN Unit Price
1886	NRC-P8 EXT Extension Cable, 2m, 1/box	EA	1	[...***...]	[...***...]
1900	NRC-SL Patient Cable, SpaceLabs to SPO2.COM, 10ft	EA	1	[...***...]	[...***...]
1595	SatShare Cable, AT01, Masimo	EA	1	[...***...]	[...***...]
1324	SatShare Cable, DO01, Masimo	EA	1	[...***...]	[...***...]
1326	SatShare Cable, DO02, Masimo	EA	1	[...***...]	[...***...]
1528	SatShare Cable, DO03, Masimo	EA	1	[...***...]	[...***...]
1533	SatShare Cable, DO04, Masimo	EA	1	[...***...]	[...***...]
2023	SatShare Cable, DO05, Masimo	EA	1	[...***...]	[...***...]
2223	SatShare Cable, DO06, Masimo	EA	1	[...***...]	[...***...]
1325	SatShare Cable, DS01, Masimo	EA	1	[...***...]	[...***...]
1539	SatShare Cable, DS02, Masimo	EA	1	[...***...]	[...***...]
1365	SatShare Cable, DS03, Masimo	EA	1	[...***...]	[...***...]
1357	SatShare Cable, HP03, Masimo	EA	1	[...***...]	[...***...]
1321	SatShare Cable, MQ01, Masimo	EA	1	[...***...]	[...***...]
1789	SatShare Cable, MS01, Masimo	EA	1	[...***...]	[...***...]
1367	SatShare Cable, NK01, Masimo	EA	1	[...***...]	[...***...]
1368	SatShare Cable, NK02, Masimo	EA	1	[...***...]	[...***...]
1366	SatShare Cable, OH01, Masimo	EA	1	[...***...]	[...***...]
1646	SatShare Cable, OH02, Masimo	EA	1	[...***...]	[...***...]
1323	SatShare Cable, SL01, Masimo	EA	1	[...***...]	[...***...]
1362	SatShare Cable, SL02, Masimo	EA	1	[...***...]	[...***...]
1322	SatShare Cable, SM01, Masimo	EA	1	[...***...]	[...***...]
1605	SatShare Extension Cable, Masimo.	EA	1	[...***...]	[...***...]
1846	Masimo SET IntelliVue Module (Module and MP12 Patient Cable)	EA	1	[...***...]	[...***...]
2281	LNC MP10 (LNCS to IntelliVue Module and MMS) (New prod; replaces PN#1902 and PN#1949)	EA	1	[...***...]	[...***...]
2282	LNOP MP12 (LNOP to IntelliVue Module and MMS) (New prod; replaces pn#1847 and #1848)	EA	1	[...***...]	[...***...]
1881	Masimo SET VueLink Module w/cable (Module and VueLink cable)	EA	1	[...***...]	[...***...]
1841	VueLink cable; for use with Masimo SET, 3 ft.	EA	1	[...***...]	[...***...]
12949	GE Tram upgrade (see note: Minimum 10 units required)	EA	1	[...***...]	[...***...]
13108	GE Dash upgrade (see note: Minimum 10 units required)	EA	1	[...***...]	[...***...]
2016	LNC-10-GE, LNCS to GE Patient Cable, 10 ft., 1/box	EA	1	[...***...]	[...***...]
1592	ProCal cable; Masimo 1.5m, Drager/Siemens	EA	1	[...***...]	[...***...]
12994	RadLink serial cable – RadLink to Radical, 12"	EA	1	[...***...]	[...***...]
30859	RadLink serial cable – RadLink to Radical, 18"	EA	1	[...***...]	[...***...]
1593	Masimo Tester – for Oximeter SPO02 & PR Testing	EA	1	[...***...]	[...***...]
1795	Masimo Tester with cable	EA	1	[...***...]	[...***...]
1315	Replacement Battery, Radical Handheld	EA	1	[...***...]	[...***...]
1317	Radical Pole Clamp	EA	1	[...***...]	[...***...]
1395	Radical Handheld Lock	EA	1	[...***...]	[...***...]
1584	Radical Power Cord Lock, 5/pack	PK	5	[...***...]	[...***...]
1904	Rad-9 Power Cord Lock, 5/pack	PK	5	[...***...]	[...***...]
11601	Radical User Manual – English, Masimo	EA	1	[...***...]	[...***...]
30502	Eagle Bracket (Radical)	EA	1	[...***...]	[...***...]
30503	Right Angle Bracket (Radical)	EA	1	[...***...]	[...***...]
30512	Box Bracket (Radical)	EA	1	[...***...]	[...***...]
30579	V-Block (Radical and Rad-8 in conjunction w/ Baseplate or L-Bracket)	EA	1	[...***...]	[...***...]
30580	Baseplate (Radical and Rad-8)	EA	1	[...***...]	[...***...]

***Confidential Treatment Requested**

MFG. CATALOG NUMBER	SHORT DESCRIPTION (Maximum of 35 Characters)	Unit of Measure	UOM Factor (QTY)	HPG Tier 2 Base Unit Price	HPG Tier 1 IDN Unit Price
30581	L Bracket (Radical)	EA	1	[...***...]	[...***...]
30583	Radical Slide Plate (Radical and Rad-8)	EA	1	[...***...]	[...***...]
30750	J Bracket (Radical and Rad-8)	EA	1	[...***...]	[...***...]
30751	Left Angle Bracket (Radical and Rad-8)	EA	1	[...***...]	[...***...]
30801	C-Clamp (Radical)	EA	1	[...***...]	[...***...]
30807	Merlin Yolk (Radical)	EA	1	[...***...]	[...***...]
2097	Handheld Protective Boot – Royal Blue	EA	1	[...***...]	[...***...]
2227	Rad-8 Mounting Bracket	EA	1	[...***...]	[...***...]
2228	Rad-8 Power Cord Lock	EA	1	[...***...]	[...***...]
11773	Wall Mount Extension Arm (Radical)	EA	1	[...***...]	[...***...]
13833	Medium Duty Roll Stand with Handle & Basket	EA	1	[...***...]	[...***...]
12114	Radical Service Manual, Masimo	EA	1	[...***...]	[...***...]
12262	Operator's Manual, Rad-9	EA	1	[...***...]	[...***...]
13017	Operator's Manual, Rad-5/5v	EA	1	[...***...]	[...***...]
13116	Operator's Manual, IntelliVue – English	EA	1	[...***...]	[...***...]
13279	Operator's Manual, Rad-57	EA	1	[...***...]	[...***...]
31068	Operator's Manual, Rad-57cm	EA	1	[...***...]	[...***...]
30475	Radical Series Handheld Case	EA	1	[...***...]	[...***...]
30534	Radical Series Handheld Lock Key	EA	1	[...***...]	[...***...]

Initial
HPG________
Vendor________

***Confidential Treatment Requested**

Exhibit B

HealthTrust Purchasing Group
Purchasing Agreement
No. HPG–1331
Vendor: Masimo Americas, Inc.
February 1, 2008

Specific Purchasing Terms

Product Sub–Category: Pulse Oximetry (monitors and sensors)

Award Basis: Dual Source

Compliance:

If any Products are being made available under this Agreement on a Sole Source, Dual Source, or Multi–Source Award basis, then HPG and Vendor agree to use the process outlined in Exhibit D to address any Participants who do not substantially meet any applicable compliance level.

Effective Date:

The Effective Date is: February 1, 2008

Expiration Date:

The Expiration Date is: January 31, 2011

Prior Agreement: Not applicable

GPO Fees: [...***...] percent ([...***...]%)

Product Warranty and Duration:

Warranty; Limitation of Liability. Vendor warrants to Purchaser that the Vendor monitors, sensors and other accessories provided will conform to the published product specifications of Vendor in all material respects and be free from material defects in materials and workmanship; [...***...]. Provided that payments are current and Purchaser is not otherwise in breach of this Agreement, Vendor's obligation if any Vendor monitors, sensors or other accessories found upon examination by Vendor, to be defective during the warranty period shall be limited to repair or replacement. This warranty is subject to the following exclusions, exceptions and limitations: a) repair and maintenance necessitated by neglect, misuse or

***Confidential Treatment Requested**

improper operation of the monitors, Software, or device; b) modification of monitors, sensors and Software without the express written authorization of Vendor or as otherwise provided in the Product documentation; c) supplies, devices or electrical work external to the Vendor monitors or not manufactured by or for Vendor; d) use of sensors or other accessories other than those manufactured by or for Vendor and distributed by Vendor; and e) use of the monitors and sensors for uses and/or in environments for which they are not intended. For monitors manufactured by third–parties and not sold under Vendor's name or trademark, Vendor will pass on to Purchaser all terms and rights provided by the manufacturer. Vendor is not responsible and will charge the Purchaser for repair, replacement, or maintenance necessitated by neglect, misuse, improper operation, accident, fire, water immersion, vandalism, weather, war, or any Act of God, and unauthorized non–Vendor monitors attached to Vendor monitors, or unauthorized modification of Vendor monitors or software. Warranty does not extend to any equipment, or software not manufactured by or for Vendor and that does not have Vendor's name or Trademark. EXCEPT AS OTHERWISE PROVIDED IN THE HPG AGREEMENT WITH MASIMO, THE FOREGOING WARRANTY, IS IN LIEU OF AND EXCLUDES ALL OTHER EXPRESS OR IMPLIED PRODUCT WARRANTIES, ARISING BY OPERATION OF LAW OR OTHERWISE, AND NO OTHER WARRANTIES EXIST, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE. VENDOR WILL NOT BE LIABLE FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES, EXPENSES, LOST PROFITS, OR OTHER DAMAGES ARISING OUT OF THE USE OR INABILITY TO USE THE EQUIPMENT AND SOFTWARE, EVEN IF VENDOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. Some jurisdictions may not permit the limitation of liability under certain circumstances; the foregoing limitations and exclusions are not applicable to the extent not permitted under the laws of the relevant jurisdiction.

Product Information Requests

At the request of HPG or a Purchaser, Vendor shall provide information on Products related to the following subjects:

- Latex free
- Mercury free
- Polyvinyl Chloride (PVC) free
- Di–ethylhexyl phthalate (DEHP) free
- Certified by Green Seal or Environmental Choice Program
- Compliance with U.S. Government's Comprehensive Procurement Guidelines for recycled content (Product)
- Compliance with U.S. Government's Comprehensive Procurement Guidelines for recycled content (Packaging)
- Energy Star Qualified
- Halogenated organics free
- Persistent Bioaccumulative Toxin (PBTs) free
- Carcinogens and reproductive toxin free (CA Prop 65)
- Full disclosure on product insert of all Product ingredients

Ordering Process:

EDI
Purchase Order
Verbal
Facsimile

Payment Terms:

Net due thirty (30) days from the receipt of invoice, Vendor shall have the right to charge, and Purchaser agrees to pay, a late fee equal to one percent (1%) per month (or the maximum allowed by law, whichever is less) of the amount of any fees not paid by Purchaser within thirty (30) days from receipt of an invoice therefor.

Delivery Time:

Seven (7) business days from receipt of order except for build–to–order products

Ordering Point:

☐ Either Vendor Direct or Distributor

Distributors:

Includes any HPG–designated distributor that has entered into a written distribution agreement with Vendor. If a Participant requests the use of an HPG–designated distributor with which Vendor does not already have a distribution agreement, then Vendor will negotiate contract terms in good faith with the distributor.

F.O.B. Designation:

Shipments shall be:

F.O.B. Origin

Freight / Shipping and Insurance Charges:

Freight/shipping and insurance charges are not included in the Product price and shall be "prepaid" by Vendor and added to the invoice as a separate line item that is identified as either "freight" or "shipping" charge and insurance charge.

Training, Repair, Safety:

(Indicate for each item whether Vendor is to provide or enter Not Applicable ("NA").)

Operator Training provided to each Purchaser by Vendor: n/a

Preventative maintenance and repair instruction to be supplied to each Purchaser by Vendor: n/a

Repair and replacement parts lists, ordering instructions, and alternative sources of parts to be supplied to each Purchaser by Vendor: n/a

Vendor shall provide each Purchaser Material Safety Data Sheets (MSDS) for all material/chemical Product purchases in compliance with OSHA standards and those of any other applicable federal, state or local law or regulation.

Vendor Contacts for Notices:

Vendor's MWBE Contact:
Enter contact information here

Jim Beyer
VP of Sales, Strategic Accounts
Masimo Americas, Inc.
40 Parker
Irvine, CA 92618

Vendor's contact for notices under the Agreement:
Enter contact information here

(same)

Initial:
HPG______
Vendor______

Exhibit C

HealthTrust Purchasing Group
Purchasing Agreement
No. HPG–1331
Vendor: Masimo Americas, Inc.
February 1, 2008

Supplier Diversity Subcontracting Report

HPG Vendor Name:

Reporting Period: (Qtr/Yr)

List each MWBE Subcontractor (Name/Address/Phone) and provide the following for each:

- Minority/Woman Owned Business (use Diversity Codes listed below)
- Applicable HPG Agreement No.
- Products/Services Provided
- Spend (state applicable period)

Total Spend for all MWBE's

Diversity Codes:

- MBE (Minority Business Enterprise)
  - African
  - Hispanic
  - Native
  - Asian–Pacific & Hasidic Jewish Americans
- WBE (Women Business Enterprise)(Non–minority Woman–Owned Business)
- DIS (Disabled)

NOTE:
1. Do not include contractors with less than $1,000 in spend
2. An electronic copy of a Supplier Diversity Subcontracting Report is available upon request

Submit form to:
Director of Business Diversity
HealthTrust Purchasing Group
155 Franklin Road
Suite 300
Brentwood, TN 37027

For questions contact:
Director of Business Diversity
HealthTrust Purchasing Group
155 Franklin Road
Suite 300
Brentwood, TN 37027

Exhibit D

HealthTrust Purchasing Group
Purchasing Agreement
No. HPG–1331
Vendor: Masimo Americas, Inc.
February 1, 2008

Contract Compliance Process

In the event Vendor identifies a Participant that is not meeting its designated commitment requirement for specific Product(s) as stated in a writing between Participant and a Vendor (**"Commitment Level"**), the following steps are to be followed for addressing the compliance issues:

1. Vendor shall notify HPG of the non–compliance via the compliance form attached as Exhibit D–1. (The issue should not be sent directly to HPG by the Vendor representative in any other format). Vendor must verify that their local representative has met with the Materials Manager or the applicable Department Director for the Participant to discuss the issue of non–compliance prior to submission to HPG.

2. Upon receipt of the compliance form at HPG, the compliance team will contact the Participant to verify the Vendor representative has recently met with the Materials Manager or the applicable Department Director to discuss the issue. Vendor will be notified if HPG finds the Vendor representative has not discussed the issue directly with the Participant and place the process on hold until such discussion has occurred.

3. HPG will then ask the Participant if it agrees that it is not meeting the Compliance Level required. If the Participant is in agreement, HPG will move the Participant to a lower Commitment Level with corresponding higher prices based on Vendor's suggestion, if such pricing is available under this Agreement. This move will not occur until thirty (30) days from the date of the original receipt of the compliance form by HPG.

4. If the Participant does not agree with Vendor's assessment, Participant will provide to HPG usage numbers for that Product area for the previous six (6) months. HPG will calculate the overall percentage based on contract guidelines. If the Participant is meeting its commitment over the six (6) month period, Vendor will be notified that no pricing change should occur.

5. If HPG determines the Participant is not meeting its Commitment Level, the HPG compliance team will coordinate with Vendor and Participant in an effort to determine the applicable new pricing tier. Participant shall be moved to the new pricing tier on a date mutually agreed to by Vendor, HPG and the Participant, or as specified in any SIP Acknowledgement or Letter of Commitment between Vendor and the Participant.

6. In any event, all compliance resolution issues will be addressed by HPG within sixty (60) days, with HPG using commercially reasonable efforts to resolve such issues within such time period.

HealthTrust Purchasing Group
Purchasing Agreement
No. HPG–1331
Vendor: Masimo Americas, Inc.
February 1, 2008

Compliance Form

Vendor Name:

Contact Name:
Phone Number:

Date:

Enter information here

Division/Product Area:

Enter information here

Facility Name:

Address:
City:
State:

Group or Parent:

Enter information here

SIP Acknowledgement or LOC?

If yes, attach copy.

Compliance Problem/Product Area:

(current compliance level vs. contract compliance requirement—state the dollar impact and projected lost savings opportunity)

Primary Facility Contact(s):

Name:
Title:
Phone Number:
Email Address (if available):

What has been done to resolve the issue locally?

(Include details such as: (i) meeting dates and with whom; (ii) evaluation results if any; (iii)expected decision date for product area; and (iv) last interface date with the facility.)

What are your recommended next steps for this account?

Enter information here

Internal Use Only:

COID:
Assigned to:
Contract Number:
Issue Status:
Record Activity:

Exhibit E

HealthTrust Purchasing Group
Purchasing Agreement
No. HPG–1331
Vendor: Masimo Americas, Inc.
February 1, 2008

Communication for Contract Terms

This Contract Summary Sheet has been created for communicating information on this referenced agreement to HPG members. It is not to be considered as part of the agreement or to have any legal effect relative to the agreement.

1. Types or Categories of Products on Contract

   Please list specific examples of the types of products on this agreement.
   This should not be a repeat of the contract description.

   –Pulse Oximetry technology and related accessories

2. Customer Service Hours

   What are the hours of operation of the vendor's customer service contact?

   1–800–326–4890 #1 – Customer Service: 6am – 5pm PST
   1–800–326–4890 #2 – Technical Support: 24 hours/day, 7 days/week

3. Pricing Through Term of Agreement

   Describe if the pricing is firm through the term of the agreement

   Yes, pricing is firm through the Agreement term

4. Freight Charges, Shipping and Delivery Time Period

   Describe how freight charges are billed (e.g., included in price; paid by Vendor and added to invoice; etc.).

   Freight/shipping charges, including insurance for the full value of Product shipped, are not included in the Product price and shall be "prepaid" by Vendor and added to the invoice as a separate line item that is identified as either "freight" or "shipping" and "insurance" charges.

Vendor represents and warrants to HPG and Purchasers that it shall make commercially reasonable efforts to maintain in inventory at appropriate locations sufficient quantities of each Product and shall both choose a transportation mode and carrier and provide said carrier with appropriate instructions to ensure that any Purchaser ordering Products will receive delivery within seven (7) business days after the date the order is received by Vendor

Indicate if delivery is FOB Destination or FOB Origin.

FOB Origin: In the event of a damaged, lost or missing shipment, Vendor shall, at Purchaser's request and discretion, and at no cost to the Purchaser, submit a claim on behalf of the Purchaser with the carrier, and ensure the claim is resolved to Purchaser's reasonable satisfaction.

What is delivery time period from receipt of order?

Seven (7) business days after the date the order is received by Vendor except for Build–to–Order products

5. Rebates

Describe the rebate structure for this agreement. Do not include actual rebate percentages.

NA

6. Other Fees

Describe any other fees (besides rebates and admin fees) for this agreement.

NA

7. Warranty Policy

Describe the warranty for this agreement. Please include the warranty period.

- ***Portable Tabletop and Handheld Pulse Oximeters**: 1 Year from date of first use, not to exceed 14 months from shipment*
- ***Batteries, reusable cables, sensors and accessories**: 6 months from first use, not to exceed 8 months from shipment*
- ***Disposable Single Patient Use Adhesive Sensors**: Single patient use within 120 days after shipment*

The following is the specific warranty and limitation of liability language provided by the Vendor:

Warranty; Limitation of Liability. Vendor warrants to Purchaser that the Vendor monitors, sensors and other accessories provided will conform to the published product specifications of Vendor in all material respects and be free from material defects in materials and workmanship; [...***...]

***Confidential Treatment Requested**

[...***...]. Provided that payments are current and Purchaser is not otherwise in breach of this Agreement, Vendor's obligation if any Vendor monitors, sensors or other accessories found upon examination by Vendor, to be defective during the warranty period shall be limited to repair or replacement. This warranty is subject to the following exclusions, exceptions and limitations: a) repair and maintenance necessitated by neglect, misuse or improper operation of the monitors, Software, or device; b) modification of monitors, sensors and Software without the express written authorization of Vendor or as otherwise provided in the Product documentation; c) supplies, devices or electrical work external to the Vendor monitors or not manufactured by or for Vendor; d) use of sensors or other accessories other than those manufactured by or for Vendor and distributed by Vendor; and e) use of the monitors and sensors for uses and/or in environments for which they are not intended. For monitors manufactured by third–parties and not sold under Vendor's name or trademark, Vendor will pass on to Purchaser all terms and rights provided by the manufacturer. Vendor is not responsible and will charge the Purchaser for repair, replacement, or maintenance necessitated by neglect, misuse, improper operation, accident, fire, water immersion, vandalism, weather, war, or any Act of God, and unauthorized non–Vendor monitors attached to Vendor monitors, or unauthorized modification of Vendor monitors or software. Warranty does not extend to any equipment, or software not manufactured by or for Vendor and that does not have Vendor's name or Trademark. EXCEPT AS OTHERWISE PROVIDED IN THE HPG AGREEMENT WITH MASIMO, THE FOREGOING WARRANTY, IS IN LIEU OF AND EXCLUDES ALL OTHER EXPRESS OR IMPLIED PRODUCT WARRANTIES, ARISING BY OPERATION OF LAW OR OTHERWISE, AND NO OTHER WARRANTIES EXIST, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE. VENDOR WILL NOT BE LIABLE FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES, EXPENSES, LOST PROFITS, OR OTHER DAMAGES ARISING OUT OF THE USE OR INABILITY TO USE THE EQUIPMENT AND SOFTWARE, EVEN IF VENDOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. Some jurisdictions may not permit the limitation of liability under certain circumstances; the foregoing limitations and exclusions are not applicable to the extent not permitted under the laws of the relevant jurisdiction.

8. Order Cancellation / Return Goods Policy

Describe the order cancellation or return goods policy for this agreement.

Return Policy (non–warranty)

***Confidential Treatment Requested**

Call Masimo Corporation at 1–800–362–4890 and select option #2 to request an RMA number to return your product. **Products must be unopened and in original packaging.** A restocking fee of 25% will be charged, subject to change by Masimo.

Return Policy (warranty returns)

Call Masimo Corporation at 1–800–362–4890 and select option #2 to request an RMA number to return your product. Please clean contaminated/dirty product before returning and make sure it is fully dry before packaging the product. Package the product securely and enclose the following information and items:

- A letter describing in detail any difficulties experienced with the product. Please include the RMA number in the letter.
- Reference a contact person's name, telephone, and or fax for any questions about the product.
- A certificate stating the oximeter or other product has been decontaminated for bloodborne pathogens.
- Non–warranty equipment repairs require a purchase order.

*All Products shall be subject to inspection and acceptance for up to ten (10) days after receipt by Purchaser, (the "**Acceptance Period**") to confirm that such Product, as delivered, performs in material compliance with its published specifications. Any Products which do not comply with Purchaser's purchase order; in any way fail to comply with the warranties provided under this Agreement; or are defective in any way at any time prior to the end of the applicable Acceptance Period, may be rejected by Purchaser on written notice to Vendor irrespective of date of payment therefor. If Vendor has not received such notice within the Acceptance Period, the Equipment is deemed accepted upon expiration of the Acceptance Period. Purchaser may hold any Product rejected for reasons described herein pending Vendor's instructions, or Purchaser, by mutual agreement with Vendor, may return such Products to Vendor at Vendor's expense, F.O.B. Origin, Freight Collect.*

9. Backorder/Fill Rates

   What are the back order / fill rates for this agreement?

   At least 95% fill rates

10. Value Added Services

   Describe any value–added services for the members on this agreement.

   NA

11. Bulk–Buy

Describe the bulk–buy program for this agreement.

NA

12. Price Tiers

Tier 2 = All HPG members
*Tier 1 = IDN Tier identified as [... *** ...] hospitals committing to purchase a minimum of [... *** ...] of Masimo Pulse Oximetry products (Direct or through Distribution)*

What tier will new members be loaded to?

Tier 2, with the exception of members that previously executed Deferred Equipment Purchase Agreements whereby the terms of these Agreements will remain in affect unless the parties agree to amend the Deferred Equipment Purchase Agreement.

How will vendor decide whether facility is in compliance with tier requirements?

Tier 2 requires no minimum compliance levels
*Tier 1 is IDN committing a minimum of [... *** ...] of their pulse oximetry purchases to Masimo. Any IDN not in compliance [... *** ...] after agreement will be reverted to Tier 1 pricing.*

How often does vendor review compliance?

Quarterly

Describe grace period for compliance, if applicable.

*[... *** ...] after IDN agreement executed*

What notification will vendors provide before changing a member's tier designation?

30 days following written notice per the Contract Compliance process listed in Exhibit D of this Agreement

Define each tier on this agreement, including what compliance level a member must achieve to qualify. Please list the tiers in order from best to worst.

*Tier 1 = IDN Tier identified as [... *** ...] hospitals committing to purchase a minimum of [... *** ...] of Masimo Pulse Oximetry products (Direct or through Distribution)*
Tier 2 = All HPG members

13. Letters Of Commitment (LOCs)

If this agreement requires an LOC please complete this section.

***Confidential Treatment Requested**

What are the benefits of signing the LOC? Please provide detail.

*An LOC only applies to member Health Systems that include [...***...] hospitals who indicate that Masimo is their preferred oximetry supplier and commit that a minimum of [...***...] of their oximetry purchases will be from Masimo.*

What is the deadline for existing members to sign the LOC?

Anytime during the term of this Agreement

What is the deadline for new members to sign the LOC?

No deadline, anytime during the term of this Agreement

If this is a tiered agreement, what tier will a member be loaded to if they do not submit an LOC?

Tier 2

How often can a member submit a new LOC form with a new tier designation?

Anytime during the term of this Agreement

How long after the vendor receives an LOC will the distributor have pricing loaded?

30 Days

What's the cutoff period for the LOC after which a member cannot submit an LOC or receive best tier pricing?

NA

Should the LOC for this agreement be returned to HPG or the vendor?

LOC should be submitted to Vendor

Does the LOC require the signature of the vendor's local rep?

It requires signature from the applicable Masimo Regional Vice President

14. Group Letters of Commitment

If this agreement has an option for Groups to sign an LOC complete this section. If there is a Group LOC option on this agreement, does it have a separate LOC form?

*An LOC only applies to member Health Systems that include [...***...] hospitals who indicate that Masimo is their preferred oximetry supplier and commit that a minimum of [...***...] of their oximetry purchases will be from Masimo.*

***Confidential Treatment Requested**

How is a group defined for commitment to this agreement?

*Identified as [... *** ...] hospitals indicating Masimo as their preferred pulse oximetry manufacturer of choice by committing to a minimum of [... *** ...] of their pulse oximetry purchases from Masimo*

What are the benefits of a group commitment for this agreement?

Enhanced Pricing

Should the form be returned to HPG or the vendor?

Vendor

15. Standardization Incentive Program (SIP)

If this agreement has an SIP complete this section.
What are the benefits of participating for this agreement?

NA

Should the form be returned to HPG or the vendor?

NA

16. Group Standardization Incentive Program

If this agreement has a Group SIP complete this section.
What are the benefits for a group participating for this agreement?

NA

Should the form be returned to HPG or the vendor?

NA

17. Other Forms

If this agreement has any other form complete this section.
If there are any other types of forms that a facility might need to sign, for example a CPRR or lease document, what are the benefits for an HPG member of signing any other forms (aside from the LOC and/or SIP) on this agreement?

A Facility Agreement is available to assist in financing the Equipment.

If there are any other types of forms that a facility might need to sign, for example a CPRR or lease document, should other forms (aside from the

***Confidential Treatment Requested**

LOC and/or SIP) related to this agreement be submitted to HPG or the vendor?

NA

18. Other Group Forms

If this agreement has any other group form complete this section.
What are the benefits for an HPG member group of signing any other group forms (aside from the LOC and/or SIP) on this agreement?

NA

Should other group forms (aside from the LOC and/or SIP) related to this agreement be submitted to HPG or the vendor?

NA

19. Strategic Sourcing Opportunities

For specific HPG members
Please summarize the Strategic Sourcing opportunities for this agreement?

NA

20. Pricing Supplement

If there is capitated pricing, please provide pricing details and options.

NA

If there are upcharges, please provide details and options.

NA

If there are other discounts, please provide details and options.

NA

If there are other loaner or instrument fees, please provide details and options.

NA

If there are any other fees, please provide details and options.

NA

21. Consignment

Describe the consignment policy and process for this agreement.

NA

22. Formulary Program

Describe the formulary program for this agreement.

NA

23. Trade–In Policy

Describe the trade–in policy for this agreement.

NA

24. Indigent Care program

Summarize the indigent care program for this agreement.

NA

25. Additional Contract Information

Please provide any additional contract information you believe would be of value to HPG membership that was not captured by any of the specific questions.

Note the following provisions:

ӝ Vendor shall not be liable for any infringement of intellectual property rights of third parties or for any liability, loss, damages, costs or expenses which Purchaser may incur as a result of any injury, illness or death resulting from (a) alterations or modifications to the Products made by Purchaser or third parties at Purchaser's request and without the written approval of a Vendor executive vice president or chief executive officer, (b) electrical/electronics, software/firmware, sensors, or product interface not furnished by Vendor, (c) combination of the Products with other apparatus or technology not furnished by Vendor, (d) use of Products in combination with products or components not supplied by Vendor, (e) use of Products expressly prohibited under this Agreement (if any), or (f) for any claims not related directly to the Products. The preceding Vendor indemnification obligations apply to claims arising out of Vendor SET or Rainbow SET technology contained in OEM Monitors or the combination of such technology with Vendor Sensors and Equipment.

Software License Grant. The Products contain Vendor proprietary software (the "Software"), trade secrets and other proprietary information (collectively, "Intellectual Property"). Vendor grants to Purchaser a non–exclusive, non–transferable, perpetual license to use the Software and Intellectual Property in connection with its use of the Products. This Agreement does not constitute a sale of the Software or any Intellectual Property. The Purchaser may not reverse engineer, copy, modify, loan, rent, lease, assign, transfer, or sub–license the Software or Intellectual Property without Vendor's prior written consent, which may be withheld at Vendor's sole discretion; any attempt to do so will render the license null and void and the right to use the Software and Intellectual Property invalid.

Limited Use of Equipment. [...***...]

***Confidential Treatement Requested**

[...***...]. HPG shall advise Purchasers that the monitors are not intended to be used by anyone other than the Purchaser's qualified and trained personnel or third party maintenance personnel trained by Vendor (or trained in accordance with Vendor's maintenance processes in the case where Vendor trains the trainer for the third party service provider). Except as is described in the applicable user documentation or pursuant to Vendor's maintenance training, the Purchaser may not modify or connect other monitors to the Vendor monitors, including software, hardware and related instruments without Vendor's prior written authorization, which authorization may be withheld at Vendor's sole discretion. The Parties acknowledge that the monitors, Software, sensors and related disposable accessories are intended for use for processes, procedures, experiments or any other uses for which are cleared for use by the Food and Drug Administration (FDA).

***Confidential Treatment Requested**

Exhibit F

HealthTrust Purchasing Group
Purchasing Agreement
No. HPG–1331
Vendor: Masimo Americas, Inc.
February 1, 2008

DEFERRED EQUIPMENT PURCHASE PLAN

MASIMO PULSE OXIMETRY SUPPLY AGREEMENT
[......] DEFERRED EQUIPMENT PURCHASE PLAN***
[......]***
HealthTrust Purchasing Group Members

This Agreement is dated as of the______ day of __________, 200__, (the "**Effective Date**"), by and between:

Masimo Americas, Inc. ("Masimo")
40 Parker
Irvine, CA 92618

and

________________________ (**"Purchaser"**)
____
____

*[...***...] Whereas, the Purchaser and Masimo desire to enter into an agreement pursuant to which Masimo will provide certain equipment to Purchaser (the "**Equipment**") in exchange for a sensor purchase commitment over the Term, as defined herein;*
*[...***...]*

Now, therefore, for good and valuable consideration, the receipt of which is acknowledged, the parties agree as follows:

1. **Purchase and Sale of Sensors.**

   Masimo shall sell to Purchaser and Purchaser shall buy from Masimo, under the terms and conditions of this Agreement, *[...***...]* of pulse oximetry sensors (hereinafter referred to as the "**Sensor(s)**") during the Term, as defined herein.

2. **Sensor Commitment; Additional Products.**

   *[...***...] The attached Schedule A lists the price of the Sensors and Equipment (if applicable) sold and purchased hereunder and defines the Annual Minimum Sensor Purchase Commitment from Purchaser for Purchaser's facilities as listed in Schedule A, and is incorporated herein by reference.*
   *[...***...]*

   Purchaser may make additional purchases by mutual agreement with Masimo upon execution of additional Schedules that reference this Agreement. Masimo may inform Purchaser of new Sensors and products ("**Additional Products**") that it wishes to make available to Purchaser after the Effective Date of this Agreement by providing a written notice of the availability of the Additional Products, the part number and the price for such Additional Products. Masimo acknowledges that Purchaser is not obligated to purchase such Additional Products, but if Purchaser chooses to do so, the terms of sale for such Additional Products shall be the terms set forth in this Agreement or per the terms of an amendment to this Agreement. No change to the Annual Minimum Purchase Commitment, as defined on Schedule A, is made as a result of the addition of Additional Products unless agreed to in writing by the parties through an amendment to this Agreement. If any of the Additional Products are at a considerably higher price point, the parties agree to renegotiate pricing and Masimo will submit these renegotiated priced products to Purchaser for written approval.

3. **Terms of Sale.**

   *[...***...] The attached Schedule B, describes the terms of sale of the Sensors and Equipment, and is incorporated herein by reference.*

***Confidential Treatment Requested**

[...***...]

This Agreement also incorporates all applicable provisions of the agreement entitled Purchasing Agreement, by and between Masimo and HealthTrust Purchasing Group (the "GPO Agreement") as set forth in Schedule C. No other terms will apply to this Agreement and any additional or varying terms supplied by Purchaser with any order or otherwise shall be disregarded and ineffective. In the event of any conflict between the terms of the GPO Agreement and those in this Agreement, the terms of this Agreement shall control.

4. **Invoice Payment.**

Masimo shall invoice Purchaser for Sensors as shipments of Sensors are made.

5. **Purchase Orders.**

All Sensors purchased pursuant to this Agreement shall be implemented by Purchaser's issuance of purchase orders to Masimo. No terms in such purchase order shall amend or supplement the terms of this Agreement. This paragraph does not limit Purchaser's obligation under the Annual Minimum Purchase Commitment.

6. **Term.**

This Agreement is binding and effective as of the Effective Date set forth above. Purchaser's obligation to buy Sensors and the start date for its initial Annual Minimum Purchase Commitment (the "**Start Date**") shall be the earlier of (i) 60 days after the Effective Date or (ii) the first deployment of Equipment. This Agreement shall continue in effect until the ______ anniversary of the Start Date (the "**Term**"). The parties shall each make commercially reasonable efforts to deploy the Equipment within 45 days after the Effective Date.

7. **Acceptance.**

The parties agree that Masimo's record of shipment/delivery and Purchaser's acceptance of such number of Equipment shall be presumptive evidence of such delivery and acceptance by Purchaser.

8. **Press Release.**

Either party may issue a press release announcing the existence and general content of this Agreement and the reasons the Purchaser has chosen Masimo, provided that the issuing party receives written approval from the other party in advance of its publication. Except for the press release or as required by law, neither Party shall, without the other Party's prior written approval, disclose any terms of this Agreement.

9. **Agreement Validity Period.**

The terms of this Agreement are subject to Masimo's receipt of this Agreement executed by Purchaser on or before the ___ day of _________, 2007.

This Agreement is dated as of the Effective Date above.

Purchaser	**Masimo Americas, Inc.**
By: ____________________	By: ____________________
Print: ____________________	Print: ____________________
Title: ____________________	Title: ____________________
Date: ____________________	Date: ____________________

***Confidential Treatment Requested**

SCHEDULE A
[...***...] DEFERRED EQUIPMENT PURCHASE PLAN
[...***...]

This Schedule applies to the following facilities (the "Facilities", collectively, "Purchaser"): List the name of each Hospital Facility.

Masimo agrees to provide the use of the following Equipment and accessories to Purchaser at [...***...] cost during the Term of this Agreement (acquisition prices shown for information purposes only and are the price under the GPO Agreement).

MFR/ Part #	Item Description	Qty	Unit Price	Extended Price
Masimo 9031	Radical–7 Oximeter with LCD Display, Masimo SET Sp02 and Rainbow SET Pulse CO–Oximetry technology platform	1		
Masimo 9086	Radical–7 Oximeter with TFT Color Display, Masimo SET Sp02 and Rainbow SET Pulse CO–Oximetry technology platform	1		
Masimo 9030	Radical Handheld Oximeter with Masimo SET Sp02	1		
Maxima 9021	RDS1 Oximeter Docking Station with SatShare Capability	1		
Masimo 9023	RDS3 Oximeter Docking Station	1		
Masimo 9019	Rad–8 Oximeter w/ Masimo SET and Horizontal LED Display			
Masimo 9028	Rad–9 Oximeter w/ Masimo SET and LCD Display	1		
GE –12949	GE Solar/Tram Internal Upgrade to Masimo. SET Sp02	1		
GE –13108	GE Dash Internal Upgrade to Masimo SET Sp02	1		
GE	GE Dinamap Internal Upgrade to Masimo SET Sp02	1		
Welch Allyn	Welch Allyn Propaq Internal Upgrade to Masimo SET Sp02	1		
Philips –1846	Philips IntelliVue Masimo SET Sp02 single parameter module	1		
SUBTOTAL: Capital Equipment				**SUBTOTAL**
Masimo	SatShare Cables	1		
Masimo	Mounting Brackets – SatShared Radical Oximeters	1		
Masimo 2281	LNC 10' Dual–Key Patient Cable for Philips IntelliVue Series	1		
Masimo 2263	LNC 10' Adapter Cable to Philips 12–pin "CMS" Sp02 Socket	1		
Masimo 2264	LNC 10' Adapter Cable to GE Conventional Sp02 Socket	1		
Masimo 12525	ProFox Software	1		
Masimo 1795	Tester for Masimo SET Sp02 and Pulse Rate	1		
Masimo 1395	Radical Series Handheld Locks	1		
Masimo 1863	LNCS DC–1 Adult Reusable Finger Sensor	1		
Masimo 1864	LNCS DC–IP Pediatric Reusable Finger Sensor	1		
Masimo 1896	LNCS TF–I Reusable Forehead Sensor	1		
Masimo 1895	LNCS TC–I Tip Clip Reusable Ear Sensor	1		
SUBTOTAL: Accessories				**SUBTOTAL**
Masimo	Installation and Training Services	1		
Masimo	Extended Warranty for Masimo Tabletop Oximeters	1		
SUBTOTAL: Installation and Warranty Services				**SUBTOTAL**
TOTAL: Equipment, Accessories and Services				**TOTAL**

Sensor Purchase Commitment: [...***...]

***Confidential Treatment Requested**

Purchaser agrees to purchase Sensors in the minimum quantities set forth below each year beginning on the Start Date or any anniversary thereof (the **"Annual Minimum Purchase Commitment"**) during the Term of the Agreement.

Part Number	Description	Annual Minimum Sensor Purchase Commitment Baseline Quantity	Guaranteed Quantity	Unit Price	Extended Price
1859	**LNCS ADT Adult Adhesive Sensor**		**0**	**$ [...***...]**	**$ —**
1860	**LNCS PDT Pediatric Adhesive Sensor**		**0**	**$ [...***...]**	**$ —**
1861	**LNCS INF-L Infant Adhesive Sensor**		**0**	**$ [...***...]**	**$ —**
1862	**LNCS NEO-L Neonatal Adhesive Sensor**		**0**	**$ [...***...]**	**$ —**
1901	**LNCS NEO-PT Neonatal SofTouch Adhesive Sensor**		**0**	**$ [...***...]**	**$ —**
	TOTALS:	**0**	**0**		**$ —**

[...***...]

Sites: This Agreement is based on Purchaser's agreement to convert ____ pulse oximetry sites at the Facilities to utilize Masimo Sensors. Purchaser agrees to use best efforts to make all its clinicians who will be using the Equipment available for on-site training or to complete Masimo's online e-Learning tutorial in the use of Masimo SET oximetry and Sensors.

Annual Minimum Purchase Commitment. Purchaser may adjust the mix of adhesive sensors purchased from the quantities listed in the above table provided the Annual Minimum Purchase Commitment in "dollars" is achieved. [...***...]

The value of any Equipment provided by Masimo to Purchasers may be considered to be a discount, rebate or other reduction in price to the Sensors obtained under the Agreement. Purchasers may have an obligation to disclose and/or appropriately reflect any such discounts, rebates or price reductions in any costs claimed or charges made to Medicare, Medicaid, or health insurers requiring disclosure by separately stating Purchaser's costs for Equipment and Sensors. A worksheet for Purchaser to calculate its equipment and supply costs under this Agreement is available through the HealthTrust Purchasing Group SCRUBS website or by calling Customer Service for HealthTrust Purchasing Group (888-222-1172).

***Confidential Treatment Requested**

SCHEDULE B
TERMS AND CONDITIONS

*1. [...***...] Equipment Ownership. Purchaser acknowledges that Masimo has and retains title to the Equipment until Purchaser has met all its obligations under the contract, including the aggregated Annual Minimum Purchase Commitment. Title to the Equipment automatically transfers to Purchaser on completion of all such obligations.*

*[...***...]*

[...***...] Purchaser will not sell, assign, sublet, transfer, abandon, part with contract, create, incur, assume or suffer to exist any claim mortgage, pledge, lien, security interest or other charge or encumbrance of any kind upon or with respect to the Equipment or any part thereof or any of Purchaser's rights under this Agreement, without Masimo's written consent. Masimo shall have the option to make, and require Purchaser to execute, any and all information and/or lien filings Masimo deems appropriate under the Uniform Commercial Code to perfect a security interest in the Equipment. During the term of this Agreement, Purchaser shall bear the entire risk of loss and damage to the Equipment from any and every cause whatsoever, except for acts by Masimo. Except for loss of use caused by a Masimo material breach of contract that is not timely cured, no loss or damage to the Equipment (or any part thereof), or any failure of operation, shall impair any obligations of Purchaser (including, without limitation, payment obligations) under this Agreement, which shall continue in full force and effect.

2. Software License Grant. The Sensors and Equipment contain Masimo proprietary software (the "**Software**"), trade secrets and other proprietary information (collectively, "**Intellectual Property**"). Masimo grants to Purchaser a non-exclusive, non-transferable, perpetual license to use the Software and Intellectual Property in connection with its authorized use of the Equipment and Sensors. This Agreement does not constitute a sale of the Software or any Intellectual Property. The Purchaser may not reverse engineer, copy, modify, loan, rent, lease, assign, transfer, or sub-license the Software or Intellectual Property without Masimo's prior written consent, which may be withheld at Masimo's sole discretion; any attempt to do so will render the license null and void and use of the Software and Intellectual Property invalid.

3. Confidentiality. Neither party shall disclose to any unrelated third party or to any related party that is not bound by the obligations of confidentiality set forth herein or in its applicable participation agreement with HealthTrust Purchasing Group, or use for any purpose other than performance of this Agreement any information and proprietary material disclosed to it without the prior written consent of the disclosing party. The obligations of confidentiality shall not apply to information that at the time of disclosure or subsequently (i) is a matter of general public knowledge other than by a breach of this Agreement, (ii) is rightfully communicated to the recipient free of any obligation of confidence, or (iii) is made public by the disclosing party; or to information that is required to be disclosed by applicable law, provided however, that the recipient shall promptly notify the disclosing party of such requirement.

4. Limited Use of Equipment. [...***...] The monitors are not intended to be used by anyone other than the Purchaser's qualified and trained personnel or third party maintenance personnel trained by Masimo (or trained in accordance with Masimo's maintenance processes in the case where Masimo trains the trainer for the third party service provider). Except as is described in the applicable user documentation or pursuant to Masimo's maintenance training, the Purchaser may not modify or connect other monitors to the Masimo monitors, including software, hardware and related instruments without Masimo's prior written authorization, which authorization may be withheld at Masimo's sole discretion. The Parties acknowledge that the monitors, Software, sensors and related disposable accessories are intended for use for processes, procedures, experiments or any other uses for which are cleared for use by the Food and Drug Administration (FDA).

5. Delivery; Payment. Prices are shown on Schedule A and are FOB shipment origin, with freight and packaging added to invoice. Risk of loss shall pass to the Purchaser FOB shipment origin. Purchaser shall pay all sales, use, property, excise, import or export, value added or similar taxes (except Masimo's income or franchise taxes) levied upon the delivery, transport, use or possession of the products. Payment terms are net 30 days from shipment date. Service charges of 1 1/2 % per month or the maximum rate permitted by law, if lower, may be charged on past due amounts. Masimo reserves the right to make partial deliveries. The carrier shall not be construed to be an agent of Masimo. Masimo shall not be held responsible for delays by carrier to make deliveries for any cause.

6. Service, Installation and Training. Installation and training are scheduled by mutual consent between Masimo and the Purchaser. Telephone support is provided to the Purchaser twenty-four (24) hours per day, seven (7) days per week. If the Purchaser experiences difficulty using the Equipment or sensors the Purchaser should call Masimo's telephone support number.

7. Warranty; Limitation of Liability. Masimo warrants that the Masimo Equipment, Sensors and other accessories provided will materially conform to the published product specifications of Masimo and be free from material defects in materials and workmanship; [...***...]. Provided that payments are current and Purchaser is not otherwise in breach of this Agreement, Masimo's obligation if any Masimo Equipment,

***Confidential Treatment Requested**

Sensors or other accessories found upon examination by Masimo, to be defective during the warranty period shall be limited to repair or replacement. This warranty is subject to the following exclusions, exceptions and limitations: a) repair and maintenance necessitated by damage, neglect, misuse or improper operation of the Equipment, Software, or device; b) modification of Equipment, Sensors and Software without the express written authorization of Masimo; c) supplies, devices or electrical work external to the Masimo Equipment or not manufactured by Masimo; d) use of sensors or other accessories other than those manufactured and distributed by Masimo; and e) use of the Equipment and Sensors for uses and/or in environments for which they are not intended. For Equipment manufactured by third–parties, Masimo will pass on to Purchaser all terms and rights provided by the manufacturer. Masimo is not responsible and will charge the Purchaser for repair, replacement, or maintenance caused by damage, neglect, misuse, improper operation, accident, fire, water, vandalism, weather, war, or any Act of God, and unauthorized Equipment attached to Masimo Equipment, or unauthorized modification of Masimo Equipment or software. Warranty does not extend to any equipment, or software not manufactured by Masimo. THE FOREGOING WARRANTY IS IN LIEU OF AND EXCLUDES ALL OTHER EXPRESS OR IMPLIED WARRANTIES, ARISING BY OPERATION OF LAW OR OTHERWISE, AND NO OTHER WARRANTIES EXIST, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR PARTICULAR PURPOSE. MASIMO WILL NOT BE LIABLE FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES, EXPENSES, LOST PROFITS, OR OTHER DAMAGES ARISING OUT OF THE USE OR INABILITY TO USE THE EQUIPMENT AND SOFTWARE, EVEN IF MASIMO HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

8. Indemnification.

8.1 **Bodily Injury**. Masimo will defend, indemnify and hold Purchaser harmless against any and all liability, loss, damages, costs or expenses that Purchaser may hereafter incur, as a result of any injury, illness or death of any person which is caused by any Products, to the extent that such injury, illness or death resulted from (i) Masimo's design or manufacture of the standard Products or (ii) failure of any Product at the time of shipment to Purchaser to materially comply with its published specification. "Product(s)" means any Sensors, accessories and Equipment provided to Purchaser under this Agreement, including without limitation third party monitors that contain Masimo SET or Rainbow SET technology under license from Masimo ("OEM Monitors").

8.2 **Infringement**. Masimo will defend, indemnify and hold Purchaser harmless against infringement or alleged infringement directly resulting from standard Products furnished under this Agreement, of any patent, copyright, trademark, trade secret, or any other proprietary right of any third party. In the event of such claim, Masimo may, at its sole discretion, (i) modify the particular Product to make it non–infringing, (ii) obtain a license to allow the continued use of the Product, or (iii) terminate this Agreement, and take possession of and refund all fees paid for the infringing Products.

8.3 **Exclusions**. Masimo shall have no liability or responsibility of any kind to Purchaser under this Section ("Indemnification") unless Purchaser (i) promptly notifies Masimo of such claims, (ii) gives Masimo an adequate opportunity to defend, including complete control of such defense, and (iii) provides reasonable assistance to Masimo, at Masimo's expense and request, in connection with the defense and settlement of any such claim. Masimo shall have no liability for settlements made without Masimo's express written consent. Should Purchaser desire to have its own counsel participate in any such action, the cost of such counsel shall be exclusively Purchaser's. Notwithstanding the above, Masimo shall not be liable for any infringement of intellectual property rights of third parties or for any liability, loss, damages, costs or expenses which Purchaser may incur as a result of any injury, illness or death resulting from (a) alterations or modifications to the Products made by Purchaser or others (or by Masimo, in the case of an infringement claim) at Purchaser's request, (b) electrical/electronics, software/firmware, sensors, or product interface not furnished by Masimo, (c) combination of the Products with other apparatus or technology not furnished or, in the case of infringement claims, specified in writing by Masimo, (d) use of products or components not supplied by Masimo, (e) use of Products not permitted under this Agreement, or (f) for any claims not related directly to the Products. The preceding sentence does not exclude Masimo's indemnification obligations for claims arising out of Masimo SET or Rainbow SET technology contained in OEM Monitors or the combination of such technology with Masimo Sensors and Equipment. If Masimo fails to assume its obligation to defend Purchaser, then Purchaser may do so to protect its interest and seek reimbursement from Masimo.

9. **Termination**. In the event of a breach of a material obligation of this Agreement by either party, the other party will provide written notice including all supporting documentation of the breach. If the breach is not cured within thirty (30) days of receipt of such notice (ten (10) days in the event of breach of payment obligations), the notifying party shall be entitled, in addition to all other remedies available to such party, to terminate this Agreement for cause and without penalty by providing written notice in accordance with the Agreement. Termination of this Agreement for material breach shall be without prejudice to all accrued rights and remedies the parties may have, and shall not affect any continuing rights and obligations the parties may have under this Agreement. All payments made before the date of termination are non–refundable. Purchaser shall pay any outstanding balances due Masimo for services performed or products delivered prior to termination, except for those, if any, that are related to Masimo's breach. [...***...].

10. **Power and Authority; Amendments**. Masimo and Purchaser each represent to the other that each has full and complete power and authority to execute this Agreement and that this Agreement constitutes a valid and binding obligation of Masimo and Purchaser, respectively, enforceable in accordance with its terms. Amendments to this Agreement (other than the addition of Additional Products), which includes without limitation any additional terms not set forth herein, may only be made via a written amendment signed by Masimo and by Purchaser. Only an executive vice–president or the president of Masimo has the authority to sign this Agreement or any amendment or schedule hereto.

11. **General**. This Agreement contains the entire understanding between Masimo and the Purchaser and supersedes all prior understandings, written or oral, regarding the subject of this Agreement. Notwithstanding anything else herein to the contrary, some or all of Masimo's rights under this agreement may be assigned to a third party for purposes of financing, an affiliate, or a successor in interest resulting from a merger or acquisition. If any provision of these Terms and Conditions is found to be unenforceable, it will not affect the validity of the remainder of these Terms and Conditions, which shall remain valid and enforceable according to the terms hereof. This Agreement shall not be binding until approved by Masimo at its home office. The courts and substantive laws of the states of both parties' home offices shall have non–exclusive jurisdiction to resolve any disputes between the parties. The prevailing party in any litigation between the parties shall receive from the other party all reasonable costs incurred by the prevailing party, including attorneys' fees. This Agreement may be signed by facsimile copies and in counterparts.

***Confidential Treatment Requested**

SCHEDULE C
ADDITIONAL TERMS APPLICABLE TO HPG PURCHASERS

This Agreement incorporates by reference all applicable terms and conditions from the sections of the GPO Agreement identified below:

7.0 Vendor Delivery Performance; Customer Service

8.0 Shipment, Risk of Loss, Freight Charges

9.0 Warranties and Disclaimer of Liability

10.0 Inspection.

11.0 Indemnity

12.0 Confidentiality; Software License & Use Restrictions.

14.0 Insurance

15.0 Order Cancellation (as to specific orders and not as to this Agreement in its entirety)

17.0 Books, Records and Compliance Requirements
(excluding Sections 17.2.5, and 17.3 – 17.7)

By mutual agreement with Purchaser, Masimo may include the actual terms listed above in lieu of incorporating them by reference. If Masimo needs to disclose the terms of this Agreement in the course of its business, such terms shall not be deemed confidential to HPG for purposes of such disclosure.

Implementation. Masimo will use commercially reasonable efforts to deliver and distribute all equipment listed in Schedule "A" including pulse oximeters and internal upgrades or replacements in accordance with a mutually agreed upon implementation schedule. The parties agree to use commercially best efforts to jointly develop and complete an implementation plan that is comprehensive, but also includes the efficient use of Purchaser's resources to complete the process in an agreed upon, expeditious timeframe. Masimo will provide a comprehensive training program for designated staff for all products provided. Purchaser will designate a Project Manager with responsibility for high level planning and coordination of the Implementation with the Masimo Project Manager.

EX-10.34

AMENDED AND RESTATED CROSS-LICENSING AGREEMENT
10-K Filed on 03/04/2008 - Period: 12/29/2007
File Number 001-33642



Exhibit 10.34

***Text Omitted and Filed Separately
Confidential Treatment Requested
Under 17 C.F.R. §§ 200.80(b)(4)
and 230.406

AMENDED AND RESTATED

CROSS–LICENSING AGREEMENT

BETWEEN

MASIMO LABORATORIES

AND

MASIMO CORPORATION

EFFECTIVE JANUARY 1, 2007

EXHIBITS

AMENDED AND RESTATED CROSS–LICENSING AGREEMENT

THIS AMENDED AND RESTATED CROSS–LICENSING AGREEMENT (the "Agreement"), effective as of January 1, 2007 (the "Effective Date"), is an amendment and restatement of the CROSS–LICENSING AGREEMENT originally made and entered into as of the 2nd day of May, 1998 (as subsequently amended, the "Original Agreement"), by and between MASIMO LABORATORIES, a Delaware corporation ("LABS"), and MASIMO CORPORATION, a Delaware corporation ("MASIMO"), with reference to the following:

RECITALS

A. MASIMO has developed a technology ("MASIMO Technology" as defined herein). MASIMO Technology incorporates circuitry and software which, among other things, acquires and detects signals generated by red and infrared LEDs, and which is designed to extract arterial oxygen saturation and pulse rate values from such signals.

B. Pursuant to the Original Agreement, as previously amended, LABS has an exclusive license to MASIMO Technology for certain applications.

C. Pursuant to the Original Agreement, as previously amended, LABS has a license to make, use and sell devices which incorporate MASIMO Technology subject to certain restrictions for distribution throughout the world.

D. Pursuant to the Original Agreement, as previously amended, MASIMO has an option to license to certain technology developed by LABS for use in blood glucose monitoring and total hemoglobin/hematocrit applications, and MASIMO desires to have an option to license certain technology developed by LABS for use in certain other Non–Vital Signs Monitoring in the professional caregiver market.

E. MASIMO has acquired substantial Know–How (as defined below) in extracting signals from signals contaminated by noise.

F. MASIMO has acquired and expects to continue to acquire a reputation for excellence, and its trademark has and will continue to acquire valuable goodwill.

G. Labs has acquired substantial Know–How (as defined below) in extracting signals from interfering signals.

H. Labs has acquired and expects to acquire a reputation for excellence.

I. MASIMO and LABS entered into three amendments of the Original Agreement relating to increasing funding to LABS and extending the period for execution of the option to license certain technology developed by LABS.

J. MASIMO and LABS entered into a Fourth Amendment to the Original Agreement to enable MASIMO to have its option to blood glucose monitoring and total hemoglobin/hematocrit applications be separately exercisable and to obtain a license to carboxyhemoglobin and methemoglobin, which Fourth Amendment superseded all earlier amendments to the Agreement.

K. The Parties desire to enter into this Agreement to amend and restate the Original Agreement and the terms of the Fourth Amendment, to include additional terms, and to have this Agreement supersede the Original Agreement and the Fourth Amendment.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth in the Original Agreement and hereinafter set forth, LABS and MASIMO hereby agree as follows:

1. DEFINITIONS. As used in this Agreement, the following terms, whether used in the singular or the plural shall have the following meaning:

1.1. Accessory means cables or any other accessories manufactured by a Party for use with any of the Products.

1.2. Affiliate means, with respect to each Party, any legal entity that is, directly or indirectly, controlling, controlled by or under common control with the Party. For purposes of this definition, a Party shall be deemed to control another entity if it owns or controls, directly or indirectly, more than fifty percent (50%) of the voting equity of the other entity (or other comparable ownership interest for an entity other than a corporation).

1.3. Average Selling Price means the total amount, in dollars (based upon the first sale to arms–length customers), for a device, sensor, accessory or other product divided by the number of devices, sensors, accessories or other products sold during the relevant period, or quarterly if not otherwise stated, on a product–by–product basis.

1.4. Change in Control means, with respect to a Party, the occurrence of any of the following: (i) the direct or indirect sale, transfer, conveyance or other disposition (including by merger, consolidation, operation of law or otherwise), in one or a series of related transactions, of all or substantially all of the properties or assets of such Party to a non–Affiliate third party; (ii) any non–Affiliate third party becomes the ultimate beneficial owner, directly or indirectly, of 50% or more of the voting power of the voting stock of such Party; (iii) Joe E. Kiani is not the CEO of either company; or (iv) such Party consolidates with, or merges with or into, any third party, or any third party consolidates with, or merges with or into such entity.

1.5. Distributor means, as applicable, (i) a party that markets LABS Licensed Devices or Stand Alone Licensed Devices to End–Users on behalf of LABS, (ii) a customer of LABS that buys LABS Licensed Devices or Stand Alone Licensed Devices from LABS, private labels such devices, and markets such LABS Licensed Devices or Stand Alone Licensed Devices to End–Users, (iii) a party that markets MASIMO Licensed Devices to End–Users on behalf of MASIMO, or (iv) a customer of MASIMO that buys MASIMO Licensed Devices from MASIMO, private labels such devices, and markets such MASIMO Licensed Devices to End–Users.

1.6. Enabled means that a parameter is actually activated such that it measures the parameter when an appropriate sensor is attached.

1.7. End User is, as applicable, a direct user of LABS Licensed Devices, Stand Alone Licensed Devices or MASIMO Licensed Devices.

1.8. Improvement means any invention, adaptation, modification or change, except for those that are purely aesthetic as trade dress.

1.9. LABS Combo Device means a LABS' device that incorporates Masimo Technology for monitoring Non–Vital Signs Parameters and Vital Signs Parameters.

1.10. LABS Confidential Information means confidential information and proprietary material of LABS, including, but not limited to, (i) the LABS Technology, (ii) any Improvements, patents, copyrights, trade secrets, and any other intellectual property and proprietary rights owned by LABS in accordance with Article 11, and (iii) the following types of information and other information of a similar nature: ideas, concepts, materials, techniques, models, data, designs, documentation, flow charts, budgets, projections, forecasts, marketing and development plans, communication protocols and testing procedures.

1.11. LABS Licensed Device means a LABS' device (finished product, chipset or board containing circuitry or software, software, or any combination) that incorporates Masimo Technology for monitoring Non–Vital Signs Parameters or a LABS Combo Device.

1.12. LABS Market means any product market in which the product is intended to be used by a patient or pharmacist rather than by a professional medical caregiver, regardless of the particular location of the sale. For example, the LABS Market includes sales to doctors, hospitals, EMS professionals or otherwise, provided the product is intended to be recommended, or resold, for use by the patient or pharmacist.

1.13. LABS Technology means any of the following Rainbow Technology rights (i) owned by LABS as of the Effective Date, or (ii) developed or conceived by LABS during the Term and owned by LABS in accordance with Article 11: Technical information, inventions, concepts, products, components, trade secrets, know–how, techniques, designs, processes, communications protocols, software, Improvements, whether patentable or not, patents, patent applications, including any patents issuing thereon and any and all divisions, continuations and continuations–in–part thereof, and any and all reissues and reexaminations of any such patents, copyrights, copyright registrations and applications, and all other intellectual property rights. LABS Technology excludes (i) any technology owned by a third party and licensed to LABS, and (ii) the MASIMO Technology. Notwithstanding Section 11.3, Labs Technology also includes the glucose measurement technology acquired from Argose.

1.14. Current Licensed Device means a device that incorporates Rainbow Technology for measurement of carbon monoxide (HbCO), methemoglobin (HbMet), total hemoglobin and/or fractional arterial oxygen saturation (whether Enabled or not). A Current Licensed Device includes boards or software for integration into devices of third parties, such as original equipment manufacturers.

1.15. MASIMO Board means a circuit board or chip set manufactured or distributed by or for MASIMO, that incorporates MASIMO Technology, and/or Rainbow Technology and/or Optioned Technology.

1.16. MASIMO Confidential Information means confidential information and proprietary material of MASIMO, including, but not limited to, (i) the MASIMO Technology,

(ii) any Improvements, patents, copyrights, trade secrets, and any other intellectual property and proprietary rights owned by MASIMO in accordance with Article 11, (iii) the MASIMO Software, and (iv) the following types of information and other information of a similar nature: ideas, concepts, materials, techniques, models, data, designs, documentation, flow charts, budgets, projections, forecasts, marketing and development plans, communication protocols, and testing procedures.

1.17. MASIMO Licensed Device means a Current Licensed Device or an Optioned Technology Device.

1.18. MASIMO Licensed Trademarks means the MASIMO SET, Rainbow, and other Rainbow related product designation and word mark(s) set forth on Exhibit B.1.

1.19. MASIMO Market means any product market where the product is intended to be used by a professional caregiver, including but not limited to hospital caregivers, surgicenter caregivers, paramedic vehicles caregivers, doctor's offices caregivers, EMS facilities caregivers and vehicles where emergency medical services are provided.

1.20. MASIMO Sensor means a sensor manufactured or distributed by or for MASIMO for use in SpO_2 Measurement and/or Non–Vital Signs Monitoring.

1.21. MASIMO Product Design means all product design rights other than those that are purely aesthetic, including industrial designs, tooling, process and manufacturing designs, all for products that include Masimo SET.

1.22. MASIMO SET has the meaning set forth in Exhibit A.

1.23. MASIMO Software means any and all computer/instrument software and/or firmware owned by MASIMO that is used or useful in connection with MASIMO Technology for use in Vital Signs Monitoring or Non–Vital Signs Monitoring, including any and all Improvements thereto, all in source code and object code format, and all written documentation relating to such software.

1.24. MASIMO Technology means any of the following MASIMO SET, Masimo Product Design rights, or Masimo Sensor rights, as initially licensed to LABS on May 2, 1998, as the same has been Improved by MASIMO since that time, (i) owned by MASIMO as of the Effective Date, or (ii) developed or , conceived by MASIMO during the Term and owned by MASIMO in accordance with Article 11: technical information, inventions, concepts, products, components, trade secrets, know–how, techniques, designs, processes, communications protocols, whether patentable or not, patent applications, copyright applications, patents, copyrights and all other intellectual property. MASIMO Technology excludes (i) any technology owned by a third party and licensed to MASIMO, and (ii) the Rainbow Technology.

1.25. Net Selling Price of a Product means the total sales revenue for such Product (including any amounts for rental or leasing of such product), excluding charges for returns, rebates, credits, post–sale adjustments, including adjustments for doubtful accounts, outbound prepaid or allowed transportation charges, sales taxes, tariffs or duties directly imposed with reference to particular sales or similar items.

1.26. Non–Vital Signs Monitoring means non–invasive measurement Non–Vital–Signs Parameters using Masimo Technology.

1.27. Non–Vital–Signs Parameter means any noninvasive or minimally invasive measurement of body fluid constituents other than Vital Signs, including, but not limited to, blood glucose, fractional arterial oxygen saturation (defined as the correction to SpO2 by eliminating one or more dysfunctional hemoglobins (i.e., CO, methemoglobin and/or [...***...]), total hemoglobin, hematocrit, carbon monoxide (HbCO), methemoglobin (HbMet), [...***...], bilirubin, [...***...].

1.28. Optioned Technology means LABS Technology developed using MASIMO Technology and Improvements owned by Labs for use in Non–Vital Signs Monitoring other than monitoring of carbon monoxide (HbCO), methemoglobin (HbMet), total hemoglobin and/or fractional arterial oxygen saturation.

1.29. Optioned Technology Device means a device that incorporates Rainbow Technology for measurement of any Non–Vital Signs Parameter (whether Enabled or not) for which MASIMO has exercised one or more of the options under Section 4.1. An Optioned Technology Device includes boards or software for integration into devices of third parties, such as original equipment manufacturers (OEM).

1.30. Parameter means a Vital Signs Parameter or a Non–Vital–Signs Parameter, as applicable.

1.31. Party means LABS or MASIMO; Parties means LABS and MASIMO.

1.32. Products means (i) in the case of MASIMO, MASIMO Boards, MASIMO Sensors and Accessories, and (ii) in the case of LABS, LABS Licensed Devices and Stand Alone Licensed Devices.

1.33. Rainbow Sensor means a sensor incorporating Rainbow Technology for measuring Non–Vital–Signs Parameters and possibly one or more Vital Signs using Masimo Technology.

1.34. Rainbow Technology means LABS technology for Non–Vital Signs Monitoring using Masimo Technology and at least 6 wavelengths.

1.35. SpO_2 Measurement means noninvasive measurement of arterial oxygen saturation (accounting for at least Hb and HbO_2), fractional saturation, plethysmographic waveforms, and/or pulse rate from neonate, pediatric and adult subjects.

1.36. Stand Alone Licensed Devices means LABS' completed patient monitor devices that are not capable of Non–Vital Signs Monitoring but that incorporate a MASIMO Board as the exclusive method to obtain SpO2 Measurement.

1.37. Standard Cost, or Cost, means the cost for direct materials and labor, overhead and administration, in accordance with generally accepted accounting principles.

1.38. Vital Signs Monitoring means measurement and/or monitoring of Vital Signs Parameters.

***Confidential Treatment Requested**

1.39. Vital Signs Parameters means SpO_2, peripheral venous oxygen saturation, mixed venous oxygen saturation, fetal oximetry, Sudden Infant Death Syndrome ("SIDS"), ECG, blood pressure (non–invasive blood pressure, invasive blood pressure and continuous non–invasive blood pressure), temperature, respiration rate, CO_2, SvO_2, pulse rate, respiration rate, cardiac output, EEG, perfusion index ("PI"), depth of anesthesia, cerebral oximetry, tissue oximetry and/or EMG, and associated features derived from these parameters, such as 3–D Alarms, Pleth Variability Index ("PVI"), and other features.

2. LICENSE GRANTS

2.1. Licenses Granted to LABS.

2.1.1. MASIMO grants to LABS an exclusive (including of MASIMO, subject to Section 2.2.1), royalty–bearing, perpetual, worldwide license (i) to use the MASIMO Technology to develop Non–Vital Signs Monitoring and to develop LABS Licensed Devices, (ii) to make, have made, use, offer to sell and sell LABS Licensed Devices , including on an OEM basis, (iii) to sublicense MASIMO Technology for the development of or for use in Non–Vital Signs Monitoring and LABS Licensed Devices, and (iv) to sublicense the use, manufacture and sale of LABS Licensed Devices.

2.1.2. MASIMO further grants to LABS an exclusive, perpetual, worldwide license (i) to copy, modify, and make derivative works of the MASIMO Software for incorporation into LABS Licensed Devices, (ii) to distribute the MASIMO Software in conjunction with a transfer of a LABS Licensed Device to End–Users and Distributors, and (iii) to sublicense the right to copy and modify the MASIMO Software for incorporation into LABS Licensed Devices.

2.1.3. MASIMO further grants to LABS the non–exclusive right to incorporate MASIMO Boards into LABS Licensed Devices and Stand Alone Licensed Devices and to make, have made, use and sell the same (including, but not limited to, in a private label contract which does not include LABS name, but which includes MASIMO's name as provided herein), in the case of Stand Alone Licensed Devices, outside the MASIMO Market. LABS shall also have the right to sublicense to one Affiliate only its rights under this Section, provided that, (i) LABS shall procure that such Affiliate complies with the terms and conditions of this Agreement, and (ii) LABS and such Affiliate shall be jointly and severally liable for any non–performance or breach by such Affiliate.

2.1.4. Masimo further grants the option, for distribution inside the Labs Market, to Labs to license or obtain any and all additional Vital Signs parameters that MASIMO develops during the course of this Agreement on terms no less favorable than any other third party non–exclusive licensee. In the event that Masimo does not have a license with any other third party, then Masimo agrees to negotiate for a license for such parameters with LABS in good faith. This option does not apply if Masimo licenses the additional Vital Sign Parameter on an exclusive basis to a third party prior to Labs exercising this option.

2.1.5. LABS agrees to distribute and to have its sublicensees distribute (i) Stand Alone Licensed Devices and (ii) LABS Licensed Devices in conjunction with and by providing the end–user with an end–user agreement materially equivalent to the "License Agreement" that is attached hereto as Exhibit D.

2.1.6. LABS' license under this Agreement does not include the right to sell MASIMO Boards or MASIMO Sensors on an OEM basis except in connection with an OEM sale for integration in LABS Licensed Devices, or in connection with a sublicense of Stand Alone Licensed Devices.

2.2. Licenses to MASIMO.

2.2.1. License Back to Masimo. LABS grants back to MASIMO a non–exclusive royalty–bearing, worldwide license (i) to use the MASIMO Technology to develop, Non–Vital Signs Monitoring, (ii) to make, have made, use, offer to sell and sell products incorporating any such developed Non Vital Signs Monitoring for distribution solely outside the LABS Market. Labs consents to any agreement entered by Masimo prior to the date of this Agreement, relating to Non–Vital Signs products.

2.2.2. License to HbCO, HbMet, total hemoglobin and fractional arterial oxygen saturation. LABS grants to MASIMO a license to make, have made, use, offer to sell and sell Current Licensed Devices only (i) for distribution outside the LABS Market, and (ii) to LABS. Such license is exclusive (on a parameter–by–parameter basis) in the MASIMO Market until the later of (A) 20 years from the Effective Date or (B) expiration of the last to expire of any LABS patents covering the applicable parameter. Such license shall include the right to sell Current Licensed Devices on an OEM basis.

2.2.3. License to Rainbow Sensors. LABS further grants to MASIMO a license to make, have made, use, offer to sell and sell Rainbow Sensors only (i) for distribution outside the LABS Market, and (ii) for sale to LABS. Such license is exclusive in the MASIMO Market until the later of (A) 20 years from the Effective Date, or (B) expiration of the last to expire of any LABS patents covering the Rainbow Sensors.

2.3. Trademarks, Legends and Logos.

2.3.1. No Implied License. Each of LABS and MASIMO agrees to include the following legend on the exterior of or in manuals or other documentation provided with products that contain technology licensed from the other Party which it sells directly.

NO IMPLIED LICENSE

Possession or purchase of this device does not convey any express or implied license to use the device with replacement parts which would, alone, or in combination with this device, fall within the scope of one or more of the patents relating to this device.

A sample label is shown in Exhibit B. LABS agrees to use reasonable commercial efforts to cause all sublicensees to include this or a similar legend on devices containing MASIMO Technology or in the use manuals or other documentation shipped with such instruments.

2.3.2. Trademark License Grant by MASIMO. MASIMO hereby grants to LABS a nonexclusive license, including the right to grant sublicenses, to use the MASIMO Licensed Trademarks in connection with the Labs Licensed Devices and Stand Alone Licensed Devices, and in connection with the design, manufacture, distribution, advertisement, promotion, sale and offering for sale of such devices; provided, however, that such trademarks are used to indicate the source of incorporated technology and do not indicate that MASIMO is the manufacturer of any such devices.

2.3.3. Quality Control—Devices. LABS agrees that any products bearing any Masimo Licensed Trademark shall be of a high standard of quality, so as to protect and enhance the goodwill pertaining to the Licensed Trademarks. Masimo has the right to inspect the manufacturing and distribution points of LABS for products bearing Masimo Licensed Trademarks, at any reasonable time, to ensure the ongoing quality of any product bearing that Party's Licensed Trademarks. Should Masimo at any time determine that the quality of any product bearing a Masimo Licensed Trademark does not adhere to these quality standards, Masimo will provide written detailed notice to LABS. LABS shall have three months from such notice to bring the quality of such product up to standard or to cease any further use of the Masimo Licensed Trademark in connection with the promotion or sale of such device or product until MASIMO has indicated that it is satisfied that the deficiencies in quality of the particular product has been corrected. For any sublicenses granted under the Masimo Licensed Trademarks, LABS agrees to use reasonable commercial efforts to coordinate quality control consistent with this Section over the manufacture, advertisement, promotion and sale of any products offered by the sublicensee using the MASIMO Licensed Trademarks.

2.3.4. LABS Trademark Marking. LABS agrees that it shall use the MASIMO SET product designation set forth in Exhibit B (i) on all LABS Combo Devices that are marketed directly by LABS, and (ii) all Stand Alone Licensed Devices that are marketed directly by LABS, in each case, on a front panel site associated with the Vital Signs Monitoring. Prior to any such use, LABS shall obtain consent from MASIMO as to the use and location of the Licensed Trademark, which consent shall not be unreasonably withheld. LABS shall use reasonable efforts to cause all sublicensees and Distributors to include such MASIMO Product Designation in accordance with this provision. Labs may, but is not required, to mark products that include Non–Vital Signs Monitoring with any of the Rainbow associated logos (Rainbow, Rainbow SET, SpCO, …), at LABS discretion.

2.3.5. Labs Name. LABS agrees to change its name to eliminate the term "Masimo" at such time that LABS begins selling any product.

2.3.6. Advertising. All advertising directly by LABS for LABS Combo Devices or Stand Alone Licensed Devices shall include one or more of the MASIMO SET Licensed Trademarks. LABS agrees to use reasonable efforts to have sublicensees and Distributors comply with the provisions of this section.

2.3.7. No Other Use. Neither Party shall use the trademarks of the other Party in direct combination with other trade names, trademarks or symbols of such Party or its sublicensees or Distributors.

2.3.8. No Damaging Use. Each Party agrees not to use the trademarks of the other Party in any way which might endanger the owners' rights in or ownership of the trademarks.

2.3.9. Trademark Expenses. The expense of obtaining and maintaining Masimo Licensed Trademarks registrations shall be borne by MASIMO.

2.3.10. Trademark Rights on Change in Control. In the event of a Change in Control of MASIMO, if the acquiring or resulting entity or party permanently ceases to use MASIMO as a company name and as trademark, all rights to the MASIMO trademark shall be and are hereby assigned to LABS including all goodwill associated with the trademark. For the avoidance of doubt, the purpose of this paragraph is to assign the MASIMO mark if MASIMO is no longer using it, therefore so long as the acquiring or resulting entity or party is using MASIMO as either a company name or as a trademark, no assignment under this Section shall apply.

2.3.11. Patent Marking. Each Party agrees to mark products sold under license from the other Party in accordance with the Statutes of the United States relating to marking of patented articles. Each Party agrees to use reasonable efforts to cause its sublicensees and Distributors to comply with this provision.

2.3.12. Maintenance of Licensed Patents. Each Party is responsible for determining whether, where, and on what to pursue patent protection for its technology. Either Party (the "Licensor Party") may discontinue prosecution or maintenance, abandon, or dedicate to the public any of patents and patent applications included in the MASIMO Technology or LABS Technology, as applicable, owned by such Party and in its sole discretion, provided, however, that the Licensor Party shall take reasonable efforts to provide the other Party (the "Licensee Party") with at least 15 days notice prior to abandonment or other dedication to the public of any patent or patent application in the United States or Western Europe. Upon such notice, the Licensee Party shall have 7 days to notify the Licensor Party, in its sole discretion, that such licensed patent should not be abandoned or otherwise dedicated to the public. In such event, the Licensee Party shall be responsible for payment of any costs of maintaining such licensed patents or controlling prosecution at its expense of any licensed patent applications. While there is a single CEO, no written notice to the other company is required. In addition, failure to provide the notice in this paragraph is not a material breach of this Agreement.

3. RESEARCH AND DEVELOPMENT/LICENSE FEES

3.1. Previous Research & Development. The Parties acknowledge that MASIMO has funded research and development conducted by LABS related to, among other things, methemoglobin, fractional arterial oxygen saturation, blood glucose, and/or total hemoglobin measurement in a cumulative amount of seven −million −five −hundred −thousand dollars ($7,500,000), and that in consideration of such payment, MASIMO has been granted the options in this Agreement.

3.2. License Fees for Rainbow Technology. MASIMO agrees to pay a license fee of five million dollars ($5,000,000) for the license to carbon monoxide (HbCO), methemoglobin (HbMet), and fractional arterial oxygen saturation granted and two million five hundred thousand dollars ($2,500,000) for the license to total hemoglobin, under Section 2.2.2. MASIMO acknowledges that it has exercised its option to license total hemoglobin and has licensed fractional arterial oxygen saturation. LABS agrees to use such license fee primarily for the development of Non−Vital Signs Monitoring applications. Such license fee shall be payable in monthly payments, as requested by LABS in accordance with the following sentence. LABS will request payment of the license fee in an amount corresponding to such development costs no more often than monthly, and MASIMO shall pay LABS the license fee in an amount corresponding to such development costs within 30 days following receipt of such request for reimbursement. At LABS' option, some or all of the license fee can be paid in the form of contracted development work done by MASIMO on LABS' behalf pursuant to written request by LABS. MASIMO understands that LABS has no proof of concept for any Non-Vital-Signs Parameters other than those delivered as of this date and makes no representation that proof of concept will ever be achieved for any other Parameter. Except as provided in Section 4.3, upon payment of the license fee described above, no further monthly payment shall be due under this Section. Notwithstanding the above or anything else contained herein to the contrary, LABS may request that any licensing, royalty, option or other fees due to LABS be paid on a quarterly basis. As of December 31, 2006, MASIMO has paid approximately $3,600,000 of the $7,500,000 described above.

4. MASIMO OPTION

4.1. Option Grant. LABS grants to Masimo an option to license Optioned Technology as further set forth in this Article 4 (the "Option").

4.2. Optioned Technology. The "Option" shall be exercisable separately for each parameter included in the Optioned Technology within 180 days of delivery of written notice by LABS to MASIMO stating that proof of feasibility has been achieved separately for such parameter, which notice will include written and reasonably support of such feasibility. The option period shall be extended if MASIMO provides written notice disputing proof of feasibility and during the time period thereafter, during which the parties will work in good faith to agree on whether or not proof of feasibility has been achieved. If the parties can not agree within 90 days, the matter will be submitted to an independent three-member panel (the "Panel"). Each Party shall select one member of the Panel, and the two members shall select a third member. No Panel member may be an employee, officer, director, or owner of any shares of either Party, or related to any employee, officer, director or owner of any shares of either Party, or otherwise affiliated with either Party such that such affiliation would tend to influence such person's ability to independently evaluate this issue. The determination of the Panel shall be binding upon the Parties.

4.3. License Terms. Upon exercise of the Option, LABS hereby grants to MASIMO a license to make, have made, use, offer to sell and sell applicable Optioned Technology Devices for distribution only (i) outside the Labs Market and (ii) to Labs. The foregoing license shall be sublicensable to any MASIMO Affiliate. Such license shall be exclusive in the Masimo Market until the later of (i) 20 years from the exercise date, or (ii) expiration of the last to expire of any LABS patents covering the Optioned Technology at issue. Such license shall include the right to sell applicable Optioned Technology Devices on an OEM basis. However, Masimo does not have the right to provide Licensed Devices or Optioned Technology to any OEM for sale into Labs Market without Labs' approval, which will be in Labs sole discretion.

4.4. Exercise of Option. In order to exercise the Option for each Optioned Technology, MASIMO agrees to pay LABS for each application for which the option is exercised as follows (it being understood that the option rights to total hemoglobin have previously been exercised):

(a) $2,500,000 for Glucose

(b) $500,000 for any other Non–Vital Sign Parameter. However, if a Non–Vital Sign Parameter is merely a combination of already licensed Non–Vital–Sign Parameters, such will not require this additional exercise fee.

Such payments will be made in monthly installments in accordance with and subject to Section 3.2.

4.5. Certain Exceptions. The Parties understand that the exclusivity in the licenses to MASIMO under this Article will in no way preclude LABS from conducting testing and studies in the MASIMO or LABS Market relating to the Optioned Technology and making inadvertent sales to the MASIMO market. Notwithstanding the foregoing, except as expressly provided herein, neither LABS nor MASIMO shall knowingly sell any Products in the other Party's Market.

4.6. Payment on Change in Control. Upon any Change in Control of MASIMO, the option for glucose shall be automatically exercised. Upon such Change in Control, MASIMO agrees to pay LABS the license fee for glucose immediately.

4.7. Termination of Exclusivity.

4.7.1. Reasonable Efforts. Subject to Section 4.7.2, the exclusivity of Section 2.2 and 4.2 and 4.3 shall terminate, as applicable, if MASIMO is not exercising commercially reasonable efforts to develop or marketing a device incorporating the applicable Optioned Technology or Rainbow Technology on a parameter–by–parameter basis within one (1) year of the grant of any such license.

4.7.2. Notification and Cure. LABS must first notify MASIMO of its intent to cancel the exclusivity under Section 4.7.1. MASIMO shall have ninety (90) days to cure its failure to take commercially reasonable efforts to develop or market such devices. If MASIMO has not cured its failure within such period, LABS may terminate the exclusivity on written notice to MASIMO of such termination. In the event that LABS and MASIMO disagree as to whether MASIMO is reasonably marketing such devices, the Party shall submit the disagreement to an independent three–member panel (the "Panel"). Each Party shall select one member of the Panel, and the two members shall select a third member. No Panel member may be an employee, officer, director, or owner of any shares of either Party, or related to any employee, officer, director or owner of any shares of either Party, or otherwise affiliated with either Party such that such affiliation would tend to influence such person's ability to independently evaluate this issue. The determination of the Panel shall be binding upon the Parties, and the cost of the proceedings are born by the losing party.

4.8. Delivery of MASIMO Systems to LABS. MASIMO agrees to make available to LABS upon request, one (1) sample of each MASIMO Licensed Device. LABS will have the right to test this device and to approve the functionality of LABS Technology in such device. Such approval will not be unreasonably withheld. After such testing, the device may remain with LABS, at LABS' option, for further technical assistance and as a demonstration unit as long as this Agreement is in effect.

5. ROYALTIES

5.1. Royalties to MASIMO For Licensed Devices. Without limiting Section 5.2, the Parties acknowledge that no royalties shall be payable to MASIMO for the distribution or sale of LABS Licensed Devices or Stand Alone Licensed Devices.

5.2. Royalties to MASIMO for Integrated Consumable. LABS shall pay to MASIMO royalties in the amount of ten percent (10%) of SpO2 sensor or accessory value of LABS' Average Selling Price of sensors or accessories that measure Vital Signs Parameters for use in LABS Licensed Devices or Stand Alone Devices. The SpO2 sensor value of sensors that are capable of Non–Vital Signs Monitoring, shall be LABS average selling price for its sales of comparable sensors that only measure SpO2. At the later of (A) 20 years from the Effective Date or (B) expiration of the last to expire of any Masimo patents covering Masimo Technology, the royalty shall be reduced by 2%.

5.3. [Intentionally Omitted.]

5.4. Royalty on Rainbow Technology. MASIMO will pay to LABS royalties in the amount of ten percent (10%) of the Rainbow Royalty Base (as defined below) for MASIMO Licensed Devices, and sensors and accessories for measuring Non–Vital–Signs Parameters in MASIMO Licensed Devices in accordance with the following.

(a) Except for the handheld products, the "Rainbow Royalty Base" will include that portion of (i) a MASIMO Licensed Device Enabled to measure a Non–Vital–Signs Parameter, and (ii) sensors and accessories for measuring Non–Vital–Signs Parameters in MASIMO Licensed Devices. In other words, if a Masimo Licensed Device, sensor or accessory is Enabled to measure more than Vital Signs Parameters, then the difference between that standard product (the one that measures only Vital Signs Parameters) and the price charged for a similar type product that can also measure the Non–Vital Signs Parameter/s is the amount that will be multiplied by the 10% royalty. The differential is calculated base on the ASP on a region by region and product by product basis.

(b) For handheld products, such as Rad–57, the entire price of the product is multiplied by the 10% royalty.

(c) For multiparameter devices (i.e., a device that uses more than one sensor at a time), the Royalty Base will be (i) the Net Selling Price of the device, times (ii) the number of Non–Vital–Signs Parameter that the device is Enabled to measure, divided by (iii) the total number of Parameters that the device is Enabled to measure (excluding insignificant parameters such as temperature, PI, PVI, and Pulse Rate).

(d) Hospital Contracts. MASIMO will pay a 10% royalty on the fraction of all revenue from the contract signed after January 1, 2009 for the placement of Masimo Licensed Devices (for a committed sensor contract) in relation to the fraction of Enabled rainbow devices compared Masimo Licensed Devices with only Vital Signs Parameters Enabled as follows:

(10%)(Total revenue invoiced under contract on running basis)(# Masimo Licensed Devices on average with Non–Vital Signs Parameters Enabled.

(# Masimo Licensed Devices on average with Non–Vital Signs Parameters enabled + # Masimo Licensed Devices on average with only Vital Signs Parameters enabled).

(e) Non–Vital Signs Parameter upgrades and sensors sold separately or in addition by Masimo shall be considered a separate revenue source for which a 10% royalty shall apply. Royalties shall not be paid up front but shall be due after payments are made under the contract, on a quarterly basis, 30 days after each quarter end.

(f) At the later of (A) 20 years from the Effective Date or (B) expiration of the last to expire of any LABS patents covering the applicable parameter, the royalty rate shall reduce by 2%.

(g) Notwithstanding the foregoing, beginning on a Change in Control, the royalty due to LABS from MASIMO on a particular product will not be less than the following minimum amount:

$0 per completed MASIMO Licensed Device

$0 on OEM Boards

$2 per disposable sensor capable of CO and/or MET

$3 per disposable sensor that includes hemoglobin capability

$25 per reusable sensor capable of CO and/or MET

$50 per reusable sensor that includes hemoglobin capability

$10 per cable if it permits a Non–Vital Sign Parameter

$50 per Non–Vital Signs Parameter to OEM for each Enabled parameter, $100 to end users for each parameter when Enabled

Royalties are payable within 30 days of the close of each quarter.

5.5. Minimum Royalties. MASIMO agrees to the aggregated minimum yearly royalties specified below (whether based on actual sales or in make–up payments by MASIMO) for the license to Rainbow Technology and/or the license back for Masimo Technology for use in Non–Vital Signs Monitoring developed by LABS or by MASIMO. Such royalties shall begin upon the first commercial sale of any MASIMO Licensed Device. Subsequent year payments are due within thirty (30) days after the end of each year. Failure to pay the minimum royalties by January 1, 2015 shall be a breach of this Agreement, subject to the notice and cure provisions herein, and if such cure is not provided, shall thereafter automatically convert MASIMO's license to a non–exclusive license as the exclusive remedy. After January 1, 2015, failure by MASIMO to pay minimum royalties shall be considered a material breach of this Agreement. The minimum royalties shall be an advance on that year's running royalty obligations, but shall not carry forward from year to year. While the CEO of Labs and Masimo are the same, the Minimum Royalties are payable to Labs as needed by Labs, with any amounts not paid in a given year carried forward. Minimum royalties are eliminated after the license becomes non–exclusive by the terms of this Agreement.

2007	2008	2009	2010 and beyond
$3.15 M	$3.5 M	$4 M	$5M

5.6. Notwithstanding Section 5.5, on a Change in Control of MASIMO, the acquiring entity shall pay the minimum royalties in accordance with the tables below instead of the table in Section 5.5 (with no maximum ceiling for aggregated Non–Vital–Signs Parameters). Minimum royalties are eliminated after the license becomes non–exclusive by the terms of this Agreement.

Aggregated Minimum Royalty for CO, Met, Fractional O2, Hb and/or Glucose

2007	2008	2009	2010 and beyond
$5 M	$7 M	$10 M	$15M

Additional Minimum Royalty Per Rainbow Parameter beyond CO, Met, Fractional O2, Hb and Glucose

Year 1*	Year 2	Year 3	Year 4	Year 5 & Beyond
$75,000	$250,000	$500,000	$1 M	$2M

* Year 1 refers to the first year of commercial release of such parameter.

5.7. Royalties on Other Markets. LABS will pay to MASIMO a royalty of 10% on each product that includes Vital Signs Monitoring that is sold outside of both the LABS Market and the MASIMO Market, unless MASIMO licenses a third party the right to market outside of both the MASIMO Market and LABS Market, at which time the royalty is reduced to 3%. Similarly, MASIMO will pay LABS a royalty of 10% on each product that includes Non–Vital Signs Monitoring that is sold outside of both the LABS Market and the

MASIMO Market, unless LABS licenses a third party the right to market outside of both the MASIMO Market and LABS Market, at which time the royalty is reduced to 3%.

5.8. Quarterly Accounting. Each Party shall provide the other Party with a quarterly accounting of total Product shipments upon which a royalty is payable to the other Party, along with an accounting of the Net Selling Price for such products, if applicable.

5.9. Audit Rights. Each Party shall have the right to verify, at the requesting Party's expense, and not more frequently than once per year and upon not less than ten (10) business days prior written notice to the other Party, the accuracy of the accounting reports provided by the other Party hereunder, through inspection of the other Party's pertinent records and books of accounts maintained in the ordinary course of business. Such audit shall be conducted by a certified public accountant (the "CPA") chosen by the requesting Party in its reasonable discretion, and which CPA is reasonably acceptable to the Party being audited. The requesting Party shall pay all costs, expenses and fees of the CPA unless the audited Party has understated royalties or other payments owing to the requesting Party by more than five percent (5%) during the period audited, in which event the CPA's costs, fees and expenses shall be paid by the audited Party.

6. LICENSE FOR OTHER USES

6.1. MASIMO Technology. In the event LABS desires to use MASIMO Technology to develop any application not included within Vital Signs Monitoring and Non-Vital Signs Monitoring, LABS is non-exclusively licensed to use MASIMO Technology to develop such application. All Improvements in connection with the foregoing made during the period that the CEOs of LABS and MASIMO are the same, shall be owned by MASIMO. All Improvements in connection with the foregoing made during the period that the CEOs of LABS and MASIMO are different, shall be owned by the Party that made such Improvements.

6.2. LABS Technology. In the event MASIMO desires to use LABS Technology to develop any application not included within Vital Signs Monitoring and Non-Vital Signs Monitoring, MASIMO is non-exclusively licensed to use LABS Technology to develop such application. All Improvements in connection with the foregoing made during the period that the CEOs of LABS and MASIMO are the same, shall be owned by LABS. All Improvements in connection with the foregoing made during the period that the CEOs of LABS and MASIMO are different, shall be owned by the Party that made such Improvements.

7. PURCHASE AND SALE OF PRODUCTS

7.1. Products Available for Purchase. The provisions of this Article 7 shall apply to each Party to the extent such Party (the "Supplying Party") is supplying Products to the other Party (the "Ordering Party"). Each Supplying Party will sell the Products listed in Exhibit C to the Ordering Party in accordance with this Article 7. Upon mutual agreement of the Parties, the Parties shall amend Exhibit C to include any additional Products available for supply by either Party to the other Party under this Agreement, including applicable pricing, minimum order quantities, and any other provisions applicable to the supply of such Product.

7.2. Purchase of Products. The purchase and sale of Products between the parties shall be made by means of purchase orders placed by one Party or its designee to the other Party. Purchase orders issued before termination of this Agreement calling for delivery in ninety (90) days or less are non–cancelable. Purchase orders calling for delivery in more than ninety (90) days shall be alterable and cancelable by the Ordering Party until ninety (90) days prior to the shipment date, after which such purchase orders become binding.

7.3. Minimum Order Quantities. The minimum quantity of Products that may be purchased on a purchase order for the Products listed on Exhibit C as of the Effective Date is 50 units of a cable–part number, reusable sensor or MASIMO Board, and 500 units of disposable sensors.

7.4. Price. The Supplying Party's transfer price for the Products delivered to the Ordering Party in accordance with the terms of this Agreement shall be as set forth on Exhibit C. All prices are F.O.B. the Supplying Party's manufacturing facility or distribution point in the United States. The transfer price for SpO_2 Sensors and Accessories includes packaging and labeling complying with MASIMO standard packaging guidelines provided to LABS from time–to–time. The transfer price does not include custom packaging or labeling. If custom labeling is desired and feasible as determined by the Supplying Party, all costs associated with such labeling will be paid by the Ordering Party. Payment by the Ordering Party to the Supplying Party shall be made thirty (30) days following receipt of an invoice by Ordering Party.

7.5. Currency Basis. Prices for the sale of Products hereunder shall be in United States dollars.

7.6. Taxes and Levies. All payments for Products under this Article 7 are exclusive of taxes and each Party shall be responsible for paying all taxes relating to products marketed by that Party (except taxes based upon the other Party's income), including but not limited to all sales, use, personal property, customs, duties, assessments, levies, and other government impositions of any nature.

7.7. Transportation. The method of transportation and carrier selected for Products purchased by a Party shall be as specified by such Party in its purchase orders. Unless otherwise agreed, all transportation charges for Products, including insurance, levies, and taxes, shall be paid by the Ordering Party.

7.8. Packaging. The Supplying Party shall package the Products for shipment. Each shipment shall include a packing list containing: (i) purchase order number; (ii) model number of the Products; (iii) quantity; (iv) serial number or lot code of shipped Products; and (v) certificates of compliance for the applicable quality assurance test performed for the Products being shipped.

7.9. Delivery. The Supplying Party shall use reasonable commercial efforts to fill all purchase orders for Products by delivery dates and in the quantity specified by the other Party in its purchase orders. Notwithstanding the above, the Supplying Party shall have no obligation to deliver Products in less than ninety (90) days from confirmation. If a purchase order calls for more than a 25% increase as compared to the previous three (3) month average of Products ordered, on a Product–by–Product basis, the Supplying Party shall use reasonable commercial efforts to deliver an amount at least equal to the previous three (3) month average within ninety (90) days, and shall use reasonable commercial efforts to ship the remainder within one hundred twenty (120) days of receipt of the purchase order.

7.10. Emergency Orders. Nothing herein shall prevent a Party from placing emergency orders for Products for delivery in less than ninety (90) days. The Supplying Party agrees to use reasonable efforts to deliver such Products on the requested schedule.

8. COMPATIBILITY

8.1. MASIMO Probes. LABS agrees that it will not modify Masimo's SpO_2 Sensors to be used with other than the MASIMO Boards, other boards designed by MASIMO for Vital Signs Monitoring or boards made by Labs under the licenses herein. LABS will purchase Sensors for Vital Signs Monitoring applications exclusively from MASIMO unless the measurements for Vital Signs Monitoring applications and Non-Vital Signs Monitoring are best integrated in one sensor, as determined by LABS in its sole discretion. In such case, LABS may design, develop and manufacture (including manufacturing according to any MASIMO design) integrated sensors and pay MASIMO a royalty of ten percent (10%) of LABS' Vital Signs Monitoring Portion of the Net Selling Price of integrated sensors; provided, however, that LABS undertakes all regulatory, service and warranty obligations with respect to such sensors and that such sensors pass MASIMO's validation and verification process such that the full capability of MASIMO SET is obtained. LABS will pay for such validation and verification services at MASIMO's standard rates then in effect for third party OEM products. MASIMO SET will be enabled for these SpO_2 Sensors or other sensors which include MASIMO Technology for Vital Signs Monitoring. The Vital Signs Monitoring Portion is the average selling price for the similar product that measures only Vital Signs Parameters. The differential is calculated base on the ASP on a region by region and product by product basis.

8.2. Engineering Support. During the period that MASIMO is funding LABS' research and development, or there has been no Change of Control, MASIMO shall provide reasonable engineering support to LABS for the integration of MASIMO SET into LABS Licensed Devices and Stand Alone Licensed Devices and for the manufacturing of any Masimo Products as permitted under this Agreement, by assisting Labs with engineering and technical resources, sharing lab equipment, providing prototyping parts and components, legal and financial services, delivering a copy of all MASIMO Software for MASIMO Technology and sufficient information and documentation (such as circuit diagrams, source code and specifications) to permit LABS to reasonably make, use and modify such MASIMO Software and to reasonably make, use and modify the MASIMO Technology. After a Change in Control, MASIMO shall continue to deliver, as reasonably requested by LABS, sufficient information and documentation to permit LABS to reasonably use MASIMO Technology in accordance with the terms of this Agreement. After a Change of Control, if Labs asks MASIMO for more than what MASIMO believes in its sole discretion is reasonable engineering assistance, MASIMO may charge LABS for those services at its actual costs for such support. To the extent necessary, engineering support will apply in reverse with respect to any LABS Technology licensed to MASIMO on a pari passu basis.

9. INSPECTION AND ACCEPTANCE

9.1. Inspection/QA. Each Supplying Party shall provide and maintain an inspection procedure and quality assurance program for its Products and its production processes. Complete records of all inspection and quality assurance work done by a Supplying Party shall be made available to the Ordering Party upon its request at reasonable times during the term of this Agreement.

9.2. Product Defects and Returns.

9.2.1. Return Authorization. Any of the Products or lots of Products ("Lot") which materially fail to meet the specifications set forth in Exhibit C or otherwise applicable to such Products may be rejected by the Ordering Party and returned to the Supplying Party for replacement. Prior to returning any Products to the Supplying Party, the Ordering Party shall notify the Supplying Party by facsimile that the Ordering Party has rejected the Products, inclusive of the reason or basis of such rejection. Within five (5) working days of the receipt of the notification, the Supplying Party will issue a Return to Vendor" ("RTV") number to the Ordering Party by facsimile, which RTV number will be the Ordering Party's authorization to return the Products.

9.2.2. Product Replacement. Subject to Section 9.2.1, Products which do not conform to the applicable specifications shall be returned by the Ordering Party to the Supplying Party freight collect and insured for full replacement value. Within twenty (20) days after the date of receipt of the nonconforming Products, replacement Product will be shipped to the Supplying Party at the Supplying Party's expense. Should the Supplying Party fail to replace rejected Products by shipping conforming Products within thirty (30) days of its receipt of the nonconforming Products, the Ordering Party shall have the option to cancel the purchase of such Products without cost or liability and receive, at the Ordering Party's option, a credit or rebate if payment has been made. The Ordering Party shall pay freight charges, insurance and other customary charges for transportation for improperly rejected Products.

9.2.3. Costs. All costs to replace including transportation with respect to the defective Products shall be the sole responsibility of the Supplying Party.

9.2.4. Unauthorized Correction. If the Ordering Party attempts to correct deficiencies to the Products purchased under this Agreement without prior written authorization from the Supplying Party, then the Supplying Party shall have no further obligations with respect to such Products.

9.3. Nonconforming Acceptance. The Ordering Party may choose to accept Products which fail to conform in a minor aspect to the specifications established by this Agreement without prejudice to its right to reject nonconforming items in the future. If the Ordering Party so chooses, the Ordering Party will notify the Supplying Party of its intent to accept nonconforming items. However, the Supplying Party accepts no responsibility for nonconforming items accepted by the Ordering Party.

10. CONFIDENTIALITY

10.1. Confidentiality. Each Party shall maintain in confidence all Confidential Information of the other Party received in the course of performance under this

Agreement, and shall not disclose such Confidential Information to any third party. In maintaining the confidentiality of Confidential Information of the other Party, each Party shall exercise the same degree of care that it exercises with its own confidential information, and in no event less than a reasonable degree of care. Each Party shall ensure that each of its officers, directors, employees, subcontractors, consultants, representatives and agents holds in confidence and makes no use of the Confidential Information of the other Party for any purpose other than those permitted under this Agreement or required by law.

10.2. Exceptions. Neither Party's obligations under this confidentiality provision shall apply to information that:

a. prior to the transmittal was of general public knowledge;

b. becomes a matter of general public knowledge otherwise than as a consequence of a breach under this Agreement;

c. is made public by the Party claiming confidentiality;

d. is required to be disclosed by applicable law; provided however, that the Party who may be required to disclose such information shall notify the other Party in sufficient time for the owner of such Confidential Information to file the appropriate documents with the court to obtain a protective order to enforce the confidentiality requirements of this Agreement;

e. information which the receiving Party can establish by competent proof was in its possession at the time of disclosure by the disclosing Party and was not acquired, directly or indirectly, from the disclosing Party; or

f. information which is received from a third party; provided, however, that the receiving Party has no reason to know such information was obtained by said third party, directly or indirectly, from the other Party under a nondisclosure agreement.

11. PROPRIETARY RIGHTS

11.1. MASIMO Technology. MASIMO retains all right, title, and interest in the MASIMO Technology, including, without limitation, all patents, copyrights, trade secrets, and any other intellectual property and proprietary rights. Nothing in this Agreement should be construed as a sale of the MASIMO Technology or any copy of the MASIMO Software to LABS.

11.2. LABS Technology. LABS retains all right, title, and interest in the LABS Technology, including, without limitation, all patents, copyrights, trade secrets, and any other intellectual property and proprietary rights. Nothing in this Agreement should be considered as a sale of the Labs Technology or any copy of the LABS Software to MASIMO.

11.3. Development for Non–Vital Signs Monitoring. Any development using or Improvement to proprietary MASIMO Technology or LABS Technology made by LABS or by MASIMO that relates to Non–Vital Signs Monitoring, and any new technology acquired by LABS during the term of this Agreement shall be the sole property of LABS, and LABS has the right to apply for copyrights, patents (including utility and design patents), or other protection for intellectual property rights anywhere in the world under its own name and at its own expense. Without limiting Section 11.1, MASIMO hereby assigns to LABS all right, title, and interest in the foregoing. Any acquisition of products or technology by MASIMO for Non–Vital Signs Monitoring or Vital–Signs Monitoring or Improvements thereto by MASIMO, before or after the date hereof, is not assigned to LABS and is exclusively retained by MASIMO, except for the assets of Argose, which are to be assigned to Labs.

11.4. Improvements for Vital Signs Monitoring. Any development using or Improvement to proprietary MASIMO Technology or Labs Technology made by MASIMO or LABS that relates to Vital Signs Monitoring, and any new technology acquired by MASIMO during the term of this Agreement, shall be the sole property of MASIMO, and MASIMO has the right to apply for copyrights, patents (Including utility and design patents), or other protection for intellectual property rights anywhere in the world under its own name and its own expense. Without limiting Section 11.2, LABS hereby assigns to MASIMO all right, title, and interest in the foregoing. Any acquisition of products or technology by LABS for Non–Vital Signs Monitoring or Vital–Signs Monitoring or Improvements thereto by LABS, before or after the date hereof, is not assigned to MASIMO and is exclusively retained by LABS, unless LABS uses Masimo Technology to improve such acquired products or technology to provide a Non–Vital Signs Parameter, in which case such Non–Vital Signs Parameter shall be included within the license or option and other terms provided to MASIMO herein.

11.5. Further Action. LABS and MASIMO agree to take such further action and execute such further documents as reasonably necessary to establish ownership as set forth in Section 6.2, and Sections 11.1 through 11.6.

12. INDEMNIFICATION

12.1. MASIMO indemnification. MASIMO will defend, indemnify and hold LABS harmless against any and all liability, loss, damages, costs or expenses which LABS may hereafter incur, as a result of any injury, illness or death of any person which is caused by any Product or device manufactured by MASIMO and purchased by LABS from MASIMO, to the extent that such injury, illness or death results directly from such products manufactured or technology provided by MASIMO.

12.2. LABS indemnification. LABS will defend, indemnify and hold MASIMO harmless against any and all liability, loss, damages, costs or expenses which MASIMO may hereafter incur, as a result of any injury, illness or death of any person which is caused by any Product or device manufactured by LABS and purchased by MASIMO from LABS, to the extent that such injury, illness or death results directly from such products manufactured by LABS. For purposes of clarity, Labs shall have no liability of any kind for technology it has only licensed to Masimo as compared to provided in a product sold to Masimo.

12.3. Infringement for Vital Signs Monitoring. MASIMO shall settle or defend, at MASIMO's own expense, and pay any direct damage, costs or fines resulting from all proceedings, threats of proceedings or claims against LABS or its customers for infringement or alleged infringement by the Vital Signs Monitoring application(s) in LABS Licensed Devices or Stand Alone Licensed Devices, to the extent relating to the Masimo Technology licensed to LABS in this Agreement, of intellectual property rights of third parties. LABS agrees to notify MASIMO promptly in writing of any such proceeding, and to give MASIMO necessary assistance where practical, to modify the applicable Product to make it noninfringing or, where practical, to obtain licenses under such intellectual property rights. MASIMO makes no representation that Masimo Technology is not limited by any patent for Non–Vital Sign Measurements.

12.4. Tender of Defense The indemnifying party shall have no liability or responsibility of any kind to the indemnified party under this Section unless the Party seeking indemnity shall have notified the other Party within a reasonable time of such claims, and the indemnifying Party shall have been given an adequate opportunity to defend, including complete control of the defense and any settlement. Should the Party seeking indemnity desire to have its own counsel participate in any such action, the cost of such counsel shall be exclusively Party seeking indemnity.

12.5. Notwithstanding the foregoing, the Party that owns intellectual property licensed to the other Party under this Agreement shall have the first right to enforce such intellectual property, even in the market of the other Party, including the right to prosecute and settle all intellectual property claims. If the licensor is unable to or unwilling to enforce intellectual property that relates to the other Parties market, as defined in this Agreement, the licensee will then have the right to enforce any intellectual property licensed exclusively in the licensee's market. The non–enforcing party will have no right to any recoveries from such enforcement. Notwithstanding the above, LABS shall not have the right to enforce U.S. Patent No. 6,263,222.

12.6. Patent Validity. During and after the term of this Agreement, each Party agrees not to challenge the validity of any of the patents of the other Party to which this Agreement relates.

12.7. LIMITATION OF LIABILITY. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH ABOVE, MASIMO AND LABS GRANT NO WARRANTIES, EITHER EXPRESS OR IMPLIED, ON THE PRODUCTS OR TECHNOLOGY PROVIDED TO EACH OTHER, AND EACH SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE STATED EXPRESS WARRANTY IS IN LIEU OF ALL LIABILITIES OR OBLIGATIONS OF MASIMO OR LABS FOR DAMAGES, INCLUDING, BUT NOT LIMITED TO, CONSEQUENTIAL DAMAGES OCCURRING OUT OF OR IN CONJUNCTION WITH THE USE OR PERFORMANCE OF THE PRODUCTS OR TECHNOLOGY. IN NO EVENT SHALL MASIMO OR LABS BE RESPONSIBLE FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL DAMAGES OR LOSS OF PROFIT SUFFERED BY THE OTHER PARTY IN CONNECTION WITH THIS AGREEMENT.

13. REGULATORY COMPLIANCE

13.1. LABS U.S. Regulatory Approvals. LABS shall be solely responsible for identifying and obtaining, at its sole cost and expense, all FDA and United States safety agency approvals and any other agency or regulatory approvals which are required for the development, manufacture or sale of LABS Licensed Devices and Stand Alone

Licensed Devices. MASIMO will reasonably cooperate with LABS by providing at no charge to LABS any MASIMO data in its possession that is reasonably required to obtain the regulatory approvals, including but not limited to 510(k) application materials submitted by MASIMO for its own products that incorporate MASIMO Technology. Disclosure to LABS of any such data shall be subject to the confidentiality provisions of Section 10 ("CONFIDENTIALITY").

13.2. Other LABS Regulatory Approvals. LABS shall be solely responsible, at its sole cost and expense, (i) for identifying and obtaining any necessary approvals or certifications by any non–U.S. governmental, safety or regulatory entity, including testing or other procedures, for the sale by LABS of LABS Licensed Devices and Stand Alone Licensed Devices, (ii) for identifying and complying with any safety precautions, safety markings, labels or consumer notices required for LABS Licensed Devices in any country other then the United States, and (iii) for assessing the appropriateness of the LABS Licensed Devices for any particular Customer application. MASIMO will cooperate with LABS by providing any data in its possession that is reasonably required to obtain such approvals or certifications. Disclosure to LABS of any such data to any third party shall be subject to the confidentiality provisions of Section 10.

13.3. MASIMO U.S. Regulatory Approvals. MASIMO shall be solely responsible for identifying and obtaining, at its sole cost and expense, all FDA and United States safety agency approvals and any other agency or regulatory approvals which are required for the development, manufacture or sale of Products by MASIMO in the MASIMO Market. LABS will reasonably cooperate with MASIMO by providing at no charge to MASIMO any LABS data in its possession that is reasonably required to obtain the regulatory approvals, including but not limited to 510(k) application materials submitted by LABS for its own products that incorporate LABS Technology for Products in the MASIMO Market. Disclosure to MASIMO of any such data shall be subject to the confidentiality provisions of Section 10.

13.4. Other MASIMO Regulatory Approvals. MASIMO shall be solely responsible, at its sole cost and expense, (i) for identifying and obtaining any necessary approvals or certifications by any non–U.S. governmental, safety or regulatory entity, including testing or other procedures, for the sale by MASIMO of MASIMO Licensed Devices, (ii) for identifying and complying with any safety precautions, safety markings, labels or consumer notices required for MASIMO Licensed Devices in any country other then the United States, and (iii) for assessing the appropriateness of the MASIMO Licensed Devices for any particular Customer application. LABS will cooperate with MASIMO by providing any data in its possession that is reasonably required to obtain such approvals or certifications. Disclosure to MASIMO of any such data to any third party shall be subject to the confidentiality provisions of Section 10.

13.5. Export Controls. Regardless of any disclosure to one Party by the other Party of an ultimate destination of the product obtained from the one Party, the other Party shall not transfer or re–export, whether directly or indirectly, any software or hardware containing the technology of the other Party, the related documentation, or other related proprietary information to anyone outside the U.S. as to which export may be in violation of the United States export laws or regulations without first obtaining the appropriate license from the U.S. Department of Commerce and/or any agency or department of the U.S. government, as required.

14. INCIDENT REPORTING

14.1. By LABS. LABS represents that in addition to being responsible for all regulatory approvals for its Products, that should any material incidents of failure of any LABS Licensed Devices which include Vital Signs Monitoring or Stand Alone Licensed Devices or injury related to such Products be reported to LABS, that it will take good faith efforts to promptly (i.e., within two (2) business days) notify MASIMO of any such performance problems or deficiencies relating to Vital Signs Monitoring licensed from Masimo.

14.2. By MASIMO. MASIMO represents that in addition to being responsible for all regulatory approvals for its Products, that should any material incidents of failure of any MASIMO Licensed Device which includes Non–vital Signs Monitoring or injury related to such Products be reported to MASIMO, that it will take good faith efforts to promptly (i.e., within two (2) business days) notify LABS of any such performance problems or deficiencies relating to Non–Vital Signs Monitoring licensed from LABS.

15. TERM AND TERMINATION

15.1. Term. The term of this Agreement shall commence on the Effective Date and shall continue in effect until terminated in accordance with this Article 15.

15.2. Termination for Breach. The default by one Party of a material obligation of such Party under this Agreement shall entitle the other Party to give the Party in default written notice describing such default in detail (including all supporting documentation) and requiring it to remedy such default. If such default is not fully remedied within ninety (90) days after the date of such notice, the notifying Party shall be entitled to, in addition to all other remedies available to such Party, exercise its rights under the Escrow, as contemplated by Article 17, or terminate this Agreement by a written notice to the defaulting Party. A Party may not continue to exercise its rights under the Escrow if it terminates this Agreement.

15.3. Termination on Liquidation. Either Party may terminate this Agreement at any time after the involuntary institution of any proceedings for the liquidation or winding up of the other Party's business which have not been terminated within 180 days after institution.

15.4. Rights Upon Termination. In the event of any valid termination of this Agreement [under Section 15.2 ("Termination for Breach") or 15.3 ("Termination on Liquidation),] each the breaching or liquidating Party's rights under this Agreement shall be terminated except as follows:

15.4.1. No termination of this Agreement shall terminate or otherwise impact LABS' rights under Sections 2.1.1, 2.1.2, 2.1.4, 2.3 or any sublicenses and private label patient monitoring company contracts under 2.1.3.

15.4.2. No termination shall effect the rights of customers that have already purchased products to continue to use such products, or the rights of the licensee to continue to sell sensors and accessories to meet the needs of such purchased products.

15.4.3. No termination shall impact either Party's rights to collect for accrued royalties or the licenses granted in this Agreement, which continue after termination on the terms and conditions existing upon termination.

15.4.4. For any termination for breach, only the rights of and licenses to the breaching Party are terminated, and rights and licenses to the non–breaching Party remain in effect, as well as the obligations of the breaching Party to the non–breaching Party.

15.5. Survival. The rights and obligations of the Parties hereto under Sections 10 ("Confidentiality"), 11 ("Proprietary Rights"), 12 ("Indemnification"), 13 ("Regulatory Compliance"), 14 ("Incident Reporting"), 2.1.1, 2.1.2, 2.1.4, and 2.3 ("Trademarks, Legends and Logos"), or any sublicenses and private label patient monitoring company contracts under 2.1.3, and 4 ("Masimo Option") of this Agreement shall survive and continue after termination of this Agreement and shall bind the Parties and their representatives, successors, heirs and assignees.

16. DISPUTE. If any dispute or difference shall arise between the Parties concerning the construction of this Agreement or the rights or obligations of either Party, the Parties shall strive to settle the same amicably. If LABS and MASIMO have the same CEO, and the common CEO determines that a conflict exists that he cannot resolve due to the diverging interests of Labs and Masimo, the common CEO at his option, will either 1) appoint an independent board member (if one exists) to represent each Party to discuss and negotiate resolutions to conflicts arising under this Agreement, with the CEO, or 2) the common CEO will resolve the issue to his best capability to balance the needs of both Masimo and Labs and seek Board approval of both Masimo and Labs for his decision. If the Parties are unable to reach agreement or amicably settle the dispute or difference within ninety (90) days after such dispute or difference has arisen, such dispute will be resolved through binding arbitration, applying the AAA rules. The prevailing Party will be entitled to recover, in addition to any other award of the arbitrators, its attorney's fees and costs associated with the arbitration.

17. ESCROW

17.1. Escrow Deposit. When LABS and MASIMO no longer have the same CEO, either Party may request that each of MASIMO and LABS place in escrow with an independent third party copies of the LABS Technology and MASIMO Technology, respectively, pursuant to the terms of an escrow agreement on commercially reasonable and standard terms. Such escrow agreement will be negotiated and agreed to by the Parties at such time as either party makes a written request upon the other. Each Party will pay its own fees and costs to establish the escrow, except that the Party requesting the escrow shall pay all costs of the escrow agent during the term of the escrow, notwithstanding the fact that both Parties will have technology placed in the escrow and both Parties will have rights to technology under the escrow. The escrow will include drawings and all necessary information available to each such Party for use of the technology pursuant to the License in Section 17.2. Each Party shall update its deposit in accordance with the escrow agreement.

17.2. License upon Release. In the event that a Party is in breach of an obligation under this Agreement that inhibits the other Party's ability to make, use, offer for sell or sell products licensed under this agreement, and such breach is not cured within the time period provided herein, the nonbreaching Party is granted by the breaching Party a revocable, license to use, maintain, develop and improve the technology in escrow for the intended purposes of this Agreement, provided that, the other Party shall have no right to access, maintain, develop or possess the deposited technology except in accordance with the terms of the escrow agreement; and provided further, that all royalties and other obligations due under this Agreement shall not be reduced, waived or eliminated in any way during the time period that such license remains in effect. The license under this paragraph shall only apply during the continuation of the breach, and not after it has been cured, except that where significant investment of funds was made by the licensed Party, the period of license shall run until the investing party has recovered the amount invested, or the breaching party reimburses the licensed Party for its out of pocket costs associated with establishing its own manufacturing due to the failure to supply.

17.3. Intentions of Escrow. As a matter of clarity, the purpose of the escrow is only to reduce the risk of unavailability of necessary information to allow a licensed Party to continue to achieve the purposes anticipated by this Agreement by having the temporary license to such information in situations where there has been an uncured breach of this Agreement, and not alter existing economic or other obligations under this Agreement, or allow or provide for any permanent transfer of any rights or assets from one Party to the other as a result of a release of information from the escrow contemplated in this Article 17.

18. MISCELLANEOUS

18.1. Nonassignability. Neither MASIMO nor LABS may assign this Agreement except in connection with the sale of all or substantially all of the assets or business of such Party to which this Agreement relates. This Agreement will inure to the benefit of and bind each Party's successors and assigns.

18.2. Failure to Enforce. The failure of either Party to enforce at any time or for any period of time the provisions of this Agreement shall not be construed to be a waiver of such provisions or of the right of such Party to enforce each and every such provision.

18.3. Governing Law. This Agreement shall be deemed to have been made in the State of California, United States of America, and shall be governed by and construed according to the laws of the State of California.

18.4. Severability. In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be unenforceable, such provisions shall be deleted from this Agreement and the remaining portions of this Agreement shall remain in full force and effect, except where the economic equity of both Parties hereto is materially affected by such unenforceability.

18.5. Notice. Except as either Party may hereafter notify the other in writing with respect to itself, the addresses of the Parties for all purposes of this Agreement shall be:

MASIMO: MASIMO CORPORATION
40 Parker
Irvine, CA 92618
Attention: Chief Executive Officer

LABS: MASIMO LABORATORIES
50 Parker
Irvine, CA 92618
Attention: Chief Executive Officer

All notices and communications pursuant to this Agreement shall be addressed as set forth above and shall be delivered to the Party for whom intended by hand or by postage prepaid, first class, registered or certified mail, return receipt requested. Such notices and communications shall be deemed to have been given and delivered as of the date of receipt.

18.6. Force Majeure. Neither Party shall be liable to the other Party hereto for any loss, injury, delay, damages or other casualties suffered or incurred by such other Party due to strikes, riots, storms, fires, acts of God, or war or any other cause beyond the reasonable control of either Party.

18.7. Headings. Headings to paragraphs and sections of this Agreement are to facilitate reference only, do not form a part of this Agreement, and shall not in any way affect the interpretation hereof.

18.8. Exhibits. All exhibits to which this Agreement refers are hereby incorporated into and made a part of this Agreement.

18.9. Entire Agreement. This Agreement constitutes the entire agreement between LABS and MASIMO, and expressly supersedes the Original Agreement and all previous amendments , and there are no other understandings, agreements or representations, express or implied, written or oral, not specified herein. This Agreement may only be amended by express written agreement and signed by authorized representatives of both Parties.

18.10. Bankruptcy. Each of MASIMO and LABS is a licensee under 11 U.S.C. §365(N) and is entitled to the protections as a licensee provided therein.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date set forth above.

MASIMO CORPORATION	MASIMO LABS
By /s/ Brad Langdale	By /s/ Joe E. Kiani
Brad Langdale, EVP, Marketing	Joe E. Kiani, Chief Executive Officer

EXHIBIT A

MASIMO SET® DEFINITION

MASIMO SET® includes the following MASIMO Technology, as it relates to pulse oximetry:
LNOP®, AutoProCal™, ProCal™, DST™, FST™ Technology, SST, Proprietary Engine number 4, APOD, PVI, PI, FastSat, and Parallel Engines;

Transducers (sensor/probe) designed to reduce cost, reduce noise and improve accuracy;

The technique of building a reference generator for calculating substantially a noise or signal reference;

Use of a noise reference or signal reference to minimize the effect of unwanted noise components (e.g., motion artifacts) from physiological waveforms (e.g., photo–plethysmographic waveforms);

Use of a reference generator along with a correlation canceler (e.g., Joint Process Estimator) to map natural photo–plethysmographic waveforms into oxygen saturation space;

Use of a saturation transform, which is the technique of mapping plethysmographic waveforms into saturation space (e.g., saturation vs. power or probability and saturation vs. frequency or pulse rate); and/or

Use of transducers, circuitry, general digital signal processing techniques, mathematical algorithms for processing physiological signals and providing one or more final results (e.g., arterial blood oxygen saturation, pulse rate and/or photo–plethysmographic wave forms).

EXHIBIT B

Exhibit B1: to include Masimo Licensed Trademarks. See 1.20.

Panatone Red / PMS Black

1850 MAT

(MASIMO WILL PROVIDE CAMERA READY ARTWORK UPON REQUEST)

NO IMPLIED LICENSE LABEL

EXHIBIT C

Price of Products

Price for MASIMO Boards: MASIMO's transfer prices to LABS for the MS2000 Boards shall be $175.00:

Price for Rainbow Boards:

All Rainbow Boards and Rainbow sensors at cost of goods sold up to 10% of MASIMO's anticipated annual volume, determined on an annual basis. Thereafter, Labs will manufacture such Rainbow Boards or Rainbow sensors itself, or may purchase from Masimo at COGS plus Masimo's regular margin. When Labs wishes to manufacture, Masimo will provide reasonable assistance consistent with this Agreement, including providing Labs with access to Masimo vendors (Masimo vendors will be instructed to transfer to Labs the products at the same price they supply them to Masimo), tools, manufacturing process procedures and training.

Transfer Price for Sensors and Accessories: MASIMO's initial baseline transfer prices to LABS for the SpO_2 Sensors and Accessories delivered in accordance with this Agreement shall be at the most favored OEM prices.

LABS shall receive the best price offered by MASIMO to any other person or entity for Products. In the event that MASIMO provides more favorable pricing to another person or entity, MASIMO shall notify LABS of such better pricing within thirty days, and LABS shall have the option of accepting the more favorable pricing, effective immediately.

EXHIBIT D

End–User License Agreement

THIS DOCUMENT IS A LEGAL AGREEMENT BETWEEN YOU, THE "PURCHASER", AND LABS. IF YOU DO NOT AGREE TO THE TERMS OF THIS AGREEMENT, PROMPTLY RETURN THE ENTIRE PACKAGE, INCLUDING ALL ACCESSORIES, IN THEIR ORIGINAL PACKAGE, WITH YOUR SALES RECEIPT TO LABS FOR A FULL REFUND.

1. Grant of License

In consideration of payment of the license fee, which is part of the price paid for this product, LABS grants to Purchaser a nonexclusive, nontransferable license, without right to sublicense, to use the copy of the incorporated software/firmware, and documentation in connection with Purchaser's use of the Products for their labeled purpose. LABS reserves all rights not expressly granted to Purchaser.

2. Ownership of MASIMO Software/Firmware

Title to, ownership of, and all rights and interests in, any MASIMO software and/or firmware and the documentation, and all copies thereof, remain at all times vested in MASIMO Corporation, licensor to LABS, and they do not pass to Purchaser.

3. Assignment

Purchaser shall not assign or transfer this License, in whole or in part, by operation of law or otherwise, without LABS' prior written consent; any attempt without such consent, to assign any rights, duties or obligations arising hereunder shall be void.

4. Copy Restrictions

The software/firmware and the accompanying written materials are copyrighted. Unauthorized copying of the software, including software that has been modified, merged, or included with other software, or other written materials is expressly forbidden. You may be held legally responsible for any copyright infringement that is cause or incurred by your failure to abide by the terms of this license. Nothing in this license provides any rights beyond those provided by 17 U.S.C. § 117.

5. Use Restriction

As the Purchaser, you may physically transfer the products from one location to another provided that the software/firmware is not copied. You may not electronically transfer the software/firmware from the products to any other device. You may not disclose, publish, translate, release or distribute copies of the software/firmware or accompanying written materials to others. You may not modify, adapt, translate, reverse engineer, decompile, disassemble, or create derivative works based on the software/firmware. You may not modify; adapt, translate, or create derivative works based on the written materials without the prior written consent of LABS.

6. Transfer Restrictions

The software/firmware is licensed to the Purchaser, and may not be transferred to anyone, except other end–users, without the prior written consent of LABS. In no event may you transfer, assign, rent, lease, sell, or otherwise dispose of the software/firmware or the products on a temporary basis.

7. Beneficiary

MASIMO Corporation is a Beneficiary of this Agreement and has the right to enforce its provisions.

RESTRICTED RIGHTS LEGEND

The software/firmware and documentation is commercial computer software as defined in DFARS § 252.277.7014(a)(1). The Government shall have only those rights specified in this Agreement. DFARS § 227.7202–3(a).

MASIMO CORP (MASI)

40 PARKER
IRVINE, CA 92618
949-297-7000
http://www.masimo.com

EX-21.1

LIST OF REGISTRANT'S SUBSIDIARIES
10-K Filed on 03/04/2008 - Period: 12/29/2007
File Number 001-33642



Exhibit 21.1

Subsidiaries of the Registrant

The following are wholly–owned subsidiaries of the registrant, Masimo Corporation, a Delaware corporation:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Masimo Americas, Inc.	Delaware
Masimo Japan Corporation	Japan
Masimo Europe Ltd.	England and Wales
SpO2.com, Inc.	Delaware
Masimo Canada ULC	Nova Scotia
Masimo Australia Pty Ltd	Australia
Masimo Importacao e Distribuicao de Produtos Medicos Ltda.	Brazil
Masimo Hong Kong Limited	Hong Kong

MASIMO CORP (MASI)

40 PARKER
IRVINE, CA 92618
949-297-7000
http://www.masimo.com

EX-23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
10-K Filed on 03/04/2008 - Period: 12/29/2007
File Number 001-33642


GSI

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 29, 2008, accompanying the consolidated financial statements included in the Annual Report of Masimo Corporation on Form 10–K for the year ended December 29, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statements of Masimo Corporation on Forms S–8 (File No. 333–148149, effective December 19, 2007 and File No. 333–149138, effective February 11, 2008).

/s/ GRANT THORNTON LLP

Irvine, California
February 29, 2008

MASIMO CORP (MASI)

40 PARKER
IRVINE, CA 92618
949-297-7000
http://www.masimo.com

EX-31.1

CERTIFICATION OF JOE E. KIANI, CHIEF EXECUTIVE OFFICER, SECTION 302
10-K Filed on 03/04/2008 - Period: 12/29/2007
File Number 001-33642


GSI

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
Pursuant to Rule 13a–14(a) adopted pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

I, Joe E. Kiani, certify that:

1. I have reviewed this Form 10–K of Masimo Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Joe E. Kiani
Joe E. Kiani
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

Dated: March 4, 2008

MASIMO CORP (MASI)

40 PARKER
IRVINE, CA 92618
949-297-7000
http://www.masimo.com

EX-31.2

CERTIFICATION OF MARK P. DE RAAD, CHIEF FINANCIAL OFFICER, SECTION 3-
10-K Filed on 03/04/2008 - Period: 12/29/2007
File Number 001-33642



Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
Pursuant to Rule 13a–14(a) adopted pursuant to Section 302 of the Sarbanes–Oxley Act of 2002

I, Mark P. de Raad, certify that:

1. I have reviewed this Form 10–K of Masimo Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Mark P. de Raad
Mark P. de Raad
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Dated: March 4, 2008

MASIMO CORP (MASI)

40 PARKER
IRVINE, CA 92618
949-297-7000
http://www.masimo.com

EX-32.1

CERTIFICATION OF JOE E. KIANI, CEO AND MARK P. DE RAAD, CFO SECTION
10-K Filed on 03/04/2008 - Period: 12/29/2007
File Number 001-33642


GSI

Exhibit 32.1

CERTIFICATIONS

Each of the undersigned, in his capacity as the principal executive officer and principal financial officer of Masimo Corporation (the "Company"), as the case may be, hereby certifies, pursuant to the requirement set forth in Rule 13a–14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), that, to the best of his knowledge:

1. This Annual Report on Form 10–K for the period ended December 29, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. The information contained in this Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by this Annual Report.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission ("SEC") or its staff upon request.

This certification accompanies the Form 10–K to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act (whether made before or after the date of this Annual Report), irrespective of any general incorporation language contained in such filing.

IN WITNESS WHEREOF, the undersigned have set their hands hereto as of the 4th day of March 2008.

/s/ Joe E. Kiani
Joe E. Kiani
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark P. de Raad
Mark P. de Raad
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

END